     As filed with the Securities and Exchange Commission on May 21, 2002


                                                     Registration No. 333-86392

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                               -----------------


                                AMENDMENT NO. 2


                                      TO

                                   FORM S-1

                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               -----------------

                          MedcoHealth Solutions, Inc.

            (Exact name of registrant as specified in its charter)

           Delaware                         6411                   22-3461740
(State or other jurisdiction of (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification Number)

                               -----------------
                            100 Parsons Pond Drive
                       Franklin Lakes, New Jersey 07417
                                (201) 269-3400
  (Address, including Zip Code, and telephone number, including Area Code, of registrant's principal executive offices)
                               -----------------
                           David S. Machlowitz, Esq.
             Senior Vice President, General Counsel and Secretary
                          MedcoHealth Solutions, Inc.
                            100 Parsons Pond Drive
                       Franklin Lakes, New Jersey 07417
                                (201) 269-3400
(Name, address, including Zip Code, and telephone number, including Area Code, of agent for service)
                               -----------------
                                  Copies to:

               Valerie Ford Jacob, Esq.         Ann Bailen Fisher, Esq.
              Steven G. Scheinfeld, Esq.          Sullivan & Cromwell
       Fried, Frank, Harris, Shriver & Jacobson     125 Broad Street
                  One New York Plaza            New York, New York 10004
               New York, New York 10004              (212) 558-4000
                    (212) 859-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

================================================================================

                                          Proposed Maximum
    Title of Each Class of Securities    Aggregate Offering      Amount of
            to be Registered                  Price(1)      Registration Fee(2)
 ------------------------------------------------------------------------------
 Common stock, par value $0.01 per share   $1,000,000,000       $92,000(3)

================================================================================
(1)A portion of the proposed maximum aggregate offering price represents shares that are to be offered outside the United States but that may be resold from time to time in the United States. Such shares are not being registered for the purpose of sales outside the United States. The proposed maximum aggregate offering price includes amounts attributable to shares that certain of the underwriters may purchase to cover over-allotments, if any.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)Previously paid.

                               -----------------
    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.



================================================================================

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                  Subject to Completion. Dated       , 2002.

                                         Shares

[Logo]
                          MedcoHealth Solutions, Inc.

                                 Common Stock

                               -----------------

    This is an initial public offering of common stock of MedcoHealth Solutions, Inc.

    Merck & Co., Inc., in its capacity as the selling stockholder for federal
securities law purposes, is offering        shares of the common stock if and
to the extent Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acquire those shares from Merck prior to the completion of this offering in exchange for Merck indebtedness held by Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as described in "Underwriting--The Exchange". Goldman, Sachs & Co. and J.P. Morgan Securities Inc. will receive the cash proceeds from this offering. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are also representatives of the underwriters of this offering. MedcoHealth will not receive any proceeds from the sale of shares in this offering.

    MedcoHealth is currently a wholly owned subsidiary of Merck. Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between
$      and $      . MedcoHealth intends to list the common stock on the New
York Stock Exchange under the symbol "MHS".

    Upon completion of this offering, Merck will own at least 80.1% of the outstanding shares of the common stock and will continue to control MedcoHealth. Merck has indicated that, following this offering, it intends to divest itself of its remaining equity interest in MedcoHealth by means of a distribution to its stockholders in a transaction intended to be tax-free to Merck and its U.S. stockholders. While Merck expects the distribution to its stockholders to occur within 12 months after this offering, it may not occur in that time period or at all.

    Concurrently with or following this offering, we are offering $
million of notes due        and $       million of notes due        in a
separate public offering. Completion of this offering is not contingent on the completion of the notes offering.


    See "Risk Factors" beginning on page 11 to read about factors you should consider before buying shares of the common stock.


                               -----------------

    Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                                            Per Share Total
                                                            --------- -----
     Initial public offering price.........................     $       $
     Underwriting discount.................................     $       $
     Proceeds..............................................     $       $

    To the extent that the underwriters sell more than        shares of common
stock, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have the option to
purchase up to an additional        shares of MedcoHealth common stock from
Merck at the initial public offering price less the underwriting discount.

                               -----------------

    The underwriters expect to deliver the shares against payment in New York,
New York on        , 2002.


Goldman, Sachs & Co.                                                    JPMorgan

Merrill Lynch & Co.

                    Credit Suisse First Boston

                                          Deutsche Bank Securities

                                                           Salomon Smith Barney

                               -----------------

                        Prospectus dated       , 2002.

                              Inside Front Cover

        [Description of Artwork: photograph of automated pharmacy in Willingboro, New Jersey.]

                              PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information about our company and common stock and our financial statements and the notes to those statements appearing elsewhere in this prospectus.

    Unless otherwise indicated, all references in this prospectus:


   . to MedcoHealth, us or we include MedcoHealth Solutions, Inc., its subsidiaries and its predecessors, including Merck-Medco Managed Care, L.L.C., the company that has historically operated our business and that converted to a corporation in accordance with Delaware law in May 2002;



   . to Merck & Co., Inc. or Merck include Merck & Co., Inc. and its subsidiaries;



   . to years are to our fiscal years ended on the last Saturday in December of the year indicated; and



   . to quarters are to our fiscal quarters ended on the last Saturday in March, June, September or December of the quarter indicated.


                          MedcoHealth Solutions, Inc.

    We are the nation's largest pharmacy benefit manager, or PBM, based on the more than $29 billion in drug expenditures, commonly referred to as "drug spend", we managed for our clients during 2001. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. We believe that our ability to consistently deliver high quality service while effectively managing drug costs for our clients and their members has made us a market leader.


    We actively pursue initiatives to reduce the rate of increase in our clients' drug spend, commonly referred to as "drug trend", to save members money and to improve the services we provide both our clients and their members. We continue to expand our pre-eminent home delivery, or mail order, business, which reduces drug costs for our clients and provides enhanced reliability and service to their members. In 2001, our national network of 12 home delivery pharmacies filled approximately 75 million prescriptions, representing about 50% more than the number of prescriptions filled by the mail service operations of our three largest competitors, AdvancePCS, Caremark Rx, Inc., and Express Scripts, Inc., combined. We seek to contain costs for our clients and their members by encouraging the use of medically appropriate generic drugs through our generic education and substitution programs. Our high quality service, advanced technology and cost containment initiatives enabled us to reduce the average drug trend for plans that include both retail and home delivery from 16% in 1999 to 14% in 2000, compared to the national average of 19% in 1999 and 17% in 2000 reported by the Centers for Medicare & Medicaid Services, or CMS, formerly the Health Care Financing Administration.



    As of February 2002, we had approximately 1,650 clients. We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of February 2002, the plans we administered for our clients covered 188 of the Fortune 500, including 55 of the Fortune 100, 13 of the country's 44 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed L.L.C. subsidiary capitalizes on our extensive PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, the aggregate drug spend we managed for small to mid-size clients increased an average of approximately 44% per year to approximately $1.3 billion in 2001, excluding increases due to acquisitions.


    From 1997 to 2001, the total drug spend we managed for clients increased on average approximately 25.7% per year. In 2001, we filled or processed approximately 537 million prescriptions, had net revenues of more than $29 billion and net income of more than $250 million, and had earnings before interest, taxes, depreciation and amortization, or EBITDA, of approximately $837 million. See Note 6 under "Selected Historical Consolidated Financial and Operating Data". Our profitability is driven by our ability to retain a portion of the rebates we receive from pharmaceutical manufacturers, negotiate favorable discounts on prescription drugs and deliver services in a cost-efficient manner.


                               Industry Overview


    Drug purchases in the United States totaled over $130 billion, based on manufacturer prices and not drug spend, during 2001 and are the fastest growing component of health care costs. CMS reported in June 2001 that the cost of prescription drugs was expected to rise between 10% and 15% per year over the next eight years.


    CMS reported that PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans. These services include:

   . design and implementation of formularies, which are lists of preferred drugs from which a PBM's client's members and their physicians can choose;

   . large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

   . negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

   .  increasingly, home delivery pharmacies; and

   . programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control chronic health conditions.

    Areas of potential growth for the PBM industry include increased use of currently available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets.

                               Business Strategy

    Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the business strategies outlined below and described in greater detail in the section "Business--Business Strategy":

    Deliver high quality client and member service. We provide our clients with individualized prescription drug benefit plan solutions by delivering high quality customized plan design, clinical services, ongoing interactive monitoring and reporting, consulting and other services. Clients and members benefit from the high quality services that our individualized prescription drug benefit plans enable us to deliver, our clinical services and access to the fast and reliable service provided by our call center pharmacies.

    Take advantage of our significant technology investments to drive growth, improve service and reduce costs. Our technology platform significantly enhances productivity and cost optimization for us and our clients, convenience for clients and their members and, we believe, overall patient care. The core elements of our technology platform include our automated home delivery pharmacies, specialized call center pharmacies and advanced user-friendly Internet applications.

    Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies. We believe our high quality service model and drug trend management track record will enable us to continue to attract new clients. We have a significant opportunity to promote additional cost management programs and services to many of our existing clients and to increase our home delivery service volume substantially.

    Selectively form strategic alliances and expand into complementary, adjacent markets. While our principal focus has been to expand our business through internal growth, we have also made targeted acquisitions and entered into strategic alliances. We intend to continue to expand into new markets and may selectively form alliances and make targeted acquisitions to complement our internal growth.

                            Competitive Advantages

    We believe we have several competitive advantages that enable us to deliver enhanced service to clients and their members while effectively managing drug trend for our clients.

    We believe our competitive advantages include the following:


    We have the largest and most highly automated home delivery pharmacy service in the PBM industry. Our pre-eminent home delivery pharmacy service automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. At our home delivery pharmacies, we can accept a prescription for processing, determine whether the prescribed drug is on a plan's approved list of drugs, or "formulary", substitute less expensive clinically equivalent generic drugs for brand name drugs, or "generic substitution", fill the prescription and have it delivered by mail or courier to a member. These capabilities create a distinct cost advantage for us and our clients, while enhancing member convenience. In 2001, our national network of 12 home delivery pharmacies handled approximately 75 million prescriptions. These prescriptions represented only approximately 14% of the prescriptions we filled or processed and we believe there is a substantial opportunity to increase the use of our home delivery service. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies, the largest such facilities in the world based on prescription volume. Using our patented technology, these facilities operate above Six Sigma levels, the highest industry quality standard, and reduce average delivery time substantially as compared with our other home delivery pharmacies. As of April 2002, these two automated pharmacies were collectively dispensing approximately 1.3 million prescriptions per week.


    Our investments in technology continue to decrease costs and provide enhanced client and member service. We have designed our technology to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. We continue to invest in a new generation of technology to allow our specialized call center pharmacies to speed service and enhance the access our service representatives have to member information. Our integrated voice-response phone system allows members to enroll for home delivery service, submit a home delivery order for processing, track the status of their home delivery order, or locate a retail pharmacy in their area. We believe we are also a leader in promoting the use by physicians of on-line point-of-care technologies that reduce costs for plan sponsors by improving the speed and accuracy of ordering prescriptions and increasing the effectiveness of drug utilization management services such as encouraging the prescribing of drugs on a plan's formulary, or "formulary compliance", and generic substitution. We have implemented a suite of user-friendly web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively control the cost and quality of the prescription drug benefits they provide. In 2001, through our comprehensive member website, we filled or processed approximately $840 million in prescription drug orders, processed more than 7.2 million prescriptions and handled more than 20 million member service requests.


    We offer extensive value-added programs and services to our clients and their members. Our flexible programs and services enable us to deliver effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

   . Providing customized plan designs. We customize plan designs to meet the specific objectives of clients. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.


   . Enhancing formulary compliance. We enhance formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians, the use of multi-tiered copayment and other cost-sharing payment structures and our home delivery pharmacy service.


   . Effectively managing drug utilization, a key driver of drug trend. Our wide range of drug trend management tools includes drug utilization review programs, rules governing which drugs are covered and our internally developed, clinically based programs. Our specialized call center pharmacies encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

   . Offering convenience to members. Dedicated service representatives and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access a member's prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

    Our comprehensive generic substitution programs save our clients money. The substitution of generic drugs for brand name drugs helps contain client and member prescription drug costs. Generic drugs save both clients and their members money because they are less expensive and generally require lower copayments than brand name drugs. Our Generics First/SM/ program offers physicians the opportunity to obtain free generic samples and information on the use of generic drugs and educates physicians, clients and members about the cost savings and therapeutic equivalency of generic drugs. Other aspects of our integrated generics strategy include substituting generic drugs as soon as legally permissible, generally when the marketing exclusivity on the brand name drug ends, and alerting doctors of the availability of a medically appropriate generic substitute. For example, within two weeks of a generic equivalent becoming available for Glucophage(R), we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that generated aggregate sales of approximately $30 billion in 2000.

    We have a deep and experienced management team that has driven innovation and successfully expanded our business. Our management team has extensive experience in our industry and has established long-standing relationships with key constituents. Our management team has led the development of our innovative home delivery pharmacy and therapeutic interchange programs and many other programs and services that have been adopted as standard services in the industry. Our senior management team has an average of approximately eight years of service with our company. In the last four years, under the leadership of our management team, we have increased the estimated number of people who are eligible to receive prescription drug benefits under our clients' plans, commonly referred to as "covered lives", from approximately 51 million at December 27, 1997 to approximately 65 million at December 29, 2001.


                      Relationship With Merck & Co., Inc.


    Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993 we have been wholly owned by Merck & Co., Inc., a global pharmaceutical company. In May 2002, pursuant to our separation agreement with Merck, Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation and changed its name to MedcoHealth Solutions, Inc.


    The separation agreement between Merck and us contains various conditions for the benefit of Merck, and the closing of this offering is conditioned on the satisfaction or waiver by Merck of those conditions between the date of this prospectus and the closing date. For further information regarding these conditions, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

    After this offering, Merck will continue to own at least 80.1% of the outstanding shares of our common stock. Through its stock ownership, Merck will be able to control decisions regarding any merger, consolidation, sale of substantially all our assets or other major corporate transactions, without the support of any other stockholder. Merck has announced that, following this offering, it intends to distribute its remaining equity interest in us to its stockholders. We sometimes refer to this transaction in this prospectus as the spin-off or distribution. While Merck expects the spin-off to occur within 12 months after this offering, it may not occur in that time period or at all. The spin-off will be subject to a number of conditions, including the receipt by Merck of a favorable tax ruling from the Internal Revenue Service that its distribution of its shares of MedcoHealth to Merck stockholders qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code and will be tax-free to Merck and its U.S. stockholders. The spin-off will also be subject to other closing conditions and Merck may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off.


    Prior to the completion of this offering, we will enter into agreements with Merck related to the separation of our business operations from Merck. Merck and its affiliates have agreed to provide us with rebates based, in part, on whether Merck products are included in the formularies we offer our clients and whether Merck products achieve specified market share targets under the plans for which we provide PBM services. Prior to the completion of this offering, Merck and we will also enter into other contracts under which Merck and we will agree to provide each other with various interim, ongoing and other services and information. For a further discussion of the spin-off and various interim and ongoing relationships between us and Merck, see "Relationships Between Our Company and Merck & Co., Inc."

                                 The Offering


Shares offered......................              , or            if Goldman
                                        Sachs and JPMorgan exercise their
                                        option to acquire additional shares in
                                        full.



Shares outstanding after this
  offering..........................    270,000,000(1)



Shares owned by Merck after this
  offering..........................              , or            if Goldman
                                        Sachs and JPMorgan exercise their
                                        option to acquire additional shares in
                                        full.


Use of proceeds.....................    We will not receive any proceeds from
                                        the sale of common stock in this
                                        offering.

Purpose of this offering............    The purpose of this offering is to
                                        allow Goldman Sachs and JPMorgan to
                                        sell any shares of our common stock
                                        they receive in the exchange. The
                                        purpose of the exchange is to allow
                                        Merck to retire a portion of its
                                        indebtedness in a tax-efficient manner
                                        through the exchange with Goldman Sachs
                                        and JPMorgan. See "Underwriting--The
                                        Exchange".


Proposed NYSE symbol................    MHS.
--------
(1) These shares do not include options reserved for issuance or options
    granted and not exercised as of           , 2002. We expect that
    substantially all Merck stock options held by our employees granted on or after February 26, 2002 will be automatically converted as of the spin-off into options to purchase shares of our common stock.

                            Concurrent Transactions


    Prior to or concurrently with the completion of this offering, we intend to enter into a $1,250 million senior unsecured credit facility with a syndicate of banks consisting of a $500 million term loan and a $750 million revolving credit facility. Additionally, concurrently with or following the completion of this offering, we intend to offer for sale $1,000 million aggregate principal amount of notes in a separate public offering. We intend to use the proceeds from the term loan and the notes offering to pay a $1,500 million dividend to Merck, which we have declared, and will pay shortly following, the completion of this offering. The dividend is being paid to Merck, our sole stockholder prior to completion of this offering, at Merck's request. We expect that substantially all of the $750 million revolving credit facility will remain undrawn at the completion of this offering and will be available for working capital and general corporate purposes. This initial public offering of our common stock is not contingent on the notes offering. If we do not complete the notes offering prior to the payment of the dividend to Merck, we expect to obtain an additional $1,000 million in financing for the dividend from the bank syndicate described above. For a further discussion of the dividend to Merck and our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness".


                               -----------------


    Our predecessor company, Merck-Medco Managed Care, L.L.C., was organized as a Delaware limited liability company in 1997 and converted to a corporation in May 2002. Our principal executive offices are located at 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417. Our telephone number at that location is (201) 269-3400.


    MEDCOHEALTH SOLUTIONS, INC.(TM), our logo, SYSTEMED L.L.C.(TM) and GENERICS FIRST/SM/ are trademarks and service marks that belong to us. PARTNERS FOR HEALTHY AGING(R), POSITIVE APPROACHES(R), RATIONALMED(R) and PROVANTAGE(R) are registered trademarks and service marks that belong to us.

    This prospectus includes trademarks owned by third parties, including but not limited to: RXHUB(TM), which is a trademark of RxHub LLC; PROZAC(R), which is a registered trademark of Eli Lilly and Co.; MERCK(R), VASOTEC(R) and ZOCOR(R), which are registered trademarks of Merck & Co., Inc.; and GLUCOPHAGE(R), which is a registered trademark of LIPHA S.A.

            Summary Historical and Pro Forma Financial Information


    The table on the following page presents our summary historical consolidated financial information and has been derived from our audited consolidated financial statements for the years ended December 25, 1999, December 30, 2000 and December 29, 2001, and our unaudited consolidated interim financial statements for the quarters ended March 31, 2001 and March 30, 2002, each of which is included elsewhere in this prospectus. The unaudited consolidated interim financial statements have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of the quarter ended March 30, 2002 are not necessarily indicative of the results to be expected for the full fiscal year. The table on the following page also presents our summary unaudited pro forma condensed consolidated financial information, which has been derived from our unaudited pro forma condensed consolidated financial information included elsewhere in this prospectus and has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, each as described elsewhere in this prospectus, as if those transactions had been completed at earlier dates:



   . the incurrence of the $500 million term loan under the $1,250 million senior unsecured credit facility to be entered into prior to or concurrently with this offering, approximately $750 million of which will remain undrawn at the completion of this offering and will be available for general corporate and working capital purposes;


   . the issuance of notes in an aggregate principal amount of $1,000 million concurrently with or following this offering; and


   .  the payment of the $1,500 million dividend to Merck.



    The unaudited pro forma condensed consolidated statement of income data assumes that these transactions occurred as of December 31, 2000 and the unaudited pro forma consolidated balance sheet data assumes that these transactions occurred as of March 30, 2002. In addition, a pro forma presentation of income before provision for income taxes and net income has been included as if SFAS No. 142 "Goodwill and Other Intangible Assets" had been in effect for all periods.


    You should read the summary and unaudited pro forma consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections "Selected Historical Consolidated Financial and Operating Data", "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The summary and unaudited pro forma consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements, each of which is included elsewhere in this prospectus.


    The unaudited pro forma consolidated financial information is not indicative of our future performance or what our results of operations and financial position would have been if we had operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 31, 2000 or March 30, 2002, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company. In 2001, Merck allocated to us $26.4 million of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and other services. Merck will continue to perform many of these corporate functions for us under a transition services agreement after completion of this offering and until we assume full responsibility for them as a separate company. We expect to assume full responsibility for them for the most part by January 1, 2003. Until then, our costs for these functions will include both charges from Merck under the transition services agreement and our own costs to initiate and perform these functions. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 million on an annualized basis for 2002. We estimate that our annual costs for these functions will eventually amount to between $40 million to $50 million, or approximately $14 million to $24 million more than the $26.4 million Merck allocated to us in 2001. To estimate these annual costs, we identified the positions we will need to add and the additional services we will need to procure to perform activities such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following this offering, we also expect to incur one-time costs associated with our transition to operating as a separate company of between $15 million and $20 million. These one-time costs are associated with systems implementation and conversion, the change of our corporate name, and other similar costs.



                                                Year Ended                              Quarter Ended
                            --------------------------------------------------- -----------------------------
                                                                    Pro Forma                       Pro Forma
                            December 25, December 30, December 29, December 29, March 31, March 30, March 30,
                                1999       2000 (1)       2001         2001       2001      2002      2002
                            ------------ ------------ ------------ ------------ --------- --------- ---------
                                                  (in millions, except per share data)
Consolidated Statement
of Income Data:
Net revenues...............  $16,896.6    $22,266.3    $29,070.6    $29,070.6   $7,042.1  $8,016.1  $8,016.1
                             ---------    ---------    ---------    ---------   --------  --------  --------
Cost of operations:
   Cost of revenues........   15,971.5     21,154.2     27,786.7     27,786.7    6,762.5   7,757.8   7,757.8
   Selling, general and
    administrative
    expenses...............      415.1        483.1        578.4        578.4      142.6     135.2     135.2
   Amortization of
    goodwill...............       99.1        103.3        106.9        106.9       26.8        --        --
   Amortization of
    intangibles............       82.9         84.0         84.9         84.9       21.2      21.2      21.2
   Interest (income)
    expense, net...........       (3.7)        (5.8)        (4.6)        92.2       (1.5)     (0.8)     23.4
                             ---------    ---------    ---------    ---------   --------  --------  --------
      Total cost of
       operations..........   16,564.9     21,818.8     28,552.3     28,649.1    6,951.6   7,913.4   7,937.6
                             ---------    ---------    ---------    ---------   --------  --------  --------
Income before provision for
 income taxes..............      331.7        447.5        518.3        421.5       90.5     102.7      78.5
Provision for income taxes.      179.7        230.7        261.7        221.5       45.7      43.1      33.0
                             ---------    ---------    ---------    ---------   --------  --------  --------
Net income.................  $   152.0    $   216.8    $   256.6    $   200.0   $   44.8  $   59.6  $   45.5
                             =========    =========    =========    =========   ========  ========  ========
Earnings Per Share
Data(2):
Basic and diluted net
 income per share..........  $    0.56    $    0.80    $    0.95    $    0.74   $   0.17  $   0.22  $   0.17
Shares used in computing
 basic and diluted net
 income per share..........      270.0        270.0        270.0        270.0      270.0     270.0     270.0
Pro forma presentation
 assuming SFAS No.
 142 was in effect for all
 periods(3):
   Pro forma income
    before provision for
    income taxes...........  $   430.8    $   550.8    $   625.2    $   528.4   $  117.3
   Provision for income
    taxes..................      179.7        230.7        261.7        221.5       45.7
                             ---------    ---------    ---------    ---------   --------
   Pro forma net income....  $   251.1    $   320.1    $   363.5    $   306.9   $   71.6
                             =========    =========    =========    =========   ========
   Pro forma basic and
    diluted net income
    per share..............  $    0.93    $    1.19    $    1.35    $    1.14   $   0.27

                                                        As of March 30, 2002
                                              As of     -------------------
                                           December 29,               Pro
                                               2001     Historical   Forma
                                           ------------ ----------  --------
                                                    (in millions)
Consolidated Balance Sheet Data:
Working capital (4).......................   $  724.4    $  794.6   $  779.6
Goodwill, net.............................   $3,310.2    $3,310.2   $3,310.2
Intangibles, net..........................   $2,499.7    $2,478.5   $2,478.5
Total assets..............................   $9,251.8    $9,504.6   $9,519.6

Other current liabilities.................   $1,809.4    $2,005.6   $2,020.6
Long-term debt............................   $    0.0    $    0.0   $1,500.0
Deferred tax liabilities..................   $1,154.2    $1,150.6   $1,150.6
Total liabilities.........................   $2,983.5    $3,176.7   $4,691.7

Total stockholder's equity................   $6,268.3    $6,327.9   $4,827.9

Total liabilities and stockholder's equity   $9,251.8    $9,504.6   $9,519.6

--------
(1) 53 week fiscal year.

(2) As of March 30, 2002 and for all periods presented, we were a limited liability company wholly owned by Merck. In May 2002, we converted to a corporation and issued 270,000,000 shares of $0.01 par value common stock. The financial information has been revised to retroactively reflect this transaction for all periods presented.




(3) Effective December 30, 2001, we adopted Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). This pro forma financial information presents the impact of adopting SFAS 142 as if it had been adopted on December 27, 1998.


(4) Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt and other current liabilities). As of December 29, 2001 and March 30, 2002, we did not have any short-term debt outstanding.

                                 RISK FACTORS

    You should carefully consider the risks described below together with all of the other information in this prospectus before you decide to buy shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment.

                        Risks Relating to Our Business


Competition in our industry is intense and could harm our ability to attract and retain clients.



    Competition in the PBM industry is intense. Our competitors include many profitable and well-established companies that have significant financial, marketing and other resources. We compete with a wide variety of competitors, including three large national PBMs: AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. Each of these companies has national sales and account teams, mail service pharmacies and extensive technology infrastructure. Further consolidation within the PBM industry, as well as the acquisition of any of our competitors by larger companies, may also lead to increased competition. We also compete with insurers such as CIGNA Corporation and managed care organizations such as Wellpoint Health Networks Inc., which offer prescription benefit plans in combination with other health benefits, using their own prescription benefit management facilities.



    We compete based on innovation and service, as well as on price. To attract new clients and retain existing clients, we must continually develop new products and services to assist clients in managing their pharmacy benefit programs. We may not be able to develop innovative products and services that are attractive to clients. Moreover, although we need to continue to expend significant resources to develop or acquire new products and services in the future, we may not be able to do so. We cannot be sure that we will continue to remain competitive, nor can we be sure that we will be able to market our PBM services to customers successfully at our current levels of profitability.



If we do not continue to earn and retain rebates from manufacturers at current levels, our gross margins will continue to decline and we may not be profitable.


    We have contractual relationships with Merck and many other pharmaceutical manufacturers that provide us discounts and rebates on prescription drugs, as well as fees for other programs and services. For example, we receive discounts on the drugs dispensed from our home delivery pharmacies and rebates and fees for formulary management and other services, as well as for achieving various performance criteria. We also provide clients with various services, such as health management programs and Internet-based tools, that are in some cases supported by pharmaceutical manufacturers. See "Risks Relating to Our Relationship with and Separation from Merck--Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels".

    We typically receive formulary and other rebates and discounts from pharmaceutical manufacturers and generally pass formulary rebates on to clients. Without rebates earned from pharmaceutical manufacturers based on performance, we would not have been profitable in each of 1999, 2000 and 2001.

    Some of our arrangements with pharmaceutical manufacturers are terminable by either party on short notice, and manufacturer rebates often depend on our ability to meet contractual market share or other requirements. Consolidation among pharmaceutical manufacturers, among other factors, has enabled manufacturers to decrease the amount of rebates they offer to us and other PBMs and increase the portion of their rebates that are formulary rebates, which PBMs typically pass through to clients. Pharmaceutical manufacturers have also increasingly made rebate payments dependent upon including a broad array of their products in our formularies.

    Generic substitution programs may also adversely affect rebates. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that currently have substantial market share in their respective classes. As these patents expire, the introduction of generic products may substantially reduce the market share of the brand name drugs and the rebates manufacturers provide to us for including their brand name drugs in the formularies we manage. The higher margins we generally earn on generic products and the rebates we earn by adding newly approved, brand name drugs to our formularies may not offset any decline in rebates for brand name drugs whose patents expire, and we may not be able to negotiate comparable rebates for new brand name drugs.


    Competitive pressures in the PBM industry have also caused us and many other PBMs to share with clients a larger portion of the rebates received from pharmaceutical manufacturers, increase the discounts offered to clients and reduce the prices charged to clients for core services. This combination of increased sharing of rebates and higher discounts to clients, as well as increased demand for enhanced service offerings and higher service levels, has caused our gross margins to decline from 5.5% in 1999 to 4.4% in 2001 and from 4.0% in the first quarter of 2001 to 3.2% in the first quarter of 2002. For further information regarding our margins, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations".



    Our ability to sustain the level of our gross margins depends to a significant degree upon our ability to earn rebates at levels at least equivalent to those in prior years. Our margins may continue to decline as we attract larger customers, who typically have greater bargaining power than smaller customers. Similarly, the amount of rebates that we earn may decline if pharmaceutical manufacturers decrease further the amount of rebates they offer and increase further the portion of those rebates that are formulary rebates, which we typically pass through to our clients. If we do not continue to earn rebates from manufacturers at current levels, our margins will decline further.



    Changes in existing federal or state laws or regulations or in their interpretation by courts and agencies or the adoption of new laws or regulations relating to patent term extensions, rebate arrangements with pharmaceutical manufacturers, as well as some of the formulary and other services we provide to pharmaceutical manufacturers, could also reduce the rebates we receive and harm our profitability and liquidity. See "--Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices".



Failure to retain key clients could result in significantly decreased revenues and could harm our profitability.



    Our top 10 clients as of December 29, 2001 represented approximately 45% of our net revenues during 2001. Additionally, UnitedHealth Group Inc., or UnitedHealth Group, our largest client, represented approximately 16% of our net revenues during 2001. Our current contract with UnitedHealth Group expires in 2005, and our contracts with other clients generally have terms of three years. Agreements with a few of our larger clients are, in some cases, terminable by the client on short notice.



    Some of our client contracts grant the client termination rights in the event of a change of control of our company. UnitedHealth Group and other clients, together representing approximately $6,000 million, or approximately 21% of our 2001 net revenues, can terminate their contracts following the spin-off. The termination or renegotiation of the UnitedHealth Group contract or a significant number of other contracts with key clients as a result of the spin-off could result in significantly decreased revenues and could harm our profitability.

    Our larger clients frequently distribute requests for proposals and seek bids from other PBM providers, as well as us, before their contracts with us expire. In addition, a client that is involved in a merger or acquisition with a company that is not a client may not renew, and in some instances may terminate, its PBM contract with us. Trigon Healthcare, Inc., or Trigon, a client that represented approximately 3% of our net revenues in 2001, is in the process of being acquired by Anthem, Inc. If this acquisition is completed before the end of 2002, Trigon will have the right to terminate its contract with us as of the end of 2002. If several of our large clients terminate, cancel or do not renew their agreements with us or stop contracting with us for some of the services we provide, and we are not successful in generating sales with comparable operating margins to replace the lost business, our revenues and profitability could suffer materially.



Failure to satisfy contractual provisions with clients representing over 90% of our net revenues could require us to pay liquidated damages and could result in the termination of their contracts.



    Our contracts with clients representing over 90% of our net revenues contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of these client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to liquidated damages or the right to terminate their contracts with us if we fail to meet a service, rebate or cost savings guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2001.



    Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may result in refunds or the termination or non-renewal of a client contract.


Our business could suffer if we are unable to develop the systems and infrastructure, or replace other benefits, previously provided by Merck.

    Since Merck acquired us in 1993, we have relied on it for various services including:

   .  consolidation accounting;

   .  legal;

   .  treasury;

   .  tax;

   .  public affairs;

   .  executive oversight;

   .  human resources; and

   .  procurement and other services.


    Following this offering, we will operate as a separate publicly traded company. Accordingly, we must develop and implement the systems and infrastructure necessary to support our current and future business. Merck will provide us with various services during a transition period that we expect will terminate with respect to most services by January 1, 2003. After these arrangements expire, we may not be able to obtain services from unaffiliated providers, or employ staff to handle these functions internally, with costs and on other terms and conditions as favorable as those that we enjoyed as a subsidiary of Merck or pursuant to these interim arrangements. The failure to develop the necessary systems and infrastructure could substantially limit our ability to operate our business as a separate publicly traded company.


    In addition, as a wholly owned subsidiary of Merck, we have benefited from the value and prestige of the Merck brand name, the expertise of Merck's management, Merck's significant financial resources and Merck's guarantee of some of our contractual obligations. For example, Merck has guaranteed our performance obligations to UnitedHealth Group and the Federal Employee Program, or FEP, which is administered by Blue Cross and Blue Shield Association. Following this offering, Merck will not guarantee our performance under any new or renewed client contracts, and Merck's obligation to provide us with managerial and organizational assistance will be limited to the services and periods of time specified in our transition services agreement. As a result, we may not be able to obtain or renew client contracts that we might otherwise have obtained or renewed. In the agreement governing the terms of our separation from Merck, we will undertake to use commercially reasonable efforts to cause Merck to be released from its credit support obligations on our behalf, including Merck's guarantee of our performance obligations under our agreement with UnitedHealth Group and FEP.


Our historical and pro forma financial information may not be representative of our results as a separate company.

    The historical and pro forma financial information included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, publicly traded company during the periods presented and may not be indicative of our future results of operations, financial position and cash flows. We believe there are a number of reasons for this, including:


   . as a subsidiary of Merck, we received various services and Merck allocated expenses for these services to us in amounts that are not the same as the amounts of these expenses that would have been incurred had we performed or acquired these services ourselves or that we will incur as a separate company;


   . we are entering into new agreements with Merck that may be less favorable to us than either our previous arrangements with Merck or what we could have obtained in arm's length negotiations with unaffiliated third parties for similar services. See "Relationships Between Our Company and Merck & Co., Inc.";

   . our historical financial information does not reflect many significant events and changes that will occur as a result of our separation from Merck, including the establishment of our capital structure, the incurrence of debt and interest expense and changes in our expenses, as a result of new employee, tax and other structures and other functions we will assume; and

   . the assumptions underlying our pro forma financial information do not reflect any of the one-time or ongoing incremental expenses we expect to incur and our estimates of these expenses may prove to be inaccurate.

For a further discussion of our financial information, see "Selected Historical Consolidated Financial and Operating Data" and "Unaudited Pro Forma Condensed Consolidated Financial Data".

After this offering, we will not be able to obtain financing from Merck.

    Our plans to expand our business and continue to improve our technology may require funds in excess of our cash flow and require us to seek financing from third parties. In the past, Merck has generally provided capital for our general corporate purposes, including acquisitions and client development, and we have periodically used cash from Merck to fund our operations. After this offering, we do not expect Merck to provide funds to finance our operations. Following this offering, we expect to have $1,500 million indebtedness outstanding and $750 million available borrowing capacity under our senior unsecured credit facility. Without the opportunity to obtain financing from Merck, we may in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements. We will have a credit rating that is lower than Merck's credit rating and we will incur debt on terms and at interest rates that will not be as favorable as those historically enjoyed by Merck. Our inability to obtain financing on favorable terms could restrict our operations and reduce our profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


Following this offering we will have substantial debt obligations that could restrict our operations.

    Prior to this offering, we did not have any indebtedness for borrowed money. Following this offering we will have substantial indebtedness. Giving effect to the notes offering and the borrowings under our proposed senior unsecured credit facility, our total debt will be $1,500 million and our available borrowing capacity under our senior unsecured credit facility will be $750 million.

    Our substantial indebtedness could have adverse consequences, including:

   . increasing our vulnerability to adverse economic, regulatory and industry conditions;

   . limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

   . limiting our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate or other purposes.


    We and our subsidiaries may also incur substantial indebtedness in the future. The terms of the indenture under which the notes are to be issued will not prohibit us or our subsidiaries from incurring indebtedness, although the indenture will contain limitations on incurring secured indebtedness. Additionally, the terms of the credit agreement governing the credit facility will not prohibit us or our subsidiaries from incurring indebtedness so long as we meet specified financial ratios and tests. Our debt service obligations will require us to use a portion of our operating cash flow to pay interest and principal on debt instead of for other corporate purposes, including funding future expansion and ongoing capital expenditures. If our cash flow and capital resources are insufficient to service our debt obligations, we may be forced to sell assets, seek additional equity or debt capital or restructure our debt. However, these measures might be unsuccessful or inadequate in permitting us to meet scheduled debt service obligations.



The operating and financial restrictions imposed by our debt agreements, including the proposed indenture and credit agreement, could restrict our ability to finance operations and capital needs or to engage in other business activities.



    The terms of the indenture under which the notes are to be issued will contain covenants that restrict our and our subsidiaries' ability to:


   .  incur secured indebtedness;

   .  engage in sale and leaseback transactions; and

   . merge or consolidate with other companies, or transfer or sell all, or substantially all, of our assets.




    Our credit agreement governing the credit facility will also include covenants that restrict or limit our and our subsidiaries' ability to:



   .  incur liens on property or assets;



   .  enter into sale and leaseback transactions;



   . make fundamental changes in our corporate existence and our principal business;

   .  incur additional indebtedness;



   .  make capital expenditures;



   .  make investments;



   .  pay dividends;



   .  make restricted payments;



   .  engage in transactions with affiliates;



   .  enter into agreements that restrict corporate activities;



   .  dispose of assets and make divestitures;



   .  make acquisitions;



   .  prepay or redeem debt or amend agreements governing our indebtedness; and





   .  use derivative instruments.



    In addition, the credit agreement governing the credit facility will require us to comply with specified financial ratios and tests including maximum leverage ratios and minimum interest expense coverage ratios. These restrictive covenants and financial ratios and tests will restrict our financial flexibility.



    We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. Our breach or failure to comply with any of these covenants could result in a default under the indenture or credit agreement. If a default under the indenture occurs, the holders of the notes could elect to declare the notes due and payable, together with accrued and unpaid interest. If we default under our credit agreement, the lenders could cease to make further extensions of credit or cause all of our outstanding debt obligations under our credit facility to become immediately due and payable, together with accrued and unpaid interest. If the indebtedness under the notes or our credit facility is accelerated, we may be unable to repay or finance the amounts due.



If we are unable to complete the notes offering, we intend to obtain additional short-term financing to pay the dividend to Merck, the refinancing of which could restrict our operations and reduce our profitability and liquidity.



    If we are unable to complete the notes offering prior to the payment of the dividend to Merck, we will have to obtain up to an additional $1,000 million in short-term financing for the dividend from the bank syndicate arranging our credit facility or third parties. Loans under the short-term loan facility would likely mature within six months from the date we draw under the short-term facility, requiring us to seek refinancing from the bank syndicate or other third parties. We may be required to obtain refinancing on terms and at interest rates that are less favorable than those under the credit facility. Our inability to obtain refinancing on favorable terms could restrict our operations and reduce our profitability and liquidity.



If we are not able to retain our executive officers or attract and retain licensed pharmacists, we may not be able to implement our business strategy and our business could suffer.



    If we fail to retain our executive officers, our business could suffer and we may have difficulty in retaining and attracting clients, developing new products, negotiating favorable agreements with clients and pharmaceutical manufacturers and providing acceptable levels of client and member service. Our

President, Richard T. Clark, is expected to resign in the second or third quarter of 2003. See "--If we are unable to replace Richard T. Clark, our President, with a qualified individual, our business could suffer". Although none of our other officers have notified us of an intention to resign, we cannot be sure that there will be no other resignations. The success of our business heavily depends on the leadership of our executive officers, all of whom are employees-at-will. Additionally, we have no key person insurance on any of our executive officers.



    Our pharmacies employ a number of licensed pharmacists who are an important part of our business. Recently, the United States has experienced a shortage of licensed pharmacists, and we may be unable to retain our licensed pharmacists or replace them if they leave. In addition, retaining or replacing licensed pharmacists could lead to increases in costs.


If we are unable to replace Richard T. Clark, our President, with a qualified individual, our business could suffer.

    Richard T. Clark, our President, is expected to resign and return to Merck as a senior executive in the second or third quarter of 2003, or later, once we have selected an individual to replace him as our President and an appropriate transition period has elapsed. Our board of directors will work with Mr. Clark to appoint a senior executive officer, who could be one of our current officers or an outside candidate, to work with Mr. Clark during the transition period, after which it is expected that the senior executive officer will become our President. We believe that our continued success will depend to a significant extent upon our ability to select and retain the services of a qualified individual to replace Mr. Clark. If we cannot select, retain and effectively integrate a qualified individual as our new President, our business, results of operations and financial condition could suffer.


Risks related to bioterrorism and mail tampering, and mail irradiation and other procedures the government may implement to manage these risks, could adversely affect and limit the growth of our home delivery business.



    Many prescription drugs are delivered to retail pharmacies or directly to consumers through the mail. In particular, our home delivery service sends over a million parcels a week through the U.S. Postal Service or other couriers. A number of our contracts also require us to deliver pharmaceutical products within a designated period of time on average following receipt of an order. We have no control, however, over delays caused by disruptions to the U.S. mail or other courier services. Moreover, while federal health and U.S. Postal Service officials have advised us that they believe the mail is generally safe, should the risks related to bioterrorism or mail tampering increase or mail service experience interruptions or significant delays, we may have difficulty satisfying our contractual performance obligations and consumers may lose confidence in home delivery pharmacies. Consumers also may lose confidence in home delivery pharmacies if they believe that the risks related to bioterrorism or mail tampering are increasing.



    Additionally, the use of mail irradiation or other scanning devices, if implemented, could be harmful to pharmaceutical products shipped via the mail. We understand that this technology is not in general use and currently there are no plans by the U.S. Postal Service to use irradiation screening on prescription medicines. However, should the federal government implement mail irradiation technology to protect national security due to the risks of bioterrorism via the mail or for other unforeseen reasons, safe and reliable delivery of prescription drugs through the mail may be difficult. See "Business--Government Regulations". In any of these events, we could be forced to temporarily or permanently discontinue our home delivery operations and lose an important competitive advantage.

We may be subject to liability claims for damages and other expenses that are not covered by insurance.



    A successful product or professional liability claim in excess of our insurance coverage could reduce our profitability.


    Various aspects of our business may subject us to litigation and liability for damages, including:

   .  the dispensing of pharmaceutical products by our home delivery pharmacies;

   . the performance of PBM services, including formulary management and health improvement and clinical services; and

   .  the operation of our call center pharmacies and websites.

    For example, a prescription drug dispensing error could result in a patient receiving the wrong or incorrect amount of medication, leading to personal injury or death. Misinformation from one of our call center pharmacies or our websites could also lead to adverse medical conditions. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope of any applicable contractual indemnity or insurance coverage.

Changes in technology could cause our products and services to become obsolete and, as a result, we may lose clients and members.

    We rely heavily on our technology, which is subject to rapid change and evolving industry standards. For example, automated dispensing for home delivery, on-line pharmacies and electronic prescribing are among the recent technological innovations of our industry. To be successful, we must adapt to this rapidly evolving market by continually improving the responsiveness, functionality and features of our products and services to meet our clients' changing needs. We may not be successful in developing or acquiring technology which is competitive and responsive to the needs of our clients and might lack sufficient resources to continue to make the necessary investments in technology to compete with our competitors. Without the timely introduction of new products and enhancements that take advantage of the latest technology, our products and services could become obsolete over time and we could lose a number of our clients and members.

If we are not able to protect our intellectual property rights or successfully defend claims of infringement against us or maintain our third party relationships, we may not be able to compete effectively.


    We currently rely on a combination of patent, copyright, trade secret and trademark rights, as well as confidentiality agreements and other contractual arrangements with our employees, contractors, affiliates, business partners and clients, to establish and protect our intellectual property and similar proprietary rights. However, it is possible that third parties may copy or otherwise obtain and use our information and proprietary technology without authorization or otherwise infringe on our intellectual property rights. In addition, we may not be able to deter current and former employees, contractors and other parties from breaching confidentiality agreements and misappropriating proprietary information. We have licensed and may license in the future, patents, copyrights, trademarks, trade secrets, and similar proprietary rights to and from third parties. While we attempt to ensure that our intellectual property and similar proprietary rights are protected and that the third party rights we need are licensed to us when entering into business relationships, our business partners, consultants or other third parties may take actions that could materially and adversely affect our rights or the value of our intellectual property, similar proprietary rights or reputation.

    In the future, we may have to rely on litigation to enforce our intellectual property rights and contractual rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. Any litigation of this type, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources. If litigation we initiate is unsuccessful, we may not be able to protect the value of our intellectual property. Additionally, in the event a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we had been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time.



    We have formed relationships with and rely on the services and technology of a number of third party companies and consultants to ensure the integrity of our technology. Although we do not anticipate severing relations with any of these third parties, we cannot assure you that any of these providers will be able to continue to provide these services or technology in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. In the event of an interruption in, or the cessation of, service or technology by an existing third party provider, we may not be able to make alternative arrangements for the supply of services or technology that are critical to the operation of our business.


    Although we believe that our intellectual property rights are sufficient to allow us to conduct our business without incurring liability to third parties, our programs and services may infringe on the intellectual property rights of third parties and our intellectual property rights may not have the value we believe them to have.

Any disruption of or failure in our two automated pharmacies or our data center could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.


    As of the first quarter of 2002, our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey together dispensed over 75% of our home delivery prescriptions per week. Our data center, located in Fair Lawn, New Jersey, provides primary support for all applications and systems required for our business operations, including our claims processing, billing, communications and home delivery systems. These facilities depend on the infrastructure in the areas where they are located and on the uninterrupted operation of our computerized dispensing systems and our electronic data processing systems. Significant disruptions at any of these facilities due to failure of our technology or any other failure or disruption to these systems or to the infrastructure due to fire, electrical outage, natural disaster, acts of terrorism or some other catastrophic event could significantly reduce our ability to process and dispense prescriptions and provide products and services to our clients.



Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.



    Merck and we are a party to six lawsuits filed by plaintiffs from six pharmaceutical plans for which we are the PBM. These plaintiffs contend that we are a fiduciary under the Employee Retirement Income Security Act of 1974, or ERISA, and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. In particular, the plaintiffs contend that in accepting and retaining various rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that our company was wrongly used to increase Merck's market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. In addition, in November 2001, one Northwest Airlines plan participant, purportedly acting on behalf of the plan and similarly situated self-funded plans, filed a complaint against us and Merck relying on similar legal theories. The plaintiff has not sought class action status, and Northwest Airlines is not a party to the lawsuit. The plaintiff has moved to have this case and similar cases against other PBMs consolidated into a Multidistrict Litigation proceeding in California.



    In connection with our separation from Merck, we have agreed to indemnify Merck for substantially all monetary liabilities related to these lawsuits. We have denied all allegations of wrongdoing and are vigorously defending these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcome of these lawsuits is uncertain and an adverse determination could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.


    In addition, a former client has contacted us making similar assertions. At present we are cooperating with the former client to resolve that matter. As with the above lawsuits, however, the outcome of this matter is uncertain and if the current efforts to resolve this matter fail, an adverse determination in a litigation could undermine our ability to obtain rebates and could materially limit our business practices. See "Business--Legal Proceedings and Government Investigations".


Pending litigation relating to our financial relationship with pharmaceutical manufacturers could significantly limit our ability to obtain discounts and rebates that are essential to our profitability .



    We, together with a number of pharmaceutical manufacturers, wholesalers and several major PBMs, are defendants in approximately 100 lawsuits challenging manufacturer discount and rebate practices under various federal antitrust laws. These suits, all of which were filed prior to January 2000 and have been consolidated as part of a Multidistrict Litigation, allege in part that the pharmaceutical manufacturers offered, and we knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. The outcome of these proceedings is uncertain, and the terms of any settlements, adverse judgments or injunctions could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our separation from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. See "Business--Legal Proceedings and Government Investigations" and "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".



Scrutiny, investigation or challenge of our business under federal or state anti-kickback or other laws could limit our business practices and harm our profitability.


    Federal and some state anti-kickback laws generally prohibit the receipt or solicitation of payment in return for purchasing or ordering of, or arranging for or recommending the purchasing or ordering of, items and services reimbursable by federal health care programs. Sanctions for violating these laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. To date, these laws have not been applied to prohibit the types of business arrangements we have with pharmaceutical manufacturers, health plan sponsors or retail pharmacies. However, courts and enforcement authorities that administer the anti-kickback laws have historically interpreted these laws broadly.

    The Civil Division of the United States Attorney's office for the Eastern District of Pennsylvania is examining some activities of the PBM industry in light of anti-kickback and other laws and regulations.

In July 1999, we received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be on PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which we have agreements and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General's Office of Tennessee has requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not been served with the complaints and have not been required to defend against the allegations.


    We have complied with the United States Attorney's subpoena and the Tennessee Attorney General's request, but, at this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. Although the ultimate outcome of these investigations and the qui tam actions is uncertain, further scrutiny, investigation or challenge under federal or state anti-kickback or other similar laws could limit our business practices and harm our profitability. See "Business--Legal Proceedings and Government Investigations".


If our quarterly revenues and operating results fluctuate significantly, the price of our common stock may be volatile.

    Our revenues and operating results may in the future vary significantly from quarter to quarter. Quarterly fluctuations may cause our common stock price to be volatile. We believe that a number of factors could cause these fluctuations, including:

   .  the size and timing of significant client contract signings;

   .  the non-renewal or termination of significant client contracts;

   . costs associated with the implementation of additional programs and services;

   .  the timing of our new programs and services;

   . the introduction by competitors of new services that make our services obsolete or less valuable;

   .  changes in government regulations;

   .  litigation judgments and settlements; and

   .  conditions in the health care industry and the economy in general.

    Our sales cycle varies substantially from client to client and it can take a year or more to sell our products and services to a new client. Our long sales cycle adds to the unpredictability of our revenues.

    Because of the factors listed above, we believe that our quarterly revenues and operating results may vary significantly in the future and that period-to-period comparisons of our revenues and operating results are not necessarily meaningful. You should not rely on the results of one quarter as an indication of our future performance. It is also possible that in some future quarters, our revenues and operating results will fall below our expectations or the expectations of market analysts and investors. If we do not meet these expectations, the price of our common stock may decline significantly.

The indictment of Arthur Andersen LLP may adversely affect Arthur Andersen LLP's ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets after completion of this offering.

    Arthur Andersen LLP, which audited our financial statements included in this prospectus for the years ended December 25, 1999 and December 30, 2000, has informed us that on March 14, 2002 an indictment was unsealed charging it with federal obstruction of justice arising from the government's investigation of Enron Corp. Arthur Andersen LLP has indicated that it intends to contest the indictment vigorously. The Securities and Exchange Commission, or SEC, stated that it will continue accepting financial statements audited by Arthur Andersen LLP so long as Arthur Andersen LLP is able to make specified representations to us. It is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen LLP to satisfy any claims arising from its provision of auditing services to us, including claims that may arise out of Arthur Andersen LLP's audit of our financial statements included in this prospectus.


    Should we seek to access the public capital markets after we complete this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC's current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP and obtain their consent and representations until our audited financial statements for the fiscal year ending December 27, 2003 become available in the first quarter of 2004. If prior to that time the SEC ceases accepting financial statements audited by Arthur Andersen LLP or if Arthur Andersen LLP becomes unable to make the representations to us required by the SEC, it is possible that our available audited financial statements for the years ended December 25, 1999 and December 30, 2000 audited by Arthur Andersen LLP might not satisfy the SEC's requirements. In that case, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP, our current independent accounting firm, or another independent accounting firm, is able to audit the financial statements originally audited by Arthur Andersen LLP. Any delay or inability to access the public capital markets caused by these circumstances could increase our financing costs or cause us to miss attractive market opportunities.


                        Risks Relating to Our Industry

PBMs could be subject to claims relating to benefit denials if they are deemed to be a fiduciary of a health benefit plan governed by ERISA.


    PBMs typically provide services to a number of self-funded corporate health plans. These plans are subject to ERISA, which regulates employee pension and health benefit plans. The U.S. Department of Labor, which is the agency that enforces ERISA, could assert that the fiduciary obligations imposed by the statute apply to some aspects of the PBM industry. If we were deemed to be a fiduciary of any health plan, we could potentially be subject to claims relating to benefit denials. In addition, we could also be subject to claims for breaching fiduciary duties and entering into certain "prohibited transactions" in connection with the services we provide to the plan. See "--Risks Relating to Our Business--Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices."

Legislative or regulatory initiatives that restrict or prohibit the PBM industry's ability to use patient identifiable medical information could limit our ability to use information that is critical to the operation of our business.



    Many of our products and services rely on our ability to use patient identifiable information in various ways. In addition to electronically reviewing hundreds of millions of prescriptions each year, we collect and process confidential information through many of our programs and alliances, including RationalMed and point-of-care initiatives. There is currently substantial regulation at the federal, state and international levels addressing the use and disclosure of patient identifiable medical and other information. See "Business--Government Regulations". These and future regulations and legislation that severely restrict or prohibit our use of patient identifiable medical and other information could limit our ability to use information that is critical to the operation of our business. In addition, sanctions for failing to comply with standards issued pursuant to state or federal statutes or regulations include criminal penalties and civil sanctions. If we violate a patient's privacy or are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties.



    Although we have in place stringent policies and procedures to protect and secure patient identifiable medical and other information, new laws that may be enacted and new rules and regulations that may be adopted governing privacy and security may reduce the amount of information we may obtain or use without patient consent. Difficulties in obtaining patient consents could limit our ability to use some of our information technology products and services. Even without new legislation, our clients could prohibit us from including their members' information in our various databases. These clients could also prohibit us from offering services to others that involve the compilation of that information.



Government efforts to reduce health care costs and alter health care financing practices could lead to a decreased demand for our services, or to reduced rebates from manufacturers.



    During the past several years, the U.S. health care industry has been subject to an increase in governmental regulation at both the federal and state levels. Efforts to control health care costs, including prescription drug costs, are underway at the federal and state government levels. Congress is also currently considering proposals to reform the U.S. health care system. These proposals may increase governmental involvement in health care and pharmacy benefit management services and otherwise change the way our clients do business. Health care organizations may react to these proposals and the uncertainty surrounding them by cutting back or delaying the purchase of our pharmacy benefit management services, and manufacturers may react by reducing rebates or reducing supplies of certain products. These proposals could lead to a decreased demand for our services, or to reduced rebates from manufacturers.



    In addition, both Congress and state legislatures are expected to consider legislation to increase governmental regulation of managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan's formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by states to date vary greatly, and we cannot predict the extent of future legislation. However, these initiatives could greatly limit our business practices and impair our ability to serve our clients.



Pending legislative proposals to provide Medicare recipients with outpatient drug benefits through the use of PBMs could make the prescription drug benefits we offer less valuable to seniors and reduce the total market for PBM services.


    Some of the legislative proposals under consideration in Congress to provide Medicare recipients with outpatient drug benefits contemplate the use of PBMs. The federal Medicare program provides a comprehensive medical benefit program for individuals age 65 and over, but currently covers only a few outpatient prescription drugs. Various proposed changes to the Medicare program would result in at least partial coverage for most prescription drugs. These changes could adversely affect our business. For instance, some of our clients sell medical policies to seniors that provide a prescription drug benefit that we administer. Other clients provide a prescription drug benefit to their retirees. Depending on the plan that is ultimately adopted, a Medicare prescription drug benefit could make these policies or plans less valuable to seniors and reduce the total market for PBM services. The adverse effects of these legislative proposals may outweigh any opportunities for new business generated by the new benefit and could make the prescription drug benefits we offer less valuable to seniors and reduce the total market for PBM services.


If we fail to comply with complex and rapidly evolving laws and regulations, we could suffer penalties or be required to make significant changes to our operations.

    We are subject to numerous federal and state regulations. If we fail to comply with existing or future applicable laws and regulations, we could suffer civil or criminal penalties, including the loss of our licenses to operate our home delivery pharmacies and our ability to participate in federal and state health care programs. As a consequence of the severe penalties we could face, we must devote significant operational and managerial resources to comply with these laws and regulations. Although we believe that we substantially comply with all existing statutes and regulations applicable to our business, different interpretations and enforcement policies of these laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make significant changes to our operations. In addition, we cannot predict the impact of future legislation and regulatory changes on our business or assure you that we will be able to obtain or maintain the regulatory approvals required to operate our business.

       Risks Relating to Our Relationship with and Separation from Merck



Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels.


    In connection with the offering, we have entered into a five year managed care agreement with Merck. We describe this agreement in detail under "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck--Managed Care Agreement". Our historical financial statements include recorded rebates from Merck based upon the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized at our clients' plans. The gross rebates recorded as received from Merck totaled $266.7 million in 1999, $350.5 million in 2000, $439.4 million in 2001 and
$115.6 million in the first quarter of 2002. In 2001, rebates from Merck accounted for approximately 14% of the rebates we earned that contributed to our net income.



    We have experienced increasing pressure in recent years from manufacturers to reduce rebates and from clients to pass on larger portions of these rebates. The managed care agreement with Merck may affect the amount of rebates we are able to earn from Merck and other manufacturers, as well as the amounts we are obliged to share with our clients.



    The agreement requires us to ensure, or in some cases use our best efforts to ensure, that our clients' members have access to Merck products on particular terms. Our obligations under these provisions are limited to best efforts as regards a minority of our plans, typically large managed care and Blue Cross/Blue Shield plans, that have their own pharmacy and therapeutics committee or use formularies not adopted with substantial input from us. The agreement also requires us to use our best efforts to avoid any practices that restrict or discourage use of Merck products and not take any action to prefer other products, in each case except for clear and objective safety reasons or where those actions would have a clear and objective material adverse economic impact on a plan sponsor. In addition, the agreement requires us to pay liquidated damages if we fail to maintain a market share for Merck products at specified levels. These provisions, in some respects, impose greater obligations on us than similar agreements we have with other pharmaceutical manufacturers.



    Under the agreement, we have the opportunity to earn formulary access rebates and market share rebates. Taking into account anticipated changes in volume and mix of Merck products dispensed to our plan members and assumptions regarding aggregate sales of Merck products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn in the first year under the agreement will generally be comparable to the level of rebates under the arrangements that were in effect in 2001 and is generally comparable to the level of rebates that we have the opportunity to earn from other pharmaceutical manufacturers. However, these rebates are subject to a number of terms and conditions that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers. Moreover, the rebates that we may earn may be reduced or eliminated if we do not comply with various obligations or do not achieve various market share targets. Additionally, Merck may terminate the managed care agreement at any time on not less than 120 days notice to us, but no earlier than July 1, 2003. Subject to certain restrictions in the case of Zocor, Merck may also at any time withdraw any of its products from the terms of the agreement. Termination by Merck of the managed care agreement or withdrawal of Merck products from the terms of the agreement could substantially reduce our profitability and impair our financial condition.


    In the past, the market share of Merck products under plans we manage or administer has in the aggregate exceeded the market share of Merck products from sales by Merck to other customers. Under the agreement, the amount of formulary access rebates and market share rebates we receive from Merck for any quarter will be reduced to the extent that the market share of Merck products under eligible plans we manage or administer declines relative to the national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) compared to the relative market shares in the last quarter of 2001. We will not receive any formulary access rebates or market share rebates for any quarter if the relative decline exceeds a specified amount.


    Zocor has the highest sales revenue of all Merck products within the plans we manage or administer and accounts for a higher proportion of rebates we receive than any other Merck product. We will receive a higher level of formulary access rebates with respect to utilization of Zocor by certain plans that Merck determines have high control over utilization of products in the therapeutic category that includes Zocor than with respect to utilization of Zocor by other plans managed or administered by us, subject to a maximum level of rebates for utilization of Zocor by all plans managed or administered by us. If utilization of Zocor decreases under the plans we manage or administer, or if the number of members covered by plans for which we receive the higher level of Zocor rebates declines, or if Merck withdraws Zocor from the terms of the managed care agreement, the amount of rebates we receive from Merck may decline materially. In addition, marketing exclusivity with respect to Zocor is currently expected to expire in 2006, at which time we will no longer receive any rebates for utilization of Zocor.


    We may not be able to maintain the required relative market share described above for any quarter or for the term of the agreement, and Merck's market share in the plans subject to the agreement may decline due to a variety of factors, some of which are beyond our control. The rebates we receive from Merck may vary substantially from quarter to quarter and may decline from historic levels, or we may not be entitled to receive rebates at all.

    In addition, we will not be entitled to receive any formulary access rebate in respect of sales of Merck products under an individual plan for any quarter in which we breach any of our access obligations relating to that plan. If we breach certain other covenants contained in the agreement in any quarter, we will not be entitled to receive any formulary access or market share rebates for that quarter. Our clients may require plan design changes that would result in our breach of these provisions, and we may not have sufficient influence over plan design changes to comply with all the obligations the agreement imposes on us. The loss of a material amount of rebates from Merck in any quarter or year could have a material adverse effect on our business, financial condition and growth prospects.





    For any quarter beginning on or after July 1, 2002, the level of rebates we have the opportunity to earn under the managed care agreement will decline if the dollar-weighted ratio of (a) our market shares of Merck products under eligible plans we manage or administer to (b) the national third-party market shares of Merck products (excluding prescriptions under plans we manage or administer) is below approximately 1.30 to 1. We will not receive any rebates for that quarter and must pay Merck a substantial percentage of its lost revenues, as liquidated damages, if that ratio falls below approximately 1.23 to 1. That ratio was approximately 1.37 to 1 for the quarter ended December 29, 2001.


    We may not be able to maintain the required relative market share for any quarter or for the term of the agreement and this market share differential may decline due to a variety of factors, some of which are beyond our control. We cannot predict how Merck or other pharmaceutical manufacturers will price their products, and these pricing decisions could have a substantial impact on our ability to achieve the market share benchmarks in the agreement. If we fail to achieve the required relative market share, we will be required to pay to Merck, as liquidated damages, a substantial percentage of Merck's lost revenues.

    Merck may also be entitled to sue us for damages arising from breaches of other provisions of the agreement. Payments of damages to Merck could have a material adverse effect on our business, financial condition and growth prospects.

Compliance with our obligations under the managed care agreement may have a substantial impact on our competitive position and may expose us to liabilities to clients and others.


    To avoid losing rebates with respect to Merck products and paying substantial liquidated damages to Merck resulting from our failure to maintain the required relative market share under the agreement, we may have to take steps to comply with the agreement that create uncertainties and risks for our business relationships with other pharmaceutical manufacturers and with our clients. Our obligations under the agreement may reduce our flexibility in negotiating agreements with other pharmaceutical manufacturers or our ability to earn rebates under agreements with them. We may not be able to comply with our obligations under the agreement if any clients require us to take actions that are inconsistent with our access commitments or our best efforts commitments. Our access obligations do not require us to act in a manner that would have a clear and objective material adverse economic impact on a client. Our best efforts obligations under the agreement may require us in the future to renegotiate other agreements we have with clients and other pharmaceutical manufacturers. Moreover, our best efforts obligations do not apply where clear and objective safety reasons otherwise require or where our actions would have a clear and objective material adverse economic impact on a client. Finally, our obligations under the agreement may make it more difficult for us to negotiate new agreements with our clients and affect our competitive position.



    Under the agreement, Merck has the right to engage in discussions with any client that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck products. If any of our major clients were to reach agreement directly with Merck, we could lose the opportunity to earn rebates with respect to sales of Merck products to that client's members, and the adverse impact on our business and profitability could be significant.


    If we do not realize anticipated rebates under our agreement with Merck, we may fail to meet financial performance standards which we have committed to achieve under certain plans we manage or administer, in which case we could incur substantial liabilities to those plans. As a result of our efforts to perform our obligations under the agreement, our competitive position could suffer and we may be unable to avoid reduction or elimination of our rebates under the agreement or the payment of liquidated damages.


    Under the agreement, we are responsible for any liabilities to third parties arising from the performance of our obligations. While we do not believe that the agreement conflicts with any of our contractual obligations to third parties or with any laws or regulations applicable to our business, we are party to a number of government investigations and legal proceedings and our adversaries may assert the contrary, potentially resulting in a less favorable outcome than we would otherwise expect.

Our managed care agreement with Merck contains provisions that may make it more difficult for us to sell stock or assets or for another company to acquire or merge with us.

    Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenue, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenue or net income, or more than 5% of our assets on a book value or fair value basis, measured in each case as of the end of the quarter preceding the transaction, unless, at Merck's election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates, that are substantially similar to our agreement with Merck (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement). These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

As long as Merck owns a majority of our common stock, our other stockholders will be unable to affect the outcome of stockholder voting.

    After the completion of this offering, Merck will beneficially own at least 80.1% of the outstanding shares of our common stock. As long as Merck owns a majority of our common stock, our other stockholders will generally be unable to affect or change the management or the direction of our company without Merck's support. As a result, some investors may be unwilling to purchase our common stock. If the demand for our common stock is reduced because of Merck's control of our company, the price of our common stock could be materially depressed.

    We and Merck have agreed with the Federal Trade Commission, or FTC, not to share with one another non-public information concerning prices, discounts, rebates, delivery arrangements, payment terms and schedules and other matters. Generally, Merck may not share with us non-public information related to its relationship with other PBMs and we may not disclose non-public information to Merck regarding our relationship with other pharmaceutical manufacturers. See "Business--Government Regulations". However, under applicable law, as long as Merck owns a majority of our outstanding common stock, Merck will continue to be able to elect and remove our entire board of directors and, generally, to determine the outcome of all corporate actions requiring stockholder approval. Merck's interests may differ from or conflict with the interests of our other stockholders. In addition, subject to the restrictions of the FTC agreement and applicable law, Merck will be in a position to control all matters affecting our company, including:

   .  our general corporate direction and policies;

   .  amendments to our certificate of incorporation and bylaws;

   . acquisitions, sales of our assets, mergers or similar transactions, including transactions involving a change of control;

   .  future issuances of common stock or other securities of our company;

   .  the incurrence of debt by our company;

   .  the payment of dividends on our common stock; and

   .  compensation, stock option and other human resources policy decisions.


    We have agreed with Merck that as long as Merck owns at least 50% of our common stock Merck will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors, and to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board's audit and compensation committees and at least one member of each other committee. Should Merck own more than 20% but less than 50% of our common stock, Merck will be entitled to designate for nomination by our board of directors a number of directors proportionate to its voting power and to designate, subject to applicable rules and independence requirements of the NYSE, at least one member of each committee of our board of directors. Merck may assign its board representation rights to any party to which Merck transfers shares representing 20% or more of our outstanding common stock. We have granted to Merck a continuing right to purchase shares of our common stock from us prior to making any share issuance to allow Merck to continue to own at least 80.1% of our outstanding equity and voting power on a fully diluted basis after that issuance.


Our directors may have conflicts of interest because they are also executive officers of Merck, and our directors, executive officers and employees own Merck stock or options to purchase Merck stock.

    At the time that we complete this offering, our President and our other two directors will be individuals who are also current or former executive officers of Merck. Moreover, we expect that until the spin-off, a majority of the members of our board of directors will be individuals who are executive officers of Merck. Our directors who are also executive officers of Merck will have obligations to both companies and may have conflicts of interest with respect to matters involving or affecting us, including, for example, acquisitions and other corporate opportunities that may be suitable for both us and Merck. In addition, Richard T. Clark, our President, is expected to resign and return to Merck as a senior executive in the second or third quarter of 2003 or later, once we have selected an individual to replace him as our President and an appropriate transition period has elapsed. After this offering, a number of our directors, executive officers and other employees will continue to own Merck stock and options on Merck stock they acquired as employees of Merck. As of March 31, 2002, Mr. Clark beneficially owned 115,574 shares of Merck common stock including options to purchase 107,000 shares of Merck common stock that are currently exercisable. These ownership interests could create, or appear to create, potential conflicts of interest when these directors, executive officers and other employees are faced with decisions that could have different implications for our company and Merck.

We may have potential business conflicts of interest with Merck.


    Merck has agreed to provide us with rebates based, in part, on whether Merck products are included in the formularies we offer our clients and whether Merck products achieve specified market share targets under the plans for which we provide PBM services. We have agreed to achieve specified market share targets for utilization of Merck products by our clients' plans. Merck and we will also enter into other contracts prior to the completion of this offering under which Merck and we will agree to provide each other with various interim, ongoing and other services and information. As a result, conflicts of interest may arise between us and Merck in a number of areas relating to our past and ongoing relationships, including:


   . amendments, waivers and modifications to our managed care agreement and the other interim and ongoing agreements we have entered into, or will enter into, with Merck;

   . the nature, quality and pricing of transitional services Merck has agreed to provide us;

   .  business opportunities that may be attractive to both Merck and us;

   . labor, tax, employee benefit and other matters arising from our separation from Merck; and

   . sales or distributions by Merck of all or any portion of its ownership interest in us.

    We might not be able to resolve any potential conflicts as favorably as if we were dealing with an unaffiliated party or at all. Merck and we may agree to amend our contractual agreements from time to time. We will enter into agreements with Merck prior to the completion of this offering in the context of our relationship as a wholly owned subsidiary of Merck and our separation from Merck. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar agreements. For more information about these arrangements, see "Relationships Between Our Company and Merck & Co., Inc."

    Under our certificate of incorporation, Merck and its affiliates have no duty to refrain from engaging in similar activities or lines of business as us and will generally not be liable to us or our stockholders for breach of any fiduciary duty by reason of any of these activities. If Merck or any of its affiliates become aware of a potential transaction that may be a corporate opportunity for both Merck or one of its affiliates and us, they will have no duty to offer or communicate this opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder if it pursues or acquires the corporate opportunity for itself, directs it to another person or does not communicate information about it to us. Corporate opportunities offered to any person who is both a director or officer of us and a director, officer or employee of Merck or one of its affiliates will belong to us only if offered to him or her solely in his or her capacity as our director or officer. See "Description of Capital Stock--Transactions and Corporate Opportunities".

The new agreements we are entering into with Merck in connection with this offering could restrict our operations.

    Prior to the completion of this offering, we and Merck will have entered into a number of agreements governing our separation from Merck and our future relationship. We and Merck have entered into a master separation and distribution agreement and will enter into additional agreements prior to completion of this offering in the context of our relationship to Merck as a wholly owned subsidiary and our separation from Merck, and, accordingly, the terms and provisions of these agreements may be less favorable to us than terms and provisions we could have obtained in arm's-length negotiations with unaffiliated third parties. Pursuant to these agreements with Merck, we will have agreed to take actions, observe commitments and accept terms and conditions that are or may be advantageous to Merck but are or may be disadvantageous to us. The terms of these agreements will include obligations and restrictive provisions, including, but not limited to:

   . an agreement that restricts our ability, for a period of five years after the completion of this offering, to engage in a business similar to the business of development, manufacture or marketing of human or animal health products except to the extent these activities relate to the conduct of our PBM business. We will also be subject to some restrictions on our ability to make acquisitions of, and investments in, any company that conducts these prohibited activities or businesses. In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the date of this offering, we will be required to provide Merck with a right of first offer to acquire those activities or businesses;

   . an agreement to indemnify Merck, its affiliates, and each of their respective directors, officers, employees, agents and representatives from all liabilities that arise from our breach of, or performance under the agreements we are entering into with Merck in connection with the separation and for any of our liabilities;

   . an agreement to indemnify Merck for certain tax liabilities and for certain actions or events which, if the spin-off occurs, cause the spin-off to be taxable to Merck and/or its stockholders; and

   . an agreement that we will not change our accounting principles for periods in which our financial results are included in Merck's consolidated financial statements, unless we are required to do so to comply, in all material respects, with generally accepted accounting principles and SEC requirements. We will also agree to use Merck's auditors, use reasonable efforts to have our annual audit completed on the same date as Merck's annual audit and provide information and access to Merck and its auditors.


For a further discussion of our agreements with Merck, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

We face risks associated with being a member of Merck's consolidated group for federal income tax purposes.

    For so long as Merck continues to own at least 80.1% of the voting power and value of our capital stock, we will be included in Merck's consolidated group for federal income tax purposes. Under our tax responsibility allocation agreement, we will pay Merck the amount of federal, state and local income taxes that we would be required to pay to the relevant taxing authorities if we were a separate taxpayer not included in Merck's consolidated or combined returns. In addition, by virtue of its controlling ownership and the tax responsibility allocation agreement, Merck will effectively control substantially all of our tax decisions and will have sole authority to respond to and conduct all tax proceedings, including tax audits relating to Merck's consolidated or combined income tax returns in which we are included. Moreover, notwithstanding the tax responsibility allocation agreement, federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Thus, to the extent Merck or other members of the group fail to make any federal income tax payments required of them by law, we could be liable for the shortfall. Similar principles apply for state income tax purposes in many states. For a further discussion of these tax issues, see "Relationships Between Our Company and Merck & Co., Inc."


If Merck does not complete the spin-off, we will continue to be controlled by Merck.



    While Merck expects the spin-off to occur within 12 months after this offering, it may not occur in that time period or at all and Merck may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off. The spin-off will be subject to a number of conditions, including the receipt by Merck of a favorable tax ruling from the Internal Revenue Service that its distribution of its shares of MedcoHealth to Merck stockholders qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code and will be tax-free to Merck and its U.S. stockholders. However, at the time of this offering, Merck will not have received the ruling from the Internal
Revenue Service. If Merck does not receive a favorable tax ruling, it is not likely to make the distribution in the expected time frame or at all. In addition, until this distribution occurs, the risks discussed above relating to Merck's control of us, our directors' conflicts of interest, and the potential business conflicts of interest between Merck and us will continue to be relevant to our stockholders.


                        Risks Relating to this Offering

Our initial public offering price may not be indicative of the market price of our common stock after this offering, and the market price of our common stock may fluctuate widely and rapidly.

    There is currently no public market for our common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price has been negotiated by us, Merck and the representatives of the underwriters, and may not be indicative of the market price for our common stock after this offering.

    The market price of our common stock could fluctuate significantly as a result of many factors, including the following:

   . economic and stock market conditions generally and specifically as they may impact participants in the PBM industry;

   . our earnings and results of operations and other developments affecting our business;

   . changes in financial estimates and recommendations by securities analysts following our stock;

   . earnings and other announcements by, and changes in market evaluations of, participants in the PBM industry;

   . changes in business or regulatory conditions affecting participants in the PBM industry;

   . announcements or implementation by us or our competitors of innovations or new programs or services; and

   .  trading volume of our common stock.

    The securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies' operating performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted securities class action litigation against the company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our business, results of operations and financial condition.


    Following this offering, Merck will own at least 80.1% of our outstanding shares of common stock. Merck has announced that, following this offering, it intends to distribute its remaining equity interest in us to its stockholders by means of a spin-off. Nevertheless, Merck might not complete the spin-off. If Merck does not complete the spin-off, it could retain a controlling interest in us indefinitely, which may materially adversely affect the market price of our common stock. If the spin-off does not occur, the number of shares of our common stock that are publicly held will be smaller than if the spin-off does occur and the market for our shares may, therefore, be less liquid. In addition, the marketplace may view the failure to complete the spin-off negatively and the market price of our common stock may decline.

Shares eligible for future sale, or the actual or possible sale or distribution of our shares by Merck, including the announced divestiture by Merck of its remaining equity interest in us following this offering, could depress or reduce the market price for our common stock.

    The market price of our common stock could decline as a result of the sale or distribution of a large number of shares of our common stock in the market after this offering or the perception that a sale or distribution could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.


    Upon completion of this offering, Merck will beneficially own at least 80.1% of the outstanding shares of our common stock. The shares of our common stock sold in this offering will be freely tradable without restriction, except for any shares acquired by an affiliate of our company which can be sold under Rule 144 under the Securities Act of 1933, as amended, subject to various volume and other limitations. Subject to limited exceptions, we, our executive officers and directors and Merck have agreed not to sell, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock for 180 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., who may waive this restriction at any time without public notice, except that Merck can distribute shares of our common stock in the spin-off after 120 days of the date of this prospectus without the consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. After the expiration of the 180 day period, Merck could dispose of all or any part of its shares of our common stock through a public offering, sales under Rule 144, or other transaction. In addition, we have entered into a registration rights agreement with Merck that grants it registration rights to facilitate its sale of shares of our common stock in the market.


    Merck has announced its intention to dispose of all of the shares of our common stock which it owns after this offering through a spin-off within twelve months of this offering. Substantially all of these shares would be eligible for immediate resale in the public market. Any sale or distribution, or expectations in the market of a possible sale or distribution, by Merck of all or a portion of our shares of common stock through the spin-off, in a registered offering, pursuant to Rule 144 or otherwise could depress or reduce the market price for our common stock or cause our shares to trade below the prices at which they would otherwise trade. Additionally, we are unable to predict whether significant amounts of our common stock will be sold in the open market in anticipation of, or following, the spin-off.


The terms of our separation from Merck, anti-takeover provisions of Delaware's General Corporation Law and our certificate of incorporation could delay or deter a change in control and make it more difficult to remove incumbent officers and directors.


    A merger, recapitalization or acquisition, or issuance or redemption of our common stock, or some dispositions, after this offering, could, in some circumstances, trigger significant adverse tax consequences, including by application of Section 355(e) of the Internal Revenue Code. Under this provision of the Code, Merck could be treated as having sold our shares in a fully taxable transaction, including any shares of our common stock that are distributed pursuant to the spin-off. Accordingly, our tax responsibility allocation agreement with Merck precludes us from engaging in some of these transactions. Moreover, we have agreed to indemnify Merck for the adverse tax consequences resulting from these types of transactions. As a result, we may be unable to engage in strategic or capital raising transactions that stockholders might consider favorable, or to structure potential transactions in the manner most favorable to us.

    Agreements we will enter into with Merck may make it difficult to effect a change in control of our company. For example, the managed care agreement may restrict our ability to sell our company. For a more complete description of these agreements, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".


    Our certificate of incorporation and bylaws, as well as various provisions of the Delaware General Corporation Law, may also make it more difficult to effect a change of control of our company or remove incumbent officers and directors. The existence of these provisions may adversely affect the price of our common stock, discourage third parties from making a bid for our company or reduce any premiums paid to our stockholders for their common stock. Our board of directors has authority to issue up to 10,000,000 shares of "blank check" preferred stock and to attach special rights and preferences to this preferred stock. The issuance of this preferred stock may make it more difficult for a third party to acquire control of us. Our certificate of incorporation provides that, when Merck and, if Merck elects, entities to which Merck transfers shares representing 20% or more of our outstanding common stock, together own less than a majority of the outstanding shares of our common stock, our board of directors will be divided into three classes as nearly equal in size as possible with staggered three-year terms. This classification of our board of directors could have the effect of making it more difficult for a third party to acquire our company or of discouraging a third party from acquiring control of our company because it will generally make it more difficult for stockholders to replace a majority of the directors. Additionally, our certificate of incorporation provides that, when Merck (or, if Merck elects, Merck and entities to which Merck transfers shares representing 20% or more of our outstanding common stock) no longer owns at least a majority of the outstanding shares of our common stock, no director may be removed except for cause and only by a vote of holders of at least two-thirds of the voting power of our outstanding shares of stock. For a more complete description of our capital stock, our certificate of incorporation and how provisions of our certificate of incorporation and the Delaware General Corporation Law could hinder, or not apply to, a third party's attempt to acquire control of us, see "Description of Capital Stock--Preferred Stock" and "--Anti-Takeover Effects of Delaware Laws and Our Certificate of Incorporation and Bylaws Provisions".



    Additionally, as a result of our ownership of three insurance companies, a third party trying to effect a change of control of our company may be required to obtain approval from the applicable state insurance regulatory officials. The need for this approval may discourage third parties from making a bid for our company or make it more difficult for a third party to acquire our company, which may adversely affect the price of our common stock.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. We use words such as "anticipates", "believes", "plans", "expects", "future", "intends", "may", "will", "should", "estimates", "predicts", "potential", "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus. These factors include:

   .  competition in the PBM industry and in the health care industry generally;

   . continued pressure on rebates from pharmaceutical manufacturers and margins in the PBM industry;

   . the impact on our business and competitive position of our new managed care agreement with Merck;

   . our ability to obtain new clients and the possible termination of, or unfavorable modification to, contracts with key clients;

   . possible contractual or regulatory changes affecting pricing, rebates, discounts or other practices of pharmaceutical manufacturers;

   .  risks associated with our relationship with and separation from Merck;

   .  risks associated with our indebtedness and debt service obligations;

   .  our ability to attract and retain qualified personnel;

   . risks associated with our ability to continue to develop innovative programs and services;

   .  liability and other claims asserted against us;

   .  risks related to bioterrorism and mail tampering;

   . risks related to rapid changes in technology and our ability to protect our technology and enforce our intellectual property and contract rights;

   . developments in the health care industry, including the impact of increases in health care costs, changes in drug utilization and cost patterns and the introduction of new drugs;

   . new or existing governmental regulations and changes in, or the failure to comply with, governmental regulations;

   .  legislative proposals that impact our industry or the way we do business;
      and

   .  general economic and business conditions.


The foregoing list of factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to investing in our common stock, you should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933 provides any protection for statements made in this prospectus.

                                USE OF PROCEEDS

    Merck, in its capacity as the selling stockholder for federal securities law purposes, is offering shares of our common stock if and to the extent Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acquire those shares from Merck prior to the completion of this offering in exchange for indebtedness of Merck held by Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as described under "Underwriting--The Exchange". We will not receive any proceeds from the sale of shares in this offering.

                                DIVIDEND POLICY


    We presently intend to retain future earnings, if any, to finance the expansion of our business. Therefore, other than the $1,500 million cash dividend that we have declared and will pay to Merck shortly following the completion of this offering, we do not expect to pay any cash dividends in the foreseeable future. Moreover, the terms of the credit agreement governing our proposed senior unsecured credit facility restrict our ability to pay dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion, and contractual restrictions with respect to the payment of dividends.


    During each of the years ended December 30, 2000 and December 29, 2001, we credited Merck's intercompany account with us for $400 million of dividends to Merck. These amounts are not indicative of our ability to pay dividends in the future. See Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

                                CAPITALIZATION


    The following table sets forth our capitalization (1) on an actual basis as of March 30, 2002, (2) as adjusted to give effect to the $1,500 million dividend to Merck and (3) as adjusted to give effect to the dividend payment and to:



   . the incurrence of the $500 million term loan, and related debt issuance costs, under the $1,250 million senior unsecured credit facility to be entered into prior to or concurrently with this offering, approximately $750 million of which will remain undrawn at the completion of this offering and will be available for general corporate and working capital purposes; and


   . the issuance of notes in an aggregate principal amount of $1,000 million concurrently with or following this offering, and related debt issuance costs.

    This table should be read in conjunction with "Selected Historical Consolidated Financial and Operating Data", "Unaudited Pro Forma Condensed Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to our consolidated financial statements included elsewhere in this prospectus.


                                              As of March 30, 2002
                                         ------------------------------
                                                     As    As adjusted
                                                  adjusted for dividend
                                                    for      payment,
                                                  dividend  term loan
                                          Actual    only    and notes
                                         -------- -------- ------------
                                                 (in millions)
        Cash and cash equivalents....... $   12.3 $   12.3   $   12.3
                                         ======== ========   ========
        Dividend payable................ $     -- $1,500.0   $     --
                                         ======== ========   ========

        Long-term debt:
           Credit facility.............. $     -- $     --   $  500.0
           Notes........................       --       --    1,000.0
                                         -------- --------   --------
               Total long-term debt.....       --       --    1,500.0
                                         -------- --------   --------
        Total stockholder's equity......  6,327.9  4,827.9    4,827.9
                                         -------- --------   --------
        Total capitalization............ $6,327.9 $4,827.9   $6,327.9
                                         ======== ========   ========


    For information about options we may grant, see "Management--Executive Compensation".

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA


    The following table presents our selected historical consolidated financial and operating data. The selected historical financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and notes to our historical consolidated financial statements, each of which is included elsewhere in this prospectus. The unaudited consolidated statements of income data for 1997, 1998 and for the quarters ended March 31, 2001 and March 30, 2002, and the unaudited consolidated balance sheet data as of the last day of each of these periods are derived from our unaudited accounting records for those periods and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The consolidated statements of income data for 1999, 2000 and 2001 and the consolidated balance sheet data as of the last day of each of these fiscal years are derived from our historical consolidated financial statements. The financial statements for 1999 and 2000 have been audited by Arthur Andersen LLP, independent public accountants, whose report is included elsewhere in this prospectus. The financial statements for 2001 have been audited by PricewaterhouseCoopers LLP, independent public accountants, whose report is included elsewhere in this prospectus.



    The historical financial information is not indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate company during the periods presented. The results of the quarter ended March 30, 2002 are not necessarily indicative of the results to be expected for the full year. For additional information, see "Unaudited Pro Forma Condensed Consolidated Financial Data".

                                              As of and for the Year Ended                      Quarter Ended
                            ---------------------------------------------------------------  ------------------
                            December 27, December 26, December 25, December 30, December 29, March 31, March 30,
                                1997         1998         1999       2000 (1)       2001       2001      2002
                            ------------ ------------ ------------ ------------ ------------ --------- ---------
                                                  (in millions, except per share amounts)
Consolidated Statement
 of Income Data :
Net revenues...............  $10,634.6    $12,922.7    $16,896.6    $22,266.3    $29,070.6   $7,042.1  $8,016.1
                             ---------    ---------    ---------    ---------    ---------   --------  --------
Cost of operations:........
   Cost of revenues........   10,012.2     12,113.3     15,971.5     21,154.2     27,786.7    6,762.5   7,757.8
   Selling, general and
    administrative
    expenses...............      350.2        417.9        415.1        483.1        578.4      142.6     135.2
   Amortization of
    goodwill...............       98.9         99.1         99.1        103.3        106.9       26.8        --
   Amortization of
    intangibles............       82.9         82.9         82.9         84.0         84.9       21.2      21.2
   Interest income, net....       (3.5)        (4.5)        (3.7)        (5.8)        (4.6)      (1.5)     (0.8)
                             ---------    ---------    ---------    ---------    ---------   --------  --------
   Total cost of
    operations.............   10,540.7     12,708.7     16,564.9     21,818.8     28,552.3    6,951.6   7,913.4
                             ---------    ---------    ---------    ---------    ---------   --------  --------
Income before provision for
 income taxes..............       93.9        214.0        331.7        447.5        518.3       90.5     102.7
Provision for income
 taxes.....................       80.8        130.6        179.7        230.7        261.7       45.7      43.1
                             ---------    ---------    ---------    ---------    ---------   --------  --------
Net income.................  $    13.1    $    83.4    $   152.0    $   216.8    $   256.6   $   44.8  $   59.6
                             =========    =========    =========    =========    =========   ========  ========
Earnings Per Share
 Data (2):
Basic and diluted net
 income per share..........  $    0.05    $    0.31    $    0.56    $    0.80    $    0.95   $   0.17  $   0.22
Shares used in computing
 basic and diluted net
 income per share..........      270.0        270.0        270.0        270.0        270.0      270.0     270.0
Pro forma presentation
 assuming SFAS No.
 142 was in effect for all
 periods(3):
 Pro forma income before
  provision for income
  taxes....................  $   192.8    $   313.1    $   430.8    $   550.8    $   625.2   $  117.3
 Provision for income
  taxes....................       80.8        130.6        179.7        230.7        261.7       45.7
                             ---------    ---------    ---------    ---------    ---------   --------
 Pro forma net income......  $   112.0    $   182.5    $   251.1    $   320.1    $   363.5   $   71.6
                             =========    =========    =========    =========    =========   ========
 Pro forma basic and
  diluted net income per
  share....................  $    0.41    $    0.68    $    0.93    $    1.19    $    1.35   $   0.27
Consolidated Balance
 Sheet Data:...............
Working capital (4)........  $   769.8    $   726.2    $   764.4    $   868.3    $   724.4   $  668.9  $  794.6
Goodwill, net..............  $ 3,569.0    $ 3,461.1    $ 3,362.1    $ 3,419.6    $ 3,310.2   $3,392.8  $3,310.2
Intangible assets, net.....  $ 2,795.3    $ 2,712.4    $ 2,629.5    $ 2,584.6    $ 2,499.7   $2,563.4  $2,478.5
Total assets...............  $ 8,372.1    $ 8,247.3    $ 8,464.4    $ 8,914.8    $ 9,251.8   $8,916.7  $9,504.6
Total debt (5).............  $     0.0    $     0.0    $     0.0    $     0.0    $     0.0   $    0.0  $    0.0
Deferred tax liabilities...  $ 1,200.3    $ 1,195.7    $ 1,158.7    $ 1,144.1    $ 1,154.2   $1,137.4  $1,150.6
Total stockholder's equity.  $ 6,289.2    $ 6,063.4    $ 6,070.2    $ 6,358.3    $ 6,268.3   $6,175.7  $6,327.9
Supplemental
 Information
 (Unaudited):
Total drug spend (6).......  $11,770.4    $14,106.4    $17,891.8    $23,054.9    $29,369.6   $7,137.1  $8,112.6
EBITDA (7).................  $   341.7    $   479.3    $   591.5    $   730.9    $   836.6   $  170.2  $  161.3
Net cash provided by
 operating activities......        N/A    $   433.0    $   345.5    $   365.5    $   658.8   $  308.6  $  514.9
Estimated covered lives....       51.4         50.6         52.3         65.0         65.0        N/A       N/A
Prescriptions
 administered..............      291.0        322.3        372.0        451.9        537.2      137.9     140.7
   Home delivery...........       48.7         53.3         60.6         65.1         74.7       17.8      20.1
   Retail..................      242.3        269.0        311.4        386.8        462.5      120.1     120.6


                       (See footnotes on following page)

    Notes to Selected Historical Consolidated Financial and Operating Data

(1) 53 week fiscal year.

(2) As of March 30, 2002 and for all periods presented, we were a limited liability company wholly owned by Merck. In May 2002, we converted into a corporation and issued 270,000,000 shares of $0.01 par value common stock. The financial data has been revised to retroactively reflect this transaction for all periods presented.


(3) Effective December 30, 2001, the Company adopted Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" (SFAS
    142). This pro forma financial information presents the impact of adopting SFAS 142 as if it had been adopted on December 29,1996.


(4) Calculated as current assets (primarily accounts receivable and inventories) less current liabilities (primarily claims and other accounts payable, short-term debt and other current liabilities). As of each balance sheet date presented, we did not have any short-term debt outstanding.


(5) See "Unaudited Pro Forma Condensed Consolidated Financial Data".


(6) Drug spend represents the cost of drugs to clients and members dispensed from our home delivery pharmacies or through our retail pharmacy networks, less any amounts paid by us to our clients, plus any dispensing fees earned by pharmacies.


(7) EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. EBITDA does not represent funds available for our discretionary use and is not intended to represent or be used as a substitute for net income or cash flow from operations data as measured under United States generally accepted accounting principles. The items excluded from EBITDA are significant components of our statement of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. We believe that EBITDA is a supplemental measurement tool used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA


    The following unaudited pro forma condensed consolidated financial information is derived from our audited consolidated financial statements for the year ended December 29, 2001 and our unaudited consolidated interim financial statements for the quarter ended March 30, 2002, each of which is included elsewhere in this prospectus. The unaudited consolidated interim financial statements are derived from our unaudited accounting records for that period and have been prepared on a basis consistent with the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results of the quarter ended March 30, 2002 are not necessarily indicative of the results to be expected for the full year. The unaudited pro forma condensed consolidated financial information has been prepared to reflect adjustments to our historical financial information to give effect to the following transactions, each as described elsewhere in this prospectus, as if those transactions had been completed at earlier dates:



   . the incurrence of the $500 million term loan under the $1,250 million senior unsecured credit facility to be entered into prior to or concurrently with this offering, approximately $750 million of which will remain undrawn at the completion of this offering and will be available for general corporate and working capital purposes;


   . the issuance of notes in an aggregate principal amount of $1,000 million concurrently with or following this offering; and


   .  the payment of the $1,500 million dividend to Merck.



    The unaudited pro forma condensed consolidated statement of income assumes that these transactions occurred as of December 31, 2000 and the unaudited pro forma condensed consolidated balance sheet assumes that these transactions occurred as of March 30, 2002.


    You should read the unaudited pro forma condensed consolidated financial information in conjunction with our audited consolidated financial statements and the notes to the audited consolidated financial statements. You should also read the sections "Selected Historical Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". The unaudited pro forma condensed consolidated financial information is qualified by reference to these sections, the audited consolidated financial statements and the notes to the audited consolidated financial statements included elsewhere in this prospectus.


    The unaudited pro forma condensed consolidated financial information is not indicative of our future performance or what our results of operations would have been if we had been operated as a separate company during the periods presented or if the transactions reflected therein had actually occurred as of December 31, 2000 or March 30, 2002, as the case may be. The unaudited pro forma condensed consolidated statement of income does not reflect estimates of one-time and ongoing incremental costs required to operate as a separate company, which are described in Note 1 to the unaudited pro forma condensed consolidated statement of income.



    During 2001 and the first quarter of 2002, we recorded gross rebates of $439.4 million and $115.6 million, respectively, from Merck based upon an agreed-upon percentage rate applied to the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks. We have entered into a five-year managed care agreement with Merck which governs our ongoing rebate arrangements with Merck. The managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been effective as of December 31, 2000, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2001 or the first quarter of 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various market share targets set forth in that agreement. See "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck--Under our managed care agreement with Merck, our rebates could decline by a substantial amount and we may have to pay substantial liquidated damages to Merck if we fail to achieve specified market share levels" and "Relationship Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".


  Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year
                            Ended December 29, 2001


                                                 Historical   Adjustments    Pro Forma
                                                 ----------   -----------   ---------
                                                 (in millions, except per share amounts)

Net revenues.................................... $29,070.6                  $29,070.6
                                                 ---------                  ---------
Cost of operations:
   Cost of revenues.............................  27,786.7                   27,786.7
   Selling, general and administrative expenses.     578.4                      578.4(1)
   Amortization of goodwill.....................     106.9                      106.9(2)
   Amortization of intangibles..................      84.9                       84.9
   Interest (income) expense, net...............      (4.6)     $  96.8(3)       92.2
                                                 ---------                  ---------
       Total cost of operations.................  28,552.3                   28,649.1
                                                 ---------                  ---------
Income before provision for income taxes........     518.3                      421.5
Provision for income taxes......................     261.7        (40.2)(4)     221.5
                                                 ---------      -------     ---------
Net income...................................... $   256.6      $ (56.6)    $   200.0
                                                 =========      =======     =========
Basic and diluted earnings per share (5):
   Net income per share......................... $    0.95                  $    0.74
   Weighted average shares outstanding..........     270.0                      270.0
           Unaudited Pro Forma Condensed Consolidated Statement of Income
                        for the Quarter Ended March 30, 2002

                                                 Historical   Adjustments    Pro Forma
                                                 ----------   -----------   ---------
                                                 (in millions, except per share amounts)

Net revenues.................................... $ 8,016.1                  $ 8,016.1
                                                 ---------                  ---------
Cost of operations:
   Cost of revenues.............................   7,757.8                    7,757.8
   Selling, general and administrative expenses.     135.2                      135.2(1)
   Amortization of intangibles..................      21.2                       21.2
   Interest (income) expense, net...............      (0.8)     $  24.2(3)       23.4
                                                 ---------                  ---------
       Total cost of operations.................   7,913.4                    7,937.6
                                                 ---------      -------     ---------
Income before provision for income taxes........     102.7                       78.5
Provision for income taxes......................      43.1        (10.1)(4)      33.0
                                                 ---------      -------     ---------
Net income...................................... $    59.6      $ (14.1)    $    45.5
                                                 =========      =======     =========
Basic and diluted earnings per share (5):
   Net income per share......................... $    0.22                  $    0.17
   Weighted average shares outstanding..........     270.0                      270.0



                       (See footnotes on following page)

   Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income:


(1) In 2001, Merck allocated to us $26.4 million of expenses it incurred for providing us consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and other services. Merck will continue to perform many of these corporate functions for us under a transition services agreement after completion of this offering and until we assume full responsibility for them as a separate company. We expect to assume full responsibility for them for the most part by January 1, 2003. Until then, our costs for these functions will include both charges from Merck under the transition services agreement and our own costs to initiate and perform these functions. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 million on an annualized basis for 2002. We estimate that our annual costs for these functions will eventually amount to between $40 million to $50 million, or approximately $14 million to $24 million more than the $26.4 million Merck allocated to us in 2001. To estimate these annual costs, we identified positions we will need to add and the additional services we will need to procure to perform activities such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following this offering, we also expect to incur one-time costs associated with our transition to operating as a separate company of between $15 million and $20 million. These one-time costs are associated with systems implementation and conversion, the change of our corporate name, and other similar costs.


(2) Goodwill amortization ceased beginning December 30, 2001 in accordance with our adoption, as of that date, of Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). We will assess the goodwill for impairment on an annual basis using the "two-step" method required by SFAS No. 142. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Effects of Recent Accounting Pronouncements".


(3) Includes estimated annual interest expense of $96.8 million related to $1,500 million indebtedness that we expect to incur at or about the time we complete this offering, at an estimated weighted average annual interest rate of 6.45%. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in the reference rates used under the credit facility. A 25 basis point change to the weighted average annual interest rate would change our annual interest expense by $3.8 million. We may incur additional interest expense if we draw down under the $750 million revolving portions of the $1,250 million senior unsecured credit facility that we expect to enter into at or about the time we complete this offering.


(4) Represents estimated tax benefit related to the estimated interest expense discussed in Note 3 above at our combined statutory rate of 41.5%.


(5) As of March 30, 2002 and for all periods presented, we were a limited liability company wholly owned by Merck. In May 2002 we converted into a corporation and issued 270,000,000 shares of $0.01 par value common stock. The Unaudited Pro Forma Condensed Consolidated Statement of Income has been revised to retroactively reflect this transaction for all periods presented.


                               -----------------

 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 30, 2002



                                                                              Pro
                                                Historical    Adjustments    Forma
                                                ----------   -----------    --------
                                                           (in millions)
Assets:
Cash and cash equivalents......................  $   12.3                   $   12.3
Accounts receivable, net.......................   1,073.6                    1,073.6
Due from Merck, net............................     449.6(3)                   449.6
Inventories, net...............................     870.8                      870.8
Deferred tax assets............................     262.9                      262.9
Other current assets...........................     131.0                      131.0
Property and equipment, net....................     798.5                      798.5
Goodwill, net..................................   3,310.2                    3,310.2
Intangibles, net...............................   2,478.5                    2,478.5
Other noncurrent assets........................     117.2     $    15.0(1)     132.2
                                                 --------                   --------
   Total assets................................  $9,504.6                   $9,519.6
                                                 ========                   ========
Liabilities and Equity:
Claims and accounts payable....................  $1,756.9                   $1,756.9
Short-term debt................................        --     $    15.0(1)      15.0
Other current liabilities......................     248.7                      248.7
Long-term debt.................................       0.0     $ 1,500.0(2)   1,500.0
Deferred tax liabilities.......................   1,150.6                    1,150.6
Other noncurrent liabilities...................      20.5                       20.5
Total stockholder's equity.....................   6,327.9(3)  $(1,500.0)(4)  4,827.9
                                                 --------                   --------
   Total liabilities and stockholder's requity.  $9,504.6                   $9,519.6
                                                 ========                   ========

--------
(1) We will record approximately $15 million in debt issuance costs in connection with the incurrence of the debt described in note (2).

(2) At or about the time we complete this offering, we intend to incur $1,500 million in long-term indebtedness. We may incur additional indebtedness if we draw down under the $750 million revolving portions of the $1,250 million senior unsecured credit facility we expect to enter into at or about the time we complete this offering.


(3) Equity includes net balance of intercompany receivables from Merck as of December 29, 2001 and our historical capital. From December 30, 2001 through the date we complete this offering, we will record intercompany transactions with Merck in an intercompany account as discussed in Note 10 to our audited consolidated financial statements contained elsewhere in this prospectus.


(4) Represents the impact on equity associated with the payment of the $1,500 million dividend to Merck primarily funded by the net proceeds of the notes offering and borrowings under our senior unsecured credit facility.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

    You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled "Risk Factors", "Cautionary Note Regarding Forward-Looking Statements" and other sections in this prospectus.

Basis of Presentation

    Our consolidated financial statements reflect our historical results of operations and cash flows during each respective period. We prepared our historical financial statements using Merck's historical basis in the assets and liabilities and the results of our operations. They also include allocations of expenses Merck incurred. These expenses include expenses for consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. We made these expense allocations on a basis that we, along with Merck, considered to be reasonable reflections of the utilization of services that Merck provided to us. For a discussion of the costs associated with operating as a separate company, see "--Results of Operations".


    In May 2002, we converted from a limited liability company wholly owned by Merck to a corporation. For financial reporting purposes, we calculated income tax expense and deferred income tax balances as if we were a separate company and had prepared our own separate tax returns as a corporation during the periods presented.


    The financial information included in this prospectus is not indicative of our consolidated financial position, operating results, changes in equity and cash flows for any future period, or what they would have been had we operated as a separate company during the periods presented.

Overview


    We are the nation's largest pharmacy benefit manager based on the more than $29 billion in drug spend we managed for our clients during 2001. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive pricing from pharmaceutical manufacturers and retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. As of February 2002, we had approximately 1,650 clients. We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers;
federal, state and local government agencies; and union-sponsored benefit plans.


    We operate in a very competitive market that is characterized by increasing pricing and margin pressures as clients seek to control the growth in the cost of providing prescription drug benefits to their members.

    Our net revenues are derived primarily from the sale of prescription drugs through our home delivery pharmacies and through our networks of contractually affiliated retail pharmacies and are recorded net of certain rebate and guarantee payments to clients. For further details see our critical accounting policies included in "--Use of Estimates and Critical Accounting Policies" below and the notes to our audited consolidated financial statements included elsewhere in this prospectus.

    Our cost of revenues relating to drugs dispensed by our home delivery pharmacies consists primarily of the cost of inventory dispensed and our costs incurred to process and dispense the prescriptions, including the associated depreciation. Cost of revenues for prescriptions filled through our network of retail pharmacies includes the contracted cost of drugs dispensed by, and professional fees paid to, retail pharmacies in the networks. The operating costs of our call center pharmacies are also included in cost of revenues. In addition, cost of revenues for both home delivery sales and retail sales includes a credit for rebates earned from pharmaceutical manufacturers whose drugs are included in our formularies. Price increases by manufacturers and wholesalers for pharmaceuticals have generally been recovered from our clients under our client contracts but could prevent us from satisfying contracts with guaranteed cost savings if the result is an overall increase in the cost of the drug plan to our client.


    Selling, general and administrative expenses reflect the costs of operations dedicated to generating new sales, maintaining existing customer relationships, managing clinical programs, enhancing technology capabilities, directing pharmacy operations and other staff activities. Our historical financial statements also include allocations of costs relating to certain corporate functions historically provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocated expenses are not indicative of the higher expenses we expect to incur in the future in connection with these corporate functions as a separate company. For information on our expected incremental selling, general and administrative expenses after this offering, see Note 1 to the Unaudited Pro Forma Condensed Consolidated Statement of Income included under "Unaudited Pro Forma Condensed Consolidated Financial Data" and "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck--Transition Services Agreement".


    During the periods presented, we entered into a five-year contract with a significant managed care client, UnitedHealth Group, which is currently our largest client. We began providing prescription benefit management services to this client in the second quarter of 2000. Revenues from UnitedHealth Group amounted to approximately $1,300 million, or approximately 6% of our net revenues, in 2000, and $4,600 million, or approximately 16% of our net revenues, in 2001.

    Our key assets include accounts receivable, inventories, fixed assets, goodwill and intangibles. Accounts receivable represent amounts due from clients for prescriptions shipped to members from our home delivery pharmacies or dispensed from retail pharmacies in our networks, including fees due to us, net of any rebate liabilities or payments due to clients under guarantees. Accounts receivable also include amounts due from pharmaceutical manufacturers for earned rebates and other fees. Inventories reflect the cost of prescription products held for dispensing by our home delivery pharmacies and are recorded on a first-in, first-out basis. Fixed assets include our investment in home delivery pharmacies, call center pharmacies, and information technology including capitalized software development. The net goodwill of $3,310 million and intangible assets of $2,500 million as of December 29, 2001 are comprised primarily of the push-down of goodwill and intangibles related to Merck's acquisition of us in 1993 and, to a significantly lesser extent, our acquisition of ProVantage Health Services, Inc., or ProVantage, in 2000.

    Liabilities primarily consist of amounts payable to retail network pharmacies for prescriptions dispensed and services rendered, amounts payable for home delivery prescription inventory purchases and other accruals and liabilities incurred in the normal course of business.

    We conduct our operations in one segment of the PBM industry, which involves sales of prescription drugs to members of our clients, either by our home delivery pharmacies or through our networks of contractually affiliated retail pharmacies, and in one geographic region, the United States and Puerto Rico. Services to clients are delivered and managed under a single contract for each client.

    We do not have any off-balance sheet entities, nor do we currently engage in material transactions involving derivative financial instruments.


    Our fiscal year ends on the last Saturday in December, and our fiscal quarters end on the last Saturday in March, June, September or December. Fiscal years 1997, 1998, 1999 and 2001 each consisted of 52 weeks, and fiscal year 2000 consisted of 53 weeks.


Use of Estimates and Critical Accounting Policies

    Use of Estimates. The preparation of consolidated financial statements requires companies to include certain amounts that are based on management's best estimates and judgments. In preparing the consolidated financial statements, management reviewed the accounting policies and believes that these accounting policies are appropriate for a fair presentation of our financial position, results of operations and of cash flows. Several of these accounting policies contain estimates, the most significant of which are discussed below. Actual results may differ from those estimates. We discuss the impact and any associated risks related to these policies on our business operations throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section.

    Critical Accounting Policies. We describe below what we believe to be our critical accounting policies.


    Revenue recognition. Our revenues are derived principally from sales of prescription drugs to members of our clients, either through our home delivery pharmacies or our networks of contractually affiliated retail pharmacies. We recognize these revenues when the prescriptions are dispensed through our home delivery pharmacies or retail pharmacies in our contractually affiliated networks. We have determined that our responsibilities under our client contracts to adjudicate member claims properly and control clients' drug spend, our separate contractual pricing relationships and responsibilities to the retail pharmacies in our networks, and our interaction with members, among other indicators, qualify us as the principal under the indicators set forth in EITF 99-19 "Reporting Gross Revenue as a Principal vs. Net as an Agent" in most of our transactions with customers. Our responsibilities under our client contracts include validating that the patient is a member of the client's plan and that the prescription drug is in the applicable formulary, instructing the pharmacist as to the prescription price and the copayment due from the patient, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting medically appropriate generic alternatives to control drug cost to our clients and their members, and approving the prescription for dispensing. We recognize revenues from our home delivery pharmacies and our retail network contracts where we are the principal, on a gross basis, in accordance with EITF 99-19 at the prescription price (ingredient cost plus dispensing fee) negotiated with our clients, including the portion of the price to be settled directly by the member (copayment) plus our administrative fees. Although we do not have credit risk with respect to copayments, we believe that all of the above indicators of gross treatment are present. In addition, we view these copayments as a mechanism that we negotiate with our clients to help them manage their retained prescription drug spending costs, and the level of copayments does not affect our rebates or margin on the transaction. Where the terms of our contracts and nature of our involvement in the prescription fulfillment process do not qualify us as a principal under EITF 99-19, our revenues on those transactions consist of the administrative fee paid to us by our clients.


    We deduct from our revenues the manufacturers' rebates we pay to our clients when our clients earn these rebates. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the portion of those claims on which our clients can earn rebates. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid, generally on a quarterly basis, or as significant events occur. We record any cumulative effect of these adjustments against revenue as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. Adjustments have not been material to our quarterly or annual results of operations. We also deduct from our revenues discounts offered and other payments made to our clients. Other payments include, for example, implementation allowances, payments made under risk-sharing agreements with clients and payments related to performance guarantees. Where we provide implementation or other allowances to clients upon contract initiation, we capitalize these payments and amortize them against revenue over the life of the contract only if these payments are refundable upon cancellation or relate to non-cancelable contracts. In the limited instances where we enter into risk-sharing agreements whereby we agree to share in the risk of a client's drug trend increasing above certain levels, we determine on a regular basis any potential deduction from revenue by comparing the client's increase in drug spending for that period against a specified contractual or indexed target rate. Where the client's rate of increase exceeds that target, we calculate a deduction from revenue in accordance with the terms of the contract, up to the contractual cap on our liability. We manage our risk from this type of arrangement by restricting the number of client contracts that include risk sharing, capping our responsibility under these provisions and requiring the client to implement drug cost management programs. Accordingly, our exposure under risk-sharing arrangements is not material to our financial position or liquidity.


    Rebates receivable and payable. Rebates receivable from pharmaceutical manufacturers are earned based upon dispensing of prescriptions at either home delivery pharmacies or pharmacies in our retail networks, are recorded as a reduction of cost of revenues and are included in accounts receivable. We accrue rebates receivable by multiplying estimated rebatable prescription drugs dispensed by our home delivery pharmacies, or processed by one of the pharmacies in our retail networks, by the contractually agreed manufacturer rebate amount. We revise rebates receivable estimates to actual when final rebatable prescriptions are calculated, and rebates are billed to the manufacturer generally 45 to 90 days subsequent to the end of the applicable quarter. Rebates payable to clients are estimated and accrued concurrent with rebates receivable and are included in claims and accounts payable. Rebates are paid to clients based on actual drug spend on a quarterly basis after collection of rebates receivable from manufacturers at which time rebates payable are revised to reflect amounts due. Typically, our client contracts give the client the right to audit our calculation of rebates owed to the client. To date, adjustments related to client audits have not been material.


    Contract profitability.   We monitor contract profitability periodically
throughout the term of each contract and if the contract would result in a loss over its total life, we would record a charge to earnings immediately for the entire amount of the loss. To date, no charges have been required.

    Allocations from Merck. Our historical financial statements include allocations of certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, the effort expended by Merck for us as compared to its other operations, or other reasonable methods. We and Merck consider these allocations to be reasonable reflections of the utilization of services provided to us.

    Effective with this offering, our cost for these functions provided by Merck will be based on a formal transition services agreement with Merck, as we develop these functions as a separate company. Accordingly, our expenses for these functions, which we generally expect to obtain from

Merck until the spin-off, will include charges to us by Merck under this transition services agreement, as well as our own costs to initiate and perform these functions.

    Income taxes. We account for income taxes under Financial Accounting Standard No. 109 "Accounting for Income Taxes". Accordingly, we calculated income tax expense and the deferred income tax balances in the consolidated financial statements as if we had been taxed separately and had prepared our own separate tax returns as a corporation. As of December 29, 2001 and for all periods presented, we were structured as a single member limited liability company with Merck as the sole member. Under this structure, Merck has been taxed on our taxable income as part of Merck's consolidated tax return, with our liabilities for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Subsequent to this offering, we expect to provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement.

    Property and equipment. We state property and equipment at cost less accumulated depreciation and amortization. We calculate depreciation using the straight-line method for assets with useful lives ranging from three to 45 years. We amortize leasehold improvements over the shorter of the remaining life of the lease or the useful lives of the assets.

    Software developed for internal use. We invest significantly in developing software to meet the needs of our clients. We have adopted American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

    Goodwill and intangible assets. Goodwill and intangible assets primarily represent the push-down of the excess of acquisition costs over the fair value of our net assets from our acquisition by Merck in 1993 and, to a significantly lesser extent, our acquisition of ProVantage in 2000. These assets are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, we compare the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows. In addition, we continually evaluate the amortizable lives of our goodwill and intangible assets to ensure they reflect current circumstances. Our most recent evaluation occurred in March 2002 based on information as of December 29, 2001.

    Pension and other post-retirement benefits. The determination of our obligation and expense for pension and other post-retirement benefits depends on our selection of certain assumptions used by actuaries in calculating such amounts. We describe those assumptions in Note 6 to the audited consolidated financial statements. They include, among other assumptions, the discount rate, expected long-term rate of return on pension plan assets and rates of increase in compensation and health care costs. In accordance with United States generally accepted accounting principles, actual results that differ from our assumptions are accumulated and amortized over future periods and therefore, generally affect our recognized expense and recorded obligation in those future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

    Legal contingencies. We are currently involved in various legal proceedings. We have considered these proceedings in determining the necessity of any reserves for losses that are probable and reasonably estimable. Our estimates of necessary reserves have been developed in consultation with outside counsel assisting in the defense of these matters and are based upon an analysis of the potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position or liquidity as set forth in our consolidated financial statements for the year ended December 29, 2001. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially adversely affected by the ultimate resolution of these matters or by changes in our assumptions or our strategies related to these proceedings.

Results of Operations

    The following tables set forth, for the periods indicated, actual results and the percentage relationship to net revenues:


                                                                Years Ended                  Quarter Ended
                                                   -------------------------------------  ------------------
                                                   December 25, December 30, December 29, March 31, March 30,
                                                       1999       2000(1)        2001       2001      2002
                                                   ------------ ------------ ------------ --------- ---------
                                                                         (in millions)

Net revenues......................................  $16,896.6    $22,266.3    $29,070.6   $7,042.1  $8,016.1
                                                    ---------    ---------    ---------   --------  --------
Cost of operations:
   Cost of revenues...............................   15,971.5     21,154.2     27,786.7    6,762.5   7,757.8
   Selling, general and administrative expenses...      415.1        483.1        578.4      142.6     135.2
   Amortization of goodwill.......................       99.1        103.3        106.9       26.8        --
   Amortization of intangibles....................       82.9         84.0         84.9       21.2      21.2
   Interest income, net...........................       (3.7)        (5.8)        (4.6)      (1.5)     (0.8)
                                                    ---------    ---------    ---------   --------  --------
       Total cost of operations...................   16,564.9     21,818.8     28,552.3    6,951.6   7,913.4
                                                    ---------    ---------    ---------   --------  --------
Income before provision for income taxes..........      331.7        447.5        518.3       90.5     102.7
Provision for income taxes........................      179.7        230.7        261.7       45.7      43.1
                                                    ---------    ---------    ---------   --------  --------
Net income........................................  $   152.0    $   216.8    $   256.6   $   44.8  $   59.6
                                                    =========    =========    =========   ========  ========




                                                                Years Ended                  Quarter Ended
                                                   -------------------------------------  ------------------
                                                   December 25, December 30, December 29, March 31, March 30,
                                                       1999       2000(1)        2001       2001      2002
                                                   ------------ ------------ ------------ --------- ---------
                                                                  (percentage of net revenues)

Net revenues......................................    100.0%       100.0%       100.0%      100.0%    100.0%
                                                      -----        -----        -----       -----     -----
Cost of operations:
   Cost of revenues...............................     94.5%        95.0%        95.6%       96.0%     96.7%
   Selling, general and administrative expenses...      2.5%         2.2%         2.0%        2.0%      1.7%
   Amortization of goodwill.......................      0.6%         0.5%         0.4%        0.4%       --
   Amortization of intangibles....................      0.5%         0.4%         0.3%        0.3%      0.3%
   Interest income, net...........................       --           --           --          --        --
                                                      -----        -----        -----       -----     -----
       Total costs and expenses...................     98.0%        98.0%        98.2%       98.7%     98.7%
                                                      -----        -----        -----       -----     -----
Income before provision for income taxes..........      2.0%         2.0%         1.8%        1.3%      1.3%
Provision for income taxes........................      1.1%         1.0%         0.9%        0.7%      0.6%
                                                      -----        -----        -----       -----     -----
Net income........................................      0.9%         1.0%         0.9%        0.6%      0.7%
                                                      =====        =====        =====       =====     =====

--------
(1) 53 week fiscal year.

Results of Operations for the Quarters Ended March 31, 2001 and March 30, 2002



    Net revenues for the first quarter of 2002 of $8,016 million exceeded the first quarter of 2001 by $974 million, or 13.8%. Prescription volume totaled 141 million in the first quarter of 2002, reflecting a 2.0% increase over the first quarter of 2001. The net revenue increase was primarily due to increased prices charged by manufacturers and higher prescription drug utilization. Total net revenue growth exceeded prescription volume growth by 11.8% reflecting higher manufacturer drug prices and increased representation of new and higher cost drugs in the brand name prescription base. Net revenue growth due to these factors was partially offset by steeper pricing discounts offered to clients and increased generic drug usage as a percentage of total prescriptions dispensed. Home delivery prescription volume as a percentage of total volume, including retail prescriptions, was 14.3% in the first quarter of 2002 and 12.9% in the first quarter of 2001. This percentage increase was primarily the result of changes in client plan designs to encourage home delivery usage.



    Cost of revenues for the first quarter of 2002 was $7,758 million and exceeded the first quarter of 2001 by $995 million or 14.7%. This increase primarily reflects the volume and prescription drug mix activity addressed in the revenue discussion above. Gross margin (defined as net revenues minus cost of revenues) in the first quarter of 2002 of $258 million reflects a $22 million or 7.9% decrease compared to the first quarter of 2001. The gross margin percent on net revenues in the first quarter of 2002 was 3.2%, compared to 4.0% in the first quarter of 2001. The decrease in these margins reflects the impact of competitive pricing pressures, reduced discounting by pharmaceutical manufacturers, reduced rate of retention of rebates received from pharmaceutical manufacturers and operating costs resulting from new business initiated in the beginning of 2002. Competitive pressures have caused us to share with clients a larger portion of the rebates received from pharmaceutical manufacturers and increase the discounts we offer to clients. This combination of increased sharing of rebates and steeper discounts, as well as increased demand for enhanced service offerings and higher service levels, have caused our margins to decline. Our margins may continue to decline as we attract larger customers who typically have greater negotiating power than smaller customers. In addition, the increased investment in technology has resulted in an increase in depreciation charges over time. In an effort to respond strategically to these margin pressures, we have focused on improving operational efficiencies in our prescription processing and dispensing, resulting in productivity gains that have offset a portion of the margin erosion discussed above.



    Selling, general and administrative expenses for the first quarter of 2002 of $135 million were $8 million lower than the first quarter of 2001. As a percentage of net revenues, these expenses decreased from 2.0% of net revenues in the first quarter of 2001 to 1.7% in the first quarter of 2002. The decrease in these expenses is the result of company-wide cost savings initiatives which have resulted in reductions in travel, hiring and consulting costs, as well as efficiencies associated with the integration of ProVantage, acquired during 2000, which was completed during 2001. Selling, general and administrative expenses include costs allocated to us by Merck of $6.6 million and $6.9 million for the first quarter of 2001 and the first quarter of 2002, respectively. See "--Results of Operations for 1999, 2000 and 2001."



    Amortization of goodwill was $27 million in the first quarter of 2001 and $0 in the first quarter of 2002. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001, goodwill is no longer amortized, but rather, is evaluated for impairment on an annual basis using a fair value based test. Amortization of intangibles was $21 million in the first quarter of both 2001 and 2002. The amortization of goodwill and intangible assets is primarily associated with the goodwill and intangibles created as a result of Merck's acquisition of us in 1993 and pushed down to our balance sheet and, to a significantly lesser extent, our acquisition of ProVantage in 2000.

    Interest income, net was $0.8 million in the first quarter 2002 and $1.5 million in the first quarter of 2001. Interest income, net is primarily generated by short-term investments in marketable securities. Fluctuations by period are the result of changes in amounts invested, prevailing interest rates and investment results.



    Prior to this offering, we were a limited liability company wholly owned by Merck. For financial reporting purposes, we calculated our tax provision and related deferred tax accounts in our financial statements on a separate return basis. Historically, our effective tax rate has been higher than our applicable combined statutory tax rate because we did not receive a tax deduction for our goodwill amortization expense. The impact of this non-deductible expense has been eliminated as a result of the implementation of SFAS No. 142. Accordingly, our effective tax rate was 42.0% in the first quarter of 2002 compared to 50.5% in the first quarter of 2001.



    Net income as a percentage of net revenues was 0.7% in the first quarter of 2002 compared to 0.6% in the first quarter of 2001 as a result of the above factors, principally the elimination of goodwill amortization expense in 2002.



Results of Operations for 1999, 2000 and 2001


    Net revenues for 2000 of $22,266 million exceeded 1999 by $5,370 million, or 31.8%. Net revenues for 2001 of $29,071 million exceeded 2000 by $6,804 million, or 30.6%. Prescription volume totaled 452 million in 2000, reflecting a 21.5% increase over 1999. Prescription volume totaled 537 million in 2001, reflecting an 18.8% increase over 2000. In both 2000 and 2001, the net revenue increase was primarily due to increased prices charged by manufacturers, higher prescription drug utilization across the business, changes in drug mix, the addition of UnitedHealth Group as a client in the second quarter of 2000, and the acquisition of ProVantage in June 2000. The inclusion of the fifty-third week in 2000 also contributed to higher net revenues in that year. Total net revenue growth exceeded prescription volume growth by 10.3% in 2000 and 11.7% in 2001, reflecting higher manufacturer drug prices and increased representation of new and higher cost drugs in the brand name prescription base. In both 2000 and 2001 net revenue growth due to these factors was partially offset by steeper pricing discounts offered to clients and increased generic drug usage as a percentage of total prescriptions dispensed.

    Increases in utilization, changes in drug mix and inflation generated approximately 14.0% of the percentage change of revenue growth in 2000 compared to 1999 and in 2001 compared to 2000. The acquisition of ProVantage in mid-year 2000 generated more than 4.0% of the percentage change of 2000 revenue growth over 1999 and over 2.0% of the percentage change of 2001 revenue growth over 2000. Home delivery prescription volume as a percentage of total volume including retail prescriptions, exceeded 16.0% in 1999, and approximated 14.0% in both 2000 and 2001. This percentage decline was the result of the inclusion of UnitedHealth Group and clients from ProVantage, which have lower relative home delivery volumes as compared to our other clients.

    Cost of revenues for 2000 was $21,154 million and exceeded 1999 by $5,183 million or 32.4%. Cost of revenues for 2001 was $27,787 million which was $6,633 million or 31.4% higher than 2000. These increases primarily reflect the business results addressed in the revenue discussion above. Gross margin (defined as net revenues minus cost of revenues) in 2000 of $1,112 million reflects a $187 million or 20.2% increase over 1999. Gross margin in 2001 of $1,284 million reflects a $172 million or 15.5% increase over 2000. The gross margin percent on net revenues in 1999 was 5.5%, compared to 5.0% in 2000 and 4.4% in 2001. The decrease in these margins reflects the impact of competitive pricing pressures, reduced discounting by pharmaceutical manufacturers and reduced rate of retention of rebates received from pharmaceutical manufacturers. These competitive pressures have caused us to share with clients a larger portion of the rebates received from pharmaceutical manufacturers and increase the discounts we offer to clients. This combination of increased sharing of rebates and higher discounts, as well as increased demand for enhanced service offerings and higher service levels, has caused our margins to decline. Our margins may continue to decline as we attract larger customers who typically have greater negotiating power than smaller customers. In addition, the increased investment in technology has resulted in an increase in depreciation charges over time. In an effort to respond strategically to these margin pressures, we have focused on improving operational efficiencies in our prescription processing and dispensing resulting in productivity gains that have offset a portion of the margin erosion discussed above.

    Selling, general and administrative expenses for 2000 of $483 million were $68 million higher than in 1999. These expenses in 2001 were $578 million, which was $95 million higher than in 2000. As a percentage of net revenues, these expenses decreased over the three-year period, reflecting 2.5% of net revenues in 1999, 2.2% in 2000 and 2.0% in 2001. The increase in expenses across the periods reflects the impact of hiring additional employees to support UnitedHealth Group, which became a client in the second quarter of 2000, and expenses incurred to support increasing technology investments including Internet expansion and general business growth. In addition, in 2001 we began incurring more significant expenses in preparation for compliance with the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Effective January 1, 2001, we implemented a comprehensive Retiree Health Benefits Program for retirees. We included costs of $15 million associated with this plan in cost of revenues and selling, general and administrative expenses beginning in 2001.

    Amortization of goodwill was $99 million in 1999, $103 million in 2000 and $107 million in 2001. Amortization of intangibles was $83 million in 1999, $84 million in 2000 and $85 million in 2001. The amortization of goodwill and intangible assets is primarily associated with the goodwill and intangibles created as a result of Merck's acquisition of us in 1993 and pushed down to our balance sheet and, to a significantly lesser extent, our acquisition of ProVantage in 2000. See the discussion of goodwill amortization under "--Effects of Recent Accounting Pronouncements".

    Interest income, net was $4 million in 1999, $6 million in 2000 and $5 million in 2001. Interest income, net is primarily generated by short-term investments in marketable securities. Fluctuations by year are the result of changes in amounts invested and investment results.


    In conjunction with this offering and our spin-off we anticipate incurring incremental costs in order to operate as a separate company. These expenses include the costs of infrastructure necessary to support consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services previously provided by Merck. In 2001, Merck allocated to us $26.4 million of expenses it incurred for providing these services. Merck will continue to perform many of these corporate functions for us under a transition services agreement after completion of this offering and until we assume full responsibility for them as a separate company. We expect to assume full responsibility for them for the most part by January 1, 2003. Until then, our costs for these functions will include both charges from Merck under the transition services agreement and our own costs to initiate and perform these functions. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 million on an annualized basis for 2002. We estimate that our annual costs for these functions will eventually amount to between $40 million to $50 million, or approximately $14 million to $24 million more than the $26.4 million Merck allocated to us in 2001. To estimate these annual costs, we identified positions we will need to add and the additional services we will need to procure to perform activities such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following this offering, we also expect to incur one-time costs associated with our transition to operating as a separate company of between $15 million and $20 million. These one-time costs are associated with systems implementation and conversion, the change to our corporate name, and other similar costs.


    Prior to this offering, we were a limited liability company wholly owned by Merck. For financial reporting purposes, we calculated our tax provision and related deferred tax accounts in our financial statements on a separate return basis. Historically, our effective tax rate has been higher than our applicable combined statutory tax rate because we do not receive a tax deduction for our goodwill amortization expense. The impact of this non-deductible expense has decreased, however, because our taxable income increased as a result of growth in our operations. Accordingly, our effective tax rate of 54.2% in 1999 decreased to 51.6% in 2000 and 50.5% in 2001. Our effective tax rate, excluding the impact of goodwill amortization, was 41.7% in 1999, 41.9% in 2000 and 41.9% in 2001. See Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

    Net income as a percentage of net revenues was 0.9% in 1999, 1.0% in 2000 and 0.9% in 2001.


Transactions with Related Parties



    We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, we have received various services provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and procurement, as well as other corporate services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to such services to us. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of services provided to us. Costs allocated to us by Merck for services performed by Merck on our behalf totaled $24.4 million in 1999, $25.4 million in 2000, $26.4 million in 2001 and $6.9 million in the first quarter of 2002. As described above, Merck will continue to perform many of these corporate functions for us under a transition services agreement after the completion of this offering. We estimate our charges from Merck for the services it will provide under this agreement will total approximately $27.5 million on an annualized basis for 2002.



    In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $909.4 million in 1999, $1,106.4 million in 2000, $1,344.7 million in 2001 and $354.7 million in the first quarter of 2002. The cost of purchases from Merck represented approximately 6% of the total cost of revenues in 1999 and approximately 5% in each of 2000, 2001 and the first quarter of 2002. Historically, we recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy networks. The gross rebates recorded as received from Merck totaled $266.7 million in 1999, $350.5 million in 2000, $439.4 million in 2001 and $115.6 million in the first quarter of 2002, which were recorded in cost of revenues. In 2001, rebates from Merck accounted for approximately 14% of the rebates we earned that contributed to our net income.



    Merck has historically provided credit support arrangements and guarantees for our performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, we will use commercially reasonable efforts to cause Merck to be released from those obligations.

    We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $39.7 million in 1999, $72.9 million in 2000, $99.9 million in 2001 and $28.3 million in the first quarter of 2002. Revenues derived from sales to Merck were not material in relation to overall revenues in these periods.


    In addition to the master separation and distribution agreement and transition services agreement, prior to the completion of this offering, we will enter into a series of other agreements with Merck, such as an indemnification and insurance agreement, a tax responsibility allocation agreement and other related agreements which are intended to govern the ongoing relationship between us and Merck after our separation from Merck. The aggregate fees payable to us from Merck under the other related agreements (or, in 2002, for performance of services prior to entering into these agreements) are expected to be approximately $38 million in each of 2002, 2003 and 2004, subject to certain limitations.



    We have also entered into a managed care agreement with Merck. The managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, we may be required to pay liquidated damages to Merck if we fail to achieve specified market share levels. Had this managed care agreement been effective as of December 31, 2000, we do not believe that it would have had a significant impact on the recorded rebates from Merck in 2001 or in the first quarter of 2002. However, the rebates that we may earn under the managed care agreement may be reduced or eliminated if we do not comply with various obligations or do not achieve various market share targets set forth in that agreement.



    For additional information about our relationship with Merck, see "Relationships Between Our Company and Merck & Co., Inc.", Note 10 to our audited consolidated financial statements and Note 5 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.


Liquidity and Capital Resources


    Net cash from operating activities was $346 million in 1999, $366 million in 2000 and $659 million in 2001. Net cash from operating activities was $515 million in the first quarter of 2002 compared with $309 million in the first quarter of 2001. Net cash from operating activities excludes various items paid to or by Merck on our behalf, such as tax payments made by Merck, and other items, which are reflected in the Intercompany transfer (to) from Merck, net in our cash flows from financing activities. Accordingly, our net cash from operating activities does not reflect what our cash flows would have been had we been a separate company during the periods presented.


    An important element of our cash flow is the timing of billing cycles, which are two-week periods of accumulated prescription administration billings for home delivery and retail prescriptions. We bill the cycle activity to clients on this bi-weekly schedule and generally collect before we pay our obligations to the retail pharmacies for that same cycle. We pay for drug inventory in accordance with payment terms offered by our suppliers to take advantage of appropriate discounts. Effective home delivery inventory management further generates positive cash flows.

    Billings to pharmaceutical manufacturers for rebates are made on a quarterly basis and are generally paid by the manufacturers within an agreed upon term. Payments of rebates to clients are generally made after our receipt of the rebates from the pharmaceutical manufacturers. The amounts of rebates received from pharmaceutical manufacturers exceeded the amount of rebates paid to our clients for all historical periods presented, though the rebate retention percentage has continuously declined as a result of competitive pressures.

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    Inventory increased $208 million, or 20.9%, from December 2000 to December
2001, primarily due to investments in inventory in 2001 to support the recently opened Willingboro, New Jersey dispensing pharmacy. Inventory decreased $335 million, or 27.8%, from December 2001 to March 2002, primarily due to the utilization of that inventory.


    Ongoing cash outflows are associated with expenditures to support our home delivery dispensing process, call center pharmacies and other selling, general and administrative functions, with the largest component of these expenditures being employee payroll and benefits. In the future, we expect to fund these ongoing expenditures from cash generated from operations and, to the extent necessary, from borrowings under our planned $750 million senior unsecured revolving credit facility.


    We spent $190 million on capital expenditures in 1999, $251 million in 2000 and $322 million in 2001. We spent $67 million on capital expenditures in first quarter 2002 as compared to $78 million in first quarter 2001. Capital expenditures related primarily to developing new technologies and e-commerce capabilities and, in 2001, to building the new Willingboro, New Jersey home delivery facility and associated technology. The decrease from the first quarter of 2001 to the first quarter of 2002 is due to the completion of the Willingboro home delivery facility in late 2001. We expect our total capital expenditures for 2002 to be approximately $315 million, and to be lower during each of the succeeding two or three years.



    The increase in claims and other accounts payable of $364 million, or 31.9%, from December 2000 to December 2001 is associated with accounts payable for the inventory purchases and the timing of the billing cycle related to liabilities to retail pharmacies. The increase in claims and other accounts payable of $252 million, or 16.7%, from December 29, 2001 to March 30, 2002 is the result of timing of the retail pharmacy payment cycle.



    Historically, Merck has managed our treasury operations and cash position. Net cash provided to (received from) Merck was $145 million in 1999, $(67) million in 2000 and $341 million in 2001. The lower amount for 2000 results from cash provided by Merck to fund our purchase of ProVantage. Net cash provided to Merck was $450 million in the first quarter of 2002 and $227 million in the first quarter of 2001. The higher amount for the first quarter of 2002 resulted from an increase in cash provided to Merck as a result of increases in collections of accounts receivable and decreases in inventory purchases in the first quarter of 2002 as compared to first quarter of 2001. From December 30, 2001 through the date we complete this offering, we will record intercompany transactions with Merck in an intercompany account and settle such amounts at that time. We expect the $450 million net receivable from Merck to decline in the course of the second quarter of 2002.



    We regularly enter into purchase commitments covering our home delivery pharmaceutical inventory requirements for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceuticals from manufacturers and distributors. We enter into these short-term commitments regularly in the normal course of business. As of December 29, 2001, our contractual cash obligations for purchase commitments total $2,100 million for 2002, $16 million for 2003 and $8 million for 2004. The 2002 purchase commitments relate primarily to contractual commitments to purchase inventory during 2002.


    We lease dispensing facilities, offices and warehouse space throughout the United States under various operating leases. In addition, we lease pill dispensing and counting machines and other operating equipment for use in home delivery dispensing facilities and computer equipment for use in our data center. The minimum aggregate rental commitments under noncancellable leases, excluding renewal options, are $33 million in 2002, $30 million in 2003, $15 million in 2004, $10 million in 2005, $6 million in 2006 and $19 million thereafter.

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    Total cash and short-term investments as of December 29, 2001 were $86 million, including $16 million in cash and cash equivalents. Total cash and short-term investments as of March 30, 2002 were $82 million, including $12 million in cash and cash equivalents. Our short-term investments include certificates of deposit and U.S. government securities that have maturities of not more than one year and that are held to satisfy minimum statutory capital requirements for some of our insurance subsidiaries.



    At or about the time we complete this offering, we intend to incur $1,500 million in indebtedness at an estimated weighted average annual interest rate of 6.45%. Such indebtedness is expected to include $1,000 million in long-term fixed rate notes and a $500 million term loan under a $1,250 million senior unsecured credit facility. Several factors could change the weighted average annual interest rate, including but not limited to a change in our credit rating or a change in reference rates used under our credit facility. A 25 basis point change in the weighted average annual interest rate would change our interest expense by $3.8 million. We will pay the entire proceeds from these transactions to Merck in the form of a dividend. The dividend is being paid to Merck, our sole stockholder prior to completion of this offering, at Merck's request. We may incur additional indebtedness if we draw down under the $750 million senior unsecured revolving credit facility we expect to enter into as part of our $1,250 million credit facility. It is expected that future cash flows will be adequate to service this debt and fund ongoing business operations and capital expenditures.



    In connection with our $1,250 million senior unsecured credit facility, we expect to enter into a credit agreement with a syndicate of banks. We expect that the senior unsecured credit facility will provide for aggregate borrowings of $1,250 million and will consist of (1) a five year term loan of $500 million, (2) a five year revolving credit facility of $500 million, and
(3) a 364 day revolving credit facility of $250 million. The revolving credit facilities will provide for a letter of credit subfacility and a $50 million swingline subfacility, drawings under which reduce the amount available under the revolving credit facilities. Availability under the credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirement that our business has not suffered a material adverse change.



    Borrowings under the credit facility will bear interest at annual floating rates equal, at our option, to either the (1) current base rate as offered by the administrative agent or (2) London interbank offered rate, or LIBOR, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. For LIBOR loans, the applicable margin will vary from .75% to 2.25%, and for base rate loans, the applicable margin will vary from 0% to 1.25%. Interest rates will be increased by 2.0% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period.



    The term loan will mature on the earlier to occur of (1) the five year anniversary of the last day of the quarter in which we close this offering or
(2) the optional prepayment in full of the term loan. Loans under the five year revolving credit facility will mature on the earlier to occur of (1) the five year anniversary of the last day of the quarter in which we close this offering or (2) the optional prepayment in full of the revolving loans and our cancellation of the revolving credit facility. Loans under the 364 day revolving credit facility will mature on the earlier to occur of (1) the 364th day anniversary of the day we close on the 364 day revolving credit facility or
(2) the optional prepayment in full of the 364 day revolving credit facility and our cancellation of the 364 day revolving credit facility. Scheduled repayments of amounts outstanding under the term loan are generally expected to begin in October 2002 and we will repay principal on the term loan according to the following schedule of annual percentages: (1) 10% in the first year; (2) 15% in the second year; (3) 20% in the third year; (4) 25% in the fourth year; and (5) 30% in the fifth year.


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


    We will be permitted to prepay the term loan and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loan or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the after-tax net cash proceeds received from specified asset sales or other dispositions of a material portion of property, and (2) 100% of the net cash proceeds of debt issuances if our leverage ratio is above a specified level. Mandatory prepayments will be applied first pro rata to scheduled principal prepayments of the term loan and then to repay revolving loans.



    In addition, the credit agreement will contain certain customary covenants including, without limitation, covenants restricting our ability to incur additional indebtedness, incur liens on property or assets, make capital expenditures, make certain investments, pay dividends or make restricted payments, and prepay or redeem debt or amend certain agreements governing our indebtedness.





    In connection with our public offering of $1,000 million aggregate principal amount of notes, we intend to offer the notes in two series and interest on the notes will accrue at a fixed rate and will be payable every six
months. One series will mature in    years and the other in    years.



    We will be able to redeem some or all notes at any time. If the notes are redeemed prior to maturity, the redemption price will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed plus accrued interest to the date of redemption, and (2) the sum of the present values of the principal and interest on the notes to be redeemed (assuming they remained outstanding to maturity), discounted to the redemption date in accordance with standard market practice at the treasury rate plus a specified number of basis points. We will not be required to make sinking fund payments with respect to the notes.



    The indenture under which the notes are to be issued will contain restrictive covenants regarding, among other things, the creation and existence of secured indebtedness, and sale and leaseback transactions. Subject to certain requirements, we will be permitted to consolidate, merge or sell all, or substantially all, of our assets.



    The notes offering is contingent on the closing of this offering and is subject to customary closing conditions. The net proceeds of the notes offering will be used to pay a portion of our $1,500 million dividend to Merck. If we do not complete the notes offering prior to the payment of the dividend to Merck, we expect to obtain up to an additional $1,000 million in short-term financing for the dividend from the bank syndicate described above. We expect that the terms of the short-term financing would be similar, in all material respects, to the terms of the credit facility. Loans under the short-term loan facility would mature on the earlier to occur of (1) the six-month anniversary of the date we draw on the short-term loan facility, (2) the optional prepayment in full of the short-term loan or (3) the closing of the notes offering. If we borrow under the short-term facility, we will likely have to refinance the debt six months later. We may be required to obtain refinancing on terms and at interest rates that are less favorable than those under the credit facility. Our inability to obtain refinancing on favorable terms could restrict our operations and reduce our profitability and liquidity.


    We believe that we will meet our cash requirements in 2002 and for at least each of the succeeding two to three years through cash generated from operations and, to the extent necessary, from borrowings under our planned $750 million senior unsecured revolving credit facility.

Interest Rate and Foreign Exchange Risk

    Interest Rate Risk. We do not expect our cash flow to be affected to any significant degree by a sudden change in market interest rates. We have not implemented a strategy to manage interest rate market risk because management does not believe that our exposure to this risk is material at this

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time. Upon completion of this offering, we will assess the significance of interest rate market risk on a periodic basis and will implement strategies to manage risk as appropriate.

    Foreign Exchange. We operate our business within the United States and Puerto Rico and execute all transactions in U.S. dollars.

Effects of Recent Accounting Pronouncements


    In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS No. 141). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. SFAS No. 141 also defines acquired intangible assets and requires that a reassessment of a company's preexisting acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. We adopted this standard effective December 30, 2001 and it did not have a material effect on our results of operations, cash flows or financial position.



    In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which, along with SFAS No. 141, is effective beginning December 30, 2001. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with SFAS No. 142, we no longer amortize goodwill, but rather we will evaluate goodwill for impairment on an annual basis using a fair value based test. We adopted this standard effective December 30, 2001, and other than no longer recording an annual goodwill amortization expense of approximately $107 million, or $0.40 per share, it did not have a material effect on our results of operations, cash flows or financial position.



    During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121) and replaces the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. We adopted this standard effective December 30, 2001 and it did not have a material effect on our results of operations, cash flows or financial position.


Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

    Prior to this offering, we were a part of Merck's consolidated group and did not have our own audited financial statements. Arthur Andersen LLP audited Merck's financial statements for each of the years ended December 31, 1999, 2000, and 2001. On February 26, 2002, the board of directors of Merck and its audit committee dismissed Arthur Andersen LLP as its independent public accountants and engaged PricewaterhouseCoopers LLP to serve as its independent public accountants for the fiscal year 2002. In preparation for this offering, on February 26, 2002, PricewaterhouseCoopers LLP was engaged as our independent public accountants for the year ended December 29, 2001 and Arthur Andersen LLP as our independent public accountants for the years ended December 30, 2000 and December 25, 1999.

    Arthur Andersen LLP's reports on our consolidated financial statements for each of the years ended 1999 and 2000, included elsewhere in this prospectus, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

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    During the years ended December 25, 1999 and December 30, 2000 and through the date of this prospectus, there were no disagreements with Arthur Andersen LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused them to make reference to the subject matter in connection with their report on our consolidated financial statements for such years; and there were no reportable events as set forth in applicable SEC regulations.

    We provided Arthur Andersen LLP with a copy of the above disclosures. In a letter dated April 17, 2002, Arthur Andersen LLP confirmed its agreement with these statements.

    During the years ended December 30, 2000 and December 29, 2001 and through the date of their engagement, we did not consult PricewaterhouseCoopers LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or any other matters or reportable events as set forth in applicable SEC regulations.

    On March 14, 2002, Arthur Andersen LLP was indicted by the U.S. Department of Justice on federal obstruction of justice charges arising from the government's investigation of its role as auditors for Enron Corp. None of the Arthur Andersen LLP personnel who were involved with the Enron account were involved with the audit of our financial statements for the years ended December 25, 1999 and December 30, 2000. Arthur Andersen LLP has indicated that it intends to contest the indictment vigorously. The SEC stated that it will continue accepting financial statements audited by Arthur Andersen LLP so long as Arthur Andersen LLP is able to make various representations to us.

    Although we do not believe that the outcome of the current indictment would materially adversely affect us, should we seek to access the public capital markets after we complete this offering, SEC rules will require us to include or incorporate by reference in any prospectus three years of audited financial statements. The SEC's current rules would require us to present audited financial statements for one or more fiscal years audited by Arthur Andersen LLP and obtain their consent and representations until our audited financial statements for the fiscal year ending December 27, 2003 become available in the first quarter of 2004. If prior to that time the SEC ceases accepting financial statements audited by Arthur Andersen LLP or if Arthur Andersen LLP becomes unable to make the representations to us required by the SEC, it is possible that our available audited financial statements for the years ended December 25, 1999 and December 30, 2000 audited by Arthur Andersen LLP might not satisfy the SEC's requirements. In that case, we would be unable to access the public capital markets unless PricewaterhouseCoopers LLP or another independent accounting firm is able to audit the financial statements originally audited by Arthur Andersen LLP. See "Risk Factors--Risks Relating to Our Business--The indictment of Arthur Andersen LLP may adversely affect Arthur Andersen LLP's ability to satisfy any claims arising from the provision of auditing services to us and may impede our access to the capital markets after completion of this offering".

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                                   BUSINESS

Overview of the Company

    We are the nation's largest pharmacy benefit manager, or PBM, based on the more than $29 billion in drug expenditures, commonly referred to as "drug spend", we managed for our clients during 2001. We provide sophisticated programs and services for our clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through our national networks of retail pharmacies or our own home delivery pharmacies. We believe that our ability to consistently deliver high quality service while effectively managing drug costs for our clients and their members has made us a market leader. In each year from 1997 to 2001, we have retained clients accounting for at least 94% of our total drug spend.

    We actively pursue initiatives to reduce the rate of increase in drug spend, commonly referred to as "drug trend", for our clients, to save members money and to improve the services we provide both clients and their members. We continue to expand our pre-eminent home delivery, or mail order, business, which reduces drug costs for our clients and provides enhanced reliability and service to members. In 2001, our national network of 12 home delivery pharmacies filled approximately 75 million prescriptions, representing about 50% more than the number of prescriptions filled by the mail service operations of our three largest competitors combined. We seek to contain costs for our clients and their members by encouraging the use of medically appropriate generic drugs through our generic education and substitution programs. For example, within one week of a generic equivalent becoming available for Prozac(R), we achieved a substitution rate of over 80% for prescriptions filled by our home delivery pharmacies. Our high quality service, advanced technology and cost containment initiatives enabled us to reduce the average drug trend for plans that include both retail and home delivery from 16% in 1999 to 14% in 2000, compared to the national average of 19% in 1999 and 17% in 2000 reported by the Centers for Medicare & Medicaid Services, or CMS, formerly the Health Care Financing Administration.


    As of February 2002, we had approximately 1,650 clients. We have a large number of clients in each of the major industry segments, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. As of February 2002, the plans we administered for our clients covered 188 of the Fortune 500, including 55 of the Fortune 100, 13 of the country's 44 Blue Cross/Blue Shield plans and several large managed care organizations. In addition, our Systemed L.L.C. subsidiary capitalizes on our extensive PBM capabilities to meet the specific needs of small to mid-size clients. Over the last three years, the aggregate drug spend we managed for small to mid-size clients increased an average of approximately 44% per year to approximately $1,300 million in 2001, excluding increases due to acquisitions.


    The advanced technology and infrastructure we have developed in-house is instrumental to our ability to drive growth, improve service and reduce costs. Our technology platform seeks to integrate prescription management and processing, including electronic prescribing tools, seamlessly with our client and member services. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies in Las Vegas, Nevada and Willingboro, New Jersey that operate above Six-Sigma levels, the highest industry quality standard. At our specialized call center pharmacies, our experienced service representatives and consulting pharmacists use advanced technology to speed service and provide members personalized prescription and health information. For example, interactive voice recognition technology allows members to enroll for home delivery service, process a home delivery order, track the status of their home delivery order, or locate a retail pharmacy in their area. Advanced imaging technology enables service representatives to access an

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on-line image of a member's prescription to service that member more efficiently. Our data center links our dispensing and call center pharmacies, the retail pharmacies in our networks and our websites. As a result, our data center enables us to receive, process and administer claims and dispense prescription drugs efficiently.

    We also seek to improve client and member service and reduce their costs, as well as our own, by providing important health care information and an efficient means of communication through our proprietary Internet solutions. For clients, members and pharmacists, we support distinct websites that provide critical benefit and medical information and we offer customized interactive tools aimed at facilitating compliance with benefit plan goals and simplifying benefit administration. In 2001, Jupiter-Media Metrix ranked our member website first among health sites in percentage of American users over age 55, and third among health sites in overall visitors. Members ordered $840 million in prescription drugs through our websites in 2001.

    Our innovative and flexible programs and services have enabled us to deliver effective drug trend management for our clients while, we believe, improving the quality of life for members. Our services focus on:

   . Providing customized plan design. We also offer ongoing consulting services and model clinical and financial outcomes for clients based on plan design and formulary choices.


   . Enhancing formulary compliance through physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. The use of multi-tiered copayment and other cost-sharing payment structures and increased use of our home delivery pharmacy service further enhance formulary compliance.


   . Effectively managing drug utilization, a key factor in controlling drug trend, through a wide range of trend management tools, including drug utilization review programs and rules governing the conditions under which drugs are covered. We also have clinically based programs that identify particular categories of questionable drug claims based on clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary use while disrupting fewer claims compared with more commonly utilized and less precise rules.


    From 1997 to 2001, the total drug spend we managed for clients increased on average approximately 25.7% per year. In 2001, we filled or processed approximately 537 million prescriptions, had revenue of more than $29 billion and net income of more than $250 million, and had earnings before interest, taxes, depreciation and amortization, or EBITDA, of approximately $837 million. See Note 6 under "Selected Historical Consolidated Financial and Operating Data". Our profitability is driven by our ability to retain a portion of the rebates we receive from pharmaceutical manufacturers, negotiate favorable discounts on prescription drugs and deliver services in a cost-efficient manner.


Industry Overview


    Drug purchases in the United States totaled over $130 billion, based on manufacturer prices and not drug spend, during 2001 and are the fastest growing component of health care costs. CMS reported in June 2001 that the cost of prescription drugs was expected to rise between 10% and 15% per year over the next eight years and that total expenditures could reach 13.8% of all health care costs by 2010, up from 6.1% in 1995.


    We believe the key drivers of drug trend include:

   . significant advances in pharmaceutical and biotechnology research and development, which are leading to the introduction of drugs that offer better safety and efficacy than previously available drugs and address previously unmet medical needs;

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   .  the introduction of product line extensions, such as products reformulated to improve dosing convenience or optimize the duration of a drug's action;

   . higher costs for some new drug therapies or biotechnology drugs that require complex research and development or manufacturing; and

   . increased patient awareness and demand accelerated by education campaigns and direct-to-consumer advertising by pharmaceutical manufacturers.

    Increased generic substitution is partially offsetting the rise in drug trend. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that generated aggregate sales of approximately $30 billion in 2000. Generic substitution for drugs whose patents have expired is a significant factor in moderating drug spend increases, especially as efforts by payors, such as our clients, and generic drug manufacturers have led to an acceleration of generic drug substitution following the end of a drug's marketing exclusivity.

    Pharmacy benefit managers, or PBMs, emerged in the early 1980s, primarily to provide cost-effective drug distribution and claim processing for the health care industry. The PBM industry developed with the explosive growth of health care costs in the 1990s, as sponsors of benefits plans sought more aggressively to contain their costs. PBMs offered ways to influence both supply and demand. On the supply side, PBMs could leverage their buying power to secure manufacturer and distributor rebates and program support, and preferential discounts from retail pharmacies. On the demand side, PBMs could educate physicians on preferential prescribing options of formularies, and apply various clinical techniques to encourage members of health plans to develop more cost-effective usage habits, such as the use of less-expensive generic drugs, without jeopardizing their drug therapy.

    CMS reported that PBMs provide management and other services for outpatient drug benefits on behalf of their clients to an estimated 200 million Americans. These services include:

   . design and implementation of formularies, which are lists of preferred drugs from which a PBM's client's members and their physicians can choose;

   . large-scale, highly automated claims adjudication with retail and home delivery pharmacies;

   . negotiated discounts and rebates from pharmaceutical manufacturers and discounts from drug wholesalers and retail pharmacies;

   .  increasingly, home delivery pharmacies; and

   . programs to promote safe, economical use of pharmaceuticals and adherence to regimens to control health conditions.

    Areas of potential growth for the PBM industry include increased use of currently available programs and services by existing clients, as well as entry or expansion in the specialty drugs, information services and disease management markets. For example, we believe there is an opportunity to substantially increase the use of home delivery pharmacies by members who use maintenance medications to treat chronic medical conditions. Home delivery pharmacies currently fill only approximately 12% of total prescription drug sales in the United States, an increase from approximately 11% in 2000. Favorable demographics and increasing home delivery capabilities should enable this trend to continue.

    We believe that future growth within the PBM industry will also be driven by penetration of untapped segments of the overall U.S. prescription drug market. For example, the industry is carefully monitoring various legislative proposals in Congress to provide Medicare recipients with outpatient

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drug benefits. Covering approximately 39 million Americans, Medicare represents both opportunity and risk for PBMs, depending on their eventual role, if any, and their ability to help shape the structure of the prescription drug benefit. Legislative proposals in state legislatures to provide outpatient drug benefits to recipients of state-funded health programs represent similar opportunities and risks. See "Risk Factors--Risks Relating to Our Industry--Government efforts to reduce health care costs and alter health care financing practices could adversely affect our business, profitability and growth prospects". The non-insured market, with approximately $34 billion in drug spend in 2000, is another segment of the prescription drug market that represents a growth opportunity for the PBM industry. The non-insured market represents sales of prescription drugs to individuals who do not have a prescription drug plan, as well as sales of prescription drugs that are not covered by a member's prescription drug plan.

Business Strategy

    Our vision is to be an effective force in controlling health care costs for our clients and supporting improved patient care through the appropriate use of prescription drugs. We intend to achieve our objectives by successfully executing the following strategies:

    Deliver high quality client and member service. Our success in attracting and retaining clients depends on our ability to deliver high quality client and member service. We assign an account management team to each of our clients that includes experienced clinical, financial and information technology specialists. A critical element of the service we offer clients is the development, implementation and management of a customized plan design that meets the client's particular objectives. Our account management teams work in consultation with each client and use our proprietary software tools to model the effects of different plan designs based on the client's historical drug-use data. This allows clients to better analyze their options and helps them select one of our standard plan designs or customize their plan design. Our individualized prescription drug benefit plan solutions enable us to deliver high quality service to our clients and their members by capitalizing on the advanced technology and infrastructure we have developed.

    We also offer a wide range of clinical services. For example, since many plan designs cover drugs for only some of the conditions for which they may be prescribed, we have put in place rules that reduce the number of coverage determinations that pharmacists must make. These rules increase efficiency because pharmacists need to question fewer patients and physicians about their reasons for using a particular drug before filling a prescription. In addition, our integrated technology platform is capable of alerting members, pharmacists and physicians to potential negative drug interactions, drug recalls, allergy sensitivities or otherwise inappropriate pharmaceutical use. To monitor our success with these clinical services, we regularly review our data and report to clients on the success of our services. We also use these reviews as an opportunity to identify drug utilization problems and suggest appropriate solutions.


    Our specialized call center pharmacies offer clients, members, pharmacists and physicians access 24 hours a day, seven days a week to service representatives and consulting pharmacists. As of April 2002, we had approximately 334 pharmacists and approximately 2,699 service representatives who work in our seven call center pharmacies. Our website also contains tools and information that can be used by clients, members, pharmacists, physicians and the general public.


    Take advantage of our significant technology investments to drive growth, improve service and reduce costs. Our technology platform significantly enhances productivity and cost optimization for us and our clients, convenience for clients and their members and, we believe, overall patient care. A critical benefit of this technology platform is that it allows us to create and execute increasingly complex prescription drug benefit programs and services. Our home delivery pharmacy

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service enables our professional pharmacists to focus on meeting the needs of our members and increases service efficiency by routing prescriptions electronically to the most appropriate pharmacies for processing and for dispensing. The cornerstones of our home delivery technology platform are our two automated dispensing pharmacies. Our technology platform also includes our data center that enables us to provide sophisticated reporting and analysis to our clients. Our data center also helps us receive and process prescriptions and analyze data concerning drug utilization. Our specialized call center pharmacies use advanced technology to speed service and provide members personalized prescription and health information. Advanced Internet capabilities provide us with significant opportunities to improve services in e-commerce, as well as the ability to deliver timely, accurate and personalized health information to our members at a substantially lower cost than traditional communication methods. We have also implemented a suite of web-based applications for clients that provide sophisticated reporting, analytical, and communications capabilities to enable them to more effectively manage the prescription drug benefits they provide.


    We continue to encourage physician adoption of electronic prescribing, which involves physicians using electronic prescription tools, such as hand-held devices, to write prescriptions for members over the Internet. We believe linking the physician electronically with the pharmacist and the member's health data and prescription benefit will improve convenience and enhance quality of care. Electronic prescribing also reduces costs for plan sponsors by improving the speed and accuracy of ordering prescriptions and increasing formulary compliance, generic substitution and other drug utilization management services. Physicians are also likely to benefit from electronic prescribing because it simplifies the prescription process and improves the quality of patient care by giving physicians real-time access to a patient's plan guidelines and prescription history to prevent adverse drug interactions and duplicate therapies. We believe that a universal channel is needed to provide a uniform industry standard for coding, collecting and transferring pharmacy-related information. We have formed RxHub with AdvancePCS and Express Scripts, Inc. to help develop this capability. RxHub plans to create a standardized electronic prescribing platform, enabling physicians who use electronic prescribing technology to link to pharmacies, PBMs and health plans. In addition, we have alliances with several point-of-care businesses that allowed us to process approximately 1.3 million electronic prescriptions in 2001.


    Actively pursue sources of growth from new clients and increased use of our value-added services, including our home delivery pharmacies. We believe our high quality service model and drug trend management track record will enable us to continue to attract new clients in the large client segment. Large clients include Blue Cross/Blue Shield plans, managed care organizations and insurance carriers. These segments cover approximately 200 million individuals. Through our Systemed subsidiary, we continue to expand our business in the small and mid-size client market.

    We also believe we have an opportunity to increase our home delivery volume substantially. Of a potential user base of approximately 17.5 million members who use maintenance medications to treat chronic medical conditions and who have the option of using retail or home delivery, only approximately 3.9 million members currently use home delivery. We will continue to seek to convert members who currently use retail pharmacies for maintenance medications to our home delivery service. Filling a prescription through our home delivery pharmacy reduces costs to our clients by increasing formulary compliance and, where appropriate, generic substitutions. We believe that our home delivery pharmacy increases member satisfaction due to the convenience of receiving a 90-day supply of a drug instead of the 30-day supply generally dispensed by retail pharmacies, as well as the typical annual cost savings associated with reduced copayments.

    We offer our clients a comprehensive suite of cost-management programs and services, which include prescriber management products and RationalMed, our proprietary service that analyzes patients' prescription, medical and laboratory records to determine whether a prescription drug could be harmful. Through the use of these products and services, several of our significant clients limited

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their drug trend to less than 10% in 2001. We promote the use of these programs and services with our new clients and our existing clients who have not yet implemented them.

    Selectively form strategic alliances and expand into complementary, adjacent markets. While our principal focus has been to expand our business through internal growth, we have also made targeted acquisitions and entered into strategic alliances. We intend to continue to expand into new markets and selectively form alliances and make targeted acquisitions to complement our internal growth. Typically, the objectives of these transactions were to expand our core business, to enter new markets and/or to acquire specific products and capabilities. Examples include our acquisitions of ProVantage, which enhanced our clinical capabilities and increased our presence in the third-party administrator market, and Systemed, which provided us with an infrastructure to expand our small to mid-size client base. Another example is our RxHub joint venture that we formed with two other PBMs to help further develop electronic prescribing technology.

Competitive Advantages

    We believe we have several competitive advantages that enable us to deliver enhanced service to clients and members while effectively managing drug trend for our clients. These advantages also enabled us to reduce the average drug trend for plans that include both retail and home delivery from 16% in 1999 to 14% in 2000, compared to the national average of 19% in 1999 and 17% in 2000 reported by CMS.

    We believe our competitive advantages include the following:


    We have the largest and most highly automated home delivery pharmacy
service in the PBM industry.   Our pre-eminent home delivery pharmacy service
automates the prescription filling process using proprietary software, much of which we have developed in-house, and advanced robotics technology. At our home delivery pharmacies, we can accept a prescription for processing, determine formulary compliance, consider less expensive generic substitutes, fill the prescription and deliver it by mail or courier to a member. These capabilities create a distinct cost advantage for us and our clients, while enhancing member convenience. In 2001, our national network of 12 home delivery pharmacies handled approximately 50% more prescriptions than the mail service operations of our three largest competitors, AdvancePCS, Caremark Rx, Inc., and Express Scripts, Inc., combined. The cornerstones of our home delivery pharmacy service are our two automated dispensing pharmacies, the largest such facilities in the world based on prescription volume. Using our patented technology, they operate above Six Sigma levels, the highest industry quality standard, and can reduce average delivery time substantially as compared with our other home delivery pharmacies. As of April 2002, these two automated pharmacies were collectively dispensing approximately 1.3 million prescriptions per week. Once a prescription has been processed by one of our prescription processing centers, our automated home delivery pharmacies can have it packaged and ready for delivery within one day 98% of the time.


    Our investments in technology continue to decrease costs and provide
enhanced client and member service.   We have designed our technology platform
to anticipate and respond quickly to client, member, physician and pharmacist needs and to reduce costs. We continue to invest in a new generation of technology to support our specialized call center pharmacies to speed service and provide our service representatives with appropriate access to member information. Our integrated voice-response phone system allows members to enroll for home delivery service, enter and track the status of home delivery orders and locate retail pharmacies. In addition, our two automated pharmacies enable our staff pharmacists to focus on member needs and increase accuracy in filling prescriptions. We believe we are also a leader in promoting the use by physicians of on-line point-of-care technologies that reduce costs for plan sponsors by improving the speed and accuracy of ordering prescriptions, and increase the effectiveness of drug utilization management services such as

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formulary compliance and generic substitution. We have implemented a suite of web-based applications that provide clients with sophisticated reporting, analytical and communications capabilities to enable them to more effectively manage the prescription drug benefits they provide. Additionally, we have a comprehensive user-friendly member website that Jupiter-Media Metrix ranked first among health sites in 2001 in percentage of American users over age 55, and third among health sites in overall visitors. In 2001, through our member website, we filled or processed approximately $840 million in prescription drug orders, processed more than 7.2 million prescriptions and handled more than 20 million member service requests.

    We offer extensive value-added programs and services to our clients and
their members.   Our flexible programs and services enable us to deliver
effective drug trend management for our clients while, we believe, improving the quality of care for their members. Our services focus on:

   .  Providing customized plan designs.   We customize plan designs to meet
      the specific objectives of clients. We also offer ongoing consulting, and we model clinical and financial outcomes for clients based on plan design and formulary choices.


   .  Enhancing formulary compliance.   We enhance formulary compliance through
      physician, client and member communications and education programs, including therapeutic brand-to-brand interchange programs directed at physicians. We can create incentives for members to use formulary compliant drugs through the use of multi-tiered copayment and other cost-sharing payment structures. Also, our home delivery pharmacy service can further enhance formulary compliance because our pharmacists at our prescription processing centers can review incoming prescriptions and then encourage physicians to prescribe formulary compliant drugs prior to approving and dispensing the prescription.


   .  Effectively managing drug utilization, a key driver of drug trend.   Our
      wide range of drug trend management tools includes drug utilization review programs and rules governing the conditions under which drugs are covered. Our clinically based programs identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary drug use while disrupting fewer claims compared with more commonly utilized and less precise rules. In addition, we use our specialized call center pharmacies to encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

   .  Offering enhanced service to members.   Dedicated service representatives
      and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access a member's prescription and health information to provide faster and more efficient service. Our comprehensive member website and integrated voice-response phone system allow members to obtain individualized patient information and use our home delivery pharmacy service.

    Our Pharmacy and Therapeutics Committee and Medical Advisory Board play an integral role in creating and administering our value-added programs and services. Our Pharmacy and Therapeutics Committee and Medical Advisory Board operate independently of us and Merck, and are each comprised of a distinguished group of clinicians. The Pharmacy and Therapeutics Committee guides us in maintaining a consistent and therapeutically appropriate approach to the administration of our clients' drug benefit, including the development of formularies, prescribing guidelines, coverage criteria and drug utilization review interventions. Our Medical Advisory Board reviews and evaluates the clinical relevancy, impact and effectiveness of all our health management programs and services.

    Our comprehensive generic substitution programs save our clients money. The substitution of medically appropriate generic drugs for brand name drugs helps to contain client and member prescription drug costs. Generic drugs save both clients and their members money because they are less expensive and generally require lower copayments than brand name drugs. Our Generics FirstSM program offers physicians the opportunity to obtain free generic samples and

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information on the use of generic drugs and educates physicians, clients and members about the cost efficiency and therapeutic equivalency of generic drugs. Other aspects of our integrated generics strategy include substituting generic drugs as soon as legally permissible, generally when the marketing exclusivity on the brand name drug ends, and alerting doctors of the availability of a medically appropriate generic substitute. For example, within two weeks of a generic becoming available for Glucophage(R), we achieved a substitution rate of over 91% for prescriptions filled by our home delivery pharmacies. Between 2002 and 2005, patents are expected to expire on approximately 20 brand name blockbuster drugs that generated aggregate sales of approximately $30 billion in 2000.


    We have a deep and experienced management team that has driven innovation
and successfully expanded our business.   Our management team has extensive
experience in our industry and has established long-standing relationships with key constituents. Our management team has led the development of our innovative home delivery pharmacy and therapeutic interchange programs, and many other programs and services that have been adopted as standard services in the industry. Our senior management team has an average of approximately eight years of service with our company. In the last four years, under the leadership of our management team, we have increased the number of people who are eligible to receive prescription drug benefits under our clients' plans, commonly referred to as "covered lives", from approximately 51 million as of December 27, 1997 to approximately 65 million as of December 29, 2001.


Programs and Services

    To support our efforts to control prescription drug costs for our clients while supporting the appropriate use of prescription drugs, we offer a wide range of programs and services that help manage the cost, quality and administration of the prescription drug benefits that our clients offer to their members. These programs and services are targeted at our key constituencies: clients, members, pharmacies and physicians.

  Plan Design

    Over the years, our account management teams have refined a consultative approach for helping clients develop and implement different plan designs. We assign to each of our clients an account management team that includes experienced clinical, financial and information technology specialists. Each client's success in achieving the business objectives of its pharmacy benefit ultimately depends on the benefit plan design. These designs take into account many factors, including formulary choices, pharmacy management choices, drug coverage and exclusion options, cost-share alternatives and state and federal laws. We also work closely with clients to determine how best to introduce plan design changes to their members so that they will accept and follow them.

    As an integral part of this consultative approach, our account teams use proprietary software tools that we have developed to model the effects of different plan designs based on historical data. Clients can then judge the impact of specific components before they are implemented. We provide a broad range of plan designs and the ability to customize plan design.

    The following are descriptions of key plan design elements:

    Formulary choice. A formulary is a list of preferred drugs from which our clients' members and their physicians can choose. Our Pharmacy and Therapeutics Committee, which operates independently of our company and Merck, reviews drugs for formulary inclusion and exclusion based on clinical considerations. Clients can choose from one of our existing formularies or we will assist them in designing their own customized formulary. Our goal is to give members access to clinically appropriate drugs, while helping clients control plan costs. We look for client savings by focusing on lower-cost products and attractive rebates and discounts.

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    Generic options.   Because generic drugs typically cost substantially less
than brand name drugs, generic equivalents can be an important part of a plan design. Clients can realize plan savings by implementing effective generic substitution incentive programs such as differential copayment plans that require members to pay for the difference between the cost of a brand name drug and a less expensive, generic substitute.

    Pharmacy networks.   Our clients can realize plan savings by carefully
selecting a retail pharmacy network and making use of our Home Delivery Pharmacy Service. In selecting a retail pharmacy network, clients generally consider the number and location of pharmacies in the network, the competitiveness of the reimbursement plan that the network offers and the quality of service and care provided to plan members.

    Coverage rules.   Coverage rules govern the conditions under which drugs
are covered, aligned with each client's benefit philosophy. In concert with our clinical experts, a client may set up a combination of coverage conditions establishing the quantity, dose and number of days' supply of medication, the length of time for a therapy, and particular medical conditions that the plan will or will not cover. Our Coverage Management WorkStation software then helps clients, or us on their behalf, to efficiently administer coverage rules.

    Cost-share decisions.   Cost-share decisions also are aligned with a
client's benefit philosophy and govern the relative share of a drug therapy's cost that is paid by the member. A number of cost-share options exist, including multi-tiered copayment, percentage copayments and payments for the difference between the cost of a brand name drug and a less-expensive, generic equivalent. When properly structured, cost sharing can encourage members to make more cost-effective prescription drug choices.

    Plan limitations and exclusions.   Our clinical experts work with clients
to determine appropriate limitations and exclusions on coverage of some medications, including many associated with lifestyle choices. For example, some clients will exclude coverage of impotence or baldness medications and treatments.

  Clinical Management

    Increases in the utilization rate of prescription drugs typically account for a significant portion of the rise in drug trend. Increased utilization rates are attributable to, among other things, the commercialization of new drugs and increased patient awareness and demand. We capitalize on our clinical expertise and advanced information technology infrastructure to help reduce client costs in a medically appropriate way, while striving to improve safety and the quality of care for members. We do this by developing action-oriented clinical programs and services that are reviewed by our Pharmacy and Therapeutics Committee, comprised of a distinguished group of independent clinicians. Once developed, these programs are integrated into a client's pharmacy benefit plan. To monitor our success with these programs, we regularly consult with clients, review their clinical and financial data, and report to clients on the success of our actions on their behalf.

    Clinical Information.   Our Department of Medical Affairs tracks
prescription drugs while they are still in the research and development phase, as well as the timing of patent expirations for brand name drugs. This allows us to anticipate how the introduction of new prescription drugs and patent expirations will impact plan design and formulary content options, and gives us lead time on developing new programs and services for clients.

    Clinical Decision Support Tools.   Once a new prescription drug enters the
market, our physicians and pharmacists use modeling software to provide clients with projections of drug spending

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under different scenarios. A recent enhancement is our ability to make client-specific changes to a benefit plan's formulary or clinical rules within a few days of a new product's introduction utilizing workstations that are linked to our data infrastructure.

    Clinical Programs.   To help clients manage drug trend, we have clinically
based programs that identify drug claims on the basis of clinical rules that our clients use for coverage criteria. These rules have the potential to reduce unnecessary prescription drug use while minimizing the number of claims disrupted. The criteria used to develop these rules are approved by our Pharmacy and Therapeutics Committee. Clients may choose standard bundles of rules or create their own program by choosing the rules most appropriate to their plan design.

    We have introduced a variety of innovative programs. One of these is our proprietary RationalMed service, an advanced software tool designed to reduce unnecessary drug-induced illness and hospitalizations and reduce overall health care expenses. We offer the RationalMed service to our PBM clients and to other health care providers. RationalMed analyzes patients' available prescription, inpatient and outpatient medical and laboratory records to indicate whether a prescription drug could be harmful to them. Clients who implement the RationalMed technology can save money by reducing inappropriate prescription use and avoiding unnecessary medical costs, including possible hospitalization.


    Drug Utilization Reviews.   We conduct drug utilization reviews, or DURs,
which are systematic evaluations of individual or group use of prescription drugs, to help clients identify and address overuse, underuse, and misuse of prescription drugs. Concurrent DUR provides real-time on-line decision support for pharmacists at the point-of-sale that improves quality of care while lowering drug cost by reducing inappropriate dispensing. Our DURs alert us of possible interactions--including drug-drug, drug-age, and drug-pregnancy--based on our patient profiles. Retrospective DUR looks at prescription use over time to help identify and change patterns of prescribing of drugs that are not formulary compliant, or prescribing brand name drugs where there may be medically appropriate generic equivalents. Our Physician Practice Summaries identify physicians who demonstrate a pattern of non-compliant prescribing with the goal of changing prescribing behavior.


  Pharmacy Management

    One of the core features of our PBM services is the management and administration of the process by which prescription claims are received and processed on behalf of our clients and drugs are dispensed to their members.

    Retail Pharmacy Networks.   We have contractual relationships with
approximately 60,000 independent and chain retail pharmacies that have agreed to participate in one or more of our retail network options. A network offers members access to a choice of pharmacies while providing clients with cost savings through contracted discount rates that we negotiate with retail pharmacies. In general, these rates for brand name drugs are at a discount to the average wholesale price of the drug, which is a standard pricing unit used in the industry. In addition, we determine a maximum allowable cost for each type of generic drug. Clients generally select a retail pharmacy network based on the number and location of pharmacies in the network and the competitiveness of the discounts that the network offers. Pharmacies in a network also agree to follow our policies and procedures designed to enhance specific performance standards regarding patient safety and service levels. Our retail specialists also regularly review changes in pharmacy plan rules and clinical protocols with retail pharmacists to help foster the health of members and maximize savings for our clients. Pharmacies in the network benefit, in turn, from increased member traffic and sales.

    Following standard industry practice, retail pharmacies maintain on-line contact with us to process prescription drug claims. We confirm a member's eligibility, determine the copayment, update

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records as required, and conduct concurrent DURs to enhance patient safety. Our retail network department is available 24 hours a day, seven days a week to answer pharmacists' questions and provide support for processing prescription claims.

    Home Delivery Pharmacy Service.   Our prescription mail service operation,
known as our Home Delivery Pharmacy Service, is the industry's largest in terms of the number of prescriptions filled and most highly automated. We dispensed approximately 75 million prescriptions in 2001 through our home delivery pharmacies. For maintenance medications, home delivery typically reduces costs for clients through volume purchasing, increased generic dispensing and higher rebates through greater formulary compliance. Many members prefer home delivery for maintenance medications because they can typically receive a 90-day supply instead of a 30-day supply as commonly dispensed by retail pharmacies. Members can place orders easily online through our member website, through our integrated voice-response phone system, or through the mail.

    Our home delivery pharmacy infrastructure currently consists of 12 home delivery pharmacies throughout the United States, ten of which contain prescription processing centers and eight of which contain home delivery dispensing pharmacies. In our prescription processing centers, our pharmacists focus on "front-end" pharmacy activities such as reviewing, recording and interpreting incoming prescriptions, screening for interactions based on each patient's drug history and medical profile, resolving benefit and clinical issues with plan sponsors and physicians and then approving and routing the prescriptions to one of our eight home delivery dispensing pharmacies. In the eight dispensing pharmacies, including our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we focus on "back-end" dispensing processes such as dispensing the medication and then presorting for shipment to patients by mail or courier. All 12 of our home delivery pharmacies are electronically networked to provide national coverage.

    In 2001, to capitalize on the efficiencies created by our two automated dispensing pharmacies, we began implementing a new operational platform, which we expect to substantially complete during 2003 and 2004. This new operational platform further separates the front-end processing activities and back-end dispensing processes by converting our integrated home delivery pharmacies into front-end pharmacies and concentrating back-end activities at our two automated dispensing pharmacies. This approach allows us to optimize the value of our professional pharmacist services to meet the needs of members and ensure faster and smoother service, as well as maximize the efficiency of the dispensing function.

    Call center pharmacies. We operate seven call center pharmacies each of which is licensed as a pharmacy in the state in which it is located and is staffed by service representatives and pharmacists. Personnel at our call center pharmacies are available to answer questions and provide information and support to members 24 hours a day, seven days a week, for members using either our home delivery dispensing pharmacies or our retail pharmacy network. Our call center pharmacies also provide information and services to physicians and pharmacists who service our clients' members. Service representatives and pharmacists at our call center pharmacies use advanced imaging technology and other Internet capabilities to access prescription and health information when providing service to members and encourage physicians to reduce costs through dose optimization, generic substitution and the interchange of formulary compliant drugs for non-formulary compliant drugs.

  Health Management Programs

    We offer a comprehensive series of Positive Approaches(R) health management programs as part of our prescription drug benefit package to help members with certain chronic conditions better understand their conditions and comply with their prescribed drug therapies. Enrolled members receive educational and behavioral interventions, including letters and phone calls, as well as clinical support

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through toll-free hotlines. We have focused on illnesses that have high prevalence rates and high impact on clients in terms of drug and medical costs. These illnesses include depression, digestive, respiratory, hypertension and high cholesterol and other cardiovascular problems, diabetes, multiple sclerosis and hepatitis C. An additional program supports smoking cessation. Clients benefit through lower or avoided medical costs. Some of these programs are affiliated with the American College of Gastroenterology, the American Lung Association, the American Diabetes Association, the National Multiple Sclerosis Society, and the American Liver Foundation or other professional organizations.

    Our Partners for Healthy Aging(R) initiative focuses on older members and supports older adults with literature and drug information printed in easy-to-read, large type and with customer service representatives specially trained in senior health issues.

  Physician Services

    Motivating physicians to prescribe more cost-effective medications is a key objective of a number of our initiatives, including our Physician Service Center, integrated generics strategy featuring our Generics First/SM/ education and sampling program, Physicians Practice Summary Program and Point-of-Care On-line Connectivity Program.

    Physician Service Center. Our Physician Service Center provides a single toll-free number for physicians and office staff to call one of our specially trained and dedicated staff of pharmacists and service representatives who can answer questions relating to patients and their prescription drug benefits. The center is further supported by physicians in our Department of Medical Affairs. The center assists in improving physicians' understanding of formularies, generics and utilization management. Typically, the center also fields general questions about our company and our clinical products and services, handles requests for educational or promotional materials, and routes calls to other experts in our company if more in-depth information is required. Our integrated communication platform includes a physician fax platform that analyzes and routes faxes to expedite resolution of physician inquiries regarding formulary compliance and other programs and services.

    Integrated Generics Strategy. Our integrated generics strategy seeks to reduce our clients' drug spend by increasing the use of generic medications, when clinically appropriate, in place of more expensive, brand name medications. The strategy encompasses generic education, substitution, and interchange programs, as well as a host of other activities, including careful tracking of brand name drugs about to lose their exclusivity. When patents for brand name drugs expire, we act quickly to encourage physicians and members to use the new generic equivalent. For example, when the blood pressure medication Vasotec(R) lost patent protection, our home delivery pharmacies moved quickly to substitute the new generic equivalent, enalapril. In our home delivery pharmacy business, generic conversions from Vasotec(R) reached approximately 90% within one month of enalapril's availability, providing savings to our clients.

    Introduced late in 2000, our Generics FirstSM program has been encouraging the use of generics, where medically appropriate, among more than 7,500 physicians across the country. Of these physicians, approximately 1,700 receive periodic face-to-face informational visits from our specially trained pharmacists who discuss clinical guidelines for generics and facilitate the ordering of free samples of commonly prescribed generic medications from manufacturers. These pharmacists also provide educational brochures on the benefits of generics for patients in office waiting areas and exam rooms.


    Physician Practice Summary Program. Through our Physician Practice Summary Program, we are able to track physician prescribing histories and report summary and comparative data to both physicians and clients. This information, combined with meetings with physicians, is useful in encouraging physicians to improve the cost effectiveness of their prescribing.


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    Point-of-Care On-line Connectivity Program.  More than 10,000 physicians use our point-of-care, or POC, electronic prescribing program. During 2001, these physicians submitted more than 1.3 million prescriptions using electronic prescription writing tools. Key objectives of the strategy include improved accuracy of information transmitted to the pharmacy and enhanced patient safety. Physicians gain real-time access to a patient's plan guidelines and prescription history to help prevent drug interactions and duplicate therapies. Physicians also benefit from electronic prescribing because it simplifies the prescription process and, we believe, improves the quality of patient care.

    We work closely with a variety of handheld and PC based POC providers in recruiting new physician users. We also encourage the use of an open-access system to ensure that standardized solutions are available for varying physician office requirements. In February 2001, we formed RxHub LLC with AdvancePCS and Express Scripts, Inc. RxHub plans to create a standardized electronic prescribing platform, enabling physicians to use electronic prescribing technology to link to pharmacies, PBMs and health plans. As of December 29, 2001, we have invested $5.7 million in RxHub and we have committed to invest an additional $4.3 million over the next five years. We and the other co-founders of RxHub may also decide to invest an additional $10 million each in RxHub.

  Web-based Services

    We believe our web-based services are the most advanced and comprehensive in the PBM industry. Not only do we offer what we believe is the industry's leading consumer website for members, we also offer client and pharmacist sites with interactive tools aimed at improving compliance with plan goals, simplifying benefit administration, and providing critical benefit and medical information.

    Member-oriented Web Services. Our member Internet initiative is focused on keeping members informed about their prescription drug coverage while encouraging them to use safe, effective therapies that comply with their plan's provisions.

    Our member website provides members a broad set of features and capabilities, including:

   . the ability to handle first-fill prescriptions, refills and renewals for home delivery, as well as transfers from retail pharmacies to home delivery;

   .  access to prescription histories;

   . plan-specific drug information, including coverage guidelines and copayment comparisons for brand and generic medications;

   .  member-specific messaging on benefit changes and updates;

   .  dedicated on-line service representatives and pharmacists; and

   . a wide offering of personal health information and tools, including specialized e-health websites providing information concerning specific diseases.

    Our member website was the first Internet pharmacy site to be certified by the National Association of Boards of Pharmacy and is one of the world's largest Internet pharmacies based on the more than 7.2 million prescriptions processed on the site in 2001. The site currently processes approximately 180,000 prescription orders per week. The site also handled more than 20 million member service inquiries in 2001, and was named one of the most trusted health care web sites by Yahoo! Internet Life in February 2002.

    Client-oriented Web Services. Our client website, an extranet introduced in 2001, provides clients on-line access to our proprietary tools for reporting, analyzing and modeling data, clinical- and decision-support, plan administration, including eligibility and claims reviews, the latest industry news,

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and easy submission and tracking of service requests. Clients who conduct their own member service can use our client website to update eligibility data and counsel members on all aspects of their pharmacy benefit, including the location of network retail pharmacies, formularies, copayments and coverage provisions. Clients also can view detailed, consolidated claims for retail and home delivery service and issue prior-authorization approval. We can tailor access to the specific needs of different users who play a role in managing the pharmacy benefit within the client organization, thereby limiting access to information to those who are authorized to view it.

    Pharmacist-oriented Web Services. Our Pharmacist Resource Center is an on-line service for pharmacies that participate in our national networks. This service provides pharmacists with the latest news on new benefit plans, plan design changes, pricing information, drug recalls and alerts, as well as on-line access to our pharmacy services manual. The center also gives participating pharmacies e-mail access to our pharmacy services help desk.

Clients

    As of February 2002, we had approximately 1,650 clients in a broad range of industry segments, including the various Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. For the fiscal year ended December 29, 2001, our ten largest clients based on revenue accounted for approximately 45% of our net revenues, and UnitedHealth Group, our largest client, accounted for approximately 16% of our net revenues. Our contract with UnitedHealth Group expires at the end of 2005. No other client accounted for 10% or more of our net revenue in this period. Our failure to retain key clients or satisfy contractual provisions with key clients could adversely affect our business, profitability and growth prospects.


    Our contracts with clients generally have terms of three years and agreements with a few of our larger clients are, in some cases, terminable by the client on relatively short notice. Some of our client contracts grant termination rights in the event of a change of control of our company. UnitedHealth Group and other clients, together representing approximately $6,000 million or approximately 21% of our 2001 net revenues, can terminate their contracts following the spin-off. The termination or renegotiation of the UnitedHealth Group contract or a significant number of other contracts with key clients as a result of the spin-off could result in significantly decreased revenues.



    Our contracts with clients representing over 90% of our net revenue contain provisions that guarantee the level of service we will provide to the client or the minimum level of rebates or discounts the client will receive. Many of these client contracts also include guaranteed cost savings. An increase in drug costs, if the result is an overall increase in the cost of the drug plan to the client, may prevent us from satisfying contracts with guaranteed cost savings or minimum levels of rebates or discounts. Additionally, these clients may be entitled to liquidated damages or the right to terminate their contracts with us if we fail to meet a service or cost guarantee we provide to them. Clients that are party to these types of contracts represented, in aggregate, over 90% of our net revenues in 2001.


    Our clients are generally entitled to have us audited under their contracts with us and on occasion a client or former client has claimed that it overpaid us for our services based on the results of an audit. Payment disputes may adversely affect our results of operations if they result in refunds or the termination or non-renewal of a client contract.

Home Delivery Service Suppliers

    We maintain an extensive inventory in our home delivery pharmacies of brand name and generic pharmaceuticals. If a drug is not in our inventory, we can generally obtain it from a supplier within one or two business days. We purchase our pharmaceuticals either directly from manufacturers or through

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wholesalers. During 2001, one wholesaler, AmerisourceBergen Corp., accounted for approximately 67% of the total dollar amount of our home delivery pharmaceutical purchases, most of which were brand name pharmaceuticals. Substantially all of our inventory of Merck products is obtained directly from Merck. Generic pharmaceuticals are generally purchased directly from manufacturers. Except to the extent that brand name drugs are available to the market exclusively through the manufacturer, we believe that alternative sources of supply for most generic and brand name pharmaceuticals are readily available.


Competition

    Competition in the PBM industry is intense. We compete primarily on the basis of our ability to design and administer innovative programs and services that provide high quality, affordable prescription drug care and health management services to health plan members. Based on our experience, we find that key competitive factors generally considered by plan sponsors include:

   .  quality of service for members and clients;

   .  ability to manage client prescription drug cost;

   . track record in negotiating favorable financial discounts and rebates from pharmaceutical manufacturers and retail pharmacies;

   . scope and effectiveness of clinical expertise in designing plans and programs;

   .  use of technology to deliver information and services to members;

   .  scale to administer plans with both regional and national coverage; and

   .  financial stability.

    We compete with a wide variety of companies for business in client segments broadly defined as Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans. Although some of our competitors focus on a limited set of client segments, we have clients in all of these segments, and we have achieved significant plan retention and actively compete for new business in all segments.

    Competitors fall into the following categories:

    National Competitors.  We compete with three large national PBMs:
AdvancePCS, Caremark Rx, Inc. and Express Scripts, Inc. These competitors conduct business in every market segment and, like us, they have national sales and account teams, mail service pharmacies and extensive technology infrastructure.

    Managed Care and Insurance Companies. We also compete with several managed care organizations, Blue Cross/Blue Shield plans and insurance companies that have their own internal full- service pharmacy benefit programs. Some of these competitors have national account capabilities and, in some cases, they may have access to greater financial, purchasing or distribution resources than we have.

    Other Competitors. Because we provide a wide variety of programs and services, there are many non-PBM firms that compete with us in various aspects of our business. Some of our health management and other member services compete with similar services offered by pharmaceutical companies and by smaller firms specializing in those service markets. Other firms that focus on large-scale claims processing also compete with us.

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Government Regulations

    Federal and state laws and regulations govern many aspects of our business. These laws and regulations apply to our administration of prescription drug benefits and our drug and health education programs and services. In addition, the activities of our home delivery pharmacies are regulated under federal and state laws applicable to the purchase, distribution and dispensing of prescription drugs. Many of our clients, including insurers and health management organizations, or HMOs, that are payers for prescription drug benefits, are themselves subject to extensive regulations that affect the design and implementation of prescription drug benefit plans that they sponsor. We believe we are in substantial compliance with all existing legal and regulatory requirements material to the operation of our business. However, the application of complex standards to the operation of our business creates areas of uncertainty.

    Numerous new health care laws and regulations or modifications to existing laws or regulations have been proposed at the federal and state levels. We cannot predict how courts or regulatory agencies may interpret existing laws or regulations or what additional federal or state legislation or regulatory initiatives may be enacted in the future regarding health care or the PBM industry. Laws and regulations in these areas will continue to evolve. Federal or state governments may impose additional restrictions or adopt interpretations of existing laws directly affecting our operations or the market for our services that could have a material adverse affect on our business, profitability, liquidity or growth prospects.

    Among the federal and state laws and regulations that affect aspects of our business are the following:

    Regulation of Our Pharmacy Operations. The practice of pharmacy is regulated at the state level, generally by state boards of pharmacy. Our home delivery pharmacy operations are located in eight states and dispense drugs throughout the United States. We have eight dispensing pharmacies, as well as four additional pharmacies that operate primarily as prescription processing centers. In addition, we operate seven call center pharmacies that provide extensive support and counseling to members using either our home delivery dispensing pharmacies or our retail pharmacy network. Each of our dispensing pharmacies, prescription processing centers and call center pharmacies must be licensed in the state in which it is located. Our pharmacies are located in Florida, Nevada, New Jersey, Ohio, Pennsylvania, Texas, Virginia and Washington. In some of the states where our dispensing pharmacies are located, state regulations require compliance with standards promulgated by the United States Pharmacopeia, or USP, a nonprofit organization whose members represent the healthcare professions, industry, government and academia. USP creates standards in the packaging, storage and shipping of pharmaceuticals. We believe that each of our pharmacies has the appropriate licenses required under the laws of the state in which it is located and that we conduct our pharmacy operations in accordance with the laws and regulations of these states.

    Our home delivery pharmacies deliver prescription drugs to the members of benefit plans sponsored by our clients in all 50 states. Many of the states into which we deliver pharmaceuticals and controlled substances have laws and regulations that require out-of-state mail service pharmacies to register with that state's board of pharmacy or similar regulatory body. We have registered in every state that requires registration for the services we provide. To the extent some of these states have specific requirements for out-of-state mail service pharmacies that apply to us, we believe that we are in compliance with them. In addition, several states have proposed laws to regulate on-line pharmacies, and we may be subject to this legislation if it is passed.

    Federal agencies further regulate our pharmacy operations. Pharmacies must register with the U.S. Drug Enforcement Administration and individual state controlled substance authorities in order to

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dispense controlled substances. In addition, the U.S. Food and Drug
Administration, or FDA, inspects facilities in connection with procedures to effect recalls of prescription drugs. The FTC requires mail order sellers of goods to engage in truthful advertising and, generally, to stock a reasonable supply of the product to be sold, to fill mail orders within 30 days and to provide customers with refunds when appropriate. The U.S. Postal Service has statutory authority to restrict the transmission of drugs and medicines through the mail to a degree that could have an adverse effect on our mail service operations. The U.S. Postal Service historically has exercised this statutory authority only with respect to controlled substances. If the U.S. Postal Service restricts our ability to deliver drugs through the mail, alternative means of delivery are available to us. However, alternative means of delivery could be significantly more expensive.

    Third-Party Administrator and Other State Licensure Laws. Many states have licensure or registration laws governing companies that perform Third-Party Administration, or TPA, services on behalf of others. The definition of a TPA required to register and comply with these laws varies from state to state. We have obtained licenses in each of the 12 states in which we believe a license is required based on the benefit management services we provide in those states.

    In addition, many states have laws or regulations that govern ancillary health care organizations, including preferred provider organizations and companies that provide utilization review and related services. The scope of these laws differs significantly from state to state, and the application of these laws to the activities of PBMs is often unclear. We have registered under these laws in states in which we have concluded, after discussion with the appropriate state agency, that registration is required. These regulatory schemes generally require annual or more frequent reporting and licensure renewals and impose other restrictions or obligations affecting PBM services. Changes in these regulatory schemes could adversely affect our business, profitability and growth prospects.

    Consumer Protection Laws. Most states have consumer protection laws designed to assure that information provided to consumers is adequate, fair and not misleading. In October 1995, we and Merck entered into settlement agreements with 17 states in which we and Merck agreed to require pharmacists affiliated with our home delivery service to disclose to physicians and patients the financial relationships among us, Merck and the home delivery pharmacy. The pharmacists must make this disclosure when they contact physicians to discuss branded alternatives to a drug the physician has prescribed. Our practices conform to the requirements of these settlement agreements and we believe they conform to other requirements of state consumer protection laws. However, we may be subject to further scrutiny under these consumer protection laws as they are often interpreted broadly.


    Antitrust Laws. Since 1993, retail pharmacies have filed over 100 separate lawsuits against pharmaceutical manufacturers, wholesalers and several major PBMs, including us, challenging manufacturer discounting and rebating practices under various federal and state antitrust laws. These suits allege in part that the pharmaceutical manufacturers offered, and we and some other PBMs knowingly accepted, rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act and the federal Sherman Act. The Robinson-Patman Act generally prohibits discriminatory pricing practices. The Sherman Act generally prohibits contracts and combinations that unreasonably restrain trade or monopolization of any part of interstate commerce. Some pharmaceutical manufacturers have settled some of the Sherman Act cases brought on behalf of a nationwide class of retail pharmacies. The class action settlements generally provided for commitments to retail pharmacies by the manufacturers in connection with their discounting practices. The defendants who did not settle the Sherman Act class action cases won on a directed verdict. Some drug manufacturers have settled some actions filed by plaintiffs who opted out of the class action without disclosing the terms of the settlements. Approximately 100 Robinson-Patman Act cases to which we are a party remain pending. For further information on these cases, see "--Legal Proceedings and Government Investigations" below.


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    In 1999, the FTC entered an order to resolve its antitrust concerns resulting from Merck's acquisition of us in 1993. Among other things, the order requires us to maintain an open formulary that consists of drugs selected and approved by the Pharmacy and Therapeutics Committee. The order also requires that we accept, and accurately reflect on the open formulary, all concessions offered by any other manufacturer of pharmaceutical products. We and Merck also agreed pursuant to the order not to share proprietary or other non-public information received from the other's competitors unless such information is required for legal or auditing purposes.


    Network Access Legislation. As part of our PBM services, we form and manage pharmacy networks by entering into contracts with retail pharmacies. A significant number of states have adopted legislation that may affect our ability to limit access to our retail pharmacy networks or to remove retail pharmacies from a network. This type of legislation, commonly known as "any willing provider" legislation, may require us or our clients to admit into our networks and retain any retail pharmacy willing to meet the price and other terms of our clients' plans. To date, these statutes have not had a significant impact on our business because for most of our clients we administer large networks of retail pharmacies and will admit any licensed pharmacy that meets our network's terms, conditions and credentialing criteria, including adequate insurance coverage and good standing with the relevant state regulatory authorities.

    Proposals for Direct Regulation of PBMs. Legislation directly regulating PBM activities in a comprehensive manner has been introduced recently in a number of states but not yet adopted. These legislative initiatives have the support of associations representing independent pharmacies. If enacted in a state in a form that is applicable to the operations we conduct there, this type of legislation could materially adversely impact us.

    ERISA Regulation. Many of our clients are self-funded corporate health plans. These plans are subject to the Employee Retirement Income Security Act of 1974, or ERISA, which regulates employee pension and health benefit plans. The following areas of ERISA regulation could be material to PBMs:

   . ERISA Fiduciary Responsibility. ERISA imposes significant duties on anyone determined to be in a fiduciary relationship with a plan that is subject to ERISA. We believe that our activities are sufficiently limited that we do not assume any of the plan fiduciary responsibilities that would subject us to regulation under ERISA. If we are deemed to be a fiduciary, we could be subject to claims over benefit denials and may be subject to claims for breach of fiduciary duties in connection with the services we provide to a plan, and our business, profitability, liquidity or growth prospects may be materially adversely affected.

      In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the United States District Court for the Southern District of New York. The suit, which is similar to claims against us and other PBMs in other pending cases, alleges that we should be treated as a "fiduciary" under ERISA and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. For further information on this case, see "--Legal Proceedings and Government Investigations" below.

   . Department of Labor Claims Determination Regulations. In 2001, the Department of Labor, or DOL, promulgated extensive new regulations under ERISA setting out standards for claims payment and member appeals as well as notice and disclosure requirements. These regulations take effect for employers with health plans with plan years beginning on or after July 1, 2002. These new standards represent an additional regulatory burden for us and our ERISA plan clients. In particular, these regulations may be read by the DOL to treat a communication by a retail pharmacist to a beneficiary concerning plan design to involve a claim denial requiring notice under the regulations. Such a reading would greatly increase the costs of prescription benefit administration.

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    Anti-Kickback Laws.  Subject to certain exceptions, federal law prohibits the payment, offer, receipt or solicitation of any remuneration that is knowingly and willfully intended to induce the referral of Medicare, Medicaid or other federal health care program beneficiaries for the purchase, lease, ordering or recommendation of the purchase, lease or ordering of items or services reimbursable under federal health care programs. These laws are commonly referred to as anti-remuneration or anti-kickback laws. Several states also have similar laws, known as "all payor" statutes, that impose anti-kickback prohibitions on services not covered by federal health care programs. Sanctions for violating these federal and state anti-kickback laws may include criminal and civil sanctions and exclusion from participation in federal health care programs. Anti-kickback laws vary between states, and courts have rarely interpreted them. However, where courts have reviewed these laws, they have generally ruled that contracts that violate anti-kickback laws are void as a matter of public policy.

    Courts, the Office of the Inspector General within the Department of Health and Human Services, or OIG, and some administrative tribunals have broadly interpreted the federal anti-kickback statute. Courts have ruled that a violation of the statute may occur even if only one of the purposes of a payment arrangement is to induce patient referrals or purchases. Among the practices that the OIG has identified as potentially improper under the statute are "product conversion programs" in which benefits are given by pharmaceutical manufacturers to pharmacists or physicians for changing a prescription, or recommending or requesting such a change, from one drug to another. These laws have been cited as a partial basis, along with the state consumer protection laws discussed above, for investigations and multi-state settlements relating to financial incentives provided by pharmaceutical manufacturers to physicians or pharmacists in connection with product conversion programs.

    We believe that we substantially comply with the legal requirements imposed by these laws and regulations, and that our programs do not involve practices that the OIG has questioned. To date, the government has not commenced enforcement actions under the anti-kickback statutes against PBMs with regard to their negotiation of discounts, rebates and administrative fees from drug manufacturers in connection with drug purchasing and formulary management programs, or their contractual agreements with pharmacies that participate in their networks, or their relationships with their health plan customers. However, in 1998, the United States Attorney's Office for the Eastern District of Pennsylvania began an investigation into whether rebates and other payments made by pharmaceutical manufacturers to PBMs, or payments made by PBMs to retail pharmacies or others, violate the anti-kickback laws or other federal laws. We received a subpoena seeking documents and information related to various aspects of our business in connection with this investigation. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which we have agreements and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General's Office of Tennessee has also requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not been served with the complaints and have not been required to defend against the allegations. We have complied with the United States Attorney's subpoena and the Tennessee Attorney General's request, but, at this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. For more information regarding these investigations, see "--Legal Proceedings and Government Investigations" below.

    FDA Regulation of Managed Care Communications. The FDA generally has authority under the federal Food, Drug and Cosmetic Act, or FDCA, to regulate drug promotional materials that are

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disseminated "by or on behalf of" a pharmaceutical manufacturer. The FDA traditionally has not asserted jurisdiction over communications by physicians, pharmacists or managed care organizations who often discuss pharmaceuticals and their uses and properties. In January 1998, the FDA issued a Draft Guidance for Industry regarding the regulation of activities of health care organizations and PBMs directly or indirectly controlled by pharmaceutical manufacturers. In that draft guidance, the FDA purported to have the authority to hold pharmaceutical manufacturers responsible for the activities of PBMs and other plans considered by the FDA to be promotional on behalf of the manufacturer, depending upon the nature and extent of the relationship between the pharmaceutical manufacturer and the PBM or plan. We and many other companies and associations commented to the FDA in writing regarding its authority to regulate the communications of PBMs that are not made by the PBM on behalf of the manufacturer. In August 1999, the FDA withdrew the guidance and stated that it would reconsider the basis for its issuance. To date, the FDA has not taken any further action on the issue. The FDA could re-examine the issue and seek to assert the authority to regulate the communications of such PBMs based on their relationships, financial or otherwise, with pharmaceutical manufacturers. Legislation has also been proposed permitting the FDA, or another federal agency, to regulate on-line pharmacies that dispense prescription drugs. These regulations could have an adverse impact on the way we operate our business.


    Regulation of Financial Risk Plans. Although the administration of fee-for-service prescription drug plans by PBMs is not subject to insurance regulation by the states, a few clients seek to limit their exposure in providing prescription drug benefits. In order to provide "stop-loss" insurance to our clients who seek to limit their risk under fee-for-service drug plans, we own three insurance companies: Medco Containment Insurance Company of New Jersey; Medco Containment Insurance Company of New York; and Medco Containment Life Insurance Company. These subsidiary insurance companies are licensed in 48 states and the District of Columbia and are subject to extensive regulatory requirements imposed under the insurance laws of the states in which they are domiciled as well as those in which they have obtained licenses to transact insurance business. In addition, we have a subsidiary that is licensed as a specialty health service organization under California's Knox-Keene laws, which include requirements for licensure, reporting and the solvency of health maintenance organizations. These subsidiaries only underwrite risk in connection with our own PBM services and do not represent a separate line of business.


    Regulation Relating to Data Transmission and Confidentiality of Patient Identifiable Information. Dispensing of prescriptions and management of prescription drug benefits require the ability to utilize patient-specific information. Government regulation of the use of patient identifiable information has grown substantially over the past several years. At the federal level, Congress has adopted legislation, and the Department of Health and Human Services, or HHS, has adopted extensive regulation, governing the use and disclosure of health information by all participants in health care delivery, including physicians, hospitals, insurers and other payers. Additionally, regulation of the use of patient identifiable information is likely to increase. Many states have recently passed or are considering laws dealing with the use and disclosure of health information. These proposals vary widely, some relating to only certain types of information, others to only certain uses, and yet others to only certain types of entities. These laws and regulations have a significant impact on our operations, products and services, and compliance with them is a major operational requirement. Regulations and legislation that severely restrict or prohibit our use of patient identifiable information could materially adversely affect our business.

    Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, Congress required HHS to adopt standards governing the transmission, use and disclosure of individually identifiable health information. The recently adopted standards are detailed and complex and may be subject to different interpretations. Compliance with these complex requirements will require new processes and procedures and result in continuing expenses. Sanctions for failing to comply with

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HIPAA standards include criminal and civil penalties. If we are found to have violated any state or federal statute or regulation with regard to the confidentiality, dissemination or use of patient medical information, we could be liable for significant damages, fines or penalties. We have invested considerable time and resources in studying our obligations under the HIPAA regulations and modifying our policies and procedures for dealing with patient identifiable information.

    HIPAA does not preempt state law privacy requirements that are generally conflicting and more restrictive. Therefore, in addition to meeting the requirements of the federal HIPAA privacy standards, we or our clients may be subject to additional requirements and restrictions under numerous state laws and regulations that impact health care information. These include applicable pharmacy laws, insurance laws, the federal Graham-Leach-Bliley law and state regulations governing data use by financial institutions and specific legislation designed to protect the privacy of health data. In addition, legislation has been proposed in many states to further regulate use, disclosure or maintenance of health care information or to provide individuals with additional rights with respect to their health information. Such regulation could significantly impact our programs and service offerings and have an adverse affect on our business, profitability and growth prospects.

    Regulation Applicable to Clients. We provide services to insurers, managed care organizations, Blue Cross/Blue Shield plans and many others whose ability to offer a prescription benefit may be subject to regulatory requirements and constraints under a number of federal or state regulatory schemes. While we may not be directly subject to these regulations, they can have a significant impact on the services we provide our clients.

   . Formulary Restrictions. A number of states enacted laws that regulate the establishment of formularies by insurers, HMOs and other third-party payors. These laws relate to the development, review and update of formularies; the role and composition of pharmacy and therapeutics committees; the availability of formulary listings; the disclosure of formulary information to health plan members; and a process for allowing members to obtain non-preferred drugs without additional cost-sharing where the non-preferred drugs are medically necessary and the formulary drugs are determined to be inappropriate. Additionally, the National Association of Insurance Commissioners is developing a model drug formulary statute, known as the Health Carrier Prescription Benefit Management Model Act, that, if widely enacted, may eventually provide more uniformity for health plans and PBMs. Among other things, the model act would address the disclosure of formulary information to health plan members, members' access to non-preferred drugs, and the appeals process available to members when coverage of a non-preferred drug is denied by the health plan or PBM. Increasing regulation of formularies by states could significantly affect our ability to develop and administer formularies on behalf of our insurer, HMOs and other health plan clients.

   . Plan Design Restrictions. Some states have legislation that prohibits a health plan sponsor from implementing certain restrictive design features. For example, some states have enacted "freedom of choice" legislation that entitles members of a plan to prescription drug benefits even if they use non-network pharmacies. Some states are implementing rules limiting formulary flexibility. The rules may prevent plans from changing their formularies during the plan year. The rules may mandate coverage of at least two drugs per therapeutic class and limit the difference in copayments for different tiers on a multi-tiered formulary, or mandate coverage of particular benefits or conditions. Although we operate in these states, this legislation does not generally apply directly to us, but it may apply to some of our clients that are HMOs and insurers. If other states enact similar legislation, PBMs may be less able to achieve economic benefits through health benefit management services and their services may be less attractive to clients.

   . Industry Standards for PBM Functions. The National Committee on Quality Assurance, the American Accreditation Health Care Commission, known as URAC, and other quasi-regulatory

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      and accrediting bodies are considering proposals to increase the regulation of formulary and drug utilization management as well as other PBM activities. While the actions of these bodies do not have the force of law, many clients for PBM services seek certification from them. As a result, these bodies may influence states to adopt requirements or model acts that they promulgate. Some states incorporate accreditation standards of these bodies, as well as the standards of the National Association of Insurance Commissioners and the National Association of Boards of Pharmacy, into their drug utilization review regulation. The outcome of these initiatives is uncertain, and any resulting standards or legislation could impose restrictions on us or our clients in a way that could significantly impact our business.

    Managed Care Reform. The federal government has proposed, and several state governments have proposed or enacted, "Patients' Bill of Rights" and other legislation aimed primarily at improving the quality of care provided to individuals enrolled in managed care plans. Some of these initiatives would, among other things, require that health plan members have greater access to drugs not included on a plan's formulary and give health plan members the right to sue their health plans for malpractice when they have been denied care, as well as mandate the content of the appeals or grievance process when a health plan member is denied coverage. The scope of the managed care reform proposals under consideration by Congress and state legislatures and enacted by a few states to date vary greatly, and the extent to which future legislation may be enacted is uncertain. However, these initiatives could greatly impact the managed care and pharmaceutical industries and, therefore, could have a material adverse impact on our business, profitability and growth prospects.

    Legislation and Regulation Affecting Drug Prices. The federal Medicaid rebate statute provides that manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the "average manufacturer price", or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the "best price" to customers other than the Medicaid program, with certain exceptions. Some manufacturers may see these policies as a disincentive to offering rebates or discounts to private purchasers, including the plans we represent.

    In addition, under the Federal Supply Schedule, the federal government seeks and obtains favorable pricing based on manufacturers' commercial prices and sales practices. Some states have adopted legislation or regulations providing that a pharmacy participating in the state's Medicaid program must give program patients the best price that the pharmacy makes available to any third party plan. These requirements are sometimes referred to as "most favored nation" payment systems. Other states have enacted "unitary pricing" legislation, which mandates that all wholesale purchasers of drugs within the state be given access to the same discounts and incentives. A number of states have also recently introduced legislation seeking to control drug prices through various statutory limits, rebates or discounts extending to one or more segments of the state's population, such as to all Medicare beneficiaries. This legislation and regulation could adversely affect our ability to negotiate discounts from network pharmacies or manufacturers or otherwise discourage the use of the full range of our services by current or future clients.

    Recently, the federal government has increased its attention to how drug manufacturers develop pricing information, which in turn is used in setting payments under the Medicare and Medicaid programs. One element common to many payment formulas, the use of Average Wholesale Price, or AWP, as a standard pricing unit throughout the industry, has been criticized as not accurately reflecting prices actually charged and paid at the wholesale or retail level. The Department of Justice is currently conducting, and the House Commerce Committee has conducted, an investigation into the use of AWP for federal program reimbursement, and whether the use of AWP has inflated drug expenditures by the Medicare and Medicaid programs. Federal and state proposals have sought to change the basis for calculating reimbursement of certain drugs by the Medicare and Medicaid programs. These proposals

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

and other legislative or regulatory adjustments that may be made to the program for reimbursement of drugs by Medicare and Medicaid, if implemented, could affect our ability to negotiate discounts with pharmaceutical manufacturers. In addition, they may affect our relations with pharmacies and health plans. In some circumstances, they might also impact the reimbursement that our home delivery pharmacy receives from managed care organizations that contract with government health programs to provide prescription drug benefits or otherwise elect to rely on the revised pricing information. Furthermore, private payors may choose to follow the government's example and adopt different drug pricing bases. This could affect our ability to negotiate with plans, manufacturers and pharmacies regarding discounts.

    Medicare Prescription Drug Benefit. Medicare reimbursement and coverage of prescription drugs may change significantly in the near future. Medicare does not currently offer an outpatient prescription drug benefit, except with respect to a few drugs. Proposals have been made to reduce Medicare drug reimbursement amounts, although the prospects for legislation are uncertain. Several legislative proposals are under consideration in Congress to provide Medicare recipients with outpatient drug benefits through the use of PBMs. Many states are also considering establishing or expanding state drug assistance programs that would increase access to drugs by those currently without coverage. We cannot assess at this stage whether any of these proposals will be enacted, how they would address drug costs, the coordination of benefits with other coverage or the role of prescription benefit management, nor can we assess any potential impact a Medicare benefit would have on the decision of any of our clients to offer a private prescription benefit.

    As an interim step while Congress considers the Medicare prescription benefit, CMS has issued a notice of proposed rule-making for a Medicare Endorsed Prescription Drug Discount card to make available discounts on drugs. We are reviewing the requirements specified for offering a card program under this regulation. Based on the proposed rule, it does not appear that this program will have a substantial impact on our business.

    Federal Statutes Prohibiting False Claims and Fraudulent Billing Activities. A range of federal civil and criminal laws targets false claims and fraudulent billing activities. One of the most significant is the federal False Claims Act, which prohibits the submission of a false claim or the making of a false record or statement in order to secure a reimbursement from a government-sponsored program. In recent years, the federal government has launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws.

    Disease Management Services Regulation. All states regulate the practice of medicine and the practice of nursing. To our knowledge, no PBM has been found to be engaging in the practice of medicine or the practice of nursing by reason of its disease management services. However, a federal or state regulatory authority may assert that some services provided by a PBM, including us, constitute the practice of medicine or the practice of nursing and are therefore subject to federal and state laws and regulations applicable to the practice of medicine and/or the practice of nursing.

Legal Proceedings and Government Investigations

    In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the United States District Court for the Southern District of New York. The suit, which is similar to claims against other PBMs in other pending cases, alleges that we should be treated as a "fiduciary" under the provisions of ERISA, and that we have breached our fiduciary obligations under ERISA in connection with our development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which we are the

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PBM, contend that in accepting and retaining certain rebates we have failed to make adequate disclosure and have acted in our own best interest and against the interests of our clients. The plaintiffs also allege that we were wrongly used to increase Merck's market share, claiming that under ERISA our drug formulary choices and therapeutic interchange programs were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that we and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. The plaintiffs have not sought class-action status.


    In November 2001, one Northwest Airlines plan participant, purportedly acting on behalf of the plan and similarly-situated self-funded plans, filed a similar lawsuit captioned Keim v. Merck-Medco Managed Care, L.L.C. in the United States District Court for the Northern District of California. The plaintiff has not sought class action status, and Northwest Airlines is not party to the lawsuit. The complaint relies on many of the same theories as the Gruer litigation discussed above. The plaintiff has moved to have this case and similar cases against other PBMs consolidated into a Multidistrict Litigation proceeding in California. We will oppose this effort.


    In connection with our separation from Merck, we have agreed to indemnify Merck for substantially all monetary liabilities related to these lawsuits. We have denied all allegations of wrongdoing and are vigorously defending these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcomes of these lawsuits are uncertain and an adverse determination could seriously undermine our ability to obtain rebates that are essential to our profitability and could materially limit our business practices.



    In addition, a former client has contacted us making similar assertions. At present we are cooperating with the former client to resolve that matter. As with the above litigation matters, however, the outcome of this matter is uncertain, and if the current efforts to resolve this matter fail, an adverse determination in a litigation could undermine our ability to obtain rebates and could materially limit our business practices. See "Risk Factors--Risks Relating to Our Business--Pending and threatened litigation challenging some of our important business practices could significantly negatively affect our ability to obtain rebates that are essential to our profitability and could materially limit our business practices" and "--Risks Relating to Our Industry--PBMs could be subject to claims relating to benefit denials if they are deemed to be a fiduciary of a health benefit plan governed by ERISA".


    Since 1998, the Civil Division of the United States Attorney's office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, we received a subpoena seeking documents and information related to various aspects of our business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which we have agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with us. The State Attorney General's Office of Tennessee has requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws and inappropriate therapeutic interchanges. We have not been served with the complaints and have not been required to defend against the allegations.

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    At this time, we are unable to predict whether the government will commence any action challenging any of our programs and practices. In the meantime, we have complied with the United States Attorney's subpoena and the Tennessee Attorney General's request to explain the nature of our business and the contributions we make to improve the quality and affordability of health care. We believe that our programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, we could be subject to scrutiny, investigation or challenge under these laws and regulations which could have a material adverse effect on our business, profitability and growth prospects.
See "Risk Factors--Risks Relating to Our Business--Scrutiny, investigation or challenge of our business under federal or state anti-kickback or other laws could limit our business practices and harm our profitability".



    There remain approximately 100 separate lawsuits, to which we are a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and several major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust laws, including the Robinson-Patman Act. These suits, which have been consolidated in the Northern District of Illinois as part of a Multidistrict Litigation, captioned In re Brand Name Prescription Drug Antitrust Litigation, allege that we knowingly accepted rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin us from future violations of the Robinson-Patman Act. We may settle these cases, but we intend to defend vigorously any cases we are unable to settle on favorable terms. However, any adverse judgment or injunction could significantly limit our ability to obtain discounts and rebates that are essential to our profitability. In connection with our separation from Merck, Merck has agreed to indemnify us for substantially all monetary liabilities related to these lawsuits. For a further discussion of this indemnity obligation, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".




    In addition, we are involved in various claims and legal proceedings of a nature considered normal to our business, principally employment and commercial matters. While it is not feasible to predict or determine the final outcome of these remaining proceedings, we do not believe that they would result in a material adverse effect on our business, profitability or growth prospects.

Facilities

    We operate our business out of 76 facilities that we own or lease throughout the United States and the Commonwealth of Puerto Rico. We believe our facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs. Our existing facilities contain an aggregate of approximately 3,000,000 square feet. Our corporate offices are located in Franklin Lakes, New Jersey, and accommodate our headquarters, including our executive, financial, legal, and client support and operations management staff.

    Our home delivery pharmacy infrastructure consists of 12 home delivery pharmacies throughout the United States, ten of which contain prescription processing centers and eight of which contain home delivery dispensing pharmacies. In our prescription processing centers, we receive and record prescriptions, conduct clinical utilization reviews, contact physicians to resolve any questions and then approve and route the prescriptions to one of our eight home delivery dispensing pharmacies. In the eight dispensing pharmacies, two of which are our automated pharmacies in Las Vegas, Nevada and Willingboro, New Jersey, we dispense the medication and then pre-sort for shipment to patients by mail or courier. We also operate seven call center pharmacies with access 24 hours a day, seven days a week to respond to calls from our clients, their members, pharmacists and physicians.

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    The following table sets forth information with respect to our principal facilities:

                                  Approximate
                                    Square
Location             Owned/Leased   Footage   Type
--------             ------------ ----------- ----
Franklin Lakes, NJ       Owned      652,000   Corporate headquarters
Willingboro, NJ          Owned      260,000   Automated dispensing pharmacy
Las Vegas, NV            Owned      215,000   Automated dispensing pharmacy, prescription
                                              processing center, call center
Fair Lawn, NJ           Leased       77,000   Data center
Montvale, NJ            Leased      140,000   Office
Waukesha, WI            Leased       60,000   Office
Parsippany, NJ          Leased      178,000   Prescription processing center, dispensing
                                              pharmacy, call center
Tampa, FL               Leased      143,000   Prescription processing center
Columbus, OH             Owned      136,000   Prescription processing center, dispensing
                                              pharmacy
Liberty Lake, WA         Owned      101,000   Prescription processing center
Fairfield, OH            Owned      100,000   Prescription processing center
Fort Worth, TX          Leased       83,000   Prescription processing center
Mechanicsburg, PA       Leased       65,000   Prescription processing center, dispensing
                                              pharmacy
Tampa, FL               Leased       59,000   Dispensing pharmacy
North Versailles, PA    Leased       39,000   Prescription processing center, dispensing
                                              pharmacy
Richmond, VA            Leased        3,000   Prescription processing center, dispensing
                                              pharmacy
Tampa, FL               Leased      124,000   Call center pharmacy
Dublin, OH              Leased       92,000   Call center pharmacy
Columbus, OH             Owned       63,000   Call center pharmacy
Irving, TX              Leased       62,000   Call center pharmacy
Las Vegas, NV           Leased       41,000   Call center pharmacy

Information Technology

    Our Information Technology department supports our retail pharmacy claims processing systems, our home delivery systems and clinical, financial, billing and reporting applications needed for our business. We process all prescriptions and benefit claims through computer systems which we operate and maintain at our data center in Fair Lawn, New Jersey. Our data center is staffed 24 hours per day, 365 days per year and provides primary support for all applications and systems required for our business operations. Our data center also houses our information warehouse, which contains approximately two billion historical claims. We also administer and monitor an extensive data communications network from our data center. This network is linked to the approximately 60,000 retail pharmacies that service our members, all of our call center pharmacies, home delivery pharmacies and sales offices, as well as to hundreds of clients, vendors and other providers. The data center's operations are sophisticated, containing a high degree of constant internal monitoring and redundancy, and provide protection against system failures or disasters. To protect against loss of data and extended downtime, we store software and redundant files at both on-site and off-site facilities on a regular basis and have contingency operation plans in place. We have a contractual relationship with SunGard Recovery Services Inc. to provide backup to the data center in the event of a disaster. Our contingency or disaster recovery plans might not adequately address all relevant issues.

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

Employees


    As of April 30, 2002, we had approximately 15,050 full time employees and approximately 1,040 part-time employees. We have collective bargaining agreements covering approximately 54% of our employees. These agreements, which have terms ranging from three to nine years, expire at various dates through November 2006. Specifically, approximately 7,300 employees at our facilities in Florida, Nevada, New Jersey, Ohio, Pennsylvania, Texas and Washington are covered by collective bargaining agreements with the Paper, Allied-Industrial, Chemical & Energy Workers International Union, AFL-CIO, CLC; approximately 1,030 employees at our Nevada and New Jersey call center facilities are covered by collective bargaining agreements with the Retail, Wholesale and Department Store Union, U.F.C.W., AFL-CIO, CLC; and approximately 270 pharmacists at our Columbus, Ohio facility are represented by the Association of Managed Care Pharmacists. We have not experienced any work stoppages in the past five years and consider our relations with our employees and their unions to be good.


Insurance

    Our PBM operations, including the dispensing of pharmaceutical products by our home delivery pharmacies, and our health management services, may subject us to litigation and liability for damages. To date, we have relied on Merck to arrange our insurance coverage and provide risk management services, and we believe that our current insurance protection provided through Merck is adequate for our present business operations. Merck has agreed to maintain specific insurance coverage for us for various periods after completion of this offering for which we will be required to reimburse Merck for premium expenses and other costs and expenses valued at current market rates. We are in the process of obtaining our own insurance coverage and we expect to have separate insurance coverage in place prior to the spin-off. However, we might not be able to maintain our professional and general liability insurance coverage in the future and insurance coverage might not be available on acceptable terms or adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of our insurance coverage, or one for which an exclusion from coverage applies, could have a material adverse effect upon our financial position or results of operations.

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                                  MANAGEMENT

Directors and Executive Officers


    The following table contains information regarding our executive officers and our directors. Prior to our conversion from a limited liability company to a corporation, the functions of our board of directors were performed by a board of managers.



   Name                    Age Position
   ----                    --- --------
   Richard T. Clark....... 56  President and Director
   Robert J. Blyskal...... 47  Executive Vice President, Operations and
                                 Technology
   Robert S. Epstein, M.D. 47  Senior Vice President, Medical Affairs and
                                 Chief Medical Officer
   Stephen J. Gold........ 43  Senior Vice President, Electronic Commerce
                                 Strategy and Delivery
   Brian T. Griffin....... 43  Senior Vice President, Sales
   Roger A. Jones......... 56  President, Systemed L.L.C.
   David S. Machlowitz.... 48  Senior Vice President, General Counsel and
                                 Secretary
   Arthur H. Nardin....... 43  Senior Vice President, Pharmaceutical
                                 Contracting
   Sandra E. Peterson..... 43  Senior Vice President, Health Businesses
   Karin Princivalle...... 46  Senior Vice President, Human Resources
   JoAnn A. Reed.......... 46  Chief Financial Officer and Senior Vice
                                 President, Finance
   Glenn C. Taylor........ 50  President, UnitedHealth Group Division and
                                 Senior Vice President, Account
                                 Management
   Timothy C. Wentworth... 42  Executive Vice President, Client Strategy and
                                 Service
   Kenneth C. Frazier..... 47  Director
   Judy C. Lewent......... 53  Director



    Richard T. Clark has served as our President since January 2000 and as a manager/director of our company since June 1997. Mr. Clark joined us in June 1997 as Executive Vice President and Chief Operating Officer. Mr. Clark came to us from the Merck Manufacturing division, where he held the positions of Senior Vice President of Quality and Commercial Affairs from April 1997 to June 1997 and Senior Vice President of North American Operations from May 1996 to April 1997. Mr. Clark is expected to remain in his current position until the second or third quarter of 2003, or later, until we have selected an individual to replace him as our President and an appropriate transition period has elapsed.


    Robert J. Blyskal has served as our Executive Vice President, Operations and Technology since April 2002. Mr. Blyskal joined us in May 1993, and has served in a number of positions including Senior Vice President of Operations from September 1999 to March 2002 and Senior Vice President, Pharmacy Operations from July 1995 to August 1999. Mr. Blyskal is responsible for our operating functions, including home delivery pharmacies, customer service, retail claims processing, and information technology and development. Mr. Blyskal also serves on the board of managers of our Systemed L.L.C. subsidiary.

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    Robert S. Epstein, M.D. has served as our Senior Vice President, Medical
Affairs and Chief Medical Officer since August 1996. Dr. Epstein leads our departments of Clinical Analysis and Outcomes Research, Medical Programs and Policies, Clinical Practices and Therapeutics, The Institute for Effectiveness Research, Health Information Management Department and Scientific Affairs. From July 1995 to August 1996, Dr. Epstein served as our Vice President of Outcomes Research. Dr. Epstein joined us from Merck, where he served most recently as Executive Director from February 1994 to July 1995 developing clinical trials and integrating medical and drug data. Dr. Epstein joined Merck in 1988.

    Stephen J. Gold has served as our Senior Vice President, Electronic Commerce Strategy and Delivery since September 1999. Mr. Gold is responsible for our electronic commerce business, including marketing, systems development and operational execution, and the information technology systems that support our health management programs and customer service operations. From November 1998 to August 1999, Mr. Gold served as our Vice President, Electronic Commerce. Mr. Gold joined us in July 1993, and served as our Vice President of Technology until October 1998.

    Brian T. Griffin has served as our Senior Vice President, Sales since January 1999 and is responsible for our sales organization on a national basis. From November 1995 to December 1998, Mr. Griffin led the insurance carrier business segment and was responsible for our sales within the insurance carrier, Blue Cross/Blue Shield and third-party benefit plan administrators markets. Mr. Griffin joined us in 1988.

    Roger A. Jones has served as President of Systemed L.L.C. since July 1997. Mr. Jones has had a wide range of executive responsibilities with us, including sales, account management, marketing, and clinical and pricing areas as they related to our small to mid-size clients. Mr. Jones joined us in February 1991 as Executive Vice President.


    David S. Machlowitz has served as our Senior Vice President and General Counsel since May 2000, and is responsible for overseeing all of our legal affairs. Mr. Machlowitz was appointed as our Secretary in April 2002. Additionally, Mr. Machlowitz's responsibilities include Government Affairs, Public Affairs, Privacy and Regulatory Compliance. Mr. Machlowitz joined us from Siemens Corporation, a diversified health care, information and electronics technology conglomerate, where he served as Deputy General Counsel from October 1999 to May 2000. Previously, he served as General Counsel and Corporate Secretary of Siemens Medical Systems Inc. from April 1992 to October 1998 and as Associate General Counsel of Siemens Corporation from October 1, 1994 to October 1999.


    Arthur H. Nardin has served as our Senior Vice President, Pharmaceutical Contracting since January 1999. Mr. Nardin is responsible for negotiating contracts with pharmaceutical manufacturers, drug purchasing analysis and consulting with clients on formulary drug lists and plan design. From November 1995 to December 1998, Mr. Nardin served as our Vice President, Special Drug Purchasing and Analysis. Mr. Nardin joined us in June 1988 as Manager of Financial Analysis and has held a number of positions with us.

    Sandra E. Peterson has served as our Senior Vice President, Health Businesses since joining us in December 1998. Ms. Peterson is responsible for the development and management of programs and services, business development and strategic alliances. Ms. Peterson joined us from Nabisco, where she served as Executive Vice President of Research and Development from April 1996 to December 1998.

    Karin Princivalle has served as our Senior Vice President, Human Resources since joining us in May 2001, and is responsible for company-wide human resource activities. Ms. Princivalle joined us from TradeOut.com, an online business-to-business marketplace, where she served as Vice President, Human Resources from February 2000 to May 2001. Previously, she served as the Vice President of Human Resources for Citigroup's North American Bankcards Business from May 1998 to August 2000 and Vice President of Human Resources for Citigroup's Consumer Businesses in Central/Eastern Europe, Middle East, Africa and Asia from March 1997 to May 1998.


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

    JoAnn A. Reed has served as our Senior Vice President, Finance since 1992, and Chief Financial Officer since 1996. Ms. Reed is responsible for all financial activities, including accounting, reporting, planning, analysis, procurement and evaluation. Ms. Reed joined us in 1988, initially serving as Director of Financial Planning and Analysis and later as Vice President/Controller for PAID Prescriptions, our wholly owned subsidiary.

    Glenn C. Taylor was appointed Senior Vice President, Account Management in April 2002. Mr. Taylor has served as President of our UnitedHealth Group Division since February 1999. Mr. Taylor is responsible for the management of the relationship with UnitedHealth Group, our largest client. From April 1997 to January 1999, Mr. Taylor held positions with Merck, serving initially as Senior Vice President of Sales and Account Management and subsequently as Regional Vice President of the Southeast Business Group. From May 1993 to March 1997, Mr. Taylor was our Senior Vice President of Sales Account Management. Mr. Taylor joined us in May 1993 as a result of our acquisition of FlexRx, Inc., a PBM in Pittsburgh, Pennsylvania, where Mr. Taylor was President.

    Timothy C. Wentworth has served as our Executive Vice President, Client Strategy and Service since April 2002 and is responsible for client relationships and developing and implementing strategies to acquire and renew clients. Mr. Wentworth joined us as Senior Vice President, Account Management in December 1998 from Mary Kay, Inc., where he spent five years serving initially as Senior Vice President of Human Resources and subsequently as President-International.


    Kenneth C. Frazier has served as a manager/director of our company since April 2002. Since December 1999, Mr. Frazier has served as Senior Vice President and General Counsel of Merck, responsible for legal and public affairs functions and The Merck Company Foundation (a not-for-profit charitable organization affiliated with Merck). Previously, he held the positions of Vice President and Deputy General Counsel of Merck from January 1999 to December 1999 and Vice President of Public Affairs and Assistant General Counsel of Merck from January 1997 to January 1999.



    Judy C. Lewent has served as a manager/director of our company since April 2002. Since February 2001, Ms. Lewent has served as Executive Vice President and Chief Financial Officer of Merck, responsible for financial and corporate development functions, internal auditing, corporate licensing, Merck's joint venture relationships, and Merck Capital Ventures, L.L.C., a wholly owned subsidiary of Merck. Previously, she held the position of Senior Vice President and Chief Financial Officer of Merck since January 1993. Ms. Lewent is also a director of Dell Computer Corp. and Motorola, Inc.


Planned Resignations


    Our separation agreement with Merck will provide that those of our directors and officers, other than Richard T. Clark, who are also officers or employees of Merck or any of its subsidiaries or affiliates and who will continue as officers or employees of Merck or any of its subsidiaries or affiliates after the spin-off will resign as directors or officers of our company immediately before the spin-off. We expect that Kenneth C. Frazier and Judy C. Lewent will resign as directors of our company immediately before the spin-off.


Board of Directors


    In connection with our conversion from a limited liability company to a Delaware corporation, we established a board of directors composed of three directors. We intend, within 90 days of completion of this offering, to increase our board of directors to include two independent directors and, within one year of this offering, we will have three independent directors. Under applicable law, so long as Merck owns more than 50% of our common stock, Merck will be able to elect all of the members of our board of directors. We have agreed with Merck that, so long as Merck beneficially owns 50% or more of our common stock, Merck will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors. So long as Merck owns 50% or more of our common stock, a majority of our board of directors will be Merck designees. We have also agreed that, so long as Merck owns more than 20%, but less than 50%, of our common stock, Merck will be entitled to designate for nomination by our board of directors a number of directors proportionate to its voting power.



    In connection with our conversion from a limited liability company to a Delaware corporation, we adopted a certificate of incorporation that provides that, immediately after the spin-off, our board of directors will be divided into three classes as nearly equal in size as possible. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.


Committees of the Board of Directors


    Our committees initially will consist of an audit committee and a compensation committee. The audit committee will recommend the annual appointment of our auditors with whom the audit committee will review the scope of audit and non-audit assignments and related fees, accounting principles we use in financial reporting, internal auditing procedures and the adequacy of our internal control procedures. The compensation committee will review and approve the compensation and benefits for our employees, directors and consultants, administer our employee benefit plans, authorize and ratify stock option grants and other incentive arrangements and authorize employment and related agreements. Under applicable law, so long as Merck owns more than 50% of our common stock and elects all of the members of our board of directors, the board of directors elected by Merck will have the power to select all of the members of our audit, compensation and other committees. We have agreed with Merck that, so long as Merck beneficially owns 50% or more of our common stock, Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board's audit and compensation committees and at least one member of each other committee. We have also agreed that, so long as Merck owns more than 20%, but less than 50%, of our common stock, Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, at least one member of each committee of our board of directors.


Compensation of Directors

    Directors who are also our employees, or employees of Merck, will receive no additional compensation for their services as directors. Directors who are not our employees, or employees of Merck, will receive an annual fee of $
.. Members of the board of directors or committees of our board of directors will be reimbursed for travel expenses and other out-of-pocket costs incurred in connection with the attendance of meetings.

Executive Officers

    Our board of directors appoints our executive officers who serve at the discretion of the board. Richard T. Clark, our President, is expected to remain in his current position until the second or third quarter of 2003, or later, until we have selected an individual to replace him as our President. He will then become a senior executive of Merck. Our board of directors will work with Mr. Clark to appoint a senior executive officer, who could be one of our current officers or an outside candidate, to work with Mr. Clark during a transition period, after which it is expected that the senior executive officer will become our President. Mr. Clark has indicated that he does not intend to return to Merck until his successor is selected and integrated as our President.

Compensation Committee Interlocks and Insider Participation

    In our fiscal year ended December 29, 2001, we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by Merck.

Executive Compensation

    We generally maintain separate employment benefit plans and arrangements from Merck so that, following this offering, we will generally provide the compensation and employee benefits of our executive officers and all of our other employees. See "--Compensation and Employee Benefit Plans" and "Relationships Between Our Company and Merck & Co.--Agreements Between Us and Merck--Employee Matters Agreement" and "--Employee Leasing Agreement".

Summary Compensation Table for the Fiscal Year Ended December 29, 2001

    The following table sets forth certain compensation information for our President and our four other executive officers who were the most highly compensated for the fiscal year ended December 29, 2001.

                                                                           Long-Term Compensation
                                                                      ------------------------------
                                          Annual Compensation                Awards         Payouts
                                   -------------------------------    --------------------- --------
                                                            Other     Restricted Securities
                                                           Annual       Stock    Underlying  LTIP       All Other
            Name and                     Salary   Bonus   Compensa-     Awards    Options/  Payouts     Compensa-
      Principal Position(1)        Year   ($)      ($)    tion ($)       ($)      SARs (#)    ($)       tion ($)
      ---------------------        ---- -------- -------- ---------   ---------- ---------- --------    ---------
Richard T. Clark.................. 2001 $395,424 $365,000  $57,767(2)     --       85,000         --      $7,650(3)
 President
Timothy C. Wentworth.............. 2001  333,715  200,000   50,000(4)     --       43,500         --          --
 Executive Vice President, Client
 Strategy and Service
Sandra E. Peterson................ 2001  327,689  190,000       --        --       43,500         --       7,650(3)
 Senior Vice President, Health
 Businesses
Robert J. Blyskal................. 2001  305,613  190,000       --        --       43,500         --       7,650(3)
 Executive Vice President,
 Operations and Technology
Roger A. Jones.................... 2001  321,572  160,000       --        --       15,000   $782,377(5)    7,650(3)
 President, Systemed L.L.C.

--------
(1)Principal positions reflect the current positions of the named executive officers.
(2)Includes $47,459 for aviation services provided for commuting and other work-related purposes.
(3)Company contribution to the Merck & Co., Inc. Employee Savings and Security Plan or the Merck-Medco Managed Care 401(k) Savings Plan.
(4)Indebtedness on a relocation loan forgiven in 2001.
(5)This payout was made in 2001 under a three-year incentive plan established for Systemed L.L.C. Payouts were based on performance goals relating to drug spend, net operating income and integrated formulary lives. Systemed L.L.C. exceeded the cumulative goal for each performance measure during the 1998 to 2000 cycle. The three-year incentive plan was established for one cycle only; no other payouts to Mr. Jones have been made or will be made under this plan.

Option/SAR Grants in Last Fiscal Year

    The following table shows all options to acquire shares of Merck common stock granted to the executive officers named in the Summary Compensation Table above for the fiscal year ended December 29, 2001.

                                                                              Potential Realizable Value at
                                                                                 Assumed Annual Rates of
                                                                               Stock Price Appreciation for
                                       Individual Grants(1)                           Option Term(3)
                       ----------------------------------------------------- --------------------------------
                                             Percent of
                                                Total
                                 Number of    Options/
                                 Securities     SARs
                                 Underlying  Granted to
                                  Options/   MedcoHealth Exercise
                                    SARs      Employees  or Base
                       Date of    Granted     in Fiscal   Price   Expiration
         Name           Grant       (#)        Year(2)    ($/Sh)     Date    0% ($)    5% ($)      10% ($)
         ----          -------- ----------   ----------- -------- ---------- ------ ------------ ------------
Richard T. Clark...... 3/2/2001    85,000(4)     1.08%    $79.93   3/1/2011   $--   $  4,272,742 $ 10,827,966
Timothy C. Wentworth.. 3/2/2001    43,500        0.55%     79.93   3/1/2011    --      2,186,638    5,541,371
Sandra E. Peterson.... 3/2/2001    43,500        0.55%     79.93   3/1/2011    --      2,186,638    5,541,371
Robert J. Blyskal..... 3/2/2001    43,500        0.55%     79.93   3/1/2011    --      2,186,638    5,541,371
Roger A. Jones........ 3/2/2001    15,000        0.19%     79.93   3/1/2011    --        754,013    1,910,818
All our employees as a
 group(5).............          7,895,078      100.00%                         --    389,420,436  986,867,844

--------
(1)Options granted in 2001 under the Merck Incentive Stock Plan ("ISP") to our executive officers named in the Summary Compensation Table are first exercisable five years from the date of grant. If and when the spin-off occurs, these options will continue as options for Merck shares and will, according to their terms, become immediately exercisable and thereafter be exercisable for two years, without regard to continued employment by us. After two years, the options that have not previously been exercised will continue to be exercisable provided the optionholder continues to be employed by us.
(2)The table shows the percentage of total options granted to our employees under the ISP. Overall, Merck granted options to acquire an aggregate of 36,724,754 shares of Merck common stock to its employees and the employees of its subsidiaries, including our employees, during its fiscal year ended December 31, 2001.
(3)These amounts, based on assumed appreciation rates of 0%, 5%, and 10%, as prescribed by the SEC rules, are not intended to forecast possible future appreciation, if any, of Merck's stock price. No gain to the optionees is possible without an increase in the price of Merck common stock, which will benefit all Merck stockholders.
(4)These options are transferable, to the extent permitted by the ISP, to immediate family members, family partnerships and family trusts.
(5)Options were granted to our employees under the ISP throughout 2001 with various vesting schedules and expiration dates through the year 2011. The average exercise price of options granted to our employees in 2001 is $78.43. No SARs were granted to our employees in 2001.

Aggregate Option Exercises for the Fiscal Year Ended December 29, 2001 and Fiscal Year-End Option Values

    The following table sets forth information with respect to the exercise of Merck stock options by our named executive officers during our fiscal year 2001, the number of unexercised Merck stock options held by our named executive officers on December 29, 2001 and the value of the unexercised in-the-money Merck stock options on that date.

                                                  Number of Securities             Value of Unexercised
                       Shares                    Underlying Unexercised           In-The-Money Options at
                      Acquired                  Options at Fiscal Year-End(#)(2)  Fiscal Year-End ($)(3)
                         on          Value      -------------------------------- -------------------------
Name                 Exercise(#) Realized($)(1) Exercisable     Unexercisable    Exercisable Unexercisable
----                 ----------- -------------- -----------     -------------    ----------- -------------
Richard T. Clark....   10,000      $  440,175     37,000           430,000       $  997,428   $1,044,700
Timothy C. Wentworth       --              --         --           167,000               --           --
Sandra E. Peterson..       --              --         --           157,000               --           --
Robert J. Blyskal...   50,000       2,670,085     60,000           143,500        1,786,200      212,900
Roger A. Jones......       --              --         --           145,000               --      599,096

--------
(1)Market value on the date of exercise of Merck shares covered by options exercised, less option exercise price.


                      (footnotes continued on next page)

(2)If and when the spin-off occurs, these options will continue as options for Merck shares. For these options, the spin-off will result in the option holder being treated as "separated" as defined by the rules and regulations of the Merck stock option plans. Consequently, for some options held by a separated option holder, the term during which the options are exercisable will expire one year after the later of the spin-off or the original vesting date. For some other options held by a separated option holder, the exercisability of these options will accelerate and the term during which these options will remain exercisable will expire two years after the separation. Finally, for some of the options held by a separated option holder, the exercisability of these options will continue after the exercise periods resulting from the "separation" terms subject to continued employment with us.
(3)The value of unexercised in-the-money options, which are options that have a per share exercise price that is less than the fair market value of a share of Merck common stock, as of December 29, 2001 was determined by taking the difference between the fair market value of a share of Merck common stock on December 29, 2001 ($59.52 per share) and the option exercise price, multiplied by the number of shares underlying the options as of that date.

Annual Benefits Payable Under Our Retirement Plans

    We maintain two defined benefit retirement plans for our employees, the Medco Cash Balance Retirement Plan, a tax-qualified plan covering most of our employees, and the Merck-Medco Supplemental Retirement Plan, an unfunded plan that covers our more highly paid, non-union employees. The Merck-Medco Supplemental Retirement Plan, which was adopted as of January 1, 1998, is intended to provide benefits that the Medco Cash Balance Retirement Plan does not provide because of limitations on those benefits stipulated by the Internal Revenue Code. If eligible, an individual participates in both plans as the Merck-Medco Supplemental Retirement Plan does not replace the Medco Cash Balance Retirement Plan.

    The named executive officers, other than Richard T. Clark, participate in the Medco Cash Balance Retirement Plan and the Merck-Medco Supplemental Retirement Plan. A participant's retirement income is determined in accordance with the following formula: for each calendar year, a participant's aggregate accrued benefit under the plans, stated as a lump sum value as of January 1 of the calendar year, is increased by an amount equal to the sum of (1) 3.5% of base pay for years of service one through 10, and 4.5% of base pay thereafter as defined in the Medco Cash Balance Retirement Plan and (2) the amount of credited interest calculated for the calendar year. A participant in the plans vests in 20% of the participant's accrued benefit after the completion of three years of service, with the remainder vesting 20% upon completion of each year of service thereafter. The estimated annual retirement income payable as a single life annuity commencing at normal retirement age for the named executive officers other than Mr. Clark is: $96,795 for Mr. Wentworth, $88,903 for Ms. Peterson, $59,343 for Mr. Blyskal, and $27,988 for Mr. Jones. These estimates were derived on the basis of the following assumptions: employment will continue to age 65; base salary will increase by 5% per year; the interest credit rate will be 5.12% per year; and the annuity conversion rate will be 5.12%. The plans do not provide for an offset for Social Security benefits.

Annual Benefits Payable to Richard T. Clark under Merck & Co., Inc. Retirement Plans

    Richard T. Clark participates in the Retirement Plan for Salaried Employees of Merck & Co., Inc. and the Merck & Co., Inc. Supplemental Retirement Plan. Merck bears the full cost of the benefits under these plans, subject, however, to the payments we are required to make to Merck pursuant to the Employee Leasing Agreement.

Compensation and Employee Benefit Plans


    After the completion of this offering, we will maintain employee benefit plans and arrangements for the purpose of providing compensation and employee benefits to our employees, including our executive officers. Some of these plans are described below. These plans and arrangements include an equity incentive plan, an executive severance plan, an employee stock purchase plan, a tax-qualified 401(k) savings plan and a tax-qualified cash balance pension plan. To the extent necessary or advisable under applicable law, Merck, as our sole stockholder, will approve these plans prior to the completion of this offering.

Treatment of Outstanding Merck Options Held by Our Employees

    Each Merck stock option held by our employees granted before February 26, 2002 will remain an option for Merck common stock and be automatically adjusted as of the spin-off. This adjustment will change the exercise price of the option and the number of shares of Merck common stock subject to the option to reflect the spin-off. The formula used in this adjustment will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the adjustment as existed immediately before the adjustment. Under some of these options, the spin-off will result in the option holder being treated as "separated" as defined by the rules and regulations of the Merck stock option plans. Consequently, for some options held by a separated option holder, the term during which the options are exercisable will expire one year after the later of the spin-off or the original vesting date. For some other options held by a separated option holder, the exercisability of these options will accelerate and the term during which these options will remain exercisable will expire two years after the separation. Finally, for some of the options held by a separated option holder, the exercisability of these options will continue after the exercise periods resulting from the "separation" terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us. For the remainder of the options granted before February 26, 2002, the spin-off will not have any effect on the vesting or exercisability of these options, which will continue to be based on continued employment with us.

    We expect that substantially all Merck stock options held by our employees granted on or after February 26, 2002 will be automatically converted as of the spin-off into options to purchase our common stock. The formula used in this conversion will be prescribed by accounting rules and will be designed to put the option holders in the same financial position immediately following the conversion as existed immediately before the conversion. The other terms and conditions of these options will remain the same. The spin-off will not have any effect on the exercisability of these options, which will continue to be based on continued employment with us. Merck retains the discretion either to cause the remaining stock options held by our employees granted on or after February 26, 2002 to be converted as described in this paragraph, or, alternatively, to treat the option holder as "separated" upon the spin-off. In the case where the option holder is treated as separated, the exercisability of these options will accelerate and they will remain exercisable for at least two years; the exercisability of these options will continue after the exercise period resulting from the "separation" terms subject to continued employment with us. This extended exercise period will expire three months after termination of employment with us.

    No option under any circumstance is exercisable after its original expiration date.

MedcoHealth Solutions, Inc. 2002 Stock Incentive Plan

    We expect that our board of directors will adopt the MedcoHealth Solutions, Inc. 2002 Stock Incentive Plan prior to the completion of this offering. The
stock incentive plan will authorize the issuance of shares representing       %
of our common stock. The stock incentive plan will provide for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options which do not so qualify, stock appreciation rights, restricted stock, performance units, performance shares, share awards and phantom stock. The persons eligible to receive grants under the stock incentive plan will include our officers, employees and consultants. The stock incentive plan will be designed so that options, performance awards and stock appreciation rights will comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code and so that all awards will comply with the conditions for exemption from the short-swing profit recovery rules of Rule 16b-3 under the Securities Exchange Act of 1934. Our board of directors or a committee that consists of at least two of our non-employee directors will administer the stock incentive plan. We expect that the compensation committee of our board of directors will serve as the committee that administers the plan. Generally, the committee will have the right to grant options and other awards to eligible individuals and to determine the terms and conditions of options and other awards, including the vesting schedule and exercise price of options. The stock incentive plan will provide that the term of any option may not exceed ten years. The stock incentive plan will also provide for accelerated vesting in some circumstances following a change of control, other than the spin-off.

    In connection with the completion of this offering, we expect to grant nonqualified stock options and restricted stock units to various employees, including our executive officers, under the stock incentive plan. An aggregate
of          shares of common stock will be issuable upon the exercise of the options, and the exercise price of the options will be the initial public offering price. The options will have a term of ten years, and they will become vested on the third anniversary of the completion of this offering. The restrictions on the restricted stock units will lapse in full on the third anniversary of the completion of this offering, and, at that time, the restricted stock units will be converted into shares of our common stock.

    The terms of the stock options and the restricted stock units granted to our executive officers and various other employees will provide for pro rata vesting in a portion of the stock options and/or restricted stock units held by the covered participant in the event of termination without cause within three years following the completion of this offering, subject to non-competition and non-solicitation provisions. All cash payments, and any gains realized by or payments made to a covered employee in connection with stock options or restricted stock units, will be subject to forfeiture or "claw back", which means that if options are exercised, the proceeds from such exercise must be returned to us if the covered employee violates the non-competition or non-solicitation provision.

    In addition, we expect to grant restricted stock units to Richard T. Clark under the stock incentive plan as of the completion of this offering. The amount of restricted stock units will be determined by dividing $2.5 million by the initial public offering price. These restricted stock units will vest two months after the spin-off, and will be payable as shares of common stock in three equal annual installments commencing on the day they vest. Instead of receiving these shares, Mr. Clark may elect to defer the units into the MedcoHealth Solutions, Inc. Deferred Compensation Plan described below. These amounts will ultimately be paid out as shares of common stock.

    Mr. Clark will also be granted an option to purchase a number of shares of common stock under the stock incentive plan. The number of these shares subject to the option is three times the number of restricted stock units described above. The per share exercise price of the option will be the initial public offering price. The option will vest two months after the spin-off and, subject to certain conditions, will be exercisable for ten years from the completion of this offering, provided that Mr. Clark is employed by either us or Merck.

    The following table sets forth the face values of underlying shares of our common stock that are covered by the options and the restricted stock units we intend to grant in connection with this offering. The numbers of shares covered by these stock options and restricted stock units will be determined by dividing the stated face values by the initial public offering price of our common stock.


                                                                      Face value of
                                                        Face value of  restricted
                                                        stock options  stock units
                                                        ------------- -------------
Richard T. Clark.......................................
Timothy C. Wentworth...................................
Sandra E. Peterson.....................................
Robert J. Blyskal......................................
Roger A. Jones.........................................
All executive officers as a group (13 persons).........
Non-executive officer employees as a group (   persons)

MedcoHealth Solutions, Inc. Executive Severance Plan

    We intend to adopt the MedcoHealth Solutions, Inc. Executive Severance Plan for our executive officers prior to the completion of this offering to alleviate concerns that their employment may be terminated in connection with this offering or the spin-off. We expect that severance pay and benefits will be available to our executive officers under the plan in the event of a termination of employment without cause within three years following the completion of this offering. We expect that the benefits available to our executive officers would consist of (1) a cash payment equal to one year of base salary plus pro rata bonus and (2) payment of up to twelve months of premiums for COBRA continuation coverage. See "--Compensation and Employee Benefit Plans--MedcoHealth Solutions, Inc. 2002 Stock Incentive Plan".

Annual Incentive Plan

    During the 2002 calendar year, our employees, including our executive officers, will continue to participate in Merck's executive and annual incentive plans, and we will reimburse Merck for any bonus payments made to our employees under those plans. For the 2003 calendar year, we intend to adopt our own annual incentive plan pursuant to which we will make annual cash bonuses to our employees, including our executive officers, to provide them with an incentive to carry out our business plan and to reward them for having done so. We intend to set performance goals in each fiscal year at the beginning of the fiscal year, and we intend to determine the bonuses based on an evaluation of our performance in light of those goals.

MedcoHealth Solutions, Inc. Deferred Compensation Plan

    We intend to adopt the MedcoHealth Solutions, Inc. Deferred Compensation Plan after the completion of this offering. The plan will be a non-qualified deferred compensation plan maintained by us for a select group of our management and highly compensated employees. Although we have not determined the terms and conditions of the plan, we expect that participants will have the opportunity to defer a portion of their annual cash compensation under the plan. We also expect that participants will have the opportunity to allocate these deferrals among different investment options available under the plan. Some of the participants in our plan may also have been participants in Merck's deferred compensation program, and we expect that we will consider assuming the liabilities of some or all of these participants from the Merck deferred compensation program and causing Merck to be released from these liabilities.

Employment Contracts, Termination of Employment and Change-in-Control
Arrangements

    We are a party to agreements with some of our executive officers and other employees, including Richard T. Clark, one of our named executive officers. These agreements provide that the covered employees will refrain from competitive activity during and within one or two years after termination of their employment. The competitive activity covered by the agreements includes providing services to our competitors, soliciting our employees and customers, and disclosing our confidential information. Under some of these arrangements, in consideration of these covenants, the covered employees are entitled to receive a cash payment equal to up to one year of base salary and employee benefits for some period up to one year. We and Merck will agree that we will be responsible for any payments and benefits due under these agreements.

Merck-Medco 2001 Employee Stock Purchase Plan

    We currently maintain the Merck-Medco 2001 Employee Stock Purchase Plan. The plan permits some of our full-time employees who earn less than $120,000 base pay per year to purchase shares of

Merck common stock at 85% of their fair market value periodically through accumulated payroll deductions during consecutive three-month plan offerings. Each employee may use up to 10% of gross pay for these purchases, although the fair market value of the shares purchased may not exceed $25,000 for any calendar year. Initially, 800,000 shares of Merck common stock were reserved for issuance under the plan (subject to adjustments in the event of changes in Merck's capitalization). The plan will terminate automatically in December 2004 or when the maximum number of shares has been purchased, whichever is earlier, or at the discretion of the Merck board of directors. Shares purchased under the plan are not eligible for the tax treatment provided under Section 423 of the Internal Revenue Code. In connection with the spin-off, we will consider either amending this plan or replacing it with an employee stock purchase plan covering shares of our common stock.

Retirement Benefits

    401(k) Savings Plan. We currently maintain the Merck-Medco Managed Care 401(k) Savings Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. The plan permits participants to make pre-tax deferrals of up to 15% of their base salary or base wages (10% in the case of highly compensated participants). We make a matching contribution for each participant of up to 4.5% of the participant's base salary or base wages (depending on the participant's deferrals). In general, participants become vested in these matching contributions at a rate of 25% per year beginning upon the completion of two years of service.

    Cash Balance Plan. We currently maintain the Medco Cash Balance Retirement Plan for the benefit of substantially all of our employees, including our executive officers. The plan is tax-qualified under Section 401 of the Internal Revenue Code. We also maintain a non-tax-qualified excess plan to pay to a select group of management and highly compensated employees benefits that are earned but not payable from the Cash Balance Plan due to compensation and benefit limitations imposed on qualified plans. Under the plans, during each year of participation, participants are credited with benefit accruals equal to a percentage of base salary or base wages. Participants are also credited with interest credits on these benefit accruals. In general, participants become fully vested in their accrued benefits under the plans at a rate of 20% per year beginning upon the completion of three years of credited service. We make contributions under the tax-qualified plan at times and in amounts necessary to provide the benefits under the plan, as required by law. We do not, however, guarantee either the making of contributions or the accrual of benefits under this plan. The excess plan is unfunded.


    On May 16, 2002, the Pension Benefit Guaranty Corporation, or PBGC, sent a letter to Merck requesting a meeting to discuss the Medco Cash Balance Retirement Plan. In that letter, the PBGC indicated that it has determined, on the basis of a hypothetical plan termination, and actuarial assumptions, that the plan is underfunded by approximately $32 million. Under assumptions used to develop our financial statements at December 29, 2001, which assume continuation of the plan, the underfunded status of the plan was approximately $4 million. The PBGC's use of a hypothetical termination is customary, reflecting its obligation to insure defined benefit plans like the Medco plan and should not be interpreted as reflecting any intention by us or the PBGC to terminate the plan. We do not have any intention to terminate the plan, and will continue to work with the PBGC to resolve this matter.


Indebtedness of Management to Us

    In January 1999, we granted Timothy C. Wentworth, our Executive Vice President, Client Strategy and Service, a relocation loan of $200,000 at a zero percent annual interest rate. We will forgive this loan at the rate of 25% per year over four years. The largest amount outstanding under the loan during 2001 was $100,000. As of January 2002, the loan had an outstanding balance of $50,000. The remaining principal balance will be forgiven on December 31, 2002.

            RELATIONSHIPS BETWEEN OUR COMPANY AND MERCK & CO., INC.


    Our predecessor companies, including Merck-Medco Managed Care, L.L.C., have conducted our PBM business since 1983, and since 1993, we have been wholly owned by Merck, a global pharmaceutical company. In May 2002, pursuant to our separation agreement with Merck, Merck-Medco Managed Care, L.L.C. converted from a limited liability company to a Delaware corporation and changed its name to MedcoHealth Solutions, Inc.


Historical Relationship With Merck


    We have been a wholly owned subsidiary of Merck since 1993. As a result, in the ordinary course of our business, we have received various services provided by Merck, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources and procurement, as well as other corporate services. Merck has also provided us with the services of a number of its executives and employees. Our historical financial statements include allocations by Merck of a portion of its overhead costs related to such services to us. These cost allocations have been determined on a basis that we and Merck consider to be reasonable reflections of the use of services provided or the benefit received by us. Costs allocated to us by Merck for services performed by Merck on our behalf totaled $24.4 million in 1999, $25.4 million in 2000, $26.4 million in 2001 and $6.9 million in the first quarter of 2002.



    In addition to the general and administrative costs described above, we recorded purchases of prescription drugs from Merck for sale through our home delivery pharmacies, at a price that we believe approximates the price an unrelated third party would pay. The cost of these products is included in our cost of revenues. Purchases of home delivery inventory from Merck included in cost of revenues totaled $909.4 million in 1999, $1,106.4 million in 2000, $1,344.7 million in 2001 and $354.7 million in the first quarter of 2002. The cost of purchases from Merck represented approximately 6% of the total cost of revenues in 1999 and approximately 5% in each of 2000, 2001 and the first quarter of 2002. Historically, we recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by our home delivery pharmacies or through our retail pharmacy network. The gross rebates recorded as received from Merck totaled $266.7 million in 1999, $350.5 million in 2000, $439.4 million in 2001 and $115.6 million in the first quarter of 2002, which were recorded in cost of revenues. In 2001, rebates from Merck accounted for approximately 14% of the rebates we earned that contributed to our net income.



    We also generate revenues from sales to Merck of pharmaceutical benefit management and other services. These net revenues were $39.7 million in 1999, $72.9 million in 2000, $99.9 million in 2001 and $28.3 million in the first quarter of 2002. Revenues derived from sales to Merck were not material in relation to overall revenues during these years.



    For additional information about our relationship with Merck, see Note 10 to our audited consolidated financial statements and Note 5 to our unaudited interim consolidated financial statements included elsewhere in this prospectus.


Merck as Our Controlling Stockholder

    Immediately prior to this offering, Merck will be our sole stockholder. Upon completion of this offering, Merck will continue to own at least 80.1% of the outstanding shares of our common stock. For as long as Merck continues to beneficially own 50% or more of the outstanding shares of our common stock, Merck will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations involving our company, the acquisition or

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disposition of assets by our company, the incurrence of indebtedness by our company, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Merck will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of our company and will have the power to take other actions that might be favorable to Merck.


    Merck has announced that, following this offering, it intends to distribute its remaining equity interest in us to its stockholders in a transaction intended to be tax-free to Merck and its U.S. stockholders. We refer to this transaction as the spin-off or distribution. The spin-off will be subject to a number of conditions, including the receipt by Merck of a favorable tax ruling from the Internal Revenue Service that its distribution of its shares of MedcoHealth to Merck stockholders qualifies as a tax-free spin-off under
Section 355 of the Internal Revenue Code and will be tax-free to Merck and its U.S. stockholders. The spin-off will also be subject to other closing conditions some of which are more fully described below under "--Agreements Between Us and Merck--Master Separation and Distribution Agreement". Merck has advised us that, while the spin-off may occur sooner, the 12 month time frame is necessary to satisfy the closing conditions of the spin-off. Although Merck has not undertaken any binding commitment to effect the spin-off, we are not aware of any circumstances under which Merck will not effect the spin-off if all of these conditions are satisfied. Merck has advised us that it filed a private letter ruling request with the Internal Revenue Service in April 2002. Typically, it takes approximately six months from the date of submission of a ruling request for the Internal Revenue Service to make a determination. We cannot assure you that it will not take longer for the Internal Revenue Service to rule on Merck's request or that the Internal Revenue Service will issue a favorable ruling. While Merck expects the spin-off to occur within 12 months after this offering it may not occur in that time period or at all, and Merck may, in its sole discretion, change the terms of the spin-off or decide not to complete the spin-off. If the spin-off does not occur, the risks relating to Merck's control of us, our directors' conflicts of interest, and the potential business conflicts of interest between Merck and us will continue to be relevant to our stockholders. For a further discussion of these risks, see "Risk Factors--If Merck does not complete the spin-off, we will continue to be controlled by Merck".


Agreements Between Us and Merck

    This section describes the material provisions of agreements between us and Merck relating to this offering and our relationship after this offering. The description of the agreements is not complete and, with respect to each material agreement, is qualified by reference to the terms of the agreement, which has been filed as an exhibit to the registration statement of which this prospectus is a part. We encourage you to read the full text of these material agreements. We will enter into these agreements with Merck prior to the completion of this offering in the context of our relationship as a wholly owned subsidiary of Merck and our separation from Merck. The prices and other terms of these agreements may be less favorable to us than those we could have obtained in arm's-length negotiations with unaffiliated third parties for similar services or under similar agreements. See "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck--We may have potential business conflicts of interest with Merck".

    Master Separation and Distribution Agreement. The master separation and distribution agreement, which we refer to sometimes as the separation agreement, contains the key provisions relating to the separation of our business from Merck, this offering and the subsequent spin-off by Merck to its stockholders of the shares of our common stock that it will continue to hold after this offering.

    The Separation. On the day we close this offering, the separation date, Merck and we will deliver ancillary agreements governing various interim and ongoing relationships between Merck and us following the separation date. These ancillary agreements include:

   .  a managed care agreement;

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   .  a transition services agreement;

   .  an indemnification and insurance matters agreement;

   .  a tax responsibility allocation agreement;

   .  a patient assistance program agreement;

   .  an eHealth services agreement;

   .  a point-of-care data services agreement;

   .  an employee matters agreement;

   .  an employee leasing agreement;

   .  a data flow continuation agreement;

   .  a registration rights agreement;

   .  a confidential disclosure agreement;

   .  an integrated prescription drug program master agreement;

   .  a research study agreement; and

   .  a consumer marketing data services agreement.


    To the extent that the terms of any of these ancillary agreements conflict with the separation agreement, the terms of these ancillary agreements will govern. We describe these agreements more fully below.


    Realignment Transactions. Under the separation agreement, the following transactions have or will have occurred before the closing of this offering:


   . we will have distributed to Merck our entire ownership interest in, or all of the common stock we hold of, several of our subsidiaries that are unrelated to our business; and


   . we converted from a limited liability company to a Delaware corporation and, in connection with this conversion, we changed our name to MedcoHealth Solutions, Inc. and our board of directors declared a dividend of $1,500 million to Merck.



    The dividend is being paid to Merck, our sole stockholder prior to completion of this offering, at Merck's request.



    Treatment of Intercompany Accounts. Under the terms of the separation agreement, Merck and we will settle all intercompany accounts between us as of the separation date by applying the balance of the net intercompany receivable from Merck to us at December 29, 2001 against Merck's net investment in our equity. Effective December 30, 2001, intercompany payables/receivable arising from transactions occurring subsequent to that date will be settled in cash.


    The Initial Public Offering. Under the separation agreement, we are obligated to use our reasonable commercial efforts to satisfy various conditions before we complete this offering. Under the separation agreement, this offering is subject to the following material conditions, each of which may be waived by Merck:


   . We must have borrowed $1,500 million either under the senior unsecured credit facility and through the notes offering or under the senior unsecured credit facility alone, to allow us to pay Merck the $1,500 million dividend; and


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   .  Merck must not have terminated the separation agreement.

    The Spin-off. Merck has stated that it intends, within 12 months after this offering, to spin-off its remaining shares of our common stock to its stockholders by means of a pro rata distribution. We have agreed to cooperate with Merck to effect the spin-off and, to the extent that Merck requests, we will:

   . prepare and send to Merck's stockholders information concerning us, the spin-off and other matters that Merck reasonably determines is necessary or required by law before the spin-off becomes effective;

   . prepare and file with the SEC the documentation to effect the spin-off and use our reasonable commercial efforts to obtain all necessary approvals from the SEC;

   . prepare and file with the NYSE an application to list the shares that will be distributed in the spin-off and use our reasonable commercial efforts to have those shares listed on the NYSE; and

   . take the actions necessary under the securities or blue sky laws of the United States and any comparable laws under any foreign jurisdiction.

    Merck may, at its sole discretion, change the terms of the spin-off, including the date of the spin-off, or decide not to complete the spin-off or to distribute shares of our common stock to its stockholders in another manner. Merck intends to complete the spin-off only if the following conditions are met, any of which Merck may waive:

   . the IRS must have issued a favorable tax ruling on the tax-free status of the spin-off to Merck and its U.S. stockholders and that the spin-off qualifies as a tax-free spin-off under Section 355 of the Internal Revenue Code;

   . all material government approvals necessary to complete the spin-off must be in effect;

   . no legal restraints may exist preventing the spin-off and no other event outside the control of Merck has occurred or failed to occur that prevents the completion of the spin-off; and

   . nothing may have happened that makes the spin-off inadvisable in the judgment of Merck's board of directors.

    Information Exchange. We and Merck have agreed to share information with each other for use,

   .  to satisfy reporting, disclosure, filing and other obligations;

   .  in connection with legal proceedings;

   .  to comply with obligations under the agreements between Merck and us; and

   . in connection with the ongoing businesses of Merck and our company as it relates to the conduct of these businesses before the spin-off as long as no law or agreement is violated, it is not commercially detrimental to us or Merck, and no attorney-client privilege is waived.

    Merck and we have also agreed:

   . to maintain adequate systems and controls to allow the other to satisfy its own reporting, accounting, audit and other obligations;

   . to use reasonable commercial efforts to retain information that may be beneficial to the other; and

   . to use reasonable commercial efforts to provide the other with employees, personnel, officers or agents for use as witnesses in legal proceedings and any books, records or other documents that may be required by the other party for the legal proceedings.

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    Auditing Practices.  We have agreed:

   . not to select an independent accounting firm different from Merck's for fiscal years after 2001 that include any financial reporting period for which our financial results are consolidated with Merck's financial statements;

   . to use reasonable commercial efforts to cause our auditors to date their opinion on our audited annual financial statements on the same date as Merck's auditors' date their opinion on Merck's consolidated financial statements and to enable Merck to meet its timetable for the printing, filing and the dissemination of its annual financial statements to the public for years that include any financial reporting period for which our financial results are consolidated with Merck's financial statements;

   . to provide Merck with all relevant information that Merck reasonably requires to enable Merck to prepare its quarterly and annual financial statements for quarters or years that include any financial reporting period for which our financial results are consolidated with Merck's financial statements;

   . to grant Merck's internal auditors access to the personnel performing our annual audits and quarterly reviews and the related work papers; and

   . not to change our accounting principles, or restate or revise our financial statements, if doing so would require Merck to restate or revise its financial statements for periods in which our financial results are included in Merck's consolidated financial statements unless we are required to do so to comply in all material respects, with generally accepted accounting principles and SEC requirements.

    MedcoHealth Board Representation. Although Merck has announced that it intends to distribute the remaining shares of our common stock that it holds to its stockholders, neither Merck nor we can be certain whether or when the spin-off will occur. Consequently, we have agreed that so long as Merck beneficially owns 50% or more of our common stock:

   . Merck will be entitled to designate for nomination by our board of directors a majority of the members of our board of directors; and

   . Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, a majority of the members on our board's audit and compensation committees and at least one member of each other committee.

    We have also agreed that if Merck should beneficially own more than 20% but less than 50% of our common stock:

   . Merck will be entitled to designate for nomination by our board of directors a number of directors proportionate to the percentage of voting power represented by the shares of our common stock held by Merck; and

   . Merck will be entitled to designate, subject to applicable rules and independence requirements of the NYSE, at least one member of each committee of our board of directors.

    We have agreed to use our best efforts so that our stockholders elect Merck's designees.

    Merck may assign its above representation rights to any party to which Merck transfers shares representing 20% or more of our outstanding common stock.

    Planned Resignations. The separation agreement provides that those of our directors and officers, other than Richard T. Clark, who are also officers or employees of Merck or any of its

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subsidiaries or affiliates and who will continue as officers or employees of
Merck or any of its subsidiaries or affiliates after the spin-off, will resign as directors or officers of our company immediately before the spin-off.

    Merck's Right to Acquire Shares. So long as Merck owns at least 80.1% of our outstanding equity and voting power, it will have a continuing right to purchase shares of our common stock from us prior to our making any share issuance to allow Merck to continue to own at least 80.1% of our outstanding equity and voting power on a fully diluted basis after that issuance. The purchase price for these shares would be at prevailing market prices measured by the volume-weighted average for the 20 consecutive trading days prior to notice of exercise or, in the case of a public offering of our common stock for cash, a price per share equal to the initial public offering price less underwriters' discounts and commissions. This right to purchase shares of our common stock will terminate when Merck owns less than 80% of our outstanding equity and voting power.


    Credit Support Releases. We have agreed to use commercially reasonable efforts to cause Merck to be released unconditionally from all credit support obligations that Merck issued for our benefit. If we do not obtain releases for all credit support obligations, in the event that Merck is required to indemnify us for certain liabilities, Merck will have the right to offset any amounts paid by Merck with respect to the credit support obligations against any obligations Merck may have to us. Additionally, we have agreed to indemnify Merck from all liabilities relating to these credit support obligations and that Merck will have the right to obtain, at our expense, insurance coverage to cover any such liabilities.


    Patent License. We have granted to Merck a worldwide, non-exclusive, non-royalty bearing, irrevocable license to use our existing and proposed patents.

    Non-competition. Under the separation agreement, we have agreed that, for five years after the separation date, neither we nor any of our current or future affiliates will engage in any activities or lines of businesses similar to the development, manufacture or marketing of human or animal health products, other than the conduct of the PBM business by us in accordance with our practices before the separation date. We will, however, be permitted during this five-year period to make acquisitions of and investments in any company that conducts these prohibited activities or businesses if these activities or businesses of the acquired company do not represent more than 20% of that company's consolidated revenues or net income.

    In addition, if we acquire a company that conducts prohibited businesses and activities and we subsequently determine to dispose of any of those prohibited activities or businesses within five years of the separation date, we will be required to provide Merck with a right of first offer to acquire the activities or businesses to be disposed.

    Our agreement not to compete with Merck does not apply to any person who becomes an affiliate of ours after the separation date as a result of acquiring our shares.


    Use of Merck Name and Mark. After the separation date, Merck will continue to own all rights in the "Merck" name and logo. We will be required to remove the "Merck" name from the names of our subsidiaries and stop using the "Merck" name and logo shortly after the separation date. However, so long as we are a subsidiary of Merck, we may indicate on any signs, letterheads, business cards, invoices or other business forms or promotional material that we are a subsidiary of Merck.


    Expenses. Merck will pay all out-of-pocket costs and expenses incurred by Merck and us related to our conversion to a corporation, the realignment transactions, the separation, the spin-off and this offering, including all underwriting fees, discounts and commissions incurred for this offering. We will pay all out-of-pocket costs and expenses incurred by Merck and us related to the notes offering and our credit facility, including all underwriting fees, discounts and commissions incurred for the notes offering and our credit facility.

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    Termination and Amendment of the Agreement.  Merck may amend the separation agreement at any time prior to the closing of this offering without our approval. Merck in its sole discretion can terminate the separation agreement and all ancillary agreements at any time before the closing of this offering. Neither we nor Merck may terminate the separation agreement at any time after the closing of this offering unless the other agrees.

    Managed Care Agreement.


    General. In connection with the offering and our separation from Merck, we will enter into a managed care agreement with Merck. The agreement sets forth our obligations with respect to the inclusion of Merck patented products in formularies for our clients' plans and access of our clients' members to Merck patented products, and our opportunities to earn rebates with respect to the utilization of these products by these plans. The agreement contains a number of terms that are not contained in, or are substantially different from comparable provisions of, our agreements with other pharmaceutical manufacturers.



    Our historical financial statements include recorded rebates from Merck based upon the volume of Merck prescription products dispensed either by our home delivery pharmacies or through our retail pharmacy networks and the level of control we exercise over drugs utilized at our clients' plans. The gross rebates recorded as received from Merck totaled $266.7 million in 1999, $350.5 million in 2000 and $439.4 million in 2001. Taking into account anticipated changes in volume and mix of Merck products dispensed to members of our clients' plans and assumptions regarding aggregate sales of Merck products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn in the first year under the agreement will generally be comparable to the level of rebates under the arrangements that were in effect in 2001.


    Term and Termination. The agreement will become effective on the earlier of the completion of this offering and July 1, 2002 and remain in effect until July 1, 2007. Merck may terminate the agreement on 120 days' notice, except that any such termination by Merck cannot occur before July 1, 2003. We and Merck may also terminate the agreement at any time by mutual agreement. We do not have any right to terminate the agreement unilaterally.

    Access, Best Efforts and Market Share Obligations. The agreement will provide that we must comply with various obligations to:


   . make Merck products available to our clients' members on particular terms, except with respect to a Merck product under a plan where the client has unilaterally removed from the client's formulary all pharmaceutical products in the therapeutic category that includes that Merck product or in any case in which compliance would have a clear and objective material adverse economic impact on a client;



   . use our best efforts to avoid any practices that restrict or discourage use of Merck products under our plans and not take any action to prefer other products, in each case except for clear and objective safety reasons or where such actions would have a clear and objective material adverse economic impact on a client, and to encourage utilization of Merck products where medically appropriate; and


   . maintain the aggregate quarterly market share of Merck products in all of our plans at or above a specified level.

    We may be bound to comply with some of these obligations even with respect to plans for which we do not control plan design or other decisions that affect members' access to Merck products.

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    Our specific obligations under these provisions are as follows:


        Access Obligations. During the term of the agreement, we must ensure that Merck patented products are available to our clients' members on a no less favorable clinical or economic basis, and maintain the access of our clients' members to Merck patented products (including the status of Merck patented products in our clients' formularies) with at least as favorable status relative to competitive products, as at January 1, 2002 (or, in the case of plans added after that date and prior to April 1, 2002, as at March 31, 2002). For plans for which we commence benefit management or administration services after April 1, 2002, we must ensure that Merck patented products are available to our clients' members with no less favorable access, and on a no less favorable clinical or economic basis, than any competitive product. These provisions do not preclude us from adding new competitive products to our clients' formularies or reducing the status of Merck products solely for clear and demonstrated objective safety reasons. Moreover, we will not be in breach of these provisions if we do not comply with respect to a Merck product as a result of a client's unilateral removal from a client's formulary of all pharmaceutical products in the therapeutic category that includes that Merck product. However, Merck will be entitled to elect not to pay us formulary access rebates for sales of that Merck product under the applicable plan. We will also not be in breach of these provisions in any case in which compliance would have a clear and objective material adverse economic impact on a client, but Merck will be entitled to elect not to pay us formulary access rebates for sales of Merck products under the plan. See "--Reduction of or Ineligibility for Rebates".


        Within four months from the introduction of a new product by Merck we must ensure that the pharmacy and therapeutics committee responsible for each of the plans we manage or administer reviews that product for potential inclusion in its formulary. We must comply with the access obligations described above no later than 30 days after the relevant committee approves a new Merck product for inclusion in a plan's formulary.




        With respect to plans that have their own pharmacy and therapeutics committee or use formularies not adopted with substantial input from us, our "access" obligations under the provisions described above are limited to our "best efforts". This applies to a minority of our plans, typically large managed care and Blue Cross/Blue Shield plans.



        If we breach the "access" obligations described above with respect to any plan for any quarter, we will not be eligible to receive certain formulary access rebates for sales of Merck products under that plan, as described below, and Merck may be entitled to seek damages or injunctive relief.


        Best Efforts. We must use our best efforts to avoid any practices that restrict or discourage use of Merck products under our plans and not take any action to prefer other products over Merck products, in each case except for clear and objective safety reasons or where those actions would have a clear and objective material adverse economic impact on a plan sponsor, and to encourage utilization of Merck products where medically appropriate. If we breach this obligation, Merck may be entitled to seek damages or injunctive relief.


        Commitment to Maintain Merck Market Share Levels.   For any quarter
    beginning on or after July 1, 2002, the level of rebates we have the opportunity to earn under the managed care agreement will decline if the dollar-weighted ratio of (a) our market shares of Merck products under eligible plans we manage or administer to (b) the national third-party market shares of Merck products (excluding prescriptions under plans we manage or administer) is below approximately 1.30 to 1. We will not receive any rebates for that quarter and must pay Merck a substantial percentage of its lost revenues as liquidated damages if that ratio falls below approximately 1.23 to 1. That ratio was approximately 1.37 to 1 for the quarter ended December 29, 2001.




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    Rebates.  We may be eligible to earn rebates under the agreement, subject to reduction (possibly down to zero) under circumstances described below under "Reduction of or Ineligibility for Rebates".



        Formulary Access Rebates. For the quarter ended June 30, 2002, Merck will continue to provide rebates, including incentive rebates, to us at the rebate levels set forth in the pricing grant from Merck to us as in effect at March 31, 2002. With respect to each quarter commencing July 1, 2002, Merck is required to pay us a formulary access rebate equal to an agreed percentage of the catalog price of each Merck patented product multiplied by the number of units sold under eligible plans for which we manage or administer the formulary. Zocor has the highest sales revenue of all Merck products within the plans managed or administered by us and accounts for a higher proportion of rebates we receive than any other Merck product. We will receive a higher level of formulary access rebates with respect to utilization of Zocor by certain plans that Merck determines have high control over utilization of products in the therapeutic category that includes Zocor than with respect to utilization of Zocor by other plans managed or administered by us, subject to a maximum level of rebates for utilization of Zocor by all plans we manage or administer.



        Market Share Rebates. In addition, to the extent that the aggregate dollar weighted market share of all Merck products under all eligible plans we manage or administer exceeds the aggregate dollar weighted national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) during that quarter by more than the agreed differential, Merck shall pay us a market share rebate equal to an agreed percentage of our total sales of Merck products under eligible plans, subject to an agreed cap. In addition, if we have achieved a market share differential with respect to sales of Zocor under the plans we manage or administer for the four quarters ending each June 30 during the term of the agreement equal to or greater than the market share differential between sales of Zocor under the plans we manage or administer and the national third-party market share for Zocor (excluding prescriptions under the plans we manage or administer) as of December 31, 2001, less an agreed reduction, we may be entitled to receive additional market share rebates with respect to sales of Zocor. The amount of these rebates combined with all Zocor formulary access rebates will not exceed in the aggregate the maximum level of formulary access rebates we are eligible to receive with respect to sales of Zocor under the agreement. These rebates are subject to reduction (possibly down to zero) based upon the same factors that result in a reduction of the formulary access rebates we would otherwise receive.


    Best Price Rule. Under the federal Medicaid rebate statute, manufacturers must provide rebates on all drugs purchased by the Medicaid program. Manufacturers of brand name products must provide a rebate equivalent to the greater of (a) 15.1% of the "average manufacturer price", or AMP, to wholesalers for products distributed to the retail class of trade and (b) the difference between AMP and the "best price" to customers other than the Medicaid program, with certain exceptions. Merck will not pay us any rebate to the extent that, in Merck's judgment, the payment of that rebate would result in the establishment of a new "best price" for any Merck product within the meaning of the federal Medicaid rebate statute. In that circumstance, Merck will reduce the rebate it pays to us to the level necessary in Merck's judgment to avoid establishing a new "best price."

    Commercially Reasonable Efforts. For years after 2002, Merck has agreed to use commercially reasonable efforts to provide us the opportunity to earn aggregate price reductions for sales of Merck products that are competitive with the price reductions offered by Merck to the pharmacy benefit management company that during that year receives the greatest aggregate price reductions from Merck out of a peer group of PBMs. If we believe Merck has failed to discharge this obligation for any of the years 2003, 2004 and 2005, then, unless we breached certain of our covenants in the relevant year, we may require a review of Merck's performance of this obligation by a nationally recognized

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accounting firm. If based on factors established in the agreement, the independent accounting firm determines that Merck has not complied with this obligation, the accounting firm has the right to award us an additional rebate to compensate us for that breach. The accounting firm may not consider the fact that we may lose some or all of our rebates or incur liquidated damages for failure to meet our obligations under the agreement in determining whether to award us an additional rebate. Any additional rebate will be payable over the four quarters beginning July 1 of the year following the year in which Merck failed to perform its obligation. Merck's obligation to pay any additional rebate amount is subject to the payment not violating the "best price" provision described above. We are not entitled to any other remedy for breach of this provision.


    Amounts of Rebates. Taking into account anticipated changes in volume and mix of Merck products dispensed to our plan members and assumptions regarding aggregate sales of Merck products under the plans we manage or administer, we estimate that the level of gross rebates we have the opportunity to earn in the first year under the agreement will generally be comparable to the level of imputed rebates under the arrangements that were in effect in 2001. The actual 2001 rebates, however, were calculated without taking into consideration the provisions regarding reduction or loss of rebates described below.



    Reduction of or Ineligibility for Rebates. In the past, the aggregate market share of Merck products under plans we manage or administer has exceeded the aggregate market share of Merck products from sales to other Merck customers. The amount of formulary access rebates and market share rebates we receive from Merck for any quarter will be reduced proportionately for each one percentage point by which the ratio expressed as a percentage of (a) our dollar weighted market share of Merck products under eligible plans we manage or administer to (b) the dollar weighted national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) for that quarter is less than the same ratio for the quarter ended December 31, 2001, subject to certain adjustments. We will not receive any formulary access rebates or market share rebates for any quarter in which this ratio is more than seven percentage points below the ratio at December 31, 2001.



    In addition, we will not receive any formulary access rebate in respect of sales of Merck products under an individual plan for any quarter in which we breach any of the access obligations described above in connection with that plan. If we breach certain other covenants contained in the agreement in any quarter, we will not be entitled to receive any formulary access or market share rebates for that quarter. Furthermore, if we fail in any quarter to comply with the access requirements with respect to a Merck product because a client unilaterally removes from a plan's formulary all pharmaceutical products in the therapeutic category that includes that Merck product, Merck may elect not to pay us formulary access rebates for sales of that product under that plan during that quarter even though we will not have breached the agreement. Similarly, if in any quarter we do not comply with the agreement's access requirements with respect to Merck products that represented 20% or more of sales to a plan of all Merck products because compliance would have a clear and objective material adverse economic impact on the client, although not a breach of the agreement, Merck will have the right to elect not to pay us formulary access rebates for sales of Merck products under that plan during that quarter.



    Withdrawal of Merck Products. Merck may also at any time withdraw any of its products other than Zocor from the terms of the agreement, in which case we will not be entitled to rebates for sales of that product under our plans but our access obligations with regard to that product will also cease. Merck may withdraw Zocor from the terms of the agreement only if, for two consecutive quarters, the market share of Merck products under eligible plans we manage or administer does not exceed a level based on a formula utilizing the national third-party market share of Merck products (excluding prescriptions under plans we manage or administer) for the quarter ended December 31, 2001, subject to certain adjustments.

    Liquidated Damages. In addition to not being eligible to receive rebates, if we fail to maintain the minimum weighted Merck market share levels to which we have committed in any quarter, we are required to pay to Merck, as liquidated damages, an agreed percentage of the lost revenues resulting from the failure to maintain the required weighted market share for that quarter. The agreed percentage represents a substantial majority of Merck's lost revenues.


    Purchase Requirements. After the spin-off, we must purchase directly from Merck all Merck products to be dispensed by our home delivery pharmacies in accordance with Merck's standard terms and conditions in effect at the time of shipment, including Merck's catalog prices and prompt payment discounts.

    Disputes. Any disputes under the agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator must apply solely principles of law. Merck is entitled to seek specific performance of our obligations under the access, market share, best efforts, audit, exclusive purchase and other provisions of the agreement, including injunctive relief, in an arbitration proceeding or in court, without first complying with the arbitration provision of the agreement.


    Indemnification; Set-Off Rights. We must indemnify Merck and its affiliates and representatives against any and all losses, claims, damages or liabilities to any third party, including clients, plans and members of plans, in connection with or as result of the agreement or the activities carried out pursuant to the agreement.


    In addition to any other remedies to which Merck may be entitled under the agreement or any other intercompany agreements entered into by Merck and us or our respective affiliates in connection with the separation, Merck shall have the right to satisfy any amounts we or our affiliates owe to Merck or any of its affiliates and representatives under the agreement or any other intercompany agreements we enter into in connection with the separation or any other agreement or arrangement existing between any us and Merck or our affiliates, by means of an offset against any amounts Merck owes to us under the agreement.


    Access to Our Clients. Merck has the right to engage in discussions with any client, that indicates that it may be interested in working directly with Merck or that it is contemplating or in the process of terminating its relationship with us as it relates to Merck or any Merck products.


    Assignment and Change in Control. Our rights or obligations under the agreement cannot be assigned, including by operation of law. We will be prohibited from selling to any party businesses or assets representing 5% or more of our net income or net revenue, or 15% or more of any class of our equity securities or of the equity securities of any subsidiary that generated 5% or more of our net revenue or net income, or more than 5% of our assets, unless, at Merck's election, the acquiring party or its ultimate parent agrees to enter into an agreement with Merck containing provisions relating to that party, any plans managed or administered by it, and its affiliates (other than as relating to existing groups of members under those plans, which would not be required to be subject to the agreement), that are substantially similar to our agreement with Merck. These provisions could limit our ability to engage in sales of our stock or assets, or to engage in a merger or change of control transaction, that our stockholders might consider favorable, and may discourage third parties from seeking to enter into business combination transactions with us.

    Classification of Plans. Decisions with respect to the classification under the agreement of new plans, or of existing plans to which certain material changes are made, will be made by Merck acting in its sole discretion. The classification of plans under the agreement will determine whether we are eligible to receive rebates with respect to sales of Merck products to members of those plans and, with respect to Zocor, the level of Zocor rebates we will be eligible to receive. However, if Merck classifies a new plan within a category that does not entitle us to rebates, we will not have any access or market share obligations with respect to that plan.


    Audit Rights. Merck shall have the right, upon at least ten business days' prior written notice, at Merck's expense, to review and audit (or to perform other verification procedures with respect to) data and other documentation relating to us and the plans we manage or administer as Merck deems reasonably necessary to verify our performance and compliance with our obligations under the agreement. Such review and audit or verification may be conducted by Merck at least on a quarterly basis and more frequently on no less than ten business days' prior written notice to us.


    Transition Services Agreement. Merck will provide various interim services to us, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. The costs we incur as a result of these services are expected to be $27.5 million on an annualized basis for 2002. We expect that Merck will generally provide these transition services until January 1, 2003. Merck can terminate this agreement at any time upon 30 days notice. Additionally, Merck can terminate the agreement if we fail to make the payments required under the agreement or otherwise breach the provisions of the agreement and do not cure the breach within 10 days of receiving notice of the breach.


  Indemnification and Insurance Matters Agreement.


    Indemnification. In general, under the indemnification and insurance matters agreement, we will agree to indemnify Merck, its affiliates and each of its and their respective directors, officers, employees, agents and representatives from all liabilities that arise from:



   .  any breach by us of the separation agreement or any ancillary agreement;
      and


   .  any of our liabilities, including all liabilities:

     . reflected on our consolidated balance sheets included in this prospectus;

     . relating to the credit support obligations that were issued by Merck for our benefit before the separation, including any payments made by Merck under these arrangements;

     .  relating to our assets or businesses;

     .  relating to the management or conduct of our assets or businesses;

     . allocated to or assumed by us under the realignment transactions, the separation agreement, the indemnification and insurance matters agreement or any of the other ancillary agreements;


     . arising out of any third party claims relating to the managed care agreement;


     . arising out of third-party claims relating to, or alleging that, the patent license we are granting to Merck or any of the underlying patents infringes upon the rights of any person;


     . relating to various on-going litigation matters in which we are named defendant and any other past or future actions or claims based on similar claims, facts, circumstances or events, whether involving the same parties or similar parties, subject to specific exceptions;



     . relating to claims that are based on any violations or alleged violations of U.S. or foreign securities laws in connection with this offering, the notes offering, the distribution and other transactions relating to our securities and the disclosure of financial and other information and data by us or the disclosure by Merck of financial or other information regarding us; or



     . arising out of any actions or claims based on violations or alleged violations of securities laws by us or our directors, officers, employees, agents or representatives, or breaches or alleged breaches of fiduciary duty by our board of directors, any committee of our board or any of its members, or any of our officers or employees.

    Merck will agree to indemnify us and our affiliates and our directors, officers, employees, agents and representatives from all liabilities that arise from:


   . any breach by Merck of the separation agreement or any ancillary agreement; and


   .  any liabilities:


     . allocated to or to be retained or assumed by Merck under the realignment transactions, the separation agreement, the indemnification and insurance matters agreement or any other ancillary agreement, other than liabilities resulting from a breach of the managed care agreement between Merck and us, which will be governed by the terms of that agreement;


     . incurred by Merck in connection with the management or conduct of Merck's businesses; and

     . arising out of various ongoing litigation matters, subject to specific exceptions.

    Merck will not be obligated to indemnify us against any liability for which we are also obligated to indemnify Merck. Recoveries by Merck under insurance policies will reduce the amount of indemnification due from us to Merck only if the recoveries are under insurance policies Merck maintains for our benefit. Recoveries by us will in all cases reduce the amount of any indemnification due from Merck to us.


    Under the indemnification and insurance matters agreement, a party will have the right to control the defense of third-party claims for which it is obligated to provide indemnification, except that Merck will have the right to control the defense of any third-party claim or series of related third-party claims in which it is named as a party whether or not it is obligated to provide indemnification in connection with the claim and any third-party claim for which Merck and we may both be obligated to provide indemnification. We may not assume the control of the defense of any claim unless we acknowledge that if the claim is adversely determined, we will indemnify Merck in respect of all liabilities relating to that claim. The indemnification and insurance matters agreement does not apply to taxes covered by the tax responsibility allocation agreement.



    Insurance Matters. The indemnification and insurance matters agreement will also contain provisions governing the maintenance by Merck of insurance coverage on our behalf. Merck will agree to maintain pharmacist liability, general liability, directors' and officers', property, automobile, aviation, business travel accident, crime and fiduciary insurance for our benefit for the period before the separation date and, other than directors' and officers' insurance, for different periods after the separation date. The insurance coverage Merck will maintain on our behalf will be subject to various deductibles and limitations on liability. Merck must notify us if it determines that the scope of a type of insurance coverage decreases to a level below that in existence prior to the date of the agreement or that the applicable deductible or the cost of the coverage increases to a level above that in existence prior to the date of the agreement. Merck may cancel our insurance coverage any time after 60 days notice.


    In general, we will agree to reimburse Merck for premium expenses and all other costs and expenses valued at current market rates related to the insurance coverage maintained by Merck for us after the separation date.

    Under the indemnification and insurance matters agreement, we will commit to maintain on our behalf various types of insurance coverage for periods after the separation date. If we fail to maintain the insurance coverage we agree to maintain, Merck may, at its option, elect to maintain coverage for us under Merck's insurance policies. We will be required to reimburse Merck for the premium expenses and all other costs and expenses valued at current market rates that Merck incurs relating to its maintaining coverage under its insurance policies.

    We will also agree that if in Merck's sole discretion our claims under a Merck insurance policy will be reasonably likely to exhaust any portion of the limits of liability under that policy, Merck will be entitled to prevent us from seeking recovery under that policy, unless we either:

   . secure reinstatement of the portion of the limits of liability that in Merck's sole judgment are reasonably likely to be exhausted under the policy as a result of those claim(s); or

   . purchase an insurance policy that replaces that portion of the limits of liability.

Also, if one or more of our claims exhausts any portion of the limits of liability under a Merck insurance policy, we will be required to reinstate the exhausted limits of liability or purchase a replacement insurance policy within 30 days of being notified by Merck of the exhaustion of that portion of the limits of liability under the Merck insurance policy.

    Disputes. Any disputes under this agreement are subject to arbitration. Any arbitration will be conducted by an impartial arbitrator selected by us from a list provided by Merck. The arbitrator is required to apply solely principles of law.

    Offset. Merck will be permitted to reduce amounts it owes us under any of our agreements with Merck, including rebates owed to us under the managed care agreement, by amounts we may owe to Merck under those agreements.


    Assignment. We may not assign or transfer any part of the indemnification and insurance agreement without Merck's prior written consent. Nothing contained in the agreement restricts the transfer of the agreement by Merck.


    Tax Responsibility Allocation Agreement. We and Merck will enter into a tax responsibility allocation agreement that governs certain tax matters between us and Merck. The agreement will provide that, among other things:

   . Merck will be responsible for all of our income taxes prior to the date of this offering;

   . we will be responsible for all of our other taxes, including taxes payable as part of Merck's consolidated group for federal income tax purposes after completion of this offering but prior to the spin-off, calculated as if we were a separate taxpayer;

   . Merck and we each will have certain responsibilities with respect to the preparation and filing of tax returns and the control of tax contests that relate to our business;

   . the tax benefits of certain options granted to our employees prior to this offering will be shared between us and Merck, as specified in the agreement; and

   . we will indemnify Merck for certain actions or events that, if the spin-off occurs, cause the spin-off to be taxable to Merck and/or its stockholders.


   Patient Assistance Program Agreement. Merck and we are currently party to an agreement under which we fill prescriptions covered by Merck's patient assistance programs through our home delivery pharmacies. In connection with this offering, Merck and we will enter into a new patient assistance program agreement which will replace the current agreement under which we will continue to fill prescriptions relating to the patient assistance programs in exchange for a fee. The fee which we receive from Merck will be determined by the volume of prescriptions filled in the patient assistance program and an agreed upon price for filling them. It is expected that the fees in 2002 and thereafter will increase as compared to the 2001 fee, as the volume of prescriptions in the patient assistance program expands. This increase will be adjusted by any technology and efficiency advances we employ to lower the cost of processing each prescription or any change in the services we provide. The new patient assistance program agreement will be in effect through December 31, 2006. Merck may terminate this agreement at any time upon 60 days' notice to us and Merck may discontinue the patient assistance program at any time without any further obligation to us.

   eHealth Services Agreement. We will compile, for a fee, non-patient identifiable data and provide reports to Merck concerning four of our Internet-based health communities, which are interactive web pages, or eHealth Centers, that provide targeted health information to our clients' members and others. The term of the agreement expires December 31, 2004, although for one of the eHealth Centers the term expires on December 31, 2002, and Merck has the right to renew annually the agreement for the years 2003, 2004 and 2005. While Merck has the right to terminate the agreement effective January 1, 2003 or at any later date upon at least 90 days prior notice, we do not.



    Point-of-Care Data Services Agreement. We will compile non-patient identifiable data and provide reports to Merck with regard to our point-of-care initiatives, which allow physicians to write prescriptions, receive clinical information and interact with us through the use of computers and wireless hand-held devices. The term of the agreement expires December 31, 2005. While Merck has the right to terminate all or part of this agreement effective January 1, 2003 or at any later date upon at least 90 days prior notice, we do not.


    Employee Matters Agreement. Merck and we will enter into an employee matters agreement that sets forth our mutual understanding with respect to the responsibilities, obligations and liabilities relating to the compensation and benefits of our employees in connection with this offering and the spin-off. With certain exceptions, we will be solely responsible for the compensation and benefits of our employees following this offering. The principal exception to this rule will be the options for Merck stock held by our employees that were granted before February 26, 2002 and a small number that may be granted under the Merck stock option plan prior to the spin-off. See "Management--Compensation and Employee Benefit Plans--Treatment of Outstanding Merck Options Held by Our Employees" and "--MedcoHealth Solutions, Inc. 2002 Stock Incentive Plan".

    Employee Leasing Agreement. Fewer than 100 individuals who provide services to us on a full-time basis, including certain of our executive officers and certain other individuals whom we consider to be key individuals, are currently employees of Merck. We and Merck will enter into an employee leasing agreement pursuant to which Merck will make the services of these employees available to us through December 31, 2002, and we will reimburse Merck for the cost of providing compensation and employee benefits to these employees during this time on the same terms and conditions as those that apply to salaried employees at Merck during the term of this agreement. We expect these employees, other than Richard T. Clark, to transfer to us and become our employees on January 1, 2003. The employee leasing agreement will continue with respect to Richard T. Clark until the second or third quarter of 2003, or later, until we have selected an individual to replace him as our President and an appropriate transition period has elapsed.


    Data Flow Continuation Agreement. Merck will pay us through 2004 to receive non-patient identifiable and non-plan specific data concerning our mail order prescription business that Merck can use for marketing and market research purposes, including certain demographic information which we will provide to Merck during that time. Merck received this data prior to the separation. The term of this agreement expires December 31, 2004. While Merck has the right to terminate the agreement at any time effective January 1, 2003 or after any later date upon at least 90 days prior notice, we do not.


    Registration Rights Agreement. Under some circumstances, the spin-off may have to be registered under the Securities Act. In addition, if Merck does not complete its spin-off, Merck will be unable to sell freely all of the shares of our common stock that it holds without registration under the Securities Act. Accordingly, we will enter into a registration rights agreement with Merck to provide it with registration rights relating to all the shares of our common stock that it holds.

    Under the registration rights agreement, at the request of Merck, we will use our best efforts to register shares of our common stock that are held by Merck upon the completion of this offering and any of our securities issued to Merck or any transferee in respect of those shares, for public sale under the Securities Act. Merck also will have the right to include the shares of our common stock it holds upon the completion of this offering, and any of our securities issued to Merck or any transferee in respect of those shares, in future registrations of our securities under the Securities Act. We have agreed to cooperate in these registrations and any related offering. We will pay all of our and Merck's out-of-pocket costs and expenses related to our registration of Merck's shares, other than underwriters' discounts and commissions.

    Confidential Disclosure Agreement. The confidential disclosure agreement provides that both parties will agree not to disclose for five years confidential information of the other party except in specific circumstances in which a party is legally compelled to make disclosure.

    Integrated Prescription Drug Program Master Agreement. Merck and we have entered into an Integrated Prescription Drug Program Master Agreement, under which we provide U.S. based employees of Merck and its subsidiaries with a prescription drug benefit program, a retail pharmacy program, a home delivery pharmacy program, participation in Merck's Preferred Prescription Formulary and health management programs. We have provided some or all of these or similar services to Merck since 1994. We recently renewed our arrangement for a four-year term beginning on January 1, 2003. This term automatically will renew for successive one-year terms unless, at least 90 days before the end of the initial term or any successive terms, we or Merck notifies the other party of an intention not to renew the agreement.

   Research Study Agreement. Merck and The Institute for Effectiveness Research, L.L.C., our subsidiary, are currently party to an agreement under which, in the past, Merck would request the Institute to conduct research studies and, if the Institute agreed with Merck on terms, the Institute would conduct research studies on Merck's behalf. In connection with this offering, Merck and the Institute will enter into a research study agreement that will replace the current agreement. Under this research study agreement, Merck will retain the Institute to perform certain ongoing studies. Either party will have the right to terminate these ongoing studies at the end of any calendar year. Merck and the Institute may agree on future research studies to be conducted on Merck's behalf in exchange for a fee. The research study agreement will end on the later of December 31, 2004 or the completion by the Institute of all the studies it is obligated to perform.

   Consumer Marketing Data Services Agreement. We will provide to Merck various items of data which Merck uses to evaluate the effectiveness of its marketing programs. The information is furnished in a manner that ensures that patient privacy is respected, and that no data is identifiable to a particular patient or health plan. We provided similar services to Merck before the separation. The initial term of the agreement continues through and including December 31, 2008. The agreement automatically renews for two-year terms after that date unless either party gives notice of its intent not to renew. While Merck has the right to terminate the agreement prior to December 31, 2008, we do not.

    The aggregate fees payable to us from Merck under these agreements (or, in 2002, for performance of these services prior to entering into these agreements), other than the managed care agreement and the integrated prescription drug program master agreement, are expected to be approximately $38 million in each of 2002, 2003 and 2004, subject to any reductions due to Merck's right to terminate these agreements at any time and subject to any changes due to prescription volume changes under the patient assistance program agreement. Amounts payable to us from Merck under the integrated prescription drug program master agreement cannot be determined because these amounts are dependent upon future prescription drug usage of the U.S.-based employees of Merck and its subsidiaries. We discuss the amounts payable to us from Merck under the managed care agreement in greater detail above under "--Managed Care Agreement--Rebates".

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDER AND MANAGEMENT

    Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options held by that person that are exercisable within 60 days of March 31, 2002 but excludes shares of common stock underlying options held by any other person.

Principal Stockholder

    Merck, in its capacity as the selling stockholder for federal securities
law purposes, is offering        shares of our common stock if and to the
extent Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acquire those shares from Merck prior to the completion of this offering in exchange for indebtedness of Merck held by Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as described under "Underwriting--The Exchange".

    The following table sets forth information with respect to beneficial ownership of common stock by Merck immediately prior to this offering and as adjusted to reflect the sale of the shares of common stock in this offering. Merck is the only person or entity that owns beneficially more than 5% of the outstanding shares of our common stock.


                                                               Percentage of
                                      Shares of Common Stock Outstanding Shares
                                       Beneficially Owned    Beneficially Owned
                                      ---------------------- -----------------
                                        Before      After     Before    After
           Beneficial Owner            Offering    Offering  Offering  Offering
           ----------------           -----------  --------  --------  --------
   Merck & Co., Inc.................. 270,000,000              100%    80.1%(1)
      P.O. Box 100
      One Merck Drive
      Whitehouse Station, New Jersey
      08889-0100

--------

(1) Assuming Goldman, Sachs & Co. and J.P. Morgan Securities Inc. exercise in full their option to acquire additional shares, as described in the section "Underwriting" below. If they do not exercise their option to acquire
    additional shares, Merck will own approximately   % of our outstanding
    shares of common stock after this offering.

Management

    The following table sets forth information with respect to beneficial ownership of the outstanding common stock of Merck, as of March 31, 2002, for
(1) each of our directors; (2) each of our executive officers named in the Summary Compensation Table; and (3) all of our directors and executive officers as a group.

                                                                             Percentage
                                                             Shares of Merck Ownership
              Name                                           Common Stock(1)  of Merck
              ----                                           --------------- ----------
Richard T. Clark............................................      115,574        *
Kenneth C. Frazier..........................................      215,653        *
Judy C. Lewent..............................................      835,240        *
Timothy C. Wentworth........................................        1,677        *
Sandra E. Peterson..........................................            0        *
Robert J. Blyskal...........................................       93,190(2)     *
Roger A. Jones..............................................        1,628        *
All directors and executive officers as a group (15 persons)    2,298,560(3)     *

--------
  * Denotes less than 1% beneficial ownership.

(1) Includes shares which the person has the right to acquire ownership under options exercisable within 60 days of March 31, 2002 as follows: Mr. Clark--107,000 shares, Mr. Frazier--212,250 shares, Ms. Lewent--640,600 shares, Mr. Blyskal--80,000 shares, and all directors and executive officers as a group--1,742,572 shares. Also includes equivalent shares of Merck common stock held on March 31, 2002 by the Trustee of the Merck & Co., Inc. Employee Savings and Security Plan or by the Trustee of the Merck-Medco Managed Care 401(k) Savings Plan for the accounts of individuals as follows: Mr. Clark--2,302 shares, Mr. Frazier--1,003 shares, Ms. Lewent--5,498 shares, Mr. Blyskal--881 shares, Mr. Jones--1,628 shares, and all directors and executive officers as a group--23,895 shares. Also includes shares of phantom Merck common stock held in the Merck & Co., Inc. Deferral Program for the accounts of individuals as follows: Ms. Lewent--8,230 shares, Mr. Blyskal--1,661 shares, and all directors and executive officers as a group--11,596 shares. Further, includes 9 shares held by Mr. Blyskal in the Merck & Co., Inc. Stock Investment Program.

(2) Includes the right to acquire ownership under options exercisable within 60 days of March 31, 2002 for 2000 shares of Merck common stock held by Mr. Blyskal's spouse; includes 3,700 shares held by Mr. Blyskal's spouse in which he shares voting and investment power; also includes 4,939 shares held by the Trustee of the Merck-Medco Managed Care 401(k) Savings Plan for the account of Mr. Blyskal's spouse.

(3) Excludes shares of common stock held by family members in which beneficial ownership is disclaimed as follows: all directors and officers as a group--10,000 shares.

                         DESCRIPTION OF CAPITAL STOCK

General


    In connection with our conversion from a limited liability company to a Delaware corporation, we adopted a certificate of incorporation authorizing us to issue up to 1,010,000,000 shares of capital stock which will consist of 1,000,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. Immediately following this offering, there will be 270,000,000 shares of common stock outstanding.


    The following descriptions are summaries of material terms that are included in our certificate of incorporation and bylaws. This summary is qualified in its entirety by the specific terms and provisions contained in our certificate of incorporation and bylaws, copies of forms of which we have filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law. We encourage you to read the forms of our certificate of incorporation and bylaws.

Common Stock

    Each share of our common stock entitles its holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock will be entitled to a pro rata share in any distribution to stockholders. The holders of our common stock are not entitled to any preemptive or conversion rights or other subscription rights other than the right we have granted to Merck to purchase shares of our common stock from us prior to making any share issuance to allow Merck to own at least 80.1% of our outstanding equity and voting power on a fully diluted basis after that issuance. For further information on the right granted to Merck, please see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck--Master Separation and Distribution Agreement--Merck's Right to Acquire Shares". There is no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock


    We are permitted, without approval of our stockholders, to issue shares of preferred stock in one or more series, on one or more occasions, subject to the maximum number of shares authorized in our certificate of incorporation. Our board of directors is authorized to fix the designation and powers, preferences and rights and the qualifications, limitations and restrictions of the shares of each series of preferred stock we issue.


    For each series of preferred stock, our board of directors is able to specify the following:

   .  the number of shares of the series;

   .  the rate of any dividends;

   .  whether any dividends shall be cumulative or non-cumulative;

   . the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company;

   .  the terms of any redemption right;

   .  the terms of any conversion or exchange right;

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   .  any voting rights, in addition to voting rights provided by law; and

   .  other terms and provisions permitted by law.

    The issuance of shares of our preferred stock, or the issuance of rights to purchase shares of our preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, we could impede a business combination by issuing a series of our preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, we could facilitate a business combination by issuing a series of our preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of our common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

Anti-Takeover Effects of Delaware Laws and Our Certificate of Incorporation and Bylaw Provisions

    Some provisions of Delaware law and some of the provisions included in our certificate of incorporation and bylaws could make the following more difficult:

   .  the acquisition of us by means of a tender offer;

   .  the acquisition of us by means of a proxy contest or otherwise; or

   .  the removal of our incumbent officers and directors.

    These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

    Our managed care agreement with Merck contains provisions relating to assigment and change in control that could have the effect of discouraging third parties from acquiring us. For more information, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

Election and Removal of Directors

    Our board of directors will be comprised of between three and fifteen directors, the exact number to be determined and changed by our board of directors. For so long as Merck, and, if Merck elects, any other entities to which Merck transfers shares representing 20% or more of our outstanding shares of common stock, referred to as Merck transferees, together own at least a majority of our outstanding shares of common stock, our board of directors will be comprised of one class and all of our directors will stand for election each year. Our certificate of incorporation provides that, on the day after Merck and Merck transferees together own less than a majority of our outstanding shares of common stock, our board of directors will divide itself into three classes. The directors in each class will serve for a

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three-year term, one class being elected each year by our stockholders. See
"Management--Directors and Executive Officers". This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it will generally make it more difficult for stockholders to replace a majority of the directors. In addition, until Merck and Merck transferees together own less than a majority of our outstanding shares of common stock, any director will be permitted to be removed with or without cause by a vote of holders of at least a majority of the voting power of our outstanding shares of stock. Thereafter, no director will be permitted to be removed except for cause and directors may be removed for cause by a vote of holders of at least two-thirds of the voting power of our outstanding shares of stock.

    Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office. If a director dies, resigns, retires, is removed or otherwise ceases to serve as a director during his or her term, his or her successor will serve until the next stockholders' meeting at which directors of the former director's class are elected and until his or her successor is elected and qualified, or until he or she resigns or is removed from our board.

    Any amendment or the repeal of the provisions described in the prior two paragraphs will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock in addition to any other vote required by law.

Stockholder Meetings and Advance Notice Requirements for Stockholder Nominations and Proposals


    Our certificate of incorporation provides that, after Merck and Merck transferees no longer collectively own at least a majority of our outstanding shares of common stock, special meetings of holders of common stock may be called only by the chairman of our board of directors, our president or a majority of our board of directors and may not be called by the holders of common stock; our certificate of incorporation specifically denies any power of the stockholders to call a special meeting after the spin-off. In addition, our certificate of incorporation requires that, until Merck and the Merck transferees collectively own less than a majority of our outstanding shares of common stock, we will call a special meeting of our stockholders upon the request of holders of at least a majority of the voting power of our outstanding shares of stock. Any amendment or the repeal of these provisions will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock in addition to any other vote required by law.


    Our bylaws require that advance notice be delivered to us of any business to be brought by a stockholder before an annual or special meeting of stockholders and provide for procedures to be followed by stockholders in nominating persons for election to our board of directors. In the case of an annual meeting, stockholders generally are required to give written notice of a nomination or proposal to the secretary of our company not later than 90 days nor earlier than 120 days before the first anniversary of the preceding year's annual meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, a stockholder must give notice of a nomination or proposal not earlier than 120 days prior to the new meeting date and not later than 90 days prior to the new meeting date or 10 days after the day on which the meeting is first announced publicly.

    For special meetings, only business set forth in the notice of that special meeting given by our company to our stockholders may be conducted. If our board of directors determines that directors are to be elected at a special meeting, nominations for the election of directors at that special meeting will be permitted to be made only by our board of directors or by a stockholder who is a stockholder at the time notice is given and who will be entitled to vote at that special meeting. If we call a special meeting of stockholders to elect directors, a stockholder will have to give notice of a nomination to the secretary of our company not earlier than 120 days prior to the special meeting and not later than 90 days prior to the special meeting or the 10th day after notice of the meeting.

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    With regard to either an annual or a special stockholder meeting, a stockholder's notice to the secretary of our company is required to include specific information regarding the stockholder giving the notice, the director nominee or other business proposed by the stockholder, as applicable, as will be provided in our bylaws.


    So long as Merck and Merck transferees collectively own at least a majority of our outstanding shares of common stock, the advance notice provisions of our bylaws do not apply to Merck or any such transferee. Our board of directors is not permitted to amend, repeal or adopt any new bylaws that will require Merck or any Merck transferee to comply with the advance notice provisions as long as Merck and Merck transferees collectively own at least a majority of our outstanding shares of common stock.


Elimination of Stockholder Action by Written Consent

    Our certificate of incorporation provides that, after Merck and Merck transferees no longer collectively own at least a majority of our outstanding shares of common stock, our stockholders will not be able to act by written consent without a meeting. Until Merck and Merck transferees collectively own less than a majority of our outstanding shares of common stock, stockholders owning a majority in interest of our shares will be able to take any action requiring approval of our stockholders by written consent and without the affirmative vote of our other stockholders. Any amendment or the repeal of this provision will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock in addition to any other vote required by law.

No Cumulative Voting

    Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Adoption, Amendment or Repeal of Bylaws by Our Board of Directors

    Our certificate of incorporation provides that our bylaws may be adopted, amended or repealed by a majority of our directors then in office. Holders of our common stock are not permitted to adopt additional bylaws or amend or repeal a bylaw whether it was adopted by our board or by stockholders except by the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock. Any amendment or the repeal of this provision will require the vote of the holders of at least two-thirds of the voting power of our outstanding shares of stock.

Limitation on Liability of Directors

    Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

   . any breach of the director's duty of loyalty to our company or our stockholders;

   . any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

   . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law; and

   . any transaction from which the director derived an improper personal benefit.

    Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request. We

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will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

    We intend to obtain primary and excess insurance policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

Transactions and Corporate Opportunities

    Our certificate of incorporation includes provisions which regulate and define the conduct of certain business and affairs of our company. These provisions serve to determine and delineate the respective rights and duties of our company, Merck and some of our directors and officers in anticipation of the following:

   . directors, officers and/or employees of Merck and/or its affiliated companies serving as our directors;

   . Merck or its affiliated companies engaging in lines of business that are the same as, similar or related to, or overlap or compete with, our or our affiliated companies' lines of business and/or competing with us and/or our affiliated companies in business activities or for business opportunities; and

   . we, Merck and our respective affiliated companies entering into or performing agreements and engaging in business transactions, including transactions pursuant to the various agreements related to our separation from Merck described elsewhere in this prospectus.

    Our certificate of incorporation provides that no agreement or its performance, or transaction, between us or any of our affiliated companies and Merck and any of its affiliated companies will be considered contrary to any fiduciary duty Merck or any of its affiliated companies may otherwise owe to us or our stockholders by reason of Merck or any of its affiliated companies being a controlling stockholder of our company or any fiduciary duty of any directors or officers, of our company or any affiliated company who is also a director, officer or employee of Merck or any of its affiliated companies, if any of the following conditions are satisfied:

   . the agreement or transaction was entered into while we were a wholly owned subsidiary of Merck and has continued in effect;

   . after being made aware of the material facts as to the agreement or transaction, the agreement or transaction is approved or ratified by:

     . our board, by the affirmative vote of a majority of directors who are not interested persons with respect to the agreement or transaction,

     . a committee of our board consisting of members who are not interested persons, by affirmative vote of a majority of those members, or

     . one or more of our officers or employees who is not an interested person and who was authorized by our board or a board committee as specified above or, in the case of an employee, to whom authority has been delegated by an officer to whom the authority to approve such an action has been so delegated;

   . after being made aware of the material facts as to the agreement or transaction, the agreement or transaction is approved or ratified by a vote of holders of a majority of the shares of our

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      capital stock entitled to vote and which are voted on the agreement or transaction, excluding Merck and any interested person in respect of such agreement or transaction; or

   . the agreement or transaction was fair to us or any of our affiliated companies, as the case may be, as of the time it was entered into or authorized by our board of directors, a committee of our board or our stockholders.

    Under our certificate of incorporation, Merck and its affiliated companies have no duty to refrain from engaging in similar activities or lines of business as us and, except as discussed below, neither Merck nor any of its affiliated companies nor any of its or their officers, directors or employees will be liable to us or our stockholders for breach of any fiduciary duty by reason of any of these activities. In addition, if Merck or any of its affiliated companies becomes aware of a potential transaction which may be a corporate opportunity for both Merck or any of its affiliated companies and us or any of our affiliated companies, neither Merck nor any of its affiliated companies will have any duty to communicate or offer this corporate opportunity to us and will not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder if it pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information regarding the corporate opportunity to us.

    In the event that one of our directors or officers, who is also a director, officer or employee of Merck or any of its affiliated companies, acquires knowledge of a potential transaction which may be a corporate opportunity for both us or any of our affiliated companies and Merck or any of its affiliated companies, he or she will have satisfied his or her fiduciary duty to us and our stockholders with respect to the corporate opportunity, and will not be liable to us or our stockholders for breach of any fiduciary duty because Merck or any of its affiliated companies pursues or acquires the corporate opportunity for itself, directs the corporate opportunity to another person or does not communicate information about the corporate opportunity to us, if the director or officer acts consistently with the following: a corporate opportunity offered to any person who is our director or officer, and who is also a director, officer or employee of Merck or any of its affiliated companies, will belong to us if the opportunity is expressly offered to him or her solely in his or her capacity as our director or officer. If an opportunity is not expressly offered to one of our directors or officers solely in this capacity, the opportunity shall belong solely to Merck.

    For purposes of these provisions, an interested person is generally any director, officer or employee of Merck and any individual who has a material financial interest in the relevant agreement or transaction.

    The termination of these provisions will not terminate their effect with respect to any agreement between us and Merck that was entered into before the time of termination or any transaction entered into in the performance of such agreement, whether entered into before or after such time, or any transaction entered into between us and Merck or the allocation of any opportunity between us and Merck before such time. By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our certificate of incorporation.

    Merck transferees will have the benefit of the interested transaction and corporate opportunity provisions described above.

    The provisions of our certificate of incorporation with regard to interested transactions and/or corporate opportunities will terminate when Merck, and each Merck transferee, collectively cease to be the owner of voting stock representing at least 20% or more of the outstanding shares of our stock.

    Any amendment or the repeal of the provisions regarding transactions and corporate opportunities described in the preceding paragraphs would require the vote of the holders of at least 80% of the voting power of our outstanding shares of stock, in addition to any other vote or approval required by law.

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Delaware Business Combination Statute

    Once Merck and Merck transferees collectively own less than a majority of our common stock, we will become subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

   . the business combination or the transaction in which the person became an interested stockholder is approved by the board of directors;

   . the transaction in which the person became an interested stockholder results in the person owning 85% or more of the corporation's voting stock; or

   . the business combination is approved by holders of at least two-thirds of the corporation's voting stock not held by the interested stockholder.

    Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Merck is not an interested shareholder for the purposes of Section 203. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Under our certificate of incorporation, the restrictions of
Section 203 will not apply to business combinations with any other person who acquires more than 15% of our outstanding voting stock while Merck and Merck transferees together own more than a majority of our common stock and continue to hold that stock, but will apply to business combinations with a person who acquires 15% or more of our outstanding voting stock at a time when Merck and Merck transferees together own less than a majority of our common stock. Accordingly, a third party will be able to:

   . purchase a controlling interest in our company from Merck before the spin-off without obtaining the approval of our board of directors or other stockholders or offering to purchase any shares from our other stockholders; and

   . subsequently enter into a business combination with us in which our other stockholders receive less consideration for their shares than the third-party paid to acquire shares from Merck.

    Any amendment or the repeal of the provisions of our certificate of incorporation relating to Section 203 will require the vote of holders of at least two-thirds of the voting power of our outstanding shares of common stock.

    Once Merck and Merck transferees collectively own less than a majority of our common stock, Section 203 will apply to any business combination with any person who becomes an interested stockholder after that date.

Listing of Common Stock

    We intend to list our common stock on the NYSE under the trading symbol
"MHS".

Transfer Agent and Registrar

    The transfer agent and registrar of our common stock is Wells Fargo Bank Minnesota, N.A.

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                          DESCRIPTION OF INDEBTEDNESS

Senior Notes

    Concurrently with or following the completion of this offering of common stock, we intend to offer in a public offering $1,000 million aggregate principal amount of notes in two series. Interest on the notes will accrue at a fixed rate and will be payable every six months. One series will mature in
years and the other in      years. The notes will be unsecured obligations and
will rank equally with all our other unsecured and unsubordinated indebtedness, including debt under our senior unsecured credit facility. The indenture under which the notes are to be issued will not prohibit us or our subsidiaries from incurring additional indebtedness.

    We will be able to redeem some or all notes at any time. If the notes are redeemed prior to maturity, the redemption price will be equal to the greater of (1) 100% of the principal amount of the notes to be redeemed plus accrued interest to the date of redemption, and (2) the sum of the present values of the principal and interest on the notes to be redeemed (assuming they remained outstanding to maturity), discounted to the redemption date in accordance with standard market practice at the treasury rate plus a specified number of basis points.

    The indenture under which the notes are to be issued will contain restrictive covenants regarding, among other things:

   .  the creation and existence of secured indebtedness; and

   .  sale and leaseback transactions.

    Subject to certain requirements, we will be permitted to consolidate, merge or sell all, or substantially all, of our assets.

    The indenture under which the notes are to be issued will also contain customary events of default. We will not be required to make sinking fund payments with respect to the notes.

    The offering of the notes is contingent on the closing of our initial public offering and is subject to customary closing conditions. The net proceeds of the notes offering will be used to pay a portion of our approximately $1,500 million dividend to Merck. If we do not complete the notes offering prior to the payment of the dividend to Merck, we expect to obtain an additional $1,000 million in financing for the dividend from the bank syndicate described below.

Senior Unsecured Credit Facility




    Prior to or concurrently with the completion of this offering, we intend to enter into a $1,250 million senior unsecured credit facility with a syndicate of banks, financial institutions and other entities, as lenders, with J.P. Morgan Securities Inc., Goldman Sachs Credit Partners L.P. and Salomon Smith Barney Inc., each as a joint lead arranger and a joint bookrunner and, in the case of Goldman Sachs Credit Partners L.P., as co-syndication agent, JPMorgan Chase Bank, as administrative agent, and Citibank N.A., as co-syndication agent. We have received a commitment letter with respect to the credit facility and are in the process of preparing definitive documentation for the credit facility. The following description of the terms of the credit facility is based upon the terms set forth in the commitment letter and attached term sheet and represents our expectation of the final terms. Negotiation of the credit facility is ongoing and subject to the completion of definitive documentation. We cannot be certain that the terms described in this prospectus will not change or be supplemented.



    Structure. We expect that the senior unsecured credit facility will provide for aggregate borrowings of $1,250 million and will consist of (1) a five year term loan of $500 million, (2) a five year revolving credit facility of $500 million, and (3) a 364 day revolving credit facility of $250 million. The revolving credit facilities will provide for a letter of credit subfacility and a $50 million swingline subfacility, drawings under which reduce the amount available under the revolving credit facilities.


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    Availability.  Availability under the credit facility will be subject to various conditions precedent typical of syndicated loans, including, in the case of the revolving credit facility, the requirement that our business has not suffered a material adverse change. Borrowings under the term loan will be used to pay a portion of our $1,500 million dividend to Merck and will be fully drawn following the closing of this offering. We expect that substantially all of the $750 million under the revolving credit facilities will remain undrawn at the completion of this offering and will be available on a fully revolving basis for general corporate and working capital purposes. Commitments to lend under the revolving credit facilities will terminate on the earlier to occur of
(1) the termination of the lenders' commitments under the revolving credit facilities in accordance with the terms and conditions of the loan agreement and (2) the final maturity of the loans under the revolving credit facilities.



    Interest. Borrowings under the credit facility will bear interest at annual floating rates equal, at our option, to either the (1) current base rate as offered by JPMorgan Chase Bank or (2) London interbank offered rate, or LIBOR, plus, in either case, an applicable margin. The applicable margin will be based on our credit ratings determined on specified reference dates. For LIBOR loans, the applicable margin will vary from .75% to 2.25%, and for base rate loans, the applicable margin will vary from 0% to 1.25%. Interest rates will be increased by 2.0% if there is an event of default. Interest on base rate loans will be payable quarterly on the last day of each March, June, September and December. Interest on LIBOR loans will generally be payable as of the last day of the interest period.



    Maturity and Amortization. The term loan will mature on the earlier to occur of (1) the five year anniversary of the last day of the quarter in which we close this offering or (2) the optional prepayment in full of the term loan. Loans under the five year revolving credit facility will mature on the earlier to occur of (1) the five year anniversary of the date of the last day of the quarter in which we close this offering or (2) the optional prepayment in full of the revolving loans and our cancellation of the revolving credit facility. Loans under the 364 day revolving credit facility will mature on the earlier to occur of (1) the 364th day anniversary of the day we close on the 364 day revolving credit facility or (2) the optional prepayment in full of the 364 day revolving credit facility and our cancellation of the 364 day revolving credit facility. Scheduled repayments of amounts outstanding under the term loan are generally expected to begin in October 2002 and we will repay principal on the term loan according to the following schedule of annual percentages: (1) 10% in the first year; (2) 15% in the second year; (3) 20% in the third year; (4) 25% in the fourth year; and (5) 30% in the fifth year.



    Commitment Reductions and Repayments. We will be permitted to prepay the term loan and to permanently reduce revolving credit commitments, in whole or in part, at any time without penalty. Amounts prepaid at our option will be applied, at our discretion, to prepay the term loan or revolving loans. Additionally, we will be required to make mandatory prepayments of the loans, subject to certain exceptions, in amounts equal to (1) 100% of the after-tax net cash proceeds received from specified asset sales or other dispositions of a material portion of property, and (2) 100% of the net cash proceeds of debt issuances if our leverage ratio is above a specified level. Mandatory prepayments will be applied first pro rata to scheduled principal prepayments of the term loan and then to repay revolving loans.



    Fees. The credit facility will require us to pay customary commitment, letter of credit and other fees.



    Covenants and Conditions. The credit facility will include covenants requiring us and our subsidiaries to:



   .  provide to the lenders financial and other material information;



   .  pay and perform our other obligations;



   . continue our business and maintain our existence and our material rights and privileges;


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   .  comply with all applicable laws and regulations and material contractual obligations;



   .  maintain our property and insurance;



   .  give the lenders access to inspect our property and books and records; and



   .  provide the lenders with certain further assurances.



    The credit facility will also include covenants that restrict or limit our and our subsidiaries' ability to:



   .  incur liens on property or assets;



   .  enter into sale and leaseback transactions;



   . make fundamental changes in our corporate existence and our principal business;



   .  incur additional indebtedness;



   .  make capital expenditures;



   .  make investments;



   .  pay dividends;



   .  make restricted payments;



   .  engage in transactions with affiliates;



   .  enter into agreements that restrict corporate activities;



   .  dispose of assets and make divestitures;



   .  make acquisitions;



   .  prepay or redeem debt or amend agreements governing our indebtedness; and





   .  use derivative instruments.





    In addition, the credit facility will require us to comply with specified financial ratios and tests including maximum leverage ratios and minimum interest expense coverage ratios.



    Events of Default. The credit facility will include customary events of default, including



   . failure by us to pay principal on a loan under the credit facility when due, or to pay interest or other amounts due under the credit facility or other transaction documentation within five days of its due date;



   . breach of specified covenants contained in the loan agreement, in certain cases, after customary cure periods;



   .  breach of representations and warranties;



   .  cross-default to other indebtedness exceeding $25 million;



   .  certain events of bankruptcy, insolvency or reorganization;



   .  the occurrence of a change of control; and



   .  certain other events.



    If we do not complete the notes offering prior to the payment of the dividend to Merck, we expect to obtain up to an additional $1,000 million in short-term financing from the bank syndicate for the dividend described above. We expect that the terms of the short-term financing would be similar, in all material respects, to the terms of the credit facility. Loans under the short-term loan facility would mature on the earlier to occur of (1) the six-month anniversary of the date we draw on the short-term loan facility, (2) the optional prepayment in full of the short-term loan, or (3) the closing of the notes offering. However, if we borrow under the short-term facility, we will likely have to refinance the debt six months later. We may not be able to obtain refinancing on terms that are as favorable as those under the credit facility. Our inability to obtain refinancing on favorable terms could restrict our operations and reduce our profitability.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this offering, 270,000,000 shares of our common stock
will be outstanding. Of these shares, the              shares of common stock,
assuming Goldman, Sachs & Co. and J.P. Morgan Securities Inc. exercise their option to acquire additional shares in full, sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by an "affiliate" of our company as that term is defined in Rule 144 under the Securities Act. All of the shares of our common stock outstanding prior to this offering are "restricted securities", as defined under Rule 144. These shares are restricted securities because they were issued in private transactions not involving a public offering and may not be sold in the absence of registration other than in accordance with Rule 144 promulgated under the Securities Act or another exemption from registration. This prospectus may not be used in connection with any resale of shares of common stock acquired in this offering by our affiliates.



    The shares of our common stock that will continue to be held by Merck after this offering constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Merck in the open market after this offering, subject to contractual lock-up provisions and the applicable requirements of Rule 144. In connection with this offering, we, our executive officers and directors and Merck have agreed that, subject to specified exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except that Merck can distribute shares of our common stock in the spin-off after 120 days of the date of this prospectus without the consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc.


    In general, under Rule 144 as currently in effect, if a minimum of one year has elapsed since the later of the date of acquisition of the restricted securities from the issuer or from an affiliate of the issuer, a person (or persons whose shares of common stock are aggregated), including persons who may be deemed our affiliates, would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of


   . one percent of the then-outstanding shares of common stock, which equals approximately 2,700,000 shares immediately after this offering; and


   . the average weekly trading volume during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

    Sales under Rule 144 are also subject to various restrictions as to the manner of sale, notice requirements and the availability of current public information about us. In addition, under Rule 144(k), if a period of at least two years has elapsed since the later of the date restricted securities were acquired from us or the date they were acquired from one of our affiliates, a stockholder who is not our affiliate at the time of sale and who has not been our affiliate for at least three months prior to the sale would be entitled to sell shares of common stock in the public market immediately without compliance with the foregoing requirements under Rule 144. Rule 144 does not require the same person to have held the securities for the applicable periods. The foregoing summary of Rule 144 is not intended to be a complete description.

    Merck has announced that it currently plans to complete its divestiture of us by distributing all of the shares of our common stock which it owns to the holders of its common stock. See "Relationships Between Our Company and Merck & Co., Inc." and "Risk Factors--Risks Relating to Our Relationship with and Separation from Merck". Any shares distributed by Merck will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above other than the one-year holding period requirement.

    Immediately following the offering, none of the "restricted securities" will be available for immediate sale in the public market pursuant to Rule 144(k). Shares of our common stock issued pursuant to our option plans generally will be available for sale in the open market by holders who are not our affiliates and, subject to the volume and other applicable limitations of Rule 144, by holders who are our affiliates, unless those shares are subject to vesting restrictions or the contractual restrictions described above.

    Prior to this offering, there has been no public market for our common stock. No information is currently available and we cannot predict the timing or amount of future sales of shares, or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issuable upon the exercise of stock options) in the public market after the lapse of the restrictions described above, or the perception that such sales may occur, could materially adversely affect the prevailing market prices for the common stock and our ability to raise equity capital in the future. See "Risk Factors--Risks Relating to This Offering--Shares eligible for future sale, or the actual or possible sale or distribution of our shares by Merck, including the announced divestiture by Merck of its remaining equity interest in us following this offering, could depress or reduce the market price for our common stock".

Registration Rights

    Some holders of our common stock are entitled to registration rights, which are described under "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck--Registration Rights Agreement" and "Underwriting--The Exchange".

                   UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of the principal United States federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. As used in this discussion, the term "non-U.S. holder" means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

   .  an individual who is a citizen or resident of the United States;

   . a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

   . an estate whose income is subject to U.S. federal income taxation regardless of its source; or

   . a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

    An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

    This discussion does not consider:

   .  U.S. state or local or non-U.S. tax consequences;

   . all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

   . the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

   . special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

   . special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a "straddle", "hedge", "conversion transaction", "synthetic security" or other integrated investment.

    The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends on Common Stock

    Other than the cash dividend we expect to declare prior to this offering and pay to Merck immediately following the closing of this offering, we do not anticipate making cash distributions on our common stock in the foreseeable future. See "Dividend Policy". In the event, however, that we do make other distributions on our common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to non-U.S. holders of our common stock that are not effectively connected with the conduct of a U.S. trade or business will be subject to U.S. withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a "branch profits tax" may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

    A non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

   . in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

   . in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a "foreign complex trust", "foreign simple trust", or "foreign grantor trust" as defined in the U.S. Treasury regulations; and

   . look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

    A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.

    A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

    A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

   . the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the "branch profits tax" described above may also apply;

   . the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

   . we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

    Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a "U.S. real property holding corporation" generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

Federal Estate Tax

    Common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

    Dividends paid to you may be subject to information reporting and U.S. backup withholding. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you properly provide a Form W-8BEN certifying that you are a non-U.S. holder or you otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.

    The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

   .  is a U.S. person;

   . derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

   .  is a "controlled foreign corporation" for U.S. tax purposes; or


   .  is a foreign partnership, if at any time during its tax year:

     . one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or

     . the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

    If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you properly provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

    You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a properly completed refund claim with the U.S. Internal Revenue Service.

                                 UNDERWRITING

    MedcoHealth Solutions, Inc., Merck and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and Goldman, Sachs & Co. and J.P. Morgan Securities Inc., in their capacity as owners of the shares they acquire from Merck in the exchange described below, have agreed to sell, the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are also the representatives of the underwriters. Under federal securities laws, Merck is the selling stockholder of the shares that Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acquire from Merck pursuant to the exchange agreements described below and sell in this offering. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. and not Merck will receive the cash proceeds from the sale of these shares in this offering.

                         Underwriters                    Number of Shares
                         ------------                    ----------------
      Goldman, Sachs & Co...............................
      J.P. Morgan Securities Inc........................
      Merrill Lynch, Pierce, Fenner & Smith Incorporated
      Credit Suisse First Boston Corporation............
      Deutsche Bank Securities Inc......................
      Salomon Smith Barney Inc..........................
                                                            ---------
         Total..........................................
                                                            =========

    The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

    If the underwriters sell more shares than the total number set forth in the table above, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have an
option to buy up to an additional      shares from Merck to cover those sales.
Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may exercise their option for 30 days. If Goldman, Sachs & Co. and J.P. Morgan Securities Inc. exercise the option to acquire additional shares from Merck as described above, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. each will acquire one-half of the total number of these additional shares in exchange for debt obligations of Merck held by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. For purposes of determining the amount of Merck indebtedness that Merck will receive from Goldman, Sachs & Co. and J.P. Morgan Securities Inc. in exchange for these additional shares, the debt obligations will be valued at fair market value on the date of the exchange, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of proceeds per share shown on the cover page of this prospectus multiplied by the number of these additional shares acquired.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Goldman, Sachs & Co. and J.
P. Morgan Securities Inc., assuming both no exercise and full exercise of the
option to purchase        additional shares.

Paid by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. No Exercise Full Exercise
------------------------------------------------------------ ----------- -------------
Per Share................................................... $           $
Total....................................................... $           $

    The following table shows the per share and total underwriting discounts and commissions to be paid to Goldman, Sachs & Co. and J.P. Morgan Securities Inc. by Merck, assuming both no exercise and full exercise of the option to purchase additional shares.

Paid by Merck No Exercise Full Exercise
------------- ----------- -------------
  Per Share.. $           $
  Total...... $           $

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $      per share from the initial public offering price. Any
of these securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to
$      per share from the initial public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and the other selling terms.


    MedcoHealth Solutions, Inc., its executive officers and directors, and Merck have agreed with the underwriters, subject to specified exceptions, not to dispose of or hedge any of the common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc., except that Merck can engage in distributions of MedcoHealth Solutions, Inc. common stock in relation to the spin-off after 120 days of the date of this prospectus without the consent of Goldman, Sachs & Co. and J.P. Morgan Securities Inc. See "Shares Eligible for Future Sale" for a discussion of various transfer restrictions.


    Prior to this offering, there has been no public market for the shares. The initial public offering price of the shares will be negotiated among MedcoHealth Solutions, Inc., Merck and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company's historical performance, estimates of the company's business potential and earnings prospects, an assessment of the company's management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

    The common stock will be listed on the New York Stock Exchange under the symbol "MHS". In order to meet one of the requirements for listing our common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.


    A prospectus in electronic form may be made available on the websites maintained by one or more of the representatives of the underwriters of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives of the underwriters to underwriters that may make Internet distributions on the same basis as other allocations.


    In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than Goldman, Sachs & Co.'s and J.P. Morgan Securities Inc.'s option to purchase additional shares from Merck in this offering. The underwriters may close out any covered short position either by the exercise of that option to purchase additional shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which Goldman, Sachs & Co. and J.P. Morgan Securities Inc. may purchase additional shares pursuant to the option granted by Merck. "Naked" short sales are any sales in excess of the purchase option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares made by the underwriters in the open market prior to the completion of this offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of this total number of shares offered.

    MedcoHealth Solutions, Inc. will not pay any of the expenses for this offering. Merck will pay all out-of-pocket expenses incurred by Merck and MedcoHealth Solutions, Inc. in connection with this offering, which are
expected to be approximately $    .

    From time to time, the underwriters have provided, and may continue to provide, investment banking services to MedcoHealth Solutions, Inc. and to Merck for which they have received, and are expected in the future to receive, customary fees and commissions. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have provided, and continue to provide, advice to MedcoHealth Solutions, Inc. and to Merck regarding MedcoHealth Solutions, Inc. proposed spin-off from Merck. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. will receive usual and customary fees for this advice. William B. Harrison, Jr., a member of Merck's board of directors, also serves as Director, President and Chief Executive Officer of J.P. Morgan Chase & Co.


    Concurrently with or following the completion of this offering, Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. may act as underwriters in the offering and sale of $1,000 million aggregate principal amount of MedcoHealth Solutions, Inc.'s notes. Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co., J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. will act as joint lead arrangers and joint bookrunners, and Goldman Sachs Credit Partners L.P. will act as co-syndication agent, and JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc. will act as administrative agent of the $1,250 million senior unsecured credit facility MedcoHealth Solutions, Inc. expects to enter into prior to or concurrently with the completion of this offering.


    MedcoHealth Solutions, Inc. and Merck have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    The underwriting agreement discussed above was entered into after binding exchange agreements between Merck and Goldman, Sachs & Co. and J.P. Morgan Securities Inc., and, in each case, for limited purposes, MedcoHealth Solutions, Inc., were signed. The terms of the exchange agreements are more fully described below under "--The Exchange". Under the terms of the binding exchange agreements, following the exchange, Goldman, Sachs Co. and J.P. Morgan Securities Inc. will be the owners of the shares of our common stock they acquire in the exchange. Under federal securities laws, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are the underwriters of the shares that they acquire under the exchange agreements.

    The separation agreement between Merck and us contains various conditions for the benefit of Merck, and closing of this offering is conditioned on the satisfaction or waiver by Merck of those conditions between the date of this prospectus and the closing date. For further information regarding these conditions, see "Relationships Between Our Company and Merck & Co., Inc.--Agreements Between Us and Merck".

The Exchange

    Merck, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. have entered into binding exchange agreements dated the date of this prospectus. Under those agreements, subject to certain conditions, Goldman, Sachs & Co. and J.P. Morgan Securities Inc., each as a principal for its own account, will exchange debt obligations of Merck held by Goldman, Sachs & Co. and J.P. Morgan Securities Inc. for shares of MedcoHealth Solutions, Inc.'s common stock held by Merck. MedcoHealth Solutions, Inc. is also a party to the exchange agreements for the limited purpose of granting registration rights to Goldman, Sachs & Co. and J.P. Morgan Securities Inc. In the exchange, Goldman, Sachs & Co. and
J.P. Morgan Securities Inc. each will acquire one-half of the total number of shares being sold in this offering. For purposes of determining the amount of Merck indebtedness that Merck will receive from Goldman, Sachs & Co. and J.P. Morgan Securities Inc. in exchange for those shares, the debt obligations have been valued at fair market value on the date of this prospectus, and the aggregate fair market value of the debt obligations to be exchanged will equal the amount of total proceeds, as shown on the cover page of this prospectus.

    Under federal securities laws, Merck is the selling stockholder of any shares that Goldman, Sachs & Co. and J.P. Morgan Securities Inc. acquire from Merck in the exchange and sell in this offering. Similarly, under federal securities laws, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are deemed to be the underwriters with respect to any shares that they acquire in the exchange and sell in this offering. Goldman, Sachs & Co. and J.P. Morgan Securities Inc., however, will each acquire and sell the shares as a principal for its own account, rather than on Merck's behalf. Under the terms of the binding exchange agreements, as described above, following the exchange Goldman, Sachs & Co. and J.P. Morgan Securities Inc. will be the owners of the shares they acquire in the exchange, regardless of whether this offering is completed. Goldman, Sachs & Co. and J.P. Morgan Securities Inc., and not Merck, will receive the cash proceeds from the sale of these shares in this offering.

    As of         , 2002, Goldman, Sachs & Co. and J.P. Morgan Securities Inc.
each held indebtedness of Merck having a principal amount of approximately
$       million, for an aggregate of approximately $    billion, all of which
was accumulated through market purchases from third-party holders on or
before        , 2002.

    If the exchange occurs but Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are unable to sell in this offering all of the shares they receive, MedcoHealth Solutions, Inc. is required to grant registration rights to Goldman, Sachs & Co. and J.P. Morgan Securities Inc. Regardless of whether the exchange does or does not occur, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. will pay their own expenses and discounts in connection with the shares acquired by them in the exchange.

Pricing of this Offering

    Because Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are underwriters and may each receive the entire net proceeds in this offering if the exchange described above takes place, the underwriters may be deemed to have a "conflict of interest" under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with this rule, the offering price can be no higher than that recommended by a "qualified independent underwriter" meeting specified standards. In accordance with this requirement, Merrill Lynch, Pierce, Fenner & Smith Incorporated has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a price in compliance with the requirements of Rule 2720. Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional fees for acting in this capacity and MedcoHealth Solutions, Inc. and Merck have agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated for acting as a qualified independent underwriter against specified liabilities under the Securities Act.


International Selling Restrictions

    Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity, within the meaning of section 21 of the Financial Services and Markets Act of 2000, or the FSMA, received by it in connection with the issue or sale of any shares in circumstances in which section 21(I) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

    The shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of the initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities, which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

    This prospectus has not been registered as a prospectus with the Registrar of Companies and Businesses in Singapore. Accordingly, the shares may not be offered or sold, nor may this prospectus or any other offering document or material relating to the shares be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than
(i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore, the Singapore Companies Act, (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any applicable provisions of the Singapore Companies Act.

    Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer shares in Japan to a list of 49 offerees in accordance with the above provisions.

    No offer to sell the shares has been or will be made in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and unless permitted to do so under the securities laws of Hong Kong, no person has issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, any advertisement, document or invitation relating to the shares other than with respect to the shares intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities whether as principal or agent.

                           VALIDITY OF COMMON STOCK

    The validity of the issuance of the shares of our common stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The financial statements and schedule as of December 30, 2000 and for each of the two years in the period ended December 30, 2000 included in this prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The financial statements and schedule as of December 29, 2001 and for the year ended December 29, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the SEC a registration statement on Form S-1 with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to MedcoHealth Solutions, Inc. and the shares of common stock offered by this prospectus, reference is made to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549, or on the Internet at http://www.sec.gov. You may obtain a copy of the registration statement from the SEC's public reference room upon payment of prescribed fees. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

    As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

                         INDEX TO FINANCIAL STATEMENTS




                                                                                         Page
                                                                                         ----
Audited Consolidated Financial Statements:
Report of Independent Public Accountants--PricewaterhouseCoopers LLP....................  F-2
Report of Independent Public Accountants--Arthur Andersen LLP...........................  F-3
Consolidated Balance Sheets as of December 30, 2000 and December 29, 2001...............  F-4
Consolidated Statements of Income for the years ended December 25, 1999,
  December 30, 2000 and December 29, 2001...............................................  F-5
Consolidated Statements of Stockholder's Equity for the years ended December 25, 1999,
  December 30, 2000 and December 29, 2001...............................................  F-6
Consolidated Statements of Cash Flows for the years ended December 25, 1999,
  December 30, 2000 and December 29, 2001...............................................  F-7
Notes to Consolidated Financial Statements..............................................  F-8
Schedule II--Valuation and Qualifying Accounts.......................................... F-25

Unaudited Interim Consolidated Financial Statements:
Consolidated Balance Sheets as of December 29, 2001 and March 30, 2002 (unaudited)...... F-26
Unaudited Consolidated Statements of Income for the quarters ended March 31, 2001 and March 30, 2002.................................................................... F-27
Unaudited Consolidated Statement of Stockholder's Equity for the quarter ended March 30,
  2002.................................................................................. F-28
Unaudited Consolidated Statements of Cash Flows for the quarters ended March 31, 2001 and March 30, 2002.................................................................... F-29
Notes to Unaudited Interim Consolidated Financial Statements............................ F-30

                   Report of Independent Public Accountants

To the owner and Board of Managers of
  Merck-Medco Managed Care, L.L.C. (the predecessor to MedcoHealth Solutions, Inc.):

    In our opinion, the consolidated financial statements at December 29, 2001, and for the fiscal year then ended, listed in the accompanying index present fairly, in all material respects, the consolidated financial position of Merck-Medco Managed Care, L.L.C. and its subsidiaries (the Company) at December 29, 2001, and the consolidated results of their operations and their cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule at December 29, 2001 listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    As further discussed in notes 1 and 10 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

/S/  PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Florham Park, NJ

April 8, 2002, except for Note 11,


as to which the date


is May 21, 2002

                   Report of Independent Public Accountants

To the owner and Board of Managers of
  Merck-Medco Managed Care, L.L.C. (the predecessor to MedcoHealth Solutions, Inc.):


    We have audited the accompanying consolidated balance sheet of Merck-Medco Managed Care, L.L.C. (the predecessor to MedcoHealth Solutions, Inc.), a Delaware corporation, and subsidiaries as of December 30, 2000, and the related consolidated statements of income, stockholder's equity and cash flows for the fiscal years ended December 30, 2000 and December 25, 1999. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.


    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merck-Medco Managed Care, L.L.C. as of December 30, 2000, and the results of their operations and their cash flows for the years ended December 30, 2000 and December 25, 1999, in conformity with accounting principles generally accepted in the United States.

    As further discussed in notes 1 and 10 to the consolidated financial statements, the Company is a wholly owned subsidiary of Merck & Co., Inc., with which it has significant intercompany transactions.

    Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. Schedule II--Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. The information contained therein for the fiscal years ended December 30, 2000 and December 25, 1999 has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/S/  ARTHUR ANDERSEN LLP
Arthur Andersen LLP
Roseland, NJ

April 8, 2002, except for Note 11,


as to which the date


is May 21, 2002

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

                          CONSOLIDATED BALANCE SHEETS

                       (In millions, except share data)



                                                                     December 30, December 29,
                                                                         2000         2001
                                                                     ------------ ------------
                              ASSETS
Current assets:
   Cash and cash equivalents........................................   $   28.6     $   16.3
   Short-term investments...........................................       64.6         69.4
   Accounts receivable, net.........................................      921.8        969.4
   Inventories, net.................................................      997.5      1,205.6
   Prepaid expenses and other current assets........................       35.5         42.9
   Deferred tax assets..............................................      229.9        230.2
                                                                       --------     --------
       Total current assets.........................................    2,277.9      2,533.8
Property and equipment, net.........................................      584.7        775.9
Goodwill, net.......................................................    3,419.6      3,310.2
Intangible assets, net..............................................    2,584.6      2,499.7
Other noncurrent assets.............................................       48.0        132.2
                                                                       --------     --------
       Total assets.................................................   $8,914.8     $9,251.8
                                                                       ========     ========

               LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Claims and other accounts payable................................   $1,141.0     $1,505.4
   Accrued expenses and other current liabilities...................      268.6        304.0
                                                                       --------     --------
       Total current liabilities....................................    1,409.6      1,809.4
Deferred tax liabilities............................................    1,144.1      1,154.2
Other noncurrent liabilities........................................        2.8         19.9
                                                                       --------     --------
       Total liabilities............................................    2,556.5      2,983.5
                                                                       --------     --------

Commitments and contingencies (see Note 8)

Stockholder's equity
   Common stock, par value $0.01--authorized: 1,000,000,000
     shares; issued and outstanding: 270,000,000 shares.............        2.7          2.7
   Preferred stock, par value $0.01--authorized: 10,000,000 shares;
     issued and outstanding: 0......................................         --           --
   Accumulated other comprehensive income...........................        0.1         (5.6)
   Additional paid-in capital.......................................    6,355.5      6,271.2
                                                                       --------     --------
       Total stockholder's equity...................................    6,358.3      6,268.3
                                                                       --------     --------
       Total liabilities and stockholder's equity...................   $8,914.8     $9,251.8
                                                                       ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

                       CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in millions, except per share amounts)


                                                         For Fiscal Years Ended
                                                 -------------------------------------
                                                 December 25, December 30, December 29,
                                                     1999         2000         2001
                                                 ------------ ------------ ------------
Net revenues....................................  $16,896.6    $22,266.3    $29,070.6
                                                  ---------    ---------    ---------
Cost of operations:
   Cost of revenues.............................   15,971.5     21,154.2     27,786.7
   Selling, general and administrative expenses.      415.1        483.1        578.4
   Amortization of goodwill.....................       99.1        103.3        106.9
   Amortization of intangibles..................       82.9         84.0         84.9
   Interest income..............................       (5.1)        (6.5)        (5.5)
   Interest expense.............................        1.4          0.7          0.9
                                                  ---------    ---------    ---------
       Total cost of operations.................   16,564.9     21,818.8     28,552.3
                                                  ---------    ---------    ---------
Income before provision for income taxes........      331.7        447.5        518.3
Provision for income taxes......................      179.7        230.7        261.7
                                                  ---------    ---------    ---------
Net income......................................  $   152.0    $   216.8    $   256.6
                                                  =========    =========    =========

Basic and diluted earnings per share............  $    0.56    $    0.80    $    0.95
                                                  =========    =========    =========



  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)


                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY


                     (In millions, except for share data)



                                                                   $0.01 Par  Accumulated
                                                         Total       Value       Other     Additional
                                                     Stockholder's  Common   Comprehensive  Paid-In
                                                        Equity       Stock      Income      Capital
                                                     ------------- --------- ------------- ----------
Balances at December 26, 1998.......................   $6,063.4      $2.7        $ 0.1      $6,060.6
                                                       --------      ----        -----      --------
Unrealized (loss) on investments, net of tax of $0.1       (0.2)                  (0.2)
Net income..........................................      152.0                                152.0
                                                       --------                             --------
   Total comprehensive income.......................      151.8
Net change in intercompany receivable with Merck....     (145.0)                              (145.0)
                                                       --------      ----        -----      --------
Balances at December 25, 1999.......................    6,070.2       2.7         (0.1)      6,067.6
                                                       --------      ----        -----      --------

Urealized gain on investments, net of tax of $0.1...        0.2                    0.2
Net income..........................................      216.8                                216.8
                                                       --------                             --------
   Total comprehensive income.......................      217.0
Net change in intercompany receivable with Merck....       71.1                                 71.1
                                                       --------      ----        -----      --------
Balances at December 30, 2000.......................    6,358.3       2.7          0.1       6,355.5
                                                       --------      ----        -----      --------

Minimum pension liability, net of tax of $3.0.......       (5.7)                  (5.7)
                                                       --------                             --------
Net income..........................................      256.6                                256.6
                                                       --------                             --------
   Total comprehensive income.......................      250.9

Net change in intercompany receivable with Merck....     (340.9)                              (340.9)
                                                       --------      ----        -----      --------
Balances at December 29, 2001.......................   $6,268.3      $2.7        $(5.6)     $6,271.2
                                                       ========      ====        =====      ========




  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in millions)

                                                                For Fiscal Years Ended
                                                        -------------------------------------
                                                        December 25, December 30, December 29,
                                                            1999         2000         2001
                                                        ------------ ------------ ------------
Cash flows from operating activities:
Net income.............................................   $ 152.0      $ 216.8      $ 256.6
                                                          -------      -------      -------
Adjustments to reconcile net income to cash provided by
  operating activities:
   Depreciation........................................      81.5        101.9        131.1
   Amortization of goodwill............................      99.1        103.3        106.9
   Amortization of intangibles.........................      82.9         84.0         84.9
   Deferred income taxes...............................    (86.8 )       (76.4)        10.5
   Other...............................................      15.6          2.2          1.0
   Net changes in assets and liabilities:
       Accounts receivable.............................    (166.6)       (38.5)       (41.3)
       Inventories.....................................     (60.0)       (46.6)      (208.1)
       Other noncurrent assets.........................      (2.3)       (10.4)       (84.1)
       Current liabilities.............................     255.5         27.0        404.2
       Other noncurrent liabilities....................      (6.9)        (3.3)        13.4
       Other...........................................     (18.5)         5.5        (16.3)
                                                          -------      -------      -------
Net cash provided by operating activities..............     345.5        365.5        658.8
                                                          -------      -------      -------
Cash flows from investing activities:
   Capital expenditures................................    (190.0)      (250.9)      (322.0)
   Purchase of securities and other investments........    (142.9)       (54.4)      (198.5)
   Proceeds from sale of securities and other
     investments.......................................     139.2         59.0        190.6
   Purchase of ProVantage, net of cash acquired
     of $56.4..........................................       0.0       (165.9)         0.0
   Other...............................................      (1.3)        (2.8)         (.3)
                                                          -------      -------      -------
Net cash used by investing activities..................    (195.0)      (415.0)      (330.2)
                                                          -------      -------      -------
Cash flows from financing activities:
Intercompany transfer (to) from Merck, net.............    (145.0)        67.1       (340.9)
                                                          -------      -------      -------
Net cash (used by) provided by financing activities....    (145.0)        67.1       (340.9)
                                                          -------      -------      -------
Net increase (decrease) in cash and cash equivalents...       5.5         17.6        (12.3)
Cash and cash equivalents at beginning of year.........       5.5         11.0         28.6
                                                          -------      -------      -------
Cash and cash equivalents at end of year...............   $  11.0      $  28.6      $  16.3
                                                          =======      =======      =======


  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 For the Fiscal Years Ended December 25, 1999, December 30, 2000 and December
                                   29, 2001
            (Dollars and shares in millions, except per share data)

1.  BACKGROUND AND BASIS OF PRESENTATION

    On January 29, 2002, Merck announced its plan to create a separate publicly traded company, MedcoHealth Solutions, Inc., comprised of Merck's pharmacy benefit management (PBM) business, operated by Merck's subsidiary, Merck-Medco Managed Care, L.L.C. ("Medco" or the "Company"), and to offer a portion of the Company's shares in an initial public offering (the "Offering"). Merck also announced that it intends to spin-off the remaining shares in a tax-free distribution to its shareholders, subject to the satisfaction of various conditions, including receipt of a favorable tax ruling.

    In connection with the Offering, Merck and the Company expect to enter into a series of agreements, such as a master separation and distribution agreement, an indemnification and insurance matters agreement, a managed care agreement, a transition services agreement, a tax responsibility allocation agreement and other related agreements, which are intended to govern the ongoing relationship between the two companies (collectively referred to as the "Separation Agreements"). The Separation Agreements contemplate that the Company will convert from a limited liability company to a Delaware corporation and change its name to MedcoHealth Solutions, Inc.

    The Company provides programs and services for its clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. The Company's programs and services help its clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. The Company accomplishes this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies and administering prescriptions filled through its national networks of retail pharmacies or its own home delivery pharmacies.

    The consolidated financial statements of the Company reflect the historical results of operations and cash flows of the Company during each respective period. The financial statements include Merck's assets and liabilities associated with the PBM business, including the goodwill and intangible assets arising from Merck's acquisition of the Company. In addition, the historical financial statements include allocations of certain Merck expenses, including consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services, and other intercompany transactions with Merck. The expense allocations have been determined on a basis that Merck and the Company consider to be reasonable reflections of the utilization of services provided by Merck. See Note 10 for additional information on the relationship with Merck. The financial information included herein may not be indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company in the future, or what they would have been had the Company been a separate company during the periods presented.


    The Company is currently structured as limited liability company (LLC) wholly owned by Merck. Under this structure, Merck is taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liabilities for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Prior to the completion of the Offering, the Company expects to change its tax status to that of a corporation and expects to provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Fiscal Year--The Company's fiscal year ends on the last Saturday in December. Fiscal years 1999 and 2001 were 52-week years, while fiscal year 2000 was a 53-week year. Unless otherwise stated, references to years in the financial statements relate to fiscal years.

    Principles of Consolidation--The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates over which the Company has significant influence, but not a controlling interest, are accounted for using the equity method. The Company's equity investments are not significant.

    Cash and Cash Equivalents--Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months.

    Short-term investments--The Company has investments in certificates of deposit, and U.S. government securities that are carried at fair value, and are classified as available for sale with unrealized gains and losses included as a separate component of equity, net of tax. These investments have maturities of not more than one year and are held to satisfy the minimum statutory capital requirements for some of the Company's insurance subsidiaries.

    Financial Instruments--The carrying amount of cash, short term investments in marketable securities, trade accounts receivable, bank overdrafts and accounts payable, approximated fair value as of December 30, 2000 and December 29, 2001. The Company estimates fair market value for these assets based on their market values or estimates of their present value. The Company does not currently use derivative financial instruments in its risk management strategy.


    Accounts Receivable--As of December 30, 2000 and December 29, 2001, accounts receivable included unbilled receivables from clients and manufacturers of $810.5 million and $802.3 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables will represent up to two weeks of dispensing activity to clients. Unbilled receivables from manufacturers are billed to manufacturers beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $8.7 million and $7.3 million at December 30, 2000 and December 29, 2001, respectively.


    Inventories--Inventories in the Company's home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

    Property and Equipment--Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for assets with useful lives ranging from 3 to 45 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful lives of the assets. The Company complies with the provisions of American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over 3 to 5 years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001



    Net Revenues--Revenues consist principally of sales of prescription drugs to members, either through the Company's home delivery pharmacies or through the Company's network of contractually affiliated retail pharmacies, and are recognized when those prescriptions are dispensed. The Company evaluates client contracts using the indicators of Emerging Issues Task Force No. 99-19 ("EITF 99-19") "Reporting Gross Revenue as a Principal vs. Net as an Agent" to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. Where the Company acts as a principal, revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with clients, including the portion of the price allocated by the client to be settled directly by the member (copayment) as well as the Company's administrative fees ("Gross Reporting"). This is because the Company (a) has separate contractual relationships with clients and with pharmacies, (b) is responsible to validate and most economically manage a claim through its claims adjudication process,
(c) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (copayment requirements),
(d) manages the overall prescription drug relationship with the patients, and
(e) has credit risk for the price due from the client. Where the Company adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to the Company, such revenue is recorded at the amount of the administrative fee earned by the Company for processing the claim ("Net Reporting"). Rebates, guarantees, and risk-sharing payments paid to clients and other discounts are deducted from revenue as they are earned by the client. Other contractual payments made to clients, generally upon initiation of contracts as implementation allowances, are capitalized and amortized against revenue over the remaining life of the contract where those payments are refundable upon cancellation or relate to non-cancelable contracts. Such implementation allowances, paid to acquire the business of selected clients, are generally related to funding for the client's costs to transition its plans to the Company or compensation for certain data or licensing rights granted by the client to the Company. During 2001, the Company had one client which represented 16% of net revenue for the year. In 1999 and 2000, there were no clients with revenues greater than 10% of net revenue.


    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. The adoption of SAB 101 had no material impact on the results of operations and financial position of the Company. The Company adopted EITF 99-19 during 2000 as discussed above. The adoption of EITF 99-19 had no material impact on the results of operations and financial position of the Company.


    Cost of Revenues--Cost of revenues for home delivery primarily includes the cost of inventory dispensed from the home delivery pharmacies, costs incurred to process and dispense the prescriptions along with associated depreciation, and operating costs of the Company's call center pharmacies. Cost of revenue for retail includes ingredient costs of drugs dispensed and professional fees paid to retail network pharmacies. Also included in cost of revenues for both home delivery and retail is a credit for rebates earned from pharmaceutical manufacturers whose drugs are included on the Company's preferred drug lists, which are also known as formularies. These rebates generally take the form of formulary rebates which are earned based on the volume of a specific drug dispensed under formularies, or market share rebates which are based on the achievement of contractually specified market share targets for a specific drug. Rebates receivable from pharmaceutical manufacturers are accrued in the period earned by multiplying estimated rebatable prescription drugs dispensed via home delivery, or processed by the retail network, by the contractually agreed

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


manufacturer rebate amount. Rebates receivable estimates are revised to actual upon billing to the manufacturer, generally 45 to 90 days subsequent to the end of the applicable quarter. These billings are not issued until the necessary specific eligible claims and market share data is received and thoroughly analyzed.


    Goodwill--Goodwill of $3,419.6 million at December 30, 2000 and $3,310.2 million at December 29, 2001 (net of accumulated amortization of $706.5 million at December 30, 2000 and $813.4 million at December 29, 2001) primarily represents the push down of the excess of acquisition costs over the fair value of the Company's net assets from the acquisition of the Company by Merck in 1993 and, to a significantly lesser extent, the Company's acquisition of ProVantage Health Services, Inc. ("ProVantage") in 2000. See Note 3. Goodwill is amortized on a straight-line basis over periods up to 40 years. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective December 30, 2001, goodwill will no longer be amortized, but rather, will be evaluated for impairment on an annual basis using a fair value based test.

    Intangibles--Intangibles principally include customer relationships of $2,584.6 million at December 30, 2000 and $2,499.7 million at December 29, 2001 (net of accumulated amortization of $587.6 million at December 30, 2000 and $672.5 million at December 29, 2001) that arose in connection with the acquisition of the Company by Merck in 1993 that have also been pushed down to the balance sheet of the Company, and to a significantly lesser extent, the acquisition of ProVantage in 2000. These intangibles are recorded at cost and are amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for intangibles was 38 years at December 25, 1999, December 30, 2000 and December 29, 2001. In addition, the Company continually evaluates the amortization lives of its intangible assets to ensure they reflect current circumstances. The most recent evaluation occurred in March 2002 based on information as of December 29, 2001.

    Stock-Based Compensation--During the periods presented, the Company's employees participated in stock option plans under which employees may be granted options to purchase shares of Merck common stock at the fair market value at the time of the grant. Stock-based compensation is recognized using the intrinsic value method. See Note 9 for a discussion of the net income impacts if the fair value method had been applied.

    Transactions with Merck--The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges and cash borrowings to be used in operations as necessary, purchases of inventory and credits for taxes paid by Merck on the Company's income. The net amount due from/to Merck at the end of each fiscal year has been classified as equity as it will form part of the continuing equity of the Company. See Note 10 for a description of the relationship with Merck.

    Income Taxes--The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Accordingly, income tax expense and the deferred income tax balances in the consolidated financial statements have been calculated as if the Company had been taxed separately and had prepared its own separate tax returns as a corporation. As of December 29, 2001 and for all periods presented the Company was structured as a single member LLC with Merck as the sole member. Under this structure, Merck has been taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liability for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Immediately prior to the completion of the Offering, the Company expects to change its tax status to that of a corporation.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    Use of Estimates--The consolidated financial statements include certain amounts that are based on management's best estimates and judgements. Estimates are used in determining such items as provisions for rebates receivable and payable, depreciable/amortizable lives, pension and other postretirement benefit plan assumptions, and amounts recorded for contingencies, and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

    Operating Segments--The Company conducts its operations as a single operating segment, which primarily consists of sales of prescription drugs to members of clients either through the Company's home delivery pharmacies or through its networks of contractually affiliated retail pharmacies. Management reviews the operating and financial results on a consolidated basis. Services to clients are delivered and managed under a single contract for each client.


    Earnings Per Share--As of December 29, 2001 and for all periods presented, the Company was structured as an LLC with Merck as the sole member. See Note 11, "Subsequent Events", for a description of the conversion of the Company to a corporation.


    Other Comprehensive Income--Total comprehensive income includes, in addition to net income, unrealized investment gains and losses and changes in the minimum pension liability excluded from the consolidated statements of income that were recorded directly into a separate section of equity on the consolidated balance sheet. These items are referred to as other comprehensive income (loss).

    Impairment--Long-lived assets, such as property and equipment, goodwill and intangibles, are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows.

    Pension and Other Post-Retirement Benefits--The determination of the Company's obligation and expense for pension and other post-retirement benefits is based on assumptions used by actuaries for discount rate, expected long-term rate of return on plan assets, and rates of increase in compensation and health care costs.

    Recent Accounting Pronouncements--In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" (SFAS No.
141). SFAS No. 141 requires that all business combinations be accounted for using the purchase method of accounting. SFAS No. 141 also defines acquired intangible assets and requires that a reassessment of a company's preexisting acquired intangible assets and goodwill be evaluated and adjusted to conform with that definition. The Company will adopt this standard effective December 30, 2001 and does not expect it to have a material effect on its results of operations, cash flows or financial position.

    In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142), which, along with SFAS No. 141, is effective beginning December 30, 2001. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to a business combination. In accordance with SFAS No. 142, the Company will no longer amortize goodwill, but rather it will evaluate goodwill for impairment on an annual basis using a fair value based test. The Company will adopt this standard effective December 30, 2001 and does not expect it to have a material effect on its results of operations, cash flows or financial position, except for the discontinuation of goodwill amortization.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    In September 2001, EITF 01-09, "Accounting for Consideration Given By a Vendor to a Customer or a Reseller of the Vendor's Products" was issued. This new guidance affects the measurement and presentation of payments made to clients, and requires that payments made to clients be recorded as a reduction of net revenues. EITF 01-09 will be effective as of December 30, 2001 for the Company. The Company, which has historically recorded rebate, risk sharing and related payments as reductions of revenues, does not expect the adoption of EITF 01-09 to have a material impact on the statement of operations.

    During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121) and replaces the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting Results of Operations--Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. The Company will adopt this standard on December 30, 2001 and does not expect it to have a material effect on its results of operations, cash flows, or financial position.

3.  ACQUISITION AND JOINT VENTURE

    In June 2000, the Company acquired the outstanding common stock of ProVantage for approximately $222.3 million in cash. ProVantage was engaged in delivering pharmacy benefits management, vision benefits management and health information technology services. The acquisition was accounted for by the purchase method and, accordingly, ProVantage's results of operations have been included with the Company's since the acquisition date. The purchase price was allocated to the fair value of the assets and liabilities acquired from ProVantage, resulting in $39.1 million being recorded as intangible assets, principally customer relationships, and $160.8 million being recorded as goodwill. The intangible assets and goodwill are being amortized over twenty years.

    On February 22, 2001, the Company entered into an agreement with AdvancePCS and Express Scripts, Inc. to form RxHub, LLC ("RxHub"), an electronic exchange designed to enable physicians who use electronic prescribing technology to link to pharmacies, PBM companies and health plans. The Company has committed to invest up to $10 million over the next five years with approximately $5.7 million invested during 2001. The Company owns one-third of RxHub and accounts for its investment in RxHub under the equity method of accounting. The Company's percentage interest in RxHub's net loss is $1.8 million and is recorded in selling, general and administrative expenses in the consolidated statement of income for 2001. The net investment in RxHub at December 29, 2001 of $3.9 million is recorded in other non-current assets on the consolidated balance sheet.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


4.  PROPERTY AND EQUIPMENT

    Property and equipment, at cost, consist of the following:

                                                         December 30, December 29,
                                                             2000         2001
                                                         ------------ ------------
Land and buildings......................................   $ 141.7      $  172.4
Machinery, equipment and office furnishings.............     438.8         438.6
Computer software.......................................     309.4         367.5
Leasehold improvements..................................      60.4          81.8
Construction in progress (primarily capitalized software
  development)..........................................      24.2          83.1
                                                           -------      --------
                                                             974.5       1,143.4
Less accumulated depreciation and amortization..........    (389.8)       (367.5)
                                                           -------      --------
                                                           $ 584.7      $  775.9
                                                           =======      ========

    Depreciation and amortization expense for property and equipment totaled $81.5 million, $101.9 million and $131.1 million in fiscal years 1999, 2000 and 2001, respectively.

5.  LEASES

    The Company leases certain home delivery and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, the Company leases operating equipment for use in its home delivery pharmacy facilities and computer equipment for use in its data center. Rental expense was $35.2 million, $33.4 million and $40.5 million for fiscal years 1999, 2000 and 2001 respectively. The minimum aggregate rental commitments under non-cancelable leases, excluding renewal options are as follows:


                          Years Ending December
                             2002.............. $32.6
                             2003.............. $29.8
                             2004.............. $14.9
                             2005.............. $10.1
                             2006.............. $ 5.9
                             Thereafter........ $18.7

    In the normal course of business, operating leases are generally renewed or replaced by new leases.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


6.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

    The Company and its subsidiaries have various plans covering substantially all of their employees other than certain employees subject to collective bargaining agreements.

    The net cost for the Company's pension plans consisted of the following components:

                                                        Fiscal Years
                                                    -------------------
                                                    1999   2000   2001
                                                    -----  -----  -----
       Service cost................................ $10.1  $10.1  $11.2
       Interest cost...............................   2.1    2.8    3.4
       Expected return on plan assets..............  (3.8)  (5.4)  (5.7)
       Net amortization of actuarial losses (gains)   0.0    (.5)   0.0
                                                    -----  -----  -----
       Net pension cost............................ $ 8.4  $ 7.0  $ 8.9
                                                    =====  =====  =====

    Effective January 2001 the Company implemented a new Retiree Health Benefits Program. Under this program, which is currently not funded, the Company maintains postretirement benefit plans for its employees. The net cost of postretirement benefits other than pensions consisted of the following components:

                                                    Fiscal Year
                                                       2001
                                                    -----------
                Service cost.......................    $ 9.2
                Interest cost......................      3.4
                Amortization of prior service costs      2.6
                                                       -----
                Net post retirement benefit cost...    $15.2
                                                       =====

    The cost of health care and life insurance benefits for active employees was $52.1 million in 1999, $74.2 million in 2000 and $88.7 million in 2001.

    Summarized information about the changes in plan assets and benefit obligation is as follows:

                                                                      Other
                                                                  Postretirement
                                                 Pension Benefits    Benefits
                                                 ---------------  --------------
                                                  2000      2001       2001
                                                  -----    -----  --------------
  Fair value of plan assets at beginning of year $48.7     $55.6      $ 0.0
  Actual return on plan assets..................  (4.2)     (4.1)       0.0
  Company contributions.........................  14.7       5.5        0.0
  Benefits paid from plan assets................  (3.6)     (4.6)       0.0
                                                  -----    -----      -----
  Fair value of plan assets at end of year...... $55.6     $52.4      $ 0.0
                                                  =====    =====      =====
  Benefit obligation at beginning of year....... $38.4     $46.5      $ 0.0
  Plan initiation...............................   0.0       0.0       45.6
  Service cost..................................  10.1      11.2        9.2
  Interest cost.................................   2.8       3.4        3.4
  Actuarial losses (gains)......................  (1.2)      2.3        2.9
  Benefits paid.................................  (3.6)     (4.6)       (.3)
                                                  -----    -----      -----
  Benefit obligation at end of year............. $46.5     $58.8      $60.8
                                                  =====    =====      =====

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    A reconciliation of the plans' funded status to the net asset (liability) recognized at year end 2000 and 2001 is as follows:

                                                                          Other
                                                           Pension    Postretirement
                                                          Benefits       Benefits
                                                        ------------  --------------
                                                        2000   2001        2001
                                                        -----  -----  --------------
Plan assets (less than) in excess of benefit obligation $ 9.1  $(6.4)     $(60.8)
Unrecognized net loss (gain)...........................  (1.0)  11.1         2.9
Unrecognized initial benefit obligation................   0.1    0.1         0.0
Unrecognized prior service cost........................   0.0    0.0        43.0
                                                        -----  -----      ------
Net asset (liability).................................. $ 8.2  $ 4.8      $(14.9)
                                                        =====  =====      ======
Recognized as:
   Other noncurrent assets............................. $ 8.4  $ 0.0      $  0.0
   Other noncurrent liabilities........................ $(0.2) $(3.9)     $(14.9)
   Equity (Accumulated comprehensive income)........... $ 0.0  $ 8.7      $  0.0

    For pension plans with benefit obligations in excess of plan assets at December 30, 2000 and December 29, 2001, the fair value of plan assets was $0 and $52.5 million, respectively, and the benefit obligation was $0.2 million and $58.8 million, respectively. For those plans with accumulated benefit obligations in excess of plan assets at December 29, 2001, the fair value of plan assets was $52.5 million and the accumulated benefit obligation was $56.3 million. At December 30, 2000 the accumulated benefit obligation approximated the fair value of plan assets.

    Assumptions used in determining plan information are as follows:

                                                     Fiscal year end
                                           ----------------------------------
                                                                    Other
                                                                Postretirement
                                             Pension Benefits      Benefits
                                           -------------------  --------------
                                           1999   2000   2001        2001
                                           -----  -----  -----  --------------
 Discount rate............................  7.75%  7.50%  7.25%      7.25%
 Expected long term rate of return on plan
   assets................................. 10.00% 10.00% 10.00%     10.00%
 Salary growth rate.......................  4.50%  4.50%  4.50%       N/A

    The health care cost trend rate for other postretirement benefit plans for 2002 was 9%. The rate is expected to decline to 5% over a seven-year period. A one percentage point change in the health care cost trend rate would have had the following effects:

                                                           One Percentage
                                                                Point
                                                          ----------------
                                                          Increase Decrease
                                                          -------- --------
     Effect on total service and interest cost components  $ 3.0    $ (2.3)
     Effect on benefit obligation........................  $13.5    $(10.6)

    The Medco cash balance pension plan is currently included within the Merck master pension trust and is managed by State Street Bank & Trust Company.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    The Company participates in a multi-employer defined benefit retirement plan that covers certain union employees. The Company made contributions to the plan of $0.4 million in 1999, $0.5 million in 2000 and $0.7 million in 2001.

    The Company sponsors a defined contribution retirement plan for all eligible employees, as defined in the plan documents. This plan is qualified under Section 401(k) of the Internal Revenue Code. Contributions to the plan are based on employee contributions and a Company match. Contribution expenses under the plan were $12.5 million in 1999, $14.7 million in 2000 and $17.4 million in 2001.

7.  PROVISION FOR INCOME TAXES

    Income Taxes--The Company is a limited liability company wholly owned by Merck. Under this structure, Merck is taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liabilities for income taxes being reflected in "Intercompany transfer (to) from Merck, net". Immediately prior to the completion of the Offering, the Company will change its tax status to that of a corporation and will provide for and directly pay federal and state income taxes in accordance with the tax responsibility allocation agreement with Merck. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company was a separate entity and had prepared its own separate tax return as a corporation.

    The components of the provision for income taxes for the fiscal years ended 1999, 2000 and 2001 are as follows:

                                            Fiscal Years
                                       ----------------------
                                        1999    2000    2001
                                       ------  ------  ------
                   Current provision:
                      Federal......... $205.8  $227.5  $190.1
                      State...........   60.8    79.7    61.6
                                       ------  ------  ------
                          Total....... $266.6  $307.2  $251.7
                                       ======  ======  ======
                   Deferred provision:
                      Federal......... $(69.4) $(52.4) $  8.5
                      State...........  (17.5)  (24.1)    1.5
                                       ------  ------  ------
                          Total....... $(86.9) $(76.5) $ 10.0
                                       ======  ======  ======

    A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

                                                      Tax Rate
                                                  ----------------  Amount
                                                  1999  2000  2001   2001
                                                  ----  ----  ----  ------
     U.S. statutory rate applied to pretax income 35.0% 35.0% 35.0% $181.4
     Differential arising from:
        Amortization of goodwill................. 10.5   8.1   7.2    37.5
        State taxes..............................  8.5   8.1   7.9    41.0
        Other....................................   .2    .4    .4     1.8
                                                  ----  ----  ----  ------
     Effective tax rate.......................... 54.2% 51.6% 50.5% $261.7
                                                  ====  ====  ====  ======

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


                                                 2000     2000      2001     2001
                                                Assets Liabilities Assets Liabilities
                                                ------ ----------- ------ -----------
Deferred income taxes at year end consisted of:
   Intangibles.................................         $1,056.8           $1,022.1
   Accelerated depreciation....................            159.9              196.8
   Accrued expenses............................ $ 32.0             $ 56.6
   Accrued rebates.............................  221.1              199.2
   Other.......................................   66.4      17.0     57.3      18.2
                                                ------  --------   ------  --------
       Total deferred taxes.................... $319.5  $1,233.7   $313.1  $1,237.1
                                                ======  ========   ======  ========
Net deferred tax liabilities...................         $  914.2           $  924.0
                                                        ========           ========

    The Company reduced its net receivable from Merck in the amounts of $266.6 million, $307.2 million and $251.6 million in 1999, 2000 and 2001, respectively, for taxes paid by Merck on the Company's behalf.

8.  COMMITMENTS AND CONTINGENCIES

    In the normal course of business, the Company regularly enters into purchase commitments covering inventory requirements of its home delivery pharmacies for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceutical manufacturers and distributors. As of December 29, 2001 contractual obligations for these purchase commitments totalled $2,100 million for 2002, $16.0 million for 2003, and $8.0 million for 2004.


    In December 1997, a lawsuit captioned Gruer v. Merck-Medco Managed Care, L.L.C. was filed in the United States District Court for the Southern District of New York. The suit, which is similar to those against other PBMs in other pending cases, alleges that the Company should be treated as a "fiduciary" under the provisions of the Employee Retirement Income Security Act (ERISA), and that the Company has breached its fiduciary obligations under ERISA in connection with the development and implementation of formularies, preferred drug listings and intervention programs. Since the Gruer case was filed, six other cases were filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who claim to represent the interests of six different pharmaceutical benefit plans for which the Company is the PBM, contend that in accepting and retaining certain rebates the Company has failed to make adequate disclosure and has acted in its own best interest and against the interests of its clients. The plaintiffs also allege that the Company was wrongly used to increase Merck's market share, claiming that under ERISA the Company's drug formulary choices and therapeutic interchange programs were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that the Company and Merck turn over any unlawfully obtained profits to a trust to be set up for the benefit plans. The plaintiffs have not sought class-action status.


    In November 2001, one Northwest Airlines plan participant, purportedly acting on behalf of the plan and similarly-situated self-funded plans, filed a similar lawsuit captioned Keim v. Merck-Medco Managed Care, L.L.C. in the United States District Court for Northern District of California. The plaintiff has not sought class action status, and Northwest Airlines is not party to the lawsuit. The complaint relies on many of the same theories as the Gruer litigation discussed above. The plaintiff has moved to have this case and similar cases against other PBMs consolidated into a Multidistrict Litigation proceeding in California.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    In connection with the Company's separation from Merck, the Company has agreed to indemnify Merck for substantially all monetary liabilities related to these lawsuits. The Company has denied all allegations of wrongdoing and is vigorously defending these claims. These lawsuits seek damages in unspecified amounts, which could be material. In addition, the outcomes of these lawsuits are uncertain and an adverse determination could seriously undermine the Company's ability to obtain rebates and could materially limit the Company's business practices. For these reasons, an adverse determination in these lawsuits could have a material adverse effect on the Company's business, profitability, liquidity and growth prospects.

    In addition, a former client has contacted the Company making similar assertions. At present the Company is cooperating with the former client to resolve that matter. As with the above litigation matters, however, the outcome of this matter is uncertain and if the current efforts to resolve this matter fail, an adverse determination in a litigation could undermine the Company's ability to obtain rebates and could materially limit its business practices.

    Since 1998, the Civil Division of the United States Attorney's office for the Eastern District of Pennsylvania has been examining certain activities of the PBM industry in light of anti-kickback and other laws and regulations. To date, no specific prosecutions or settlements have been made public, but in July 1999, the Company received a subpoena seeking documents and information related to various aspects of its business in connection with an industry-wide investigation. Specifically, the focus of this investigation appears to be PBMs' relationships with pharmaceutical manufacturers and retail pharmacies and PBMs' programs relating to drug formulary compliance, including rebate and other payments made by pharmaceutical manufacturers to PBMs and payments made by PBMs to retail pharmacies or others. The United States Attorney's office has also contacted some of the pharmaceutical manufacturers with which the Company has agreements, and has asked these manufacturers to provide copies of documents relating to their agreements with the Company. The State Attorney General's Office of Tennessee has requested information similar to that requested by the United States Attorney's Office for the Eastern District of Pennsylvania.

    In February 2000, two qui tam, or whistleblower, complaints under the Federal False Claims Act and similar state laws were filed under seal in the United States District Court for the Eastern District of Pennsylvania. These complaints allege improper pharmacy practices, violations of state pharmacy laws, and inappropriate therapeutic interchanges. The Company has not been served with the complaints and has not been required to defend against the allegations.

    At this time, the Company is unable to predict whether the government will commence any action challenging any of its programs and practices. In the meantime, the Company has complied with the United States Attorney's subpoena and the Tennessee Attorney General's request to explain the nature of its business and the contributions it makes to improve the quality and affordability of health care. The Company believes that its programs comply with anti-kickback laws and other applicable laws and regulations. Nevertheless, the Company could be subject to scrutiny, investigation or challenge under these laws and regulations which could have a material adverse effect on its business, profitability and growth prospects.

    There remain approximately 100 separate lawsuits, to which the Company is a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and several major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

laws, including the Robinson-Patman Act. These suits, which have been consolidated in the Northern District of Illinois as part of a Multidistrict Litigation, captioned In re Brand Name Prescription Drug Antitrust Litigation, allege that the Company knowingly accepted rebates and discounts on purchases of brand name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin the Company from future violations of the Robinson-Patman Act. The Company may settle these cases, but it intends to defend vigorously any cases it is unable to settle on favorable terms. However, any adverse judgment or injunction could materially adversely affect the Company's business, profitability and growth prospects. In connection with the Company's separation from Merck, Merck has agreed to indemnify the Company for substantially all monetary liabilities related to these lawsuits.




    In August 2001, MidAtlantic Medical Services, Inc. ("MidAtlantic") filed a demand for arbitration with the American Arbitration Association alleging that the Company breached the risk-sharing provisions of its integrated prescription drug program master agreement. On October 8, 2001, the Company filed an answer and counterclaim alleging breach of contract and requesting monetary relief for the amount of savings the Company would have realized if MidAtlantic had permitted timely implementation of the cost saving programs required by the agreement. Discovery is complete and the arbitration is set to begin in early May. See Note 11, "Subsequent Events", for a description of the settlement of this matter.


    In addition, the Company is involved in various claims and legal proceedings of a nature considered normal to its business. Although it is not feasible to predict or determine the final outcome of all of the above proceedings, management does not believe that they will result in a material adverse effect on the Company's financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company's assumptions or its strategies related to these proceedings.

9.  STOCK BASED COMPENSATION

Stock Option Plans

    The Company's employees participate in stock option plans under which employees may be granted options to purchase shares of Merck common stock at the fair market value at the time of the grant. Options generally vest in 3 to 5 years and expire within 5 to 10 years from the date of grant.

    Merck stock options granted to the Company's employees prior to February 26, 2002 and some of the Merck stock options granted on or after February 26, 2002 are expected to remain Merck options and will not be dilutive to the Company's earnings per share. Most of the Merck stock options granted to the Company's employees on or after February 26, 2002 are expected to be converted into Medco options, which will likely have a dilutive effect on the Company's fully diluted earnings per share going forward.

    In addition, some of the Company's employees continue to hold stock options granted under the Medco Containment Services, Inc. stock option plan and plans of companies acquired by the Company, including Medical Marketing Group, Inc., ProVantage Health Services, Inc. and Systemed, Inc. ("Acquired Company Plans"). These options were all converted to options to purchase Merck common stock. The outstanding stock options held by employees of the Company under the Acquired Company Plans will remain options for Merck stock and thus will not be dilutive to the Company's earnings per share.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    Summarized information related to the Company's stock option plans (shares of Merck in thousands) is as follows:

                                                              Number   Average
                                                             of Shares Price(1)
                                                             --------- --------
Outstanding at December 26, 1998............................ 33,215.0   $34.83
Granted.....................................................  5,293.8   $77.73
Exercised................................................... (4,805.9)  $19.98
Forfeited................................................... (1,205.6)  $60.38
                                                             --------
Outstanding at December 25, 1999............................ 32,497.3   $43.07
Granted.....................................................  7,240.4   $69.86
Exercised................................................... (7,229.5)  $24.77
Forfeited................................................... (1,688.7)  $63.39
Equivalent options assumed..................................    131.0   $77.17
                                                             --------
Outstanding at December 30, 2000............................ 30,950.5   $52.65
Granted.....................................................  7,895.1   $78.43
Exercised................................................... (1,988.8)  $31.32
Forfeited................................................... (1,437.8)  $75.97
                                                             --------
Outstanding at December 29, 2001............................ 35,419.0   $58.65
                                                             ========

--------
(1) Weighted average exercise price.

    The number of shares and average price of options exercisable at fiscal year end 1999, 2000 and 2001 were 12.3 million shares at $20.17, 8.7 million shares at $27.07, and 11.4 million shares at $34.90, respectively.


    The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". As permitted by SFAS No. 123, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense is recognized for its stock-based compensation plans. Had the fair value method of accounting, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, been applied for the option plans whereby the employees of the Company received options for shares of Merck, net income would have been reduced by $41.1 million in 1999, $52.6 million in 2000 and $64.4 million in 2001. The average fair value of options granted during 1999, 2000 and 2001 was $24.92, $23.35 and $24.49, respectively. This fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at grant date of $77.73 in 1999, $69.86 in 2000 and $78.43 in 2001, and the following weighted average assumptions:


                                                             Fiscal Years Ended
                                                             -----------------
                                                             1999   2000  2001
                                                             ----   ----  ----
Dividend yield.............................................. 1.4%   1.8%  1.8%
Risk-free interest rate..................................... 5.0%   6.2%  4.7%
Volatility..................................................  24%    29%   30%
Expected life (years)....................................... 7.3    6.0   6.1

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


    Summarized information about stock options outstanding and exercisable at December 29, 2001 (shares of Merck in thousands) is as follows:

                              Outstanding            Exercisable
             Exercise  -------------------------- ------------------
              Price     Number   Average Average   Number   Average
              Range    of Shares Life(1) Price(2) of Shares Price(2)
             --------  --------- ------- -------- --------- --------
            Under $15   3,871.1   5.93    $13.31   3,871.1   $13.31
            $15 to $25  1,375.7   5.31    $19.11   1,375.7   $19.11
            $25 to $40  2,506.5   4.30    $33.30   2,390.9   $32.98
            $40 to $50  3,380.5   3.69    $47.95     706.2   $46.20
            $50 to $65  5,693.9   4.58    $60.41   1,169.0   $58.34
            $65 to $80 12,939.9   6.02    $72.56   1,632.1   $72.64
            Over $80    5,651.4   3.98    $83.33     222.2   $93.25

--------
(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.

Employee Stock Purchase Plan

    The Company's employees participate in an employee stock purchase plan ("ESPP") sponsored by Medco whereby certain employees of Medco are permitted to purchase shares of Merck stock at a discount to market price. The activity under this plan is immaterial and disclosures under SFAS No. 123 are not deemed necessary.

10.  RELATIONSHIP WITH MERCK

    The Company's revenue from sales to Merck for PBM and other services was $39.7 million in fiscal 1999, $72.9 million in fiscal 2000 and $99.9 million in fiscal 2001.

    In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to net revenues is included in cost of revenues in the period in which the sale occurred.The purchases of inventory from Merck included in cost of revenues totaled $909.4 million in fiscal 1999, $1,106.4 million in fiscal 2000 and $1,344.7 million in fiscal 2001. Historically, the Company has recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by its home delivery pharmacies or through its retail pharmacy networks. The Company recorded gross rebates from Merck of $266.7 million in 1999, $350.5 million in 2000 and $439.4 million in 2001, which were recorded in cost of revenues.

    The Company's historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck consider these allocations to be reasonable reflections of the utilization of services provided. Allocated costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Costs allocated by Merck to the Company for services performed by Merck on behalf of the Company totaled $24.4 million in fiscal 1999, $25.4 million in fiscal 2000 and $26.4 million in fiscal 2001.

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001



    Merck will continue to perform many of these corporate functions for the Company under a transition services agreement and until the Company assumes full responsibility for them as a separate company. It is expected that the Company will assume full responsibility for them for the most part by January 1, 2003. Until then, the Company's costs for these functions will include both charges from Merck under the transition services agreement and the Company's own costs to initiate and perform these functions. It is estimated that the Company's charges from Merck for the services it will provide under this agreement will total approximately $27.5 million (unaudited) on an annualized basis for 2002. The Company's annual costs for these functions are expected to eventually amount to between $40 million (unaudited) to $50 million (unaudited), or approximately $14 million (unaudited) to $24 million (unaudited) more than the $26.4 million Merck allocated to the Company in 2001. To estimate these annual costs, the Company identified the positions it will need to add and the additional services it will need to procure such as human resources management, consolidation accounting, tax accounting and planning, treasury services, additional legal services and other similar activities that are currently provided by Merck, along with expected external costs such as insurance, audit fees and annual report and other shareholder related costs. Over the first 18 months following the Offering, it is also expected that the Company will incur one-time costs associated with its transition to operating as a separate company of between $15 million (unaudited) and $20 million (unaudited). These one-time costs are associated with systems implementation and conversion, the change of our corporate name and other similar costs.



    There are seven principal types of intercompany transactions recorded in the Company's intercompany account with Merck which are reflected as equity transactions as if settled in cash: (1) cash collections from the Company's operations that are deposited into Merck's bank accounts, (2) cash borrowings from Merck which are used to fund operations, (3) purchases of inventory from Merck, (4) credits to Merck's account for the Company's taxes on income, (5) allocations of corporate expenses and charges, (6) sales by the Company to Merck for PBM and other services and (7) dividends declared by the Company to Merck. Dividends credited to Merck's account were $400 million for each of the fiscal years 1999, 2000 and 2001. Cash collections include all cash receipts required to be deposited into the intercompany account as part of the Merck cash concentration system. Cash borrowings made by the Company from the Merck cash concentration system are used to fund operating expenses. Under the terms of the master separation and distribution agreement with Merck, Merck and the Company will settle the net intercompany receivable from Merck by applying the balance as of December 29, 2001 against Merck's net investment in the Company's equity. Effective December 30, 2001, the intercompany payable/receivable arising from transactions occurring subsequent to that date will be settled in cash.


    Merck has historically provided credit support arrangements and guarantees for the Company's performance under certain client contracts and lease obligations. Under the terms of the master separation and distribution agreement with Merck, the Company will use commercially reasonable efforts to cause Merck to be released from those obligations. The Company does not expect the assumption of these arrangements and guarantees to have a material impact on its results of operations, cash flows or financial position.

    In conjunction with the Offering, the Company expects to enter into a series of agreements, such as a master separation and distribution agreement, an indemnification and insurance agreement, a managed care agreement, a transition services agreement, a tax responsibility allocation agreement

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001

and other related agreements which are intended to govern the ongoing relationship between the two companies going forward. The managed care agreement includes terms related to certain access obligations for Merck products, a commitment to maintain Merck market share levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

11.  SUBSEQUENT EVENTS

    PROPOSED INITIAL PUBLIC OFFERING--On January 29, 2002, Merck announced its plan to create a separate publicly traded company, MedcoHealth Solutions, Inc. comprised of Merck's PBM business operated by Merck-Medco Managed Care, L.L.C. and to offer a portion of the Company shares in the Offering. Merck also has announced that it intends to spin-off the remaining shares in a tax-free distribution to its shareholders, subject to the completion of certain conditions, including receipt of a favorable tax ruling.


    CHANGE IN CORPORATE STRUCTURE AND EARNINGS PER SHARE--In May 2002, the Company converted from a limited liability company to a Delaware corporation and changed its name to MedcoHealth Solutions, Inc. ("MedcoHealth").



    As part of the conversion, MedcoHealth authorized 1,000,000,000 shares of common stock ($0.01 par value) and issued 270,000,000 shares of common stock to Merck. MedcoHealth also authorized 10,000,000 shares of preferred stock at $0.01 par value, none of which have been issued. The preferred stock, as authorized, contains no provisions regarding redemption or dividends. The provisions of the preferred stock will be set by the Board of Directors of the Company when issued. The financial statements have been revised to retroactively reflect this transaction for all periods presented. The book value of the common stock is presented separately from Merck's net investment in the Company for all periods presented. This net investment, which includes the accumulated historical changes in Merck's investment in the Company, as well as the retained earnings of the Company, forms the ongoing additional paid-in capital of the Company under the terms of the master separation and distribution agreement with Merck. Effective December 30, 2001, intercompany payable/receivable arising from transactions occurring subsequent to that date will be settled in cash.



    Basic Earnings per Share ("EPS") are computed by dividing net income by the number of shares of common stock issued and outstanding. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year. As of May 2002, MedcoHealth had no dilutive securities outstanding. Accordingly, dilutive EPS is considered equivalent to Basic EPS for all periods presented. From February 26, 2002 to May 21, 2002, Merck granted under its employee stock options plans, 4,618,232 options to MedcoHealth employees to purchase Merck stock. Most of these options are expected to be converted into MedcoHealth options on the date of the spin-off. The rate of conversion will be determined on the date of the spin-off. These options may have a dilutive effect on EPS if the exercise price of the options is less than the market price on the spin-off date. Options granted by Merck to MedcoHealth employees prior to February 26, 2002 will remain options to purchase Merck stock.



    SETTLEMENT OF LITIGATION--As discussed in Note 8, MidAtlantic filed a demand for arbitration with the American Arbitration Association alleging that the Company breached the

                       MERCK-MEDCO MANAGED CARE, L.L.C.
               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 For Fiscal Years Ended December 25, 1999, December 30, 2000 and December 29,
                                     2001


risk-sharing provisions of its integrated prescription drug program master agreement. In April 2002 the Company settled this arbitration with MidAtlantic. The settlement will not have a material impact on the Company's results of operations or financial position as the Company provided for this matter in prior years.



    ADOPTION OF SFAS NO. 142--On December 30, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Assuming SFAS No. 142 had been adopted for all periods presented, pro forma reported net income and earnings per share would have been $251.1 million and $0.93 for 1999, $320.1 million and $1.19 for 2000, and $363.5 million and $1.35 for 2001, respectively in each case.

                                  SCHEDULE II

                       VALUATION AND QUALIFYING ACCOUNTS
                             (Dollars in millions)

Allowance for Doubtful Accounts Receivable

                                     Balance                                    Balance
                                       at                                       at End
                                    Beginning                                     of
            Description             of Period Provisions Write-offs (1)  Other  Period
            -----------             --------- ---------- -------------- -----   -------
Fiscal Year Ended December 25, 1999   $8.8                   $(0.6)              $8.2
Fiscal Year Ended December 30, 2000   $8.2       $0.4        $(1.1)     $1.2(2)  $8.7
Fiscal Year Ended December 29, 2001   $8.7       $0.3        $(1.7)              $7.3

--------
(1) Uncollectible accounts, net of recoveries.
(2) Represents the opening balance sheet allowance at the time of the acquisition of ProVantage Health Services, Inc.

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



                          CONSOLIDATED BALANCE SHEETS


                        (In millions except share data)



                                                                  December 29,  March 30,
                                                                      2001        2002
                             ASSETS                               ------------ -----------
                                                                               (Unaudited)
Current assets:
   Cash and cash equivalents.....................................   $   16.3    $   12.3
   Short-term investments........................................       69.4        69.3
   Accounts receivable, net......................................      969.4     1,073.6
   Due from Merck, net...........................................        0.0       449.6
   Inventories, net..............................................    1,205.6       870.8
   Prepaid expenses and other current assets.....................       42.9        61.7
   Deferred tax assets...........................................      230.2       262.9
                                                                    --------    --------
       Total current assets......................................    2,533.8     2,800.2
Property and equipment, net......................................      775.9       798.5
Goodwill, net....................................................    3,310.2     3,310.2
Intangible assets, net...........................................    2,499.7     2,478.5
Other noncurrent assets..........................................      132.2       117.2
                                                                    --------    --------
       Total assets..............................................   $9,251.8    $9,504.6
                                                                    ========    ========

              LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Claims and other accounts payable...............................   $1,505.4    $1,756.9
 Accrued expenses and other current liabilities..................      304.0       248.7
                                                                    --------    --------
       Total current liabilities.................................    1,809.4     2,005.6
Deferred tax liabilities.........................................    1,154.2     1,150.6
Other noncurrent liabilities.....................................       19.9        20.5
                                                                    --------    --------
       Total liabilities.........................................    2,983.5     3,176.7
                                                                    --------    --------
Commitments and contingencies (see Note 5)
Stockholder's equity
 Common stock, par value $0.01--authorized: 1,000,000,000 shares;
   issued and outstanding: 270,000,000 shares....................        2.7         2.7
 Preferred stock, par value $0.01--authorized: 10,000,000 shares;
   issued and outstanding: 0.....................................         --          --
 Accumulated other comprehensive income..........................       (5.6)       (5.6)
 Additional paid-in capital......................................    6,271.2     6,330.8
                                                                    --------    --------
       Total stockholder's equity................................    6,268.3     6,327.9
                                                                    --------    --------
       Total liabilities and stockholder's equity................   $9,251.8    $9,504.6
                                                                    ========    ========



  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME


                     (In millions, except per share data)



                                                          Quarter Ended
                                                       ------------------
                                                       March 31, March 30,
                                                         2001      2002
                                                       --------- ---------
      Net revenues.................................... $7,042.1  $8,016.1
                                                       --------  --------
      Cost of operations:
         Cost of revenues.............................  6,762.5   7,757.8
         Selling, general and administrative expenses.    142.6     135.2
         Amortization of goodwill.....................     26.8        --
         Amortization of intangibles..................     21.2      21.2
         Interest income..............................     (1.7)     (0.9)
         Interest expense.............................      0.2       0.1
                                                       --------  --------
             Total cost of operations.................  6,951.6   7,913.4
                                                       --------  --------
      Income before provision for income taxes........     90.5     102.7
      Provision for income taxes......................     45.7      43.1
                                                       --------  --------
      Net income...................................... $   44.8  $   59.6
                                                       ========  ========
      Basic and diluted earnings per share............ $   0.17  $   0.22
                                                       ========  ========




  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



           UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY


                       (In millions, except share data)



                                                                      Accumulated
                                           Total                         Other
                                       Stockholder's $0.01 par value Comprehensive   Additional
                                          Equity      Common Stock      Income     Paid-in Capital
                                       ------------- --------------- ------------- ---------------
Balances at December 29, 2001.........   $6,268.3         $2.7           $(5.6)       $6,271.2
Net income............................       59.6                                         59.6
                                         --------         ----           -----        --------
Balances at March 30, 2002 (unaudited)   $6,327.9         $2.7           $(5.6)       $6,330.8
                                         ========         ====           =====        ========





  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                 (In millions)



                                                                                 Quarter Ended
                                                                              ------------------
                                                                              March 31, March 30,
                                                                                2001      2002
                                                                              --------- ---------
Cash flows from operating activities:
Net income...................................................................  $  44.8   $  59.6
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation..............................................................     33.2      38.2
   Amortization of goodwill..................................................     26.8       0.0
   Amortization of intangibles...............................................     21.2      21.2
   Deferred income taxes.....................................................     (8.0)    (36.3)
   Other.....................................................................      0.2       9.6
   Net changes in assets and liabilities:
       Accounts receivable...................................................   (254.1)   (104.2)
       Inventories...........................................................    263.7     334.8
       Other noncurrent assets...............................................     (7.8)     13.9
       Current liabilities...................................................    200.7     196.2
       Other.................................................................    (12.1)    (18.1)
                                                                               -------   -------
Net cash provided by operating activities....................................    308.6     514.9
                                                                               -------   -------
Cash flows from investing activities:
   Capital expenditures......................................................    (77.8)    (66.7)
   Purchase of securities and other investments..............................    (46.3)    (62.2)
   Proceeds from sale of securities and other investments....................     42.3      59.6
                                                                               -------   -------
Net cash used by investing activities........................................    (81.8)    (69.3)
                                                                               -------   -------
Cash flows from financing activities:
   Intercompany transfer to Merck, net.......................................   (227.4)   (449.6)
                                                                               -------   -------
Net cash used by financing activities........................................   (227.4)   (449.6)
                                                                               -------   -------
Net decrease in cash and cash equivalents....................................     (0.6)     (4.0)
Cash and cash equivalents at beginning of period.............................     28.6      16.3
                                                                               -------   -------
Cash and cash equivalents at end of period...................................  $  28.0   $  12.3
                                                                               =======   =======



  The accompanying notes are an integral part of these consolidated financial statements.

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



         NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS



                     For the Quarter Ended March 30, 2002


                             (Dollars in millions)



1.  BASIS OF PRESENTATION



    The accompanying interim consolidated financial statements are unaudited. In the Company's opinion, all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year. Certain information and disclosures required by accounting principles generally accepted in the United States of America for complete consolidated financial statements are not included herein. The interim statements should be read in conjunction with the consolidated financial statements and notes thereto as of December 29, 2001, which appear elsewhere in this prospectus.



    The Company is currently structured as a limited liability company (LLC) wholly owned by Merck. Under this structure, Merck is taxed on the Company's taxable income as part of Merck's consolidated tax return, with the Company's liabilities for income taxes being reflected in "Intercompany transfer to Merck, net." Prior to the Offering, the Company expects to change its tax status to that of a corporation and expects to provide for and directly pay federal and state income taxes in accordance with a tax responsibility allocation agreement with Merck. See Note 7. For financial reporting purposes, income tax expense and deferred income tax balances have been calculated as if the Company were a separate entity and had prepared its own separate tax return as a corporation.





    Effective December 30, 2001 the Company adopted Financial Accounting Standards Board Statement ("SFAS") No. 141, "Business Combinations," SFAS No.142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The adoption of SFAS Nos. 141 and 144 did not have a material impact on the Company's financial statements. Under SFAS No. 142 goodwill and intangible assets with indefinite lives are no longer amortized and are evaluated for impairment annually or upon the occurrence of an event that indicates impairment may have occurred. The Company performed a review for impairment in accordance with SFAS No. 142 and determined that an impairment of goodwill has not occurred and no adjustments to goodwill were recorded. Effective December 30, 2001 the Company ceased amortization of its goodwill.





    Assuming SFAS No. 142 had been adopted on December 31, 2000, pro forma reported net income and earnings per share would have been $71.6 million and $0.27, respectively for the quarter ended March 31, 2001.



    Effective December 30, 2001 the Company adopted Emerging Issues Task Force ("EITF") 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)". The adoption of EITF 01-09 did not have a material effect on the Company's results of operations, cash flows, or financial position.



2.  ACCOUNTS RECEIVABLE



    As of March 30, 2002 and December 29, 2001, accounts receivable included unbilled receivables from clients and manufacturers of $1,743.3 million and $802.3 million, respectively. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



                     For the Quarter Ended March 30, 2002



each client. Thus, at the end of any given reporting period, unbilled receivables will represent up to two weeks of dispensing activity to clients. Unbilled receivables from manufacturers are billed to manufacturers beginning 45 days from the end of each quarter. Receivables are presented net of allowance for doubtful accounts of $7.2 million and $7.3 million at March 30, 2002 and December 29, 2001, respectively.



3.  INVENTORIES



    Inventories in the Company's home delivery pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.



4.   GOODWILL AND INTANGIBLES



    Goodwill of $3,310.2 million at March 30, 2002 and December 29, 2001 (net of accumulated amortization of $813.4 million) primarily represents the push down of the excess acquisition costs over the fair value of the Company's net assets from the acquisition by Merck in 1993 and, to a significantly lesser extent, the Company's acquisition of Provantage Health Services, Inc. in 2000.



    Intangible assets principally include customer relationships of $2,478.5 million at March 30, 2002 and $2,499.7 million at December 29, 2001 (net of accumulated amortization of $693.7 million at March 30, 2002 and $672.5 million at December 29, 2001). These intangibles are recorded at cost and are all amortized on a straight-line basis over their estimated useful lives of up to 40 years. The weighted average amortization period for intangible assets was 38 years at March 30, 2002 and December 29, 2001. Amortization expense of intangible assets for the three-month periods ended March 30, 2002 and March 31, 2001 and for the 12-month period ended December 29, 2001 was $21.2 million and $84.9 million, respectively. Aggregate intangible asset amortization expense for each of the five succeeding fiscal years is estimated to be $85 million.



5.  COMMITMENTS AND CONTINGENCIES



    As disclosed in Note 8 of the audited consolidated financial statements included elsewhere in this prospectus, the Company and its subsidiaries are parties in a variety of legal proceedings arising out of the normal course of business, including a few cases in which substantial amounts of damages are sought.



    Although it is not feasible to predict or determine the final outcome of the above proceedings, management does not believe that they will result in a material adverse effect on the Company's financial position or liquidity. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company's assumptions or its strategies related to these proceedings.



6.  RELATIONSHIP WITH MERCK



    The Company enters into intercompany transactions with Merck for, among other things, the daily transfer of cash collections, allocations of corporate charges, cash borrowings to be used in operations as necessary, purchases of inventory and charges for taxes paid by Merck on the Company's income. The net amount due from Merck as of December 29, 2001 has been classified as equity as it will form part of the continuing equity of the Company. The net amount due from Merck as of March 30, 2002, represents a net intercompany receivable accumulated from December 30, 2001 to March 30, 2002. Effective December 30, 2001, the intercompany payable/receivable arising from the transactions occurring subsequent to that date will be settled in cash.

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



                     For the Quarter Ended March 30, 2002




    The Company's revenue from sales to Merck for pharmacy benefit management services and other services was $28.3 million in the quarter ended March 30, 2002 and $22.6 million in the quarter ended March 31, 2001.



    In addition, the Company recorded purchases of products from Merck for sale through its home delivery pharmacies, at a price that management believes approximates the price an unrelated third party would pay. The cost of these products related to net revenues is included in cost of revenues in the period in which the sale occurred. The purchases of inventory from Merck included in cost of revenues totaled $354.7 million in the quarter ended March 30, 2002 and $319.4 million in the quarter ended March 31, 2001. Historically, the Company has recorded rebates from Merck based upon the volume of Merck prescription drugs dispensed either by its home delivery pharmacies or through its retail pharmacy networks. The Company recorded gross rebates from Merck of $115.6 million in the quarter ended March 30, 2002 and $107.2 million in the quarter ended March 31, 2001, which were recorded in cost of revenues.



    The Company's historical financial statements include expense allocations for certain corporate functions historically provided by Merck, such as consolidation accounting, treasury, tax, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, or of the effort expended by Merck for the Company as compared to its other operations, or other reasonable methods. The Company and Merck consider these allocations to be reasonable reflections of the utilization of services provided. Allocated costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Costs allocated by Merck to the Company for services performed by Merck on behalf of the Company totaled $6.9 million in the quarter ended March 30, 2002 and $6.6 million in the quarter ended March 31, 2001.





7.  SUBSEQUENT EVENTS





    CHANGE IN CORPORATE STRUCTURE AND EARNINGS PER SHARE--In May 2002, the Company converted from a limited liability company to a Delaware corporation and changed its name to MedcoHealth Solutions, Inc. ("MedcoHealth").



    As part of the conversion, MedcoHealth authorized 1,000,000,000 shares of common stock ($0.01 par value) and issued 270,000,000 shares of common stock to Merck. MedcoHealth also authorized 10,000,000 shares of preferred stock at $0.01 par value, none of which have been issued. The preferred stock, as authorized, contains no provisions regarding redemption or dividends. The provisions of the preferred stock will be set by the Board of Directors of the Company when issued. The financial statements have been revised to retroactively reflect this transaction for all periods presented. The book value of the common stock is presented separately from Merck's net investment in the Company for all periods presented. This net investment, which includes the accumulated historical changes in Merck's investment in the Company, as well as the retained earnings of the Company, forms the ongoing additional paid-in-capital of the Company under the terms of the master separation and distribution agreement with Merck. Effective December 30, 2001, intercompany payables/receivable arising from transactions occurring subsequent to that date will be settled in cash.



    Basic Earnings per Share ("EPS") are computed by dividing net income by the number of shares of common stock issued and outstanding. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the year. As of May 2002, MedcoHealth had no

                       MERCK-MEDCO MANAGED CARE, L.L.C.


               (THE PREDECESSOR TO MEDCOHEALTH SOLUTIONS, INC.)



   NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS--(Continued)



                     For the Quarter Ended March 30, 2002




dilutive securities outstanding. Accordingly, diluted EPS is considered equivalent to Basic EPS for all periods presented. From February 26, 2002 to May 21, 2002, Merck granted under its employee stock option plans, 4,618,232 options to MedcoHealth employees to purchase Merck stock. Most of these options are expected to be converted into MedcoHealth options on the date of the spin-off. The rate of conversion will be determined on the date of the spin-off. These options may have a dilutive effect on EPS if the exercise price of the options is less than the market price on the spin-off date. Options granted by Merck to MedcoHealth employees prior to February 26, 2002 will remain options to purchase Merck stock.



    SETTLEMENT OF LITIGATION--In August 2001, MidAtlantic Medical Services, Inc. (MidAtlantic) filed a demand for arbitration with the American Arbitration Association alleging that the Company breached the risk-sharing provisions of its integrated prescription drug program master agreement. In April 2002 the Company settled this arbitration with MidAtlantic. The settlement will not have a material impact on the Company's results of operations or financial position as the Company provided for this matter in prior years.

================================================================================

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                               -----------------

                               TABLE OF CONTENTS


                                                           Page
                                                           ----
                Prospectus Summary........................   1
                Risk Factors..............................  11
                Cautionary Note Regarding Forward-
                  Looking Statements......................  34
                Use of Proceeds...........................  35
                Dividend Policy...........................  35
                Capitalization............................  36
                Selected Historical Consolidated Financial
                  and Operating Data......................  37
                Unaudited Pro Forma Condensed
                  Consolidated Financial Data.............  40
                Management's Discussion and Analysis of
                  Financial Condition and Results of
                  Operations..............................  44
                Business..................................  60
                Management................................  87
                Relationships Between Our Company and
                  Merck & Co., Inc........................  98
                Security Ownership of Principal
                  Stockholder and Management.............. 114
                Description of Capital Stock.............. 116
                Description of Indebtedness............... 123
                Shares Eligible for Future Sale........... 126
                United States Federal Tax Considerations
                  for Non-United States Holders........... 128
                Underwriting.............................. 132
                Validity of Common Stock.................. 137
                Experts................................... 137
                Where You Can Find More Information....... 137
                Index to Financial Statements............. F-1


                               -----------------

Through and including      , 2002 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

================================================================================

================================================================================


                                          Shares


                          MedcoHealth Solutions, Inc.

                                 Common Stock

                               -----------------

                                    [LOGO]

                               -----------------

                             Goldman, Sachs & Co.

                                   JPMorgan

                              Merrill Lynch & Co.

                          Credit Suisse First Boston

                           Deutsche Bank Securities

                             Salomon Smith Barney

                      Representatives of the Underwriters

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

    The following table sets forth expenses and costs payable by Merck & Co., Inc. (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee and the National Association of Securities Dealers Inc.'s filing fee.

                                                                       Amount
                                                                       -------
SEC registration fee under Securities Act............................. $92,000
NASD filing fee.......................................................  30,500
NYSE fees.............................................................    *
Legal fees and expenses...............................................    *
Accounting fees and expenses..........................................    *
Printing and engraving expenses.......................................    *
Registrar and transfer agent fees.....................................    *
Miscellaneous expenses................................................    *
                                                                       -------
   Total.............................................................. $
                                                                       =======

--------
* To be filed by amendment.

Item 14.  Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee of or agent to the corporation (other than an action by or in the right of the corporation--a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement, or otherwise.

    Our bylaws and our certificate of incorporation require us to indemnify to the fullest extent authorized by the DGCL any person made or threatened to be made a party to an action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that such person is or was a director or officer of the Company, or serves or served at the request of the Company as a director or officer of another enterprise.

    As permitted by section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders; (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under section 174 of the DGCL; or (d) from any transaction from which the director derived an improper personal benefit.

    We intend to obtain primary and excess insurance policies insuring our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

    Additionally, reference is made to the underwriting agreement filed as
Exhibit 1.1 to this registration statement, which provides for indemnification by our Underwriters of the registrant, our directors and officers who sign the registration statement and persons who control us, under certain circumstances.

Item 15.  Recent Sales of Unregistered Securities.


    On May 21, 2002, the Registrant's predecessor, Merck-Medco Managed Care, L.L.C., a Delaware limited liability company ("LLC") wholly owned by Merck & Co., Inc. ("Merck"), converted to a Delaware corporation pursuant to Section 265 of the Delaware General Corporation Law (the "Conversion") and changed its name to MedcoHealth Solutions, Inc. In connection with the Conversion, the Registrant issued to Merck 270,000,000 shares of its common stock, $0.01 par value, in exchange for Merck's entire membership interest in the Registrant as an LLC.


Item 16.  Exhibits and Financial Statement Schedules.

    The following documents are filed as exhibits to this registration statement:


Exhibit
Number  Exhibit Description
------  -------------------
  1.1   Form of Underwriting Agreement*

  3.1   Form of Certificate of Incorporation of MedcoHealth Solutions, Inc.**

  3.2   Form of By-Laws of MedcoHealth Solutions, Inc.**

  4.1   Form of MedcoHealth Solutions, Inc. common stock certificate*

  4.2   Form of Registration Rights Agreement between Merck & Co., Inc. and the Registrant**

  5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the shares being registered*

 10.1   Form of MedcoHealth Solutions, Inc. 2002 Stock Incentive Plan**

 10.2   Form of MedcoHealth Solutions, Inc. Key Executive Severance Plan**

 10.3   Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant+**

 10.4   Form of Master Separation and Distribution Agreement between Merck & Co., Inc. and the
        Registrant**

 10.5   Form of Managed Care Agreement between Merck & Co., Inc. and the Registrant**

 10.6   Form of Transition Services Agreement between Merck & Co., Inc. and the Registrant**

 10.7   Form of Indemnification and Insurance Agreement between Merck & Co., Inc. and the
        Registrant**

 10.8   Form of Tax Responsibility Allocation Agreement between Merck & Co., Inc. and the
        Registrant**

 10.9   Form of Patient Assistance Program Agreement between Merck & Co., Inc. and the
        Registrant**

 10.10  Form of eHealth Services Agreement between Merck & Co., Inc. and the Registrant**

Exhibit
Number  Exhibit Description
------  -------------------

 10.11  Form of Point of Care Data Services Agreement between Merck & Co., Inc. and the
        Registrant**

 10.12  Form of Data Flow Continuation Agreement between Merck & Co., Inc. and the Registrant **

 10.13  Form of Employee Matters Agreement between Merck & Co., Inc. and the Registrant**

 10.14  Form of Employee Leasing Agreement between Merck & Co., Inc. and the Registrant**

 10.15  Conditions of Employment of Richard T. Clark, dated August 14, 1972, and Amendment to
        Conditions of Employment, dated January 29, 1999**

 10.16  Key Employee Agreement of Timothy C. Wentworth, dated December 10, 1998, and Sandra
        E. Peterson, dated December 21, 1998**

 10.17  Key Employee and Special Compensation Agreement of Robert J. Blyskal, dated May 24,
        1993**

 10.18  Key Employee Agreement and Statement of Corporate Policy and Acknowledgement of
        Receipt of Roger A. Jones, dated February 19, 1991**

 10.19  Description of the relocation loan to Timothy C. Wentworth**

 16.1   Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated April 17,
        2002**

 21.1   List of Subsidiaries**

 23.1   Consent of Arthur Andersen LLP, dated May 21, 2002

 23.2   Consent of PricewaterhouseCoopers LLP, dated May 21, 2002

 23.3   Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)*

 24.1   Power of Attorney (included on signature page to Registration Statement)**

 99.1   Form of Exchange Agreement*

 99.2   Letter from the Registrant to the Securities and Exchange Commission, dated May 21, 2002, relating to Arthur Andersen LLP

--------
* To be filed by amendment.

**Previously filed.


+ Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.


Item 17.  Undertakings.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

        (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of Franklin Lakes, State of New Jersey, on May 21, 2002.



                                          MEDCOHEALTH SOLUTIONS, INC.



                                          By:  /S/  DAVID S. MACHLOWITZ

                                             ----------------------------------

                                                    David S. Machlowitz


                                               Senior Vice President, General
                                                    Counsel and Secretary





    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



            Signature                   Title                  Date
            ---------                   -----                  ----

                 *         President, Director (Principal  May 21, 2002
        ------------------   Executive Officer)
         Richard T. Clark

                *          Chief Financial Officer, Senior May 21, 2002
        ------------------   Vice President, Finance
          JoAnn A. Reed      (Principal Financial and
                             Accounting Officer)

                 *         Director                        May 21, 2002
        ------------------
        Kenneth C. Frazier

                *          Director                        May 21, 2002
        ------------------
          Judy C. Lewent



* By:   /s/  DAVID S. MACHLOWITZ                           May 21, 2002
      -----------------------------
            David S. Machlowitz
             Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit
Number                                       Exhibit Description
------                                       -------------------
  1.1   Form of Underwriting Agreement*

  3.1   Form of Certificate of Incorporation of MedcoHealth Solutions, Inc.**

  3.2   Form of By-Laws of MedcoHealth Solutions, Inc.**

  4.1   Form of MedcoHealth Solutions, Inc. common stock certificate*

  4.2   Form of Registration Rights Agreement between Merck & Co., Inc. and the Registrant**

  5.1   Opinion of Fried, Frank, Harris, Shriver & Jacobson regarding the legality of the shares being registered*

 10.1   Form of MedcoHealth Solutions, Inc. 2002 Stock Incentive Plan**

 10.2   Form of MedcoHealth Solutions, Inc. Key Executive Severance Plan**

 10.3   Pharmacy Benefit Management Agreement between United Healthcare Services, Inc. and the Registrant+**

 10.4   Form of Master Separation and Distribution Agreement between Merck & Co., Inc. and the
        Registrant**

 10.5   Form of Managed Care Agreement between Merck & Co., Inc. and the Registrant**

 10.6   Form of Transition Services Agreement between Merck & Co., Inc. and the Registrant**

 10.7   Form of Indemnification and Insurance Agreement between Merck & Co., Inc. and the
        Registrant**

 10.8   Form of Tax Responsibility Allocation Agreement between Merck & Co., Inc. and the
        Registrant**

 10.9   Form of Patient Assistance Program Agreement between Merck & Co., Inc. and the
        Registrant**

 10.10  Form of eHealth Services Agreement between Merck & Co., Inc. and the Registrant**

 10.11  Form of Point of Care Data Services Agreement between Merck & Co., Inc. and the
        Registrant**

 10.12  Form of Data Flow Continuation Agreement between Merck & Co., Inc. and the Registrant**

 10.13  Form of Employee Matters Agreement between Merck & Co., Inc. and the Registrant**

 10.14  Form of Employee Leasing Agreement between Merck & Co., Inc. and the Registrant**

 10.15  Conditions of Employment of Richard T. Clark, dated August 14, 1972, and Amendment to
        Conditions of Employment, dated January 29, 1999**

 10.16  Key Employee Agreement of Timothy C. Wentworth, dated December 10, 1998, and Sandra
        E. Peterson, dated December 21, 1998**

 10.17  Key Employee and Special Compensation Agreement of Robert J. Blyskal, dated May 24,
        1993**

 10.18  Key Employee Agreement and Statement of Corporate Policy and Acknowledgement of
        Receipt of Roger A. Jones, dated February 19, 1991**

 10.19  Description of the relocation loan to Timothy C. Wentworth**

 16.1   Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated April 17,
        2002**

 21.1   List of Subsidiaries**

 23.1   Consent of Arthur Andersen LLP, dated May 21, 2002

Exhibit
Number                                     Exhibit Description
------                                     -------------------

 23.2   Consent of PricewaterhouseCoopers LLP, dated May 21, 2002

 23.3   Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)*

 24.1   Power of Attorney (included on signature page to Registration Statement)**

 99.1   Form of Exchange Agreement*

 99.2   Letter from the Registrant to the Securities and Exchange Commission, dated May 21, 2002, relating to Arthur Andersen LLP

--------

* To be filed by amendment.


**Previously filed.


+ Pursuant to Rule 406 of the Securities Act of 1933, as amended, confidential portions of this Exhibit have been deleted and filed separately with the Securities and Exchange Commission pursuant to a claim of confidential treatment.